5/6.


03050455

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Overseas Bank Ltd

*CURRENT ADDRESS


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2180 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DATE : 5/7/03



UNITED OVERSEAS BANK LIMITED

ANNUAL REPORT 2002

United | for Growth

United | for Growth

With the successful integration of Overseas Union Bank in 2002, we have taken another important step towards our growth in Singapore and the region. Looking ahead, we will continue to actively grow the Bank – by growing our customers' wealth, growing our portfolio of products, growing the returns to our shareholders, and growing our staff in knowledge and skills. These four constituent components of our growth, like ripples in a pond moving outward in an ever-growing circle, will propel us to be a premier bank in the Asia-Pacific.

Contents

All figures in this Annual Report are in Singapore dollars unless otherwise specified.

Our Mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.



248 offices around the world

Country	Offices
Singapore	62
Philippines	67
Malaysia	39
Thailand	37
Indonesia	11
China	8
Hong Kong S.A.R.	6
USA	4
Taiwan	3
Australia	2
Brunei	2
Canada	1
France	1
Japan	1
Myanmar	1
South Korea	1
United Kingdom	1
Vietnam	1

United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises 248 offices in 18 countries and territories in the Asia-Pacific region, Western Europe and North America.

United | for Growth

It has a banking subsidiary, Far Eastern Bank, in Singapore, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, proprietary investments, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings.

UOB's total card base of more than 1 million firmly places it in the top position in credit and Visa debit cards in Singapore. UOB is also the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business.

Through its other subsidiaries and associates (principally the United Overseas Land Group), UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

	The Group		
	2002	2001	Increase/ Decrease
Profit For The Year ($'000)			
Profit before tax	**1,433,570**	1,197,562	19.7%
Net profit after tax	**1,064,200**	924,579	15.1%
Selected Balance Sheet Items As At Year-End ($'000)			
Customer loans (net of provisions)	**58,884,007**	60,892,094	- 3.3%
Customer deposits	**67,918,581**	74,451,684	- 8.8%
Total assets	**107,469,421**	113,888,094	- 5.6%
Shareholders' funds	**12,652,638**	12,716,839	- 0.5%
Financial Ratios			
Basic earnings per share (cents)	**67.7**	77.3	- 12.4%
Return on average shareholders' funds (%)	**8.3**	10.8	- 2.5% points
Return on average total assets (%)	**0.98**	1.16	- 0.18% point
Expense to income ratio (%)	**34.9**	39.3	- 4.4% points
Dividend rates (%)			
– Interim and final	**58.8**	40.0	18.8% points
Net asset value per share ($)	**8.05**	8.09	- 0.5%
Capital adequacy ratios (BIS) (%)			
– Tier 1 capital	**12.2**	11.8	0.4% point
– Total capital	**15.3**	18.5	- 3.2% points



Growing our Regional Business

Wee Cho Yaw
Chairman & Chief Executive Officer

2002 Review

Contrary to general expectations, the second half of 2002 did not witness a dramatic improvement in the world economy. Weighed down by accounting scandals in the US and, to a lesser extent, Europe, and the threat of a war in Iraq, the world economy moved at a sluggish pace. The bombs set off by terrorists in Bali in October cast a further pall on the regional economies.

Singapore's electronic exports were hard hit, as was the property market. Consequently, the Singapore economy only grew by 2% against earlier estimates of up to 5% growth.

The UOB Group and the Bank were affected by the slower growth. We were, however, able to achieve UOB's integration with Overseas Union Bank (OUB) in June, way ahead of schedule, and hence we were able to enjoy the benefits of the business synergies much sooner.

2002 Performance and Dividend

Bolstered by the business synergies arising from our acquisition of OUB, the UOB Group achieved an After-Tax Profit of $1.064 billion in 2002, representing an increase of 15.1% over 2001. Return on average shareholders' funds (ROE) decreased from 10.8% to 8.3%, and basic earnings per share dropped from 77.3 cents to 67.7 cents.

As at 31 December, the Group had total assets of $107.5 billion, down from $113.9 billion at the end of 2001. Reflecting the sluggish business environment, loans outstanding dropped slightly from $60.9 billion to $58.9 billion. Non-bank deposits also dropped from $74.5 billion to $67.9 billion. Non-Performing Loans (NPLs) also decreased from $6.0 billion to $5.7 billion, while total cumulative specific and general provisions increased from $3.3 billion to $3.5 billion.

Profit growth was derived mainly from higher net interest income, higher fee and commission income, gains from the divestment by distribution in specie of its Haw Par Corporation shares as well as higher contributions from associates. These were offset by lower dealing income, higher operating expenses, higher goodwill amortisation charges and higher specific provision for loans.

Because of its smaller size, Far Eastern Bank continued to face intense competition in 2002. After-Tax Profit fell slightly, from $7.9 million to $7.6 million. The year was a difficult one for the insurance industry as a result of the terrorist attacks and the poor investment climate. Our subsidiary, United Overseas Insurance, was also affected and its After-Tax Profit declined from $9.9 million to $6.3 million.

Among our regional banking subsidiaries, United Overseas Bank (Malaysia) [UOBM] achieved a 117% jump in profit to $146.5 million. This was, in part, attributable to the strong economic rebound in Malaysia and, in part, due to the successful integration of UOBM with Overseas Union Bank (Malaysia). UOB Radanasin Bank also benefited from the robust growth of Thai exports and its consumer banking portfolio. It managed to reduce its loss from $28 million to $7.8 million. Reflecting the slow progress of the Indonesian economy, PT Bank UOB Indonesia saw a slight increase in its After-Tax Profit to $15.1 million. United Overseas Bank Philippines reported a loss of $34 million, compared with a loss of $34.7 million the previous year.

The UOB Board proposes that $400 million be transferred to reserves, and recommends a final dividend of 25% less 22% income tax. Together with the interim dividend of 15%, and the interim dividend of 18.8% paid in specie of shares in Haw Par Corporation, the total dividend for 2002 is 58.8%.

Corporate Developments

The year under review saw several major corporate developments.

On 16 June, all systems of the former OUB were successfully integrated with UOB's. Customers of the combined Bank were thus able to enjoy seamless transactions and a wider range of products and services. Thanks to the work put in by management and staff, integration was achieved within eight months instead of the originally estimated 12 to 18 months.

On 3 June, Industrial & Commercial Bank (ICB) was delisted from the Singapore Exchange following UOB's acquisition of all the shares of the subsidiary. On 28 August, ICB was effectively merged with UOB. The consolidation of ICB will further improve the efficient use of our resources.

In July, UOB acquired the remaining 40% shares of United Overseas Bank Philippines, making the Filipino bank a 100% owned subsidiary.

In September, UOB acquired 9,550 shares representing 19.1% of the issued and paid-up capital of PT Bank UOB Indonesia. After the acquisition, UOB's equity interest in PT Bank UOB Indonesia was raised to 99%.

In November, UOBM formed a life and general insurance joint venture with the DRB-HICOM Group to grow our bancassurance business in Malaysia.

In December, UOB distributed, in specie, 64,251,957 ordinary shares of Haw Par Corporation, representing 31.12% of the issued share capital of the company held by the Bank, to UOB shareholders. For every 1,000 UOB shares, the UOB shareholder received 40.88 Haw Par Corporation shares. The divestment was in compliance with the Monetary Authority of Singapore's requirement for financial institutions to reduce their shareholding in non-financial companies to not more than 10% of the companies' issued share capital by July 2004.

On 19 December, UOB's scheme of arrangement to reorganise the share capital of its finance company, Overseas Union Trust (OUT), was effected and the company became a fully-owned subsidiary of UOB. OUT's shares were delisted on the following day.

In line with our strategy to expand our business activities in Greater China, our Representative Office in Beijing was upgraded to a full branch in November. During the year, our Shenzhen Branch was granted a licence to conduct Renminbi transactions for foreign companies and nationals, while our Shanghai Branch was licensed to offer foreign currency services to local companies and individuals in China. UOB Shanghai Branch is also an Authorised Approving Centre for capital accounts, making UOB the first South-East Asian bank to handle such capital account transactions in Shanghai.

During the year, we also established a RMB300 million investment company in Beijing with the Oxford Cambridge Investment Group and Shandong Hi-Tech Investment Company Limited, and launched the UOB Credit Card in Hong Kong S.A.R.

At home, we continued to build up our IT infrastructure and rationalise our branch operations to further upgrade our customer service. The newly established Operations Sector has also achieved significant progress in implementing straight-through processing for the convenience of customers.

2003 Prospects

The 2003 business climate is clouded with uncertainties. The war in Iraq and its aftermath will have a significant impact on the world economy.

In Singapore, the official estimate is a growth of between 2% to 5%, the wide variation being a reflection of the uncertain outlook. UOB believes that growth will be closer to the lower end of the estimate. The industrial and commercial property market is expected to continue to be weak, and Singapore's high unemployment rate is likely to remain as the economy goes through a restructuring exercise. The tourism industry has been dealt a double blow with the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome in March.

Under the circumstances, the Group will focus on growing our regional business even as we strive to maintain our leading position in Singapore. Our enlarged UOBM should see continued expansion in its corporate and consumer business as the Malaysian economy strengthens. UOB Radanasin Bank is expected to become profitable and United Overseas Bank Philippines intends to increase its business activities this year.

In China, we intend to look for a suitable financial institution to form a strategic alliance. In connection with this, we have held talks with several Chinese banks. Our strategy in Greater China is two-pronged. We intend to add depth and breadth to our scope of business activities and services, and we will continue to use our resources to assist our Singapore and regional customers who have interests in that country.

Acknowledgements

2002 has been an eventful and rewarding year for UOB. For this, credit must go to the wise counsel provided by our distinguished Board of Directors and the dedication and hard work put in by management and staff members. I take this opportunity to thank them for their contributions.

During the year, Mr John C Dean Jr decided to step down from the Board. The Board thanks him for his past service and wishes him success in his new endeavours.

UOB's Senior Deputy Chairman and Board Director, Mr Lee Hee Seng, has decided not to seek re-election at the forthcoming Annual General Meeting and to retire from the Bank. Mr Lee contributed greatly to the smooth integration of UOB and OUB and it is with deep regret that the Board accepts his decision. On behalf of the Board, I thank Mr Lee for his invaluable advice and contributions. The Board and I wish him many happy years of retirement.

Wee Cho Yaw
Chairman & Chief Executive Officer
March 2003

Group Assets

2002: $107,469 million ▭ – 5.6%

2001: $113,888 million


$ million
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
$	50,789	56,774	66,324	113,888	107,469
US$	30,587	34,068	38,293	61,528	61,910

Group Customer Deposits

2002: $67,919 million ▭ – 8.8%

2001: $74,452 million


$ million
80000
70000
60000
50000
40000
30000
20000
10000
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
$	36,492	40,728	43,406	74,452	67,919
US$	21,976	24,439	25,061	40,223	39,126

Group Customer Loans

2002: $58,884 million ▭ – 3.3%

2001: $60,892 million


$ million
80000
70000
60000
50000
40000
30000
20000
10000
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
$	27,653	27,259	30,045	60,892	58,884
US$	16,653	16,357	17,347	32,897	33,921

Group Loans/Customer Deposits Ratio

2002: 86.7% ▭ + 4.9% points

2001: 81.8%


%
110
100
90
80
70
60
50
1998
1999
2000
2001
2002

1998	1999	2000	2001	2002
75.8%	66.9%	69.2%	81.8%	86.7%

Note: Where applicable, figures/ratios in this section have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date with effect from 2000, and for impact of adopting revised SAS 12: Income Taxes and Interpretation of SAS (INT) 5: Consolidation – Special Purpose Entities with effect from 2001.

Financial Highlights

Group Shareholders' Funds

2002: $12,653 million ▭ – 0.5%

2001: $12,717 million



$ million
13000
12000
11000
10000
9000
8000
7000
6000
5000
4000

	1998	1999	2000	2001	2002
$	5,878	6,191	6,968	12,717	12,653
US$	3,540	3,715	4,023	6,870	7,289

Group Net Profit After Tax

2002: $1,064.2 million ▭ + 15.1%

2001: $924.6 million



$ million
1100
1000
900
800
700
600
500
400
300
200
100

	1998	1999	2000	2001	2002
$	332	760	913	925	1,064
US$	200	456	527	500	613

Group Capital Adequacy Ratios (BIS)

Total Capital
2002: 15.3% ▭ – 3.2% points
2001: 18.5%

Tier 1 Capital
2002: 12.2% ▭ + 0.4% point
2001: 11.8%



%
30
27
24
21
18
15
12
9
6
3
-o- Total Capital
-o- Tier 1 Capital

	1998	1999	2000	2001	2002
Total Capital	21.4%	21.7%	19.8%	18.5%	15.3%
Tier 1 Capital	18.6%	18.6%	17.1%	11.8%	12.2%

Group Adjusted Earnings Per Share

2002: 67.7 cents ▭ – 12.4%

2001: 77.3 cents



cents
100
90
80
70
60
50
40
30
20

	1998	1999	2000	2001	2002
¢	31.7	72.4	86.8	77.3	67.7
US¢	19.1	43.4	50.1	41.8	39.0

Group Return On Average Shareholders' Funds

2002: 8.3% – 2.5% points

2001: 10.8%


%
18
16
14
12
10
8
6
4
2

	1998	1999	2000	2001	2002
UOB Group	5.7%	12.6%	13.5%	10.8%	8.3%
Major Local Bank Groups	4.4%	10.6%	12.1%	9.6%	7.7%

-o- UOB Group -o- Average Rate of Major Local Bank Groups

Group Return On Average Total Assets

2002: 0.98% – 0.18% point

2001: 1.16%


%
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2

	1998	1999	2000	2001	2002
UOB Group	0.7%	1.4%	1.5%	1.2%	1.0%
Major Local Bank Groups	0.5%	1.2%	1.4%	1.0%	0.8%

-o- UOB Group -o- Average Rate of Major Local Bank Groups

Dividends

Dividend Payment
2002: $720.4 million + 69.3%
2001: $425.6 million

Dividend Cover
2002: 2.2 times
2001: 2.2 times


$ million
times
18%
45%#
40%
40%
58.8%##
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
$	133	416	316	426	720
US$	80	250	183	230	415
-o- times	2.5	5.0+	2.9	2.2	2.2++

Dividend Payment -o- Dividend Cover Dividend Rate

+ Dividend cover is 1.8 times if the special tax exempt bonus dividend is included.
++ Dividend cover is 1.5 times if the interim dividend in specie of 18.8% is included.
 # Includes special tax exempt bonus dividend of 25%.
Includes interim dividend in specie of 18.8%.

Financial Highlights

Group Total Income

Net Interest Income
2002: $2,169 million + 51.8%
2001: $1,429 million

Non-Interest Income
2002: $910 million + 14.5%
2001: $795 million



$ million
4000
3500
3000
2500
2000
1500
1000
500
1,715
1,788
1,903
2,224
3,079

		1998	1999	2000	2001	2002
Net Interest Income	$	1,201	1,133	1,198	1,429	2,169
	US$	723	680	692	772	1,249
Non-Interest Income	$	514	655	704	795	910
	US$	310	393	406	429	524

Net Interest Income   Non-Interest Income

Group Total Non-Performing Loans (NPLs)

NPLs
2002: $5,679 million - 4.8%
2001: $5,968 million

NPLs As A % Of Gross Non-Bank Loans
2002: 9.0% - 0.3% point
2001: 9.3%



$ million
%
7000
6000
5000
4000
3000
2000
1000
14
12
10
8
6
4
2

		1998	1999	2000	2001	2002
NPLs	$	2,072	2,834	2,462	5,968	5,679
	US$	1,248	1,701	1,421	3,224	3,272
-o-	%	7.1	9.8	7.8	9.3	9.0

NPLs   -o- NPLs (Excluding Debt Securities) As A % Of Gross Non-Bank Loans

Group Total Cumulative Provisions

Cumulative Specific Provision
2002: $2,079 million + 9.5%
2001: $1,899 million

Cumulative General Provision
2002: $1,425 million - 0.7%
2001: $1,435 million

Total Cumulative Provisions As A % Of Total NPLs
2002: 61.7% + 5.8% points
2001: 55.9%



$ million
%
4000
3500
3000
2500
2000
1500
1000
500
80
70
60
50
40
30
20
10
1,518
1,774
1,664
3,334
3,504

		1998	1999	2000	2001	2002
Specific Provision	$	735	955	896	1,899	2,079
	US$	443	573	517	1,026	1,198
General Provision	$	783	819	768	1,435	1,425
	US$	472	491	443	775	821
-o-	%	73.3	62.6	67.6	55.9	61.7

Specific Provision   General Provision   -o- Cumulative Provisions As A % Of Total NPLs

Corporate Information

Honorary Life Counsellor

Dr Lien Ying Chow

Board Of Directors

Mr Wee Cho Yaw (Chairman & Chief Executive Officer)
Mr Lee Hee Seng (Senior Deputy Chairman)
Mr Wee Ee Cheong (Deputy Chairman & President)
Mr Koh Beng Seng (Deputy President)
Mr Ngiam Tong Dow
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee

Mr Wee Cho Yaw (Chairman)
Mr Lee Hee Seng (Deputy Chairman)
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow

Audit Committee

Mr Ernest Wong Yuen Weng (Chairman)
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee

Mr Wong Meng Meng (Chairman)
Mr Wee Cho Yaw
Mr Lee Hee Seng
Mr Sim Wong Hoo
Dr Cham Tao Soon

Remuneration Committee

Mr Wee Cho Yaw (Chairman)
Mr Lee Hee Seng
Dr Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary

Mrs Vivien Chan

Share Registrar

Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors

PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Mr Chua Kim Chiu
(Appointed on 2 August 2002)

Registered Office

80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations

80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4416
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

Board of Directors



Left to right: Wee Cho Yaw, Lee Hee Seng, Wee Ee Cheong

Mr Wee Cho Yaw *Chairman & Chief Executive Officer*
Age 74. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 9 May 2002. Executive Director since 1958. Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee. Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, Haw Par Healthcare, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, United Overseas Land and Singapore Land and its subsidiary, Marina Centre Holdings. Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry. Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

Mr Lee Hee Seng *Senior Deputy Chairman*
Age 76. An accountant and banker by qualification. Brought with him 24 years of experience in finance and management when he joined OUB as Director in 1972. Spent 27 years with OUB culminating with his appointment as Chairman from May 1995 to October 2001. Appointed Senior Deputy Chairman of UOB in November 2001. Has a distinguished public service record, having served as Chairman of Housing & Development Board, the Public Service Commission, the Presidential Elections Committee and the Lee Kuan Yew Exchange Fellowship.

Appointed to the Board on 31 October 2001. Last re-appointed as a Director on 9 May 2002. An Executive Director and Deputy Chairman of the Bank's Executive Committee. Member of its Nominating Committee and Remuneration Committee. Deputy Chairman and Director of Overseas Union Enterprise. Director of Singapore Press Holdings and Marina Centre Holdings.

Fellow of the Chartered Institute of Bankers, Australian Society of Certified Practising Accountants, Institute of Certified Public Accountants of Singapore and Institute of Chartered Secretaries and Administrators, and Companion of the Institute of Management, UK.

Mr Wee Ee Cheong *Deputy Chairman & President*
Age 50. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee. Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, Hotel Plaza and United Overseas Land. Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry. Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority. Former Director of ASEAN Supreme Fund.



Left to right: Koh Beng Seng, Ngiam Tong Dow, Ernest Wong Yuen Weng

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

Mr Koh Beng Seng *Deputy President*
Age 52. Joined UOB as Deputy President in 2000. Spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. Executive Director since 2000. Member of the Bank's Executive Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Chartered Semiconductor Manufacturing and ST Assembly Test Services. Served as Advisor (part-time) to the International Monetary Fund (1998 – 2001).

Holds a Bachelor of Commerce (Honours) from Nanyang University and Master of Business Administration from Columbia University, USA.

Mr Ngiam Tong Dow
Age 65. Chairman of Housing & Development Board. Has a distinguished public service career, having served as Permanent Secretary of the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, as Deputy Chairman of the Board of Commissioners of Currency, Singapore and as Director of Temasek Holdings.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore and Master of Public Administration from Harvard University, USA.

Mr Ernest Wong Yuen Weng
Age 58. Group CEO and Director of MediaCorp (Media Corporation of Singapore). Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of Hotel Plaza, United Overseas Land and Raffles Holdings. Council Member of Nanyang Technological University (NTU) and Chairman of the NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore, Board Member of Economic Development Board and Director of ASEAN Supreme Fund. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.



Left to right: Wong Meng Meng, Sim Wong Hoo, Philip Yeo Liat Kok, Dr Cham Tao Soon

Mr Wong Meng Meng

Age 54. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Honorary Legal Advisor to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Accredited Arbitrator to the Singapore International Arbitration Centre.

Mr Sim Wong Hoo

Age 47. Founder, Chairman, Chief Executive Officer and Director of Singapore-based Creative Technology (Nasdaq: CREAF). Holds a Diploma in Electronics and Electrical Engineering from Ngee Ann Polytechnic. A prominent technopreneur and pioneer best known for bringing sound, video and digital entertainment technology into the personal computer.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Frontline Technologies Corporation and MediaRing.com.

Mr Philip Yeo Liat Kok

Age 56. Chairman of the Agency for Science, Technology & Research (A*STAR). Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor and chemical industries. Brings to the Bank wide government and private sector experience over a 30-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Co-Chairman of Economic Development Board. Chairman of CapitaLand and Board Member of Nasdaq-listed Infosys of India. Has served as Chairman of SembCorp Industries.

Holds a Bachelor of Applied Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

Dr Cham Tao Soon

Age 63. A Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel and Singapore Symphonia Company. Director of Adroit Innovations, Keppel Corporation, Robinson & Company, Singapore International Foundation, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority.

Has served as Board Member of the Agency for Science, Technology & Research (A*STAR) and as Member of the NTU Council and National University of Singapore Council. Former Director of Ei-Nets, Singapore MRT and Wearne Technology.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics,



Left to right: Tan Kok Quan, Prof Lim Pin, Mrs Margaret Lien Wen Hsien, Ng Boon Yew

Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Mr Tan Kok Quan

Age 64. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

Prof Lim Pin

Age 67. University Professor & Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Remuneration Committee. Director of Raffles Medical Group. Corporate Advisor to Singapore Technologies. Chairman of the National Wages Council and Bio-ethics Advisory Committee. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of the Institute of Policy Studies, Singapore International Foundation and Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

Mrs Margaret Lien Wen Hsien

Age 60. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. A non-independent and non-executive Director. Director of Overseas Union Enterprise, Lien Ying Chow Private Limited and Wah Hin & Company Limited. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

Mr Ng Boon Yew

Age 48. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and Royal Clicks. Group Chief Financial Officer of Singapore Technologies. Member of the Public Accountants Board.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee and Member of the Council on Corporate Disclosure and Governance.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

Principal Officers

Mr Terence Ong Sea Eng
Senior Executive Vice President,
Global Treasury and Asset Management
Mr Ong joined UOB in 1982. He holds a Bachelor of Accountancy from the University of Singapore and has 20 years of experience in treasury services and operations. Mr Ong was the Deputy General Manager of the Board of Commissioners of Currency, Singapore before joining UOB.

Mr Samuel Poon Hon Thang
Senior Executive Vice President, Institutional Banking
Mr Poon joined UOB in 1988. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in Citibank N.A. for nine years.

Mr Joseph Chen Seow Chan
Managing Director, Trading & Institutional Treasury Services, Global Treasury
Mr Chen joined UOB in 1989. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has more than 25 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

Mr Bill Chua Teck Huat
Executive Vice President, Operations
Mr Chua joined UOB in 2002. He holds a Bachelor of Arts (Economics) and Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. Mr Chua has more than 22 years of experience in wholesale and consumer banking. Prior to joining UOB, he worked in OUB, Citibank N.A. and the Ministry of Foreign Affairs.

Ms Susan Hwee
Executive Vice President, Information Technology
Ms Hwee joined UOB in 2001. She holds a Bachelor of Science from the National University of Singapore. Ms Hwee, with over 20 years of experience in information technology, has held appointments in Keppel TatLee Bank, Citibank N.A. and IBM.

Mr Kuek Tong Au
Executive Vice President, Corporate Services
Mr Kuek joined UOB in 1970. His key responsibilities include the management of the Bank's corporate affairs, finance, investor relations, legal and secretariat, property and tax functions. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance.

Mr Michael Lau Hwai Keong
Executive Vice President,
International and Strategic Planning & Research
Mr Lau joined UOB in 2000. He holds a Bachelor of Business Administration (Honours) from the National University of Singapore. He is also a Chartered Financial Analyst. Mr Lau has 18 years of experience in the financial services industry, and previously held senior appointments in the Central Depository and Monetary Authority of Singapore.



Left to right: Terence Ong Sea Eng, Samuel Poon Hon Thang, Joseph Chen Seow Chan, Bill Chua Teck Huat, Susan Hwee, Kuek Tong Au

Mr Francis Lee Chin Yong
Managing Director & Chief Executive, United Overseas Bank (Malaysia) Bhd
Mr Lee joined UOB in 1980. He was appointed to his current position following the merger of OUB's operations in Malaysia into United Overseas Bank (Malaysia) Bhd on 2 February 2002. Prior to that, he has headed United Overseas Bank (Malaysia) Bhd as its Chief Executive Officer since September 1998. Mr Lee has spent 22 years in UOB, holding senior positions in operations and consumer services.

Mr David Loh Hong Kit
Executive Vice President, Risk Management & Compliance
Mr Loh joined UOB in 2000. He holds a Bachelor of Science (Honours) from the University of Birmingham, UK and Master of Business Administration from the University of New South Wales. He is also a Chartered Financial Analyst. Mr Loh has 20 years of experience in the financial services industry. He was Senior Vice President in the now Singapore Exchange Derivatives Trading/Derivatives Clearing from 1992 to 1999.

Ms Sim Puay Suang
Executive Vice President, Personal Financial Services
Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 24-year career banker in UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's individual banking business. Her portfolio includes personal deposits, loans, investments, credit and debit cards, travel-related services and privilege banking.

Mr Wee Joo Yeow
Executive Vice President, Corporate Banking
Mr Wee joined UOB in 2002. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with 30 years of corporate banking experience, Mr Wee has held senior appointments in OUB and First National Bank of Chicago prior to joining UOB.

Mr Wong Chong Fatt
Executive Vice President, High Networth Customers & Managing Director, Banknotes, Futures & Personal Treasury Services, Global Treasury
Mr Wong joined UOB in 2000. He holds a Bachelor of Commerce from Nanyang University. Mr Wong brings to the Bank more than 20 years of experience in treasury products, having held senior appointments in ABN AMRO Futures, NatWest Futures and HSBC Futures.

Mr Yeo Eng Cheong
Executive Vice President, Commercial Credit
Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Honours) from the University of Singapore. Mr Yeo is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).



Left to right: Michael Lau Hwai Keong, Francis Lee Chin Yong, David Loh Hong Kit, Sim Puay Suang, Wee Joo Yeow, Wong Chong Fatt, Yeo Eng Cheong

Corporate Governance

The UOB Group is committed to high standards of corporate governance. The Board believes that good governance is essential to achieving the Bank's objectives of maximising shareholder value and safeguarding the interests of its stakeholders.

Under the Singapore Exchange's listing rules, UOB ("the Bank") is required to describe its corporate governance practices with specific reference to the Code of Corporate Governance issued by the Committee on Corporate Governance in 2001 ("Code"). The following report describes the corporate governance policies and practices of the Bank during the financial year 2002, which are generally in line with the Code.

Board of Directors

The Board sets the overall business direction and objectives for the Bank. It oversees the business and affairs of the Bank, and the processes for evaluating the adequacy of the Bank's risk management, internal controls and financial reporting. The Board reviews the Bank's major investments, asset quality, business plans and operating results achieved. The Board's approval is required for the annual budget, any major acquisition or disposal, corporate or financial restructuring, issue of shares and other capital, payment of dividends and other distributions to shareholders.

The Board comprises 14 directors, four of whom are executive directors. Of the non-executive directors, nine are considered independent and they are Messrs Ngiam Tong Dow, Ernest Wong Yuen Weng, Wong Meng Meng, Sim Wong Hoo, Philip Yeo Liat Kok, Tan Kok Quan, Ng Boon Yew, Dr Cham Tao Soon and Prof Lim Pin. The current Board comprises members with diverse corporate experiences who, as a group, provide core competencies relevant to the business of the Bank. The Board considers the current board size as adequate for its present operations. As independent and non-executive directors make up almost two-thirds of the Board, no individual or group is able to dominate the Board's decision-making process. Detailed information on the directors' experience and qualifications can be found on pages 12 to 15.

One-third of the directors retire at every annual general meeting and may be re-elected by the shareholders. However, directors holding the positions of Chairman, Senior Deputy Chairman and Deputy Chairman are not subject to retirement by rotation. Directors over 70 years of age are required under the Companies Act to be re-appointed annually. Executive directors, being staff of the Bank, are employed on terms which allow termination by notice.

The Bank has a budget for directors' training needs. Guidance is given to new directors on the requirements of disclosure of interests, restrictions on dealings in securities and the duties and responsibilities of directors under Singapore law. Directors are updated on changes in relevant accounting standards. The company secretary, to whom the directors have independent access, assists the Board and keeps it apprised of relevant laws and regulations. The directors may also request independent professional advice, at the Bank's expense.

The Chairman of the Board is Mr Wee Cho Yaw, who is also the Chief Executive Officer ("CEO") of the Bank. As Chairman, Mr Wee leads Board discussions and deliberations. Together with his Board colleagues, he develops appropriate strategies for the Bank. As CEO, he is responsible for the day-to-day management of the Bank's affairs. Mr Wee has been both Chairman and CEO since 1974, and is closely identified with the UOB Group's success. It is well recognised that he performs an important representational role for the UOB Group, locally and internationally. Mr Wee's track record shows that he has been able to consistently and capably execute the responsibilities of both the Chairman and CEO positions effectively, guiding the UOB Group to steady and sustained growth over the years.

The Chairman of the Board ensures that board meetings are held when necessary. He sets the meeting agenda and ensures that directors are provided with complete, adequate and timely information. The directors are kept updated and informed of the Bank's business through management reports. Directors are provided with detailed papers on the Bank's operations and business. Senior management staff would regularly brief the Board on the Bank's businesses and operations. There are four scheduled board meetings a year. Additional meetings may be called as and when required. Last year, the Board met seven times and the directors' attendance record is set out on page 24.

In furtherance of its duties, the Board has delegated specific responsibilities to four board committees.

Board Committees

Executive Committee ("Exco")

The Exco formulates the Bank's business strategies and conducts on-going monitoring and review of the Group's performance, risk management, investments and the quality of the loan portfolio. Certain discretionary limits and authority have been delegated by the Board to the Exco and the CEO for credit and loan approvals, treasury and investment activities, capital expenditure, budgeting and human resource management.

The members of the Exco are Messrs Wee Cho Yaw (chairman), Lee Hee Seng, Wee Ee Cheong, Koh Beng Seng and Ngiam Tong Dow. The Exco meets monthly.

Nominating Committee ("NC")

The NC identifies candidates and reviews all nominations of directors for appointment to the Board, Executive Committee, Audit Committee and Remuneration Committee. The NC also reviews nominations to key executive positions, such as the CEO, President, Deputy President and Chief Financial Officer positions. Under the Code, the NC is charged with the duty of assessing the performance of the Board and the directors and determining the independence of directors.

The NC has made its recommendations to the Board in respect of the re-election and re-appointment of directors at the forthcoming annual general meeting. In assessing the performance of the Board, the NC referred to a set of criteria, based on the quantitative criteria recommended in the Code, as well as other qualitative criteria. The directors were assessed by the Chairman of the Board and the chairman of the NC based on various criteria including attendance, participation at meetings and contributions outside of a board setting. NC members abstain from deliberations in respect of their own nominations/assessment.

The NC is of the view that all directors can be considered independent, except for Messrs Wee Cho Yaw, Lee Hee Seng, Wee Ee Cheong and Koh Beng Seng who are executives of the Bank and Mrs Margaret Lien Wen Hsien who is related to a substantial shareholder of the Bank. Although Mr Wong Meng Meng, whose firm provides legal services to the UOB Group, and Mr Ernest Wong Yuen Weng, who retired from the Bank as President in 2000, would not be considered independent under the Code, the NC is of the opinion that they may still be considered independent because they are able to maintain their objectivity and independence at all times in the discharge of their duties as directors.

The members of the NC are Messrs Wong Meng Meng (chairman), Wee Cho Yaw, Lee Hee Seng, Sim Wong Hoo and Dr Cham Tao Soon. The NC meets at least once a year.

Remuneration Committee ("RC")

The RC reviews and recommends to the Board the remuneration of the executive directors, the grant of share options to employees and the payment of directors' fees.

The remuneration policy of the Bank seeks, inter alia, to align the interests of employees with those of the Bank, to reward and encourage performance based on core values established by the Bank and ensure that remuneration is commercially competitive to attract and retain talent. The remuneration package, which is applicable to all Bank staff, comprises fixed and variable components. The base salary makes up the fixed component while the variable component can be in the form of a performance bonus and, where applicable, share options. The Board had considered that there was no circumstance that required the remuneration policy to be submitted to the annual general meeting for approval.

Directors' fees are proposed as a lump sum to be approved by shareholders and to be divided amongst all the directors as they deem fit. Generally, directors who undertake additional duties as chairman and/or members of board committees will receive higher fees because of their additional responsibilities. Details of the total fees and other remuneration of the directors are set out in the Directors' Report on page 84. The remuneration of the Bank's top five executives takes into account the pay and employment conditions within the industry and is performance-related. The Bank believes that it is not in the best interest of the Bank to disclose the details of the remuneration of its top five key executives due to the sensitive nature of this information. There is no immediate family member (as defined in the Singapore Exchange's Listing Manual) of a director in the employ of the Bank whose annual remuneration exceeds $150,000.

The RC members are Messrs Wee Cho Yaw (chairman), Lee Hee Seng, Philip Yeo Liat Kok, Dr Cham Tao Soon and Prof Lim Pin. The Code recommends that the chairman of the RC should be an independent and non-executive director. However, the Board in consultation with the NC, felt that Mr Wee Cho Yaw, with his many years of relevant experience would be the best person to chair the RC. The RC meets at least once a year and RC members abstain from deliberations in respect of their own remuneration.

Audit Committee ("AC")

The AC carries out the functions set out in the Code and Companies Act. The AC comprises independent and non-executive directors, namely, Messrs Ernest Wong Yuen Weng (chairman), Philip Yeo Liat Kok, Tan Kok Quan and Dr Cham Tao Soon. The AC's terms of reference include reviewing the financial statements, the internal and external audit plans and audit reports, the external auditors' evaluation of the system of internal accounting controls, the scope and results of the internal and external audit procedures, the adequacy of internal audit resources, the cost effectiveness, independence and objectivity of external auditors, the significant findings of internal audit investigations and the interested person transactions. The reviews are made with the internal and external auditors, the financial controller and/or other senior management staff, as appropriate. Annually, the AC also nominates the external auditors for re-appointment.

The AC has reviewed with the internal and external auditors their evaluation of the Bank's systems of internal controls and risk management processes, and made its report to the Board. The AC noted that in establishing a system of internal controls, due consideration would be given to the materiality of relevant risks, the probability of loss and the costs that would be incurred in implementing the control measures. The Board has derived reasonable assurance from reports submitted to it that the internal control systems and risk management processes, which are designed to enable the Bank to meet its business objectives while managing the risks involved, are satisfactory for the Bank's business as presently conducted.

The AC reviewed and discussed with management and the external auditors, the UOB Group's audited financial statements for the financial year 2002, the quality of the accounting principles that were applied and their judgement of items that might affect the financials. Based on the review and discussions, the AC is of the view that the financial statements are fairly presented in conformity with generally accepted accounting principles in all material aspects.

The AC also reviewed the financial, business and professional relationships between the external auditors and the Bank, and received the requisite affirmations of independence from the external auditors. The AC is of the view that the volume and nature of the non-audit services provided by the external auditors are not such as would affect the independence and objectivity of the external auditors.

The AC meets separately with the internal auditor and the external auditors, in the absence of management, at least once a year.

The AC has the power to conduct or authorise investigations into any matter within its terms of reference and has adequate resources for the proper discharge of its duties. The AC met four times last year.

Internal Audit

The UOB Group has a well-established internal audit function ("Group Audit"). Group Audit assists the Board in monitoring and managing business risks and the internal controls of the Group. Group Audit operates within the framework of its Audit Charter. It has adopted the Standards for the Professional Practice of Internal Auditing set by the Institute of Internal Auditors. In addition, Group Audit was awarded the ISO 9001 (2000) Certification by the UK and USA Accreditation Services in August 2001 and has passed all semi-annual inspections for re-certification to-date.

The scope of Group Audit covers the audit of all the Bank's units and operations, including its overseas branches and subsidiaries. Group Audit's responsibilities include the audits of operations, lending practices, financial control, management directives, regulatory compliance, information technologies and the risk management processes of the Bank. Group Audit adopts a structured risk-based approach in planning its audit activities annually. Under this approach, all auditable areas identified in the Group are assessed, scored and ranked against the risk factors that Group Audit has compiled. Based on the risk rating of the various auditable areas, Group Audit would prioritise its audits and allocate appropriate levels of resources accordingly. The structured audit risk assessment approach ensures that all risk-rated auditable areas are kept in view to ensure proper coverage and audit frequency. The risk-based audit plan is reviewed annually taking into account the changing risk environment.

Group Audit participates actively in major systems development activities and project committees in the role of an auditor. In addition, Group Audit audits the various application systems in production, data centres, network security and the Information Technology Sector, paying special attention to key Internet banking and e-commerce application systems. Group Audit uses the Control Objectives for Information and Related Technology (COBIT) for evaluating the internal control systems of the Bank.

The banking subsidiaries, United Overseas Bank (Malaysia), UOB Radanasin Bank in Thailand and United Overseas Bank Philippines, each has its own internal audit function and is also subject to its local regulations. The Head of Internal Audit in each of the banking subsidiaries reports to its respective local audit committee and to Group Audit and administratively, to the local CEO. They are required to provide a monthly report on audit activities and significant issues to the Head of Group Audit. Group Audit conducts audits of selected business areas and reviews the internal audit

Mr Larry Lam

Senior Vice President & Head, Group Audit

Mr Larry Lam joined the Bank in 1998. He holds Bachelor of Information Systems and Master of Business Administration degrees from California State Polytechnic University. Mr Lam is a Certified Public Accountant (USA) as well as a Certified Information Systems Auditor. He brings to the Bank 17 years of internal and external auditing and information technology experience from the United States. Mr Lam is currently serving as a Governor of the Institute of Internal Auditors, Singapore. He is also a voting member of the International Banking Security Association.

work of each of the banking subsidiaries. Group Audit is spearheading the standardisation of the banking subsidiaries' audit charter, practices, planning and reporting processes.

There are formal procedures for Group Audit to report its audit findings to management and to the AC. Group Audit works closely with the external auditors to co-ordinate their audit work plans. The Head of Group Audit reports directly to the AC and administratively, to the Chairman and CEO.

Risk Management

As the management of risk is fundamental to the financial soundness and integrity of the Group, risk evaluation forms an integral part of the Group's business strategy development. The risk management philosophy is that all risks taken must be identified, measured, monitored and managed within a robust risk management framework, and that returns must be commensurate with the risks taken.

The Board has overall responsibility for determining the type and level of business risks that the Group undertakes to achieve its corporate objectives. The Board has delegated to various committees the authority to formulate, review and approve policies and limits on monitoring and managing risk exposures. The major policy decisions and proposals on risk exposures approved by these committees are subject to review by the Exco.

The various committees comprise top management and senior executives of the Bank who meet regularly to deliberate on matters relating to the key types of risks under their respective supervision. The key risks are credit and country risk, balance sheet risk, liquidity risk, market risk and operational risk.

The **Credit Committee** deals with all credit as well as country/transfer risk matters, including approval of credit applications, formulation of credit policies and the review of existing credit facilities.

The **Asset Liability Committee** formulates, reviews and approves policies, limits and strategies regarding the balance sheet structure, liquidity needs and trading activities.

The **Investment Committee** formulates, reviews and approves policies, limits and strategies regarding the investment and management of funds.

The **Computer Committee** determines and oversees the prioritisation of the Group's investments in IT as well as the resources committed to the development of the Group's technology strategy and infrastructure, and ensures that these are in line with the Group's business strategy.

The **Management Committee** formulates, reviews and approves policies and strategies relating to the monitoring and management of operational risks of the Group across all business and support units, as well as those relating to anti-money laundering measures. Under the Group Operational Risk Management framework, business and support units identify significant operational risks relating to their respective areas of operations and continually assess and monitor these risks through the Operational Risk Self Assessment (ORSA) process and through Key Operational Risk Indicators (KORIs).

The **Risk Management & Compliance Sector**, which is independent of the business units, performs the role of implementing risk management policies and procedures. With respect to regulatory and operational compliance, the Risk Management & Compliance Sector develops policies to address the requirements for each business unit and, through the compliance officers in the business units, puts in place the proper control procedures to ensure compliance. In addition, the Business Area Control Unit under Finance Division will enforce compliance of trading policies and limits by the trading desks at Global Treasury. The process by which the Group's risk exposures are monitored and managed is detailed under the section 'Risk Management' on pages 25 to 49.

Communication with Shareholders

The Board keeps shareholders updated on the business and affairs of the Bank through the quarterly release of the Bank's results, the publication of the Bank's annual report and the timely release of relevant information through the MASNET of the Singapore Exchange. Shareholders are afforded the opportunity to raise relevant questions and to communicate their views at shareholders' meetings. The Bank also holds media and analysts' briefings of its results. The Bank does not practise selective disclosure of information. Shareholders and investors can visit the Bank's investor relations website at www.uobgroup.com for information on the Bank.

Ethical Standards

The Bank has adopted the Association of Banks in Singapore's Code of Conduct for all staff and drawn up guidelines for compliance. The Bank has also adopted the Singapore Exchange's Best Practices Guide with respect to dealings in securities and has a Code on Dealings in Securities for the guidance of directors and officers.

Directors' Attendance in 2002

Name of Director	Number of Meetings Attended in 2002				
	Board of Directors	Executive Committee	Audit Committee	Nominating Committee	Remuneration Committee
Mr Wee Cho Yaw	7	11	–	1	1
Mr Lee Hee Seng	7	11	–	1	1
Mr Wee Ee Cheong *(Resigned from Audit Committee on 1 November 2002)*	7	8	3	–	–
Mr Koh Beng Seng	7	11	–	–	–
Mr Ho Sim Guan *(Retired from the Board and Executive Committee on 9 May 2002)*	1	3	–	–	1
Mr Ngiam Tong Dow	7	10	–	–	–
Mr Ernest Wong Yuen Weng	5	–	4	–	–
Mr Wong Meng Meng	4	–	–	1	–
Mr John C Dean Jr *(Resigned from the Board and Nominating Committee on 17 June 2002)*	1	–	–	1	–
Mr Sim Wong Hoo	4	–	–	1	–
Mr Philip Yeo Liat Kok	3	–	3	–	1
Dr Cham Tao Soon *(Appointed to Nominating Committee on 13 September 2002)*	4	–	3	–	1
Mr Tan Kok Quan	5	–	4	–	–
Prof Lim Pin	5	–	–	–	1
Mrs Margaret Lien Wen Hsien	7	–	–	–	–
Mr Ng Boon Yew	5	–	–	–	–
Number of Meetings Held in 2002	**7**	**11**	**4**	**1**	**1**

Credit and Country Risk Management

Credit Risk

Counter-party and credit risk is defined as the potential loss arising from any failure by customers to fulfil their obligations, as and when they fall due. All credit exposures, whether on-balance sheet or off-balance sheet, are assessed. These obligations may arise from lending, trade finance, investment, receivables under derivative and foreign exchange contracts and other credit-related activities undertaken by the Group.

The Credit Committee, under delegated authority from the Board of Directors, approves credit policies, guidelines and procedures to control and monitor such risks. It has day-to-day responsibility for identifying and managing portfolio and risk concentration issues, including country exposure and industry sector exposure. The risk parameters for accepting credit risk are clearly defined and complemented by policies and processes to ensure that the Group maintains a well diversified and high quality credit portfolio. The decisions of the Credit Committee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

Credit discretionary limits are delegated to officers of individual business units, depending on their levels of experience. Approval of all credits is granted in accordance with credit policies and guidelines. Defined credit risk parameters include single borrower, obligor, security concentrations, identified high-risk areas, maximum tenor and acceptable structures, and collateral types.

Additional policies are in place to govern the approval of 'Related Parties' credit facilities. 'Related Parties' refer to individuals or companies with whom the authorised credit approving authority and/or his/her immediate family members have a relationship, whether as director, partner, shareholder or any other relationship which would give rise to a potential conflict of interest.

Credit Risk Management

Formulation of Credit Policies and Risk Parameters
- Acceptable Collateral/Concentrations
- Maximum Advance Margin for Collateral
- Maximum Individual Borrower Exposure
- Maximum Tenor of Facility

Portfolio Review
- Concentration Analysis
- Stress Testing

Procedures on Classification of Accounts
- Auto-Classification based on Ageing of Past Dues
  - De-Classification
  - Provisioning of Non-Performing Loans

Credit Risk Mitigation
- Credit Review
  - Compliance
  - Credit Quality Assurance
- Special Loans (Recovery/Consultation)

Discretionary Limits
- Delegation of Discretionary Limits tiered by:
  - Corporate Grade
  - Portfolio
  - Track Record

Credit Rating System
- Calibration of Borrower Risk
- Credit Alert

Credit Policies/Procedures
- Communication of Policies and Procedures through Online Distribution
- Upgrading of Skills through Continuous Training

Country of Risk
- Setting of Country Limits
- Analysis of Country Risks

Credit relationships with 'Related Parties' must be established on a strictly arm's length commercial basis. An approving authority shall abstain and absent himself/herself from the deliberation and approval of credit cases where the borrower is a 'Related Party' except that an approving authority may participate in the credit deliberation if the 'Related Party' is a:

- company in the UOB Group;
- publicly listed company or company related to a publicly listed company;
- company formed by professional bodies, trade or clan associations, or societies.

The Board of Directors must be informed immediately in the event that any 'Related Party' borrower is in default of payment and/or in breach of any material term of the credit facility and such default or breach is not rectified within seven days of notice from the Group.

A comprehensive set of limits (country, regional, industry and counter-party) is in place to address concentration issues in the Group's portfolio and a rigorous process is established to regularly review and report asset concentrations and portfolio quality so that risks are accurately assessed and properly monitored and approved. These cover large credit exposures by obligor group, collateral type, industry, product and country, level of non-performing loans and adequacy of provisioning requirements. In particular, the trends and composition of exposures to property-related loans are closely monitored, analysed and reported on an on-going basis to ensure that exposures are kept within regulatory requirements and internal guidelines. The exposure concentrations and non-performing loans by industry type are reported to the Credit Committee and the Executive Committee of the Board on a monthly basis and to the Board of Directors on a quarterly basis.

Credit audits and reviews are regularly carried out to proactively identify and address potential weakness in the credit process and to pre-empt any unexpected deterioration in the credit quality.

The Group has a counter-party risk rating system in place to support consistent credit risk analysis for each counter-party. The risk rating system, together with the Group's plans to estimate recovery rates and exposures upon default, will enable it to better quantify potential credit losses in future.

Customer Loans

Loans and advances are made to customers in various industry segments and business lines. The top 20 obligor group borrowers and top 100 group borrowers made up 18.6% and 30% of total loans and advances respectively.

Obligor groups are defined in accordance with MAS Notice 623 to comply with Section 29 (1)(a) of the Banking Act. Where the parent company is a borrower, exposures to the parent company and companies that it has 20% or more shareholding or power to control are aggregated into a single obligor group.

As at 31 December 2002, 37.2% of the Group's exposure was in its personal financial services portfolio, comprising mainly housing loans, other mortgage loans, credit cards and vehicle financing. The balance of the exposure was spread among various industry segments.

The composition of loans and advances and contingent liabilities to customers were as follows:

By Industry Type (%)	Loans & Advances 2002	Loans & Advances 2001	Contingent Liabilities 2002	Contingent Liabilities 2001
Transport, storage and communication	**3.3**	3.6	**2.8**	3.5
Building and construction	**14.7**	15.1	**17.4**	22.8
Manufacturing	**8.6**	8.3	**10.3**	11.9
Non-bank financial institutions	**17.3**	16.8	**45.5**	30.6
General commerce	**10.0**	9.8	**13.2**	13.6
Professionals and private individuals	**15.0**	14.8	**2.7**	2.7
Housing loans	**22.2**	20.7	**–**	–
Others	**8.9**	10.9	**8.1**	14.9
Total (%)	**100.0**	100.0	**100.0**	100.0
Total gross loans ($ million)	**62,339**	64,211	**8,682**	7,673

Management of Performing Loans, Non-Performing Loans and Cumulative Provisions

The Group classifies its loan portfolios according to the borrower's ability to repay the loan from its normal source of income. All loans and advances to customers are classified into the categories of 'Pass', 'Special Mention' or 'Non-Performing'. Non-Performing Loans are further classified as 'Substandard', 'Doubtful' or 'Loss' in accordance with MAS Notice 612. The Group also practises split classification of 'Substandard' into 'Substandard – Doubtful' and 'Substandard – Loss'. Interest income on all Non-Performing Loans is suspended and ceases to accrue. Such loans will remain classified until servicing of the account is satisfactory. Where appropriate, classified loans are transferred to in-house recovery specialists to maximise recovery prospects.

Loan Classification	Description
Pass	All payments are current and full repayment of interest and principal from normal sources is not in doubt.
Special Mention	There is some potential weakness in the borrower's creditworthiness, but the extent of any credit deterioration does not warrant its classification as a Non-Performing Loan.
Non-Performing: Substandard	There is weakness in the borrower's creditworthiness that jeopardises normal repayment. Default has occurred or is likely to occur. A credit is greater than 90 days past due, or the repayment schedule has been restructured.
Non-Performing: Substandard – Doubtful	A Substandard Loan that is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be more than 50%.
Non-Performing: Substandard – Loss	A Substandard Loan that is partially secured by tangible collateral and the recovery rate on the unsecured portion is expected to be less than 50%.
Non-Performing: Doubtful	There is severe weakness in the borrower's creditworthiness, full repayment is highly questionable and no collateral is available.
Non-Performing: Loss	The chance of recovery from the loan is insignificant and no collateral is available.

The Group's provisions for credit losses are intended to cover probable credit losses through charges against profit. The provisions consist of an element that is specific to the individual loan and also a general element that has not been specifically applied. The Group constantly reviews the quality of its loan portfolio based on its knowledge of the borrowers and, where applicable, of the relevant industry and country of operation.

A specific provision is made when the Group believes that the creditworthiness of a borrower has deteriorated to such an extent that the recovery of the whole outstanding loan is in doubt. The amount of specific provision to be made is based on the difference between the discounted cash flows or collateral value of an impaired loan and the carrying value of that loan.

A general provision is made to cover possible losses and could be used to cushion any unforeseen losses in the loan portfolio. In relation to the loan portfolios of its overseas operations, the Group's policy is to make provisions based on local (i.e., the country of domicile of the overseas operation) regulatory requirements for local reporting purposes, and then, where necessary, to make additional provisions to comply with the Group's provisioning policy and the Monetary Authority of Singapore (MAS) regulations.

Specific provisions are made for each loan grade in the following manner:

Loan Classification	Recovery Expectation	Provision
Substandard	> 90% to 100%	10% to 25% of any unsecured loan outstanding
Doubtful	50% to 90%	50% to 75% of any unsecured loan outstanding
Loss	< 50%	100% of any unsecured loan outstanding

Loan Interest

The fact that a loan is classified as doubtful does not remove the Group's entitlement to interest income; it merely casts doubt on whether the Group will be able to collect it. The Group has adopted the approach that once a loan is classified as non-performing, interest will be suspended and will cease to accrue, irrespective of whether any collateral would be adequate to cover such payments.

Write-Off

A classified account is written off where there is no realisable tangible collateral securing the account and all feasible avenues of recovery have been exhausted, or where the borrower and guarantors have been bankrupted, wound-up, proof of debt filed and all legal costs settled. Approval from MAS must be obtained before accounts that fall within the list of MAS Notice 606, such as director-related loans, can be written off.

Group Non-Performing Loans (NPLs) and Cumulative Provisions

Group NPLs fell by $289 million or 4.8% to $5,679 million as at 31 December 2002, as compared to $5,968 million as at 31 December 2001. Greater China and the Five Regional Countries were the main contributors to the drop in NPLs. Correspondingly, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased by 0.3% point, from 9.3% as at 31 December 2001 to 9.0% as at 31 December 2002. Of the total Group NPLs of $5,679 million, $3,619 million or 63.7% were in the Substandard category. The Group continues to adopt a cautious stance on the selection of credits in the face of global and regional economic uncertainties.

The Group's specific provision increased by $180 million or 9.5% to $2,079 million, as compared to $1,899 million as at 31 December 2001. As a result, total cumulative specific and general provisions for the Group increased by $170 million or 5.1%, from $3,334 million as at 31 December 2001 to $3,504 million as at 31 December 2002. General provision was $1,425 million or 40.7% of total cumulative provisions as at 31 December 2002. The total cumulative provisions provided 61.7% cover against Group NPLs. For NPLs classified as Doubtful and Loss, the provision coverage stood at 170.1%.

The Group's comparative NPLs by loan classification and cumulative specific and general provisions were as follows:


Group Non-Performing Loans and Cumulative Provisions
$ million
6000
5000
4000
3000
2000
1000
0
2,462
1,537
174
751
1,664
768
896
31.12.00
5,968
3,851
497
1,620
3,334
1,435
1,899
31.12.01
5,971
4,039
384
1,548
3,403
1,428
1,975
30.6.02
5,679
3,619
447
1,613
3,504
1,425
2,079
31.12.02
Loss NPLs
Doubtful NPLs
Substandard NPLs
Specific Provision
General Provision

Ratios (%)	31.12.02	30.6.02	31.12.01	31.12.00
NPLs*/Gross customer loans	**9.0**	9.5	9.3	7.8
Cumulative provisions/NPLs	**61.7**	57.0	55.9	67.6
Cumulative provisions/Doubtful & Loss NPLs	**170.1**	176.1	157.5	179.9
Cumulative provisions/Unsecured NPLs	**138.3**	132.2	136.6	136.6
Cumulative provisions*/Gross customer loans	**5.5**	5.4	5.2	5.2
General provision*/Gross customer loans (net of specific provision*)	**2.4**	2.4	2.3	2.5
NPLs/Total assets	**5.3**	5.5	5.2	3.7

* *Excluding debt securities.*

Group NPLs and Cumulative Provisions of the Five Regional Countries

NPLs of the Five Regional Countries decreased further to $1,458 million as at 31 December 2002 from $1,600 million as at 31 December 2001. NPLs as a percentage of gross exposure to the region dropped to 8.5%, as compared to 8.9% as at 31 December 2001.

Cumulative specific and general provisions for the Five Regional Countries stood at $1,215 million as at 31 December 2002. The cumulative provisions represented 83.3% of the total NPLs of the Five Regional Countries and 177.9% of the NPLs of the Five Regional Countries that were classified as Doubtful and Loss.

General provision was $515 million (31 December 2001: $527 million) against specific provision of $700 million (31 December 2001: $691 million).

Non-Performing Loans and Cumulative Provisions of the Five Regional Countries


$ million
1600
1200
800
400
0
929
484
37
408
883
436
447
1,600
730
218
652
1,218
527
691
1,555
867
155
533
1,219
516
703
1,458
775
132
551
1,215
515
700
31.12.00
31.12.01
30.6.02
31.12.02
Loss NPLs
Doubtful NPLs
Substandard NPLs
Specific Provision
General Provision

Ratios (%)	31.12.02	30.6.02	31.12.01	31.12.00
NPLs*/Gross customer loans	**17.0**	18.4	19.2	22.2
Cumulative provisions/NPLs	**83.3**	78.4	76.1	95.0
Cumulative provisions/Doubtful & Loss NPLs	**177.9**	177.2	140.0	198.4
Cumulative provisions*/Gross customer loans	**14.1**	14.4	14.7	21.1
General provision*/Gross customer loans (net of specific provision*)	**6.6**	6.7	7.0	11.7
NPLs/Gross exposure to the Five Regional Countries	**8.5**	8.8	8.9	9.1

** Excluding debt securities.*

Group NPLs and Cumulative Provisions of Greater China

As at 31 December 2002, Group NPLs of Greater China fell by $180 million or 49.7% to $182 million from $362 million as at 31 December 2001. Correspondingly, NPLs as a percentage of gross exposure to Greater China dropped to 2.4% as compared to 5.7% as at 31 December 2001.

In line with the lower NPLs, Group cumulative specific and general provisions for Greater China decreased to $99 million as at 31 December 2002. The NPLs of Greater China were 54.4% covered by cumulative provisions. NPLs classified as Doubtful and Loss were 145.6% covered by cumulative provisions.

Non-Performing Loans and Cumulative Provisions of Greater China


$ million
400
300
200
100
0
121
22
74
25
91
11
80
31.12.00
362
219
73
70
161
33
128
31.12.01
227
136
60
31
116
35
81
30.6.02
182
114
36
32
99
30
69
31.12.02
Loss NPLs
Doubtful NPLs
Substandard NPLs
Specific Provision
General Provision

Ratios (%)	31.12.02	30.6.02	31.12.01	31.12.00
NPLs*/Gross customer loans	**7.3**	8.1	12.4	11.5
Cumulative provisions/NPLs	**54.4**	51.1	44.5	75.2
Cumulative provisions/Doubtful & Loss NPLs	**145.6**	127.5	112.6	91.9
Cumulative provisions*/Gross customer loans	**4.0**	4.1	5.5	8.6
General provision*/Gross customer loans (net of specific provision*)	**1.2**	1.3	1.2	1.1
NPLs/Gross exposure to Greater China	**2.4**	3.1	5.7	4.5

* *Excluding debt securities.*

Group NPLs by Region

The 4.8% drop in Group NPLs was primarily due to the lower NPLs of Greater China and of the Five Regional Countries. Singapore and the Five Regional Countries accounted for 69.3% and 25.7% of Group NPLs respectively.

$ million	31.12.02	30.6.02	31.12.01	31.12.00
Singapore	**3,935**	4,017	3,819	1,354
Malaysia	**943**	984	1,028	528
Indonesia	**156**	169	169	119
Philippines	**208**	235	242	181
Thailand	**144**	159	151	101
South Korea	**7**	8	10	–
Five Regional Countries	**1,458**	1,555	1,600	929
Greater China	**182**	227	362	121
Others	**104**	172	187	58
Group Total	**5,679**	5,971	5,968	2,462

Group NPLs by Industry

Group NPLs by industry were as follows:

Industry Type	31.12.02 Amount ($ million)	31.12.02 As % of Gross Customer Loans	30.6.02 Amount ($ million)	30.6.02 As % of Gross Customer Loans	31.12.01 Amount ($ million)	31.12.01 As % of Gross Customer Loans	31.12.00 Amount ($ million)	31.12.00 As % of Gross Customer Loans
Transport, storage and communication	**124**	**6.0**	99	4.9	99	4.3	66	9.3
Building and construction	**843**	**9.2**	1,108	11.5	1,163	12.0	243	6.8
Manufacturing	**874**	**16.2**	906	16.3	895	16.8	312	10.5
Non-bank financial institutions	**1,029**	**9.5**	1,076	9.8	1,022	9.5	447	9.0
General commerce	**769**	**12.4**	761	12.1	825	13.1	569	14.8
Professionals and private individuals	**1,014**	**10.9**	1,006	11.0	939	9.9	408	9.7
Housing loans	**668**	**4.8**	588	4.3	556	4.2	272	3.6
Others	**294**	**5.3**	404	7.6	445	6.4	145	3.8
Sub-Total	**5,615**	**9.0**	5,948	9.5	5,944	9.3	2,462	7.8
Debt securities	**64**		23		24		–	
Total	**5,679**		5,971		5,968		2,462	

Group Specific Provision by Loan Classification

About 77.6% of specific provision made for expected loan losses was for 'Loss' accounts. The specific provision for each classified loan grade is shown in the following chart:


Specific Provision by Loan Classification
$ million
2100
1800
1500
1200
900
600
300
0
896
42
113
741
1,899
162
272
1,465
1,975
189
232
1,554
2,079
172
294
1,613
31.12.00
31.12.01
30.6.02
31.12.02
Loss NPLs
Doubtful NPLs
Substandard NPLs

Group Specific Provision by Region

The Group's specific provision was $2,079 million as at 31 December 2002. Singapore and the Five Regional Countries accounted for 61.1% and 33.7% respectively of the Group's total specific provision.

$ million	31.12.02	30.6.02	31.12.01	31.12.00
Singapore	**1,271**	1,153	1,037	353
Malaysia	**428**	427	439	242
Indonesia	**111**	117	88	87
Philippines	**72**	70	72	55
Thailand	**87**	87	88	63
South Korea	**2**	2	4	–
Five Regional Countries	**700**	703	691	447
Greater China	**69**	81	128	80
Others	**39**	38	43	16
Specific Provision for the Group	**2,079**	1,975	1,899	896
General Provision for the Group	**1,425**	1,428	1,435	768
Total	**3,504**	3,403	3,334	1,664

Group Specific Provision by Industry

$ million	31.12.02	30.6.02	31.12.01	31.12.00
Transport, storage and communication	**35**	27	28	29
Building and construction	**369**	353	336	104
Manufacturing	**398**	371	370	160
Non-bank financial institutions	**309**	317	308	145
General commerce	**309**	296	305	245
Professionals and private individuals	**329**	329	296	151
Housing loans	**143**	108	80	23
Others	**138**	151	161	39
Sub-Total	**2,030**	1,952	1,884	896
Debt securities	**49**	23	15	–
Total	**2,079**	1,975	1,899	896

Rescheduled and Restructured Accounts

A rescheduled account is one where repayment terms have been modified, but the principal terms and conditions of the original contract have not changed significantly. This is done to alleviate a temporary cash flow difficulty experienced by a borrower. It is expected that the problem is short-term and not likely to recur. The full amount of the debt is still repayable and no loss of principal or interest is expected.

When an account has been rescheduled three months before it meets the criteria for auto-classification, the account can be graded as 'Performing'. However, if the rescheduling takes place after the account has been graded as 'Non-Performing', it remains as such and is upgraded to 'Pass' after six months and provided there are no excesses and past dues.

A restructured account is one where the original terms and conditions of the facilities have been modified significantly to assist the borrower to overcome financial difficulties where the longer-term prospect of the business or project is still deemed to be viable. A restructuring exercise could encompass a change in the credit facility type, or in the repayment schedule including moratorium, or extension of interest and/or principal payments and reduction of accrued interest, including forgiveness of interest and/or reduction in interest rate charged.

When an account has been restructured based on financial consideration, the account will be graded as 'Non-Performing'. It can only be upgraded to 'Pass' after six months when all payments are current in terms of the restructured terms and conditions and there is no reasonable doubt as to the ultimate collectability of principal and interest.

Loans that were restructured during the year were as follows:

	Full Year 2002		First Half 2002		Full Year 2001		Full Year 2000	
$ million	Amount	Specific Provision	Amount	Specific Provision	Amount	Specific Provision	Amount	Specific Provision
Substandard	**292**	**9**	63	2	176	8	17	1
Doubtful	**29**	**13**	10	5	115	42	–	–
Loss	**37**	**36**	16	16	65	57	4	4
Total	**358**	**58**	89	23	356	107	21	5

Ageing of NPLs

The full outstanding balance of an account is deemed non-current and aged when there are arrears in interest servicing or principal repayment. As at 31 December 2002, the ageing of NPLs was as follows:

	31.12.02		30.6.02		31.12.01		31.12.00	
Ageing (Days)	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs
Current	**774**	**13.6**	618	10.3	925	15.5	177	7.2
≤ 90	**473**	**8.3**	505	8.5	874	14.6	280	11.4
91 to 180	**789**	**13.9**	774	13.0	547	9.2	220	8.9
≥ 181	**3,643**	**64.2**	4,074	68.2	3,622	60.7	1,785	72.5
Total	**5,679**	**100.0**	5,971	100.0	5,968	100.0	2,462	100.0

Collateral Types

The majority of the classified loans are secured by properties. Properties are valued at forced sale value and such valuations are updated semi-annually. Other types of collateral include marketable securities such as listed stocks and shares, cash and deposits, and bankers' standby letters of credit (SBLCs).

As at 31 December 2002, 55.4% of total Group NPLs was secured by collateral as compared to 59.1% as at 31 December 2001.

The secured NPLs of the Group by collateral type based on country of risk were as follows:

$ million	Properties	Marketable Securities	Cash and Deposits	Others	Total
31.12.02					
Singapore	**2,067**	**86**	**36**	**135**	**2,324**
Five Regional Countries	**569**	**102**	**2**	**43**	**716**
Greater China	**61**	**2**	–	–	**63**
Others	**43**	–	–	–	**43**
Total	**2,740**	**190**	**38**	**178**	**3,146**
30.6.02					
Singapore	2,232	105	19	105	2,461
Five Regional Countries	621	84	3	51	759
Greater China	68	5	1	–	74
Others	102	–	–	–	102
Total	3,023	194	23	156	3,396
31.12.01					
Singapore	2,282	136	14	64	2,496
Five Regional Countries	643	97	3	45	788
Greater China	109	11	–	11	131
Others	111	–	2	–	113
Total	3,145	244	19	120	3,528
31.12.00					
Singapore	770	37	9	34	850
Five Regional Countries	324	19	1	17	361
Greater China	9	10	–	–	19
Others	13	1	–	–	14
Total	1,116	67	10	51	1,244

Secured/Unsecured NPLs

	31.12.02		30.6.02		31.12.01		31.12.00	
	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs	Amount ($ million)	% of Total NPLs
Group NPLs								
Secured	**3,146**	**55.4**	3,396	56.9	3,528	59.1	1,244	50.5
Unsecured	**2,533**	**44.6**	2,575	43.1	2,440	40.9	1,218	49.5
Total	**5,679**	**100.0**	5,971	100.0	5,968	100.0	2,462	100.0

Country Risk

International lending involves additional risks compared to domestic lending in that there may be impediments arising from events in a foreign country that prevent repayment of the foreign borrowers' obligations to the Group. Such events may affect all borrowers of the same country. As such, it is important to set limits to safeguard various facets of the Group's exposures to any single country.

Country exposure aggregates all exposures to a particular country, irrespective of whether such exposures are booked in or outside of that particular country. The exposure may be in the form of actual assets, such as investments, real estate, loan assets, contingent exposures like letters of credit and guarantees, other off-balance sheet exposures like foreign exchange contracts, interest rate/currency swaps or collateral/guarantees located in the country to secure exposures booked in another country.

Cross-border exposure is the summation of all country exposures, including intra-group exposures but excluding facilities provided by the Group's branches/subsidiaries to the local incorporation or residual risk remaining within a country.

Setting of Country/Cross-Border Limits

The review of country and cross-border risk by Risk Management & Compliance Sector – Country & Credit Risk Management is managed through a system of country and cross-border limits, based on ratings by external rating agencies and internal country credit grading. The latter uses various quantitative key indicators as well as qualitative factors relating to each country's economic, social and political circumstances. The scores are averaged and applied to a standard scale to obtain a numeric rating for the country. This numeric rating is then used to determine the appropriate limits based on a risk scale that assigns more stringent limits to countries where the Group does not have a presence. The limit setting process also takes into account the size of the Bank's capital, the perceived economic strength and stability of the borrowing country, and the assessment of the Group's portfolio spread and risk appetite.

Mitigation of Country/Cross-Border Risk

The Group's country and cross-border limits, aimed at avoiding concentration of transfer, economic or political risks, are regularly reviewed and exposure is reported to the Credit Committee at least four times a year. Limits may be reviewed and business strategies revised as and when necessary, based on updates by country managers and/or business development managers together with an assessment of current events and developments for each country. The country/cross-border risk ceiling is the primary limit for all transactions across all counter-parties. Extension of credit may thus be denied where a country/cross-border risk ceiling is reached although sufficient counter-party limits are available.

Group Exposure by Country of Operations

The Group's total direct exposure to the countries (outside Singapore) in which it has a presence amounted to $29.1 billion as at 31 December 2002, or 27% of Group total assets. Exposure (excluding contingent) reported is segregated by loans and advances to customers, balances due from banks incorporated in the country, investments and balances due from the government.

Exposure to the Five Regional Countries, Greater China and Others

$ million	Loans and Debt Securities					*Less:* Loans/ Investments in Subsidiaries & Branches	Net Exposure		
	Non-Bank	Government	Bank	Investments	Total		Amount	% of Group Total Assets	Contingent Liabilities
Malaysia									
31.12.02	**6,164**	**1,990**	**2,381**	**530**	**11,065**	**1,498**	**9,567**	**8.9**	**1,032**
30.6.02	6,014	2,648	2,229	615	11,506	1,286	10,220	9.4	872
31.12.01	6,493	2,188	2,571	740	11,992	2,017	9,975	8.8	864
31.12.00	3,165	993	1,118	470	5,746	579	5,167	7.8	476
Indonesia									
31.12.02	**444**	**127**	**106**	**74**	**751**	**50**	**701**	**0.6**	**67**
30.6.02	449	141	98	55	743	32	711	0.6	48
31.12.01	331	118	155	55	659	75	584	0.5	27
31.12.00	301	45	79	35	460	34	426	0.6	39
Philippines									
31.12.02	**254**	**225**	**44**	**10**	**533**	**31**	**502**	**0.5**	**56**
30.6.02	290	200	42	43	575	66	509	0.5	47
31.12.01	300	277	46	33	656	65	591	0.5	6
31.12.00	274	210	102	66	652	150	502	0.8	1
Thailand									
31.12.02	**1,178**	**1,177**	**112**	**200**	**2,667**	**194**	**2,473**	**2.3**	**285**
30.6.02	1,127	1,355	279	174	2,935	325	2,610	2.4	285
31.12.01	1,026	1,617	567	261	3,471	594	2,877	2.5	180
31.12.00	419	1,648	66	190	2,323	165	2,158	3.3	225
South Korea									
31.12.02	**45**	**591**	**1,354**	**95**	**2,085**	**12**	**2,073**	**1.9**	**253**
30.6.02	63	241	1,329	204	1,837	404	1,433	1.3	132
31.12.01	57	82	888	174	1,201	140	1,061	0.9	229
31.12.00	18	51	832	107	1,008	5	1,003	1.5	63
Total Regional Countries									
31.12.02	**8,085**	**4,110**	**3,997**	**909**	**17,101**	**1,785**	**15,316**	**14.2**	**1,693**
30.6.02	7,943	4,585	3,977	1,091	17,596	2,113	15,483	14.2	1,384
31.12.01	8,207	4,282	4,227	1,263	17,979	2,891	15,088	13.2	1,306
31.12.00	4,177	2,947	2,197	868	10,189	933	9,256	14.0	804
Greater China									
31.12.02	**2,482**	**233**	**4,311**	**632**	**7,658**	**2,536**	**5,122**	**4.8**	**504**
30.6.02	2,798	112	3,884	539	7,333	2,501	4,832	4.4	451
31.12.01	2,912	135	2,740	590	6,377	1,904	4,473	3.9	446
31.12.00	1,052	101	1,328	213	2,694	637	2,057	3.1	177
Other OECD									
31.12.02	**4,847**	**105**	**4,647**	**687**	**10,286**	**1,862**	**8,424**	**7.8**	**878**
30.6.02	4,151	51	3,645	547	8,394	1,010	7,384	6.8	908
31.12.01	4,652	49	6,102	604	11,407	1,307	10,100	8.9	734
31.12.00	2,207	32	6,358	138	8,735	262	8,473	12.8	584
Others									
31.12.02	**154**	**11**	**35**	**4**	**204**	**4**	**200**	**0.2**	**47**
30.6.02	161	11	36	5	213	4	209	0.2	22
31.12.01	187	12	44	1	244	4	240	0.2	27
31.12.00	7	4	19	–	30	9	21	–	22
Grand Total									
31.12.02	**15,568**	**4,459**	**12,990**	**2,232**	**35,249**	**6,187**	**29,062**	**27.0**	**3,122**
30.6.02	15,053	4,759	11,542	2,182	33,536	5,628	27,908	25.6	2,765
31.12.01	15,958	4,478	13,113	2,458	36,007	6,106	29,901	26.2	2,513
31.12.00	7,443	3,084	9,902	1,219	21,648	1,841	19,807	29.9	1,587

Included in investments as at 31 December 2002 was an amount of $220.8 million relating to the dealing of debt and equity securities. The following table shows the breakdown of these investments:

$ million	Dealing	Non-Dealing	Investments
Malaysia	153	377	530
Indonesia	–	74	74
Philippines	1	9	10
Thailand	12	188	200
South Korea	8	87	95
Five Regional Countries	174	735	909
Greater China	25	607	632
Other OECD	22	665	687
Others	–	4	4
Total	221	2,011	2,232

At the country level, the largest exposure was to Malaysia where the Group has a long-standing presence – $9.6 billion or 8.9% of Group total assets as at 31 December 2002. The second largest exposure was to Hong Kong S.A.R., amounting to $2.9 billion or 2.7% of Group total assets.


Top Three Direct Exposure by Country of Operations
10000
8000
6000
4000
2000
0
$ million
9,975
9,567
3,368
2,942
3,299
2,797
Malaysia
Hong Kong S.A.R.
USA
31.12.01
31.12.02

Group Cross-Border Exposure

As at 31 December 2002, total direct cross-border exposure to the countries where the Group has a presence amounted to $18.9 billion. The top three direct cross-border exposure were United Kingdom, Hong Kong S.A.R. and USA. The exposure comprised substantially placements with banks due within one year.


Top Three Direct Cross-Border Exposure by Country
6000
5000
4000
3000
2000
1000
0
$ million
5,873
3,973
2,804
3,142
1,924
2,526
United Kingdom
Hong Kong S.A.R.
USA
31.12.01
31.12.02

Cross-Border Exposure to the Five Regional Countries, Greater China and Others

$ million	Loans and Debt Securities						
	Non-Bank	Government	Bank	Investments	Intra-Group	Total	% of Group Total Assets
Malaysia							
31.12.02	**130**	**35**	**471**	**341**	**1,393**	**2,370**	**2.2**
30.6.02	135	114	448	465	1,134	2,296	2.1
31.12.01	125	121	442	614	1,679	2,981	2.6
31.12.00	39	–	390	351	626	1,406	2.1
Indonesia							
31.12.02	**226**	**–**	**99**	**74**	**71**	**470**	**0.4**
30.6.02	245	1	86	55	54	441	0.4
31.12.01	133	–	108	56	41	338	0.3
31.12.00	99	–	78	34	34	245	0.3
Philippines							
31.12.02	**9**	**16**	**4**	**9**	**34**	**72**	**0.1**
30.6.02	26	16	5	43	39	129	0.1
31.12.01	18	17	10	33	36	114	0.1
31.12.00	17	1	16	66	86	186	0.3
Thailand							
31.12.02	**114**	**–**	**44**	**151**	**80**	**389**	**0.4**
30.6.02	123	–	37	157	253	570	0.5
31.12.01	136	–	45	231	508	920	0.8
31.12.00	79	–	36	156	44	315	0.5
South Korea							
31.12.02	**36**	**–**	**1,116**	**88**	**38**	**1,278**	**1.2**
30.6.02	57	–	600	185	443	1,285	1.2
31.12.01	49	–	595	165	170	979	0.9
31.12.00	17	–	643	107	7	774	1.2
Total Regional Countries							
31.12.02	**515**	**51**	**1,734**	**663**	**1,616**	**4,579**	**4.3**
30.6.02	586	131	1,176	905	1,923	4,721	4.3
31.12.01	461	138	1,200	1,099	2,434	5,332	4.7
31.12.00	251	1	1,163	714	797	2,926	4.4
Greater China							
31.12.02	**651**	**–**	**1,573**	**167**	**2,868**	**5,259**	**4.9**
30.6.02	788	–	1,240	170	2,963	5,161	4.7
31.12.01	753	–	1,102	170	2,232	4,257	3.7
31.12.00	325	–	1,175	219	669	2,388	3.6
Other OECD							
31.12.02	**420**	**7**	**5,901**	**337**	**2,238**	**8,903**	**8.3**
30.6.02	236	6	5,891	369	1,316	7,818	7.2
31.12.01	274	7	11,021	364	1,448	13,114	11.5
31.12.00	394	6	9,743	112	310	10,565	15.9
Others							
31.12.02	**–**	**–**	**4**	**4**	**101**	**109**	**0.1**
30.6.02	–	–	3	5	100	108	0.1
31.12.01	23	–	24	1	100	148	0.1
31.12.00	2	–	6	–	47	55	0.1
Grand Total							
31.12.02	**1,586**	**58**	**9,212**	**1,171**	**6,823**	**18,850**	**17.6**
30.6.02	1,610	137	8,310	1,449	6,302	17,808	16.3
31.12.01	1,511	145	13,347	1,634	6,214	22,851	20.0
31.12.00	972	7	12,087	1,045	1,823	15,934	24.0

Balance Sheet Risk Management

Balance sheet risk is defined as the potential change in earnings arising from the effect of movements in interest rates and foreign exchange rates on the structural banking book of the Group that is not of a trading nature.

The Asset Liability Committee (ALCO), under delegated authority from the Board of Directors, approves the policies, strategies and limits in relation to the management of structural balance sheet risk exposures. This risk is monitored and managed within a framework of approved policies and advisory limits by Risk Management & Compliance Sector – Asset Liability Management and is reported monthly to ALCO. The decisions of ALCO and its monthly risk management reports are reviewed by the Executive Committee of the Board and by the Board of Directors. On a tactical level, Global Treasury – Asset Liability Management Unit is responsible for the effective management of the balance sheet risk in the banking book in accordance with the Group's approved balance sheet risk management policies.

In carrying out its business activities, the Group strives to meet customers' demands and preferences for products with various interest rate structures and maturities. Sensitivity to interest rate movements arises from mismatches in the repricing dates, cash flows and other characteristics of assets and liabilities. As interest rates and yield curves change over time, the size and nature of these mismatches may result in a gain or loss in earnings. In managing balance sheet risk, the primary objective, therefore, is to monitor and avert significant volatility in Net Interest Income (NII) and Economic Value of Equity (EVE). For instance, when there are significant changes in market interest rates, the Group will adjust its lending and deposit rates to the extent necessary to stabilise its NII.

The balance sheet interest rate risk exposure is calculated using a combination of dynamic simulation modelling techniques and static analysis tools, such as maturity/repricing schedules. The schedules provide a static indication of the potential impact on interest earnings through gap analysis of the mismatches of interest rate sensitive assets, liabilities and off-balance sheet items by time bands, according to their maturity (for fixed rate items) or the remaining period to their next repricing (for floating rate items).

In general, interest rate risk will arise when more assets/liabilities than liabilities/assets are repriced in a given time band of a repricing schedule. A positive interest rate sensitivity gap exists where more interest sensitive assets than interest sensitive liabilities reprice during a given time period. This tends to benefit NII when interest rates are rising. Conversely, a negative interest rate sensitivity gap exists where more interest sensitive liabilities than interest sensitive assets reprice during a given time period. This tends to benefit NII when interest rates are falling. Interest rate sensitivity may also vary during repricing periods and among the currencies in which the Group has positions. The table in Note 44(c) to the Financial Statements represents the Group's interest rate risk sensitivity based on repricing mismatches as at 31 December 2002. The Group had an overall positive interest rate sensitivity gap of $7,488 million, which represents the net difference in the interest rate sensitive assets and liabilities across the time periods. The actual effect on NII will depend on a number of factors, including variations in interest rates within the repricing periods, variations among currencies, and the extent to which repayments are made earlier or later than the contracted dates. The interest rate repricing profile, which includes lending, funding and liquidity activities, typically leads to a negative interest rate sensitivity gap in the shorter term.

Complementing the static analysis is the dynamic simulation modelling process. In this process, the Group applies both the earnings and EVE approaches to measuring interest rate risk. The potential effects of changes in interest rates on NII are estimated by simulating the future course of interest rates, expected changes in the Group's business activities over time, as well as the effect of embedded options in the form of loans subject to prepayment and of deposits subject to preupliftment. The changes in interest rates include the simulation of changes in the shape of the yield curve, high and low rates, and implied forward interest rates.

EVE is simply the present value of the Group's assets less the present value of the Group's liabilities, currently held by the Group. In EVE sensitivity simulation modelling, the present values for all the Group's cash flows are computed, with the focus on changes in EVE under various interest rate environments. This economic perspective measures interest rate risk across the entire time spectrum of the balance sheet.

Stress testing is also performed regularly on balance sheet risk to determine the sensitivity of the Group's capital to the impact of more extreme interest rate movements. This stress testing is conducted to assess that even under more extreme market movements, for example, the Asian crisis, the Group's capital will not deteriorate beyond its approved risk tolerance. Such tests are also performed to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. The results of such stress testing are presented to ALCO, the Executive Committee of the Board and the Board of Directors.

The risks arising from the trading book in interest rates, foreign exchange rates and equity prices are managed and controlled under the market risk framework that is discussed under the section 'Market Risk Management' on pages 44 to 47.

Liquidity Risk Management

Liquidity risk is defined as the potential loss arising from the Group's inability to meet its contractual obligations when due. Liquidity risk arises in the general funding of the Group's activities and in the management of its assets. The Group maintains sufficient liquidity to fund its day-to-day operations, meet customer deposit withdrawals either on demand or at contractual maturity, meet customers' demand for new loans, participate in new investments when opportunities arise, and repay borrowings as they mature. Hence, liquidity is managed to meet known as well as unanticipated cash funding needs.

Liquidity risk is managed in accordance with a framework of liquidity policies, controls and limits approved by ALCO. These policies, controls and limits ensure that the Group maintains well diversified sources of funding, as well as sufficient liquidity to meet all its contractual obligations when due. The distribution of sources and maturities of deposits is managed actively in order to ensure cost effective and continued access to funds and to avoid a concentration of funding needs from any one source. Important factors in assuring liquidity are competitive pricing in interest rates and the maintenance of customers' confidence. Such confidence is founded on the Group's good reputation, the strength of its earnings, and its strong financial position and credit rating.

The management of liquidity risk is carried out throughout the year by a combination of cash flow management, maintenance of high quality marketable securities and other short-term investments that can be readily converted to cash, diversification of the funding base, and proactive management of the Group's 'core deposits'. 'Core deposits' is a major source of liquidity for the Group. These 'core deposits' are generally stable non-bank deposits, like current accounts, savings accounts and fixed deposits. The Group monitors the stability of its 'core deposits' by analysing their volatility over time.

In accordance with the regulatory liquidity risk management framework, liquidity risk is measured and managed on a projected cash flow basis. The Group is required to monitor liquidity under 'business as usual' and 'bank-specific crisis' scenarios. Liquidity cash flow mismatch limits have been established to limit the Group's liquidity exposure. The Group has also identified certain early warning indicators and established the trigger points for possible contingency situations. These early warning indicators are monitored closely so that immediate actions can be taken. On a tactical daily liquidity management level, Global Treasury – Asset Liability Management Unit is responsible for effectively managing the overall liquidity cash flows in accordance with the Group's approved liquidity risk management policies and limits.

Liquidity contingency funding plans have been drawn up to ensure that alternative funding strategies are in place and can be implemented on a timely basis to minimise the liquidity risks that may arise upon the occurrence of a dramatic change in market conditions. Under the plans, a team comprising senior management and representatives from all relevant units will direct the business units to take specified actions to create liquidity and continuous funding for the Group's operations.

Overseas banking branches and subsidiaries must comply with the regulatory requirements with regards to liquidity and will operate on being self-sufficient in funding capabilities, whenever possible. However, the Group's Head Office in Singapore will provide funding to them on an exceptional basis, for instance, during a stressed liquidity crisis when they are unable to borrow sufficient funds for their operational needs or when it is cheaper to fund through Head Office.

The table in Note 44(d) to the Financial Statements shows the maturity mismatch analysis of the Group's nearer and longer-term time bands relating to the cash inflows and outflows based on contractual classifications arising from business activities. The projected net cash outflow in the 'Up to 7 Days' time band comprises mainly customers' current accounts and savings accounts that are repayable on demand. However, when these customer deposits are adjusted for behavioural characteristics, the projected net cash outflow in the 'Up to 7 Days' time band is very much reduced as they are adjusted out to the longer-term time bands due to the stable nature of these customer deposits.

Sources of Deposits

The Group has access to diverse funding sources. Liquidity is provided by a variety of both short-term and long-term instruments. The diversity of funding sources enhances funding flexibility, limits dependence on any one source of funds, and generally lowers the overall cost of funds. In making funding decisions, management considers market conditions, prevailing interest rates, liquidity needs, and the desired maturity profile of the Group's liabilities.

Non-bank customers' fixed deposits, savings and other deposits continued to form a significant part of the Group's overall funding base in the year under review. These customer deposits amounted to $67,919 million as at 31 December 2002 and accounted for 78% of total Group deposits. Bankers' deposits, on the other hand, amounted to $19,302 million and formed the remaining 22% of total Group deposits. In terms of deposit mix, fixed deposits comprised the majority of the funding base at 54%, followed by savings and other deposits at 24%. Bankers' deposits are also used by the Group to capitalise on money market opportunities and to maintain a presence in the inter-bank money market.

Sources of Deposits – 2002


24%
22%
54%
Fixed Deposits
Savings and Other Deposits
Bankers' Deposits

Sources of Deposits

	2002	
	$ million	%
Customer deposits		
Fixed deposits	**47,287**	**54**
Savings and other deposits	**20,632**	**24**
	67,919	**78**
Bankers' deposits	**19,302**	**22**
Total deposits	**87,221**	**100**

Sources of Deposits – 2001


21%
20%
59%
Fixed Deposits
Savings and Other Deposits
Bankers' Deposits

Sources of Deposits

	2001	
	$ million	%
Customer deposits		
Fixed deposits	54,419	59
Savings and other deposits	20,033	21
	74,452	80
Bankers' deposits	18,093	20
Total deposits	92,545	100

Market Risk Management

Market risk is defined as the potential loss in market value of a given portfolio that can be expected to be incurred arising from changes in market prices, namely, interest rates, foreign exchange rates, equity prices and option volatility relating to all the above rates or prices.

The Group is exposed to market risk in its trading portfolio because the values of its trading positions are sensitive to changes in market prices and rates.

Market risk is managed using a framework of market risk management policies and risk control procedures, as well as notional, greeks, risk and loss limits. These limits are proposed by every trading desk/division (including the Group's overseas operations), reviewed by Risk Management & Compliance Sector – Market Risk Management and approved by ALCO annually. ALCO also reviews and approves new limits or changes to existing limits as and when these are proposed. The powers of ALCO are delegated by the Executive Committee of the Board whose powers are, in turn, delegated by the Board of Directors. The monitoring of market risk trading limits and the reporting of any limit excess and ratification are carried out independently by the Business Area Control Unit.

There is no single risk statistic that can reflect all aspects of market risk. The most common approaches are Value-at-Risk (VaR) and stress testing. These risk measures, taken together, provide a more comprehensive view of market risk exposure than any one of them individually. VaR is a measure of the dollar amount of potential loss from adverse market movements under a normal market environment. Statistical models of risk measurement, such as VaR, provide an objective and independent assessment of how much risk is being taken. They also allow consistent and comparable measurement of risk across financial products and portfolios.

Market risk is measured using VaR methodologies, namely, variance-covariance and historical simulation models based on historical market data changes for the past 260 days within a 95% confidence level and assuming a one-day trading horizon.

The variance-covariance methodology is a parametric approach that assumes that returns are normally distributed. Under this methodology, a matrix of historical volatilities and correlations is computed from the past 260 days' market data changes. VaR is then computed by applying these volatilities and correlations to the current portfolio valued at current price levels.

The historical simulation methodology is a non-parametric approach that does not make any underlying assumption about the distribution of returns. The method assumes that actual observed historical changes in market rates, such as interest and foreign exchange rates, reflect future possible changes. It uses historical price changes for the past 260 days to compute the returns of the portfolio and a VaR figure is then obtained from the actual distribution of these returns of the portfolio based on a 95 percentile.

The VaR calculations are performed for all material trading portfolios.

However, there are certain limitations to the VaR methodologies. They do not reflect the extent of potential losses that may occur beyond the 95% confidence level or that may occur for positions that could not be liquidated within the one-day trading horizon. In addition, historical data may not accurately reflect price changes that are likely to occur in the future and all VaR methodologies are dependent on the quality of available market data. Hence, to evaluate the reasonableness of the VaR model, daily 'back testing' of VaR estimates are conducted against hypothetical and/or actual financial results. In this regard, the Group has, in 2002, established a Back Testing Policy, approved by ALCO, to formalise back testing guidelines and procedures.

To overcome the limitations of VaR as well as to complement VaR, stress and scenario tests are performed on the trading portfolios. This will serve to provide early warning of potential worst-case losses so as to facilitate proactive management of these risks in the rapidly changing financial markets. While VaR estimates the Group's exposure to events in normal markets, stress testing discloses the risk under plausible events in abnormal markets. Portfolio stress testing is integral to the market risk management process and, together with VaR, are important components in risk measurement and control tools.

During the year under review, a Stress Testing Policy, approved by ALCO, was established to formalise stress testing guidelines and procedures. The Group's corporate stress tests are built around changes in market rates and prices that result from pre-specified economic scenarios, such as historical market events, as well as hypothetical sensitivity analysis.

Some examples of stress tests that are performed include daily worst-case VaR based on the worst price changes experienced within the past 260 days and on historical events, for instance, the 1997/1998 Asian financial crisis, the 2000/2001 New Economy crisis and the June - August 2002 Investor Confidence crisis. Hypothetical sensitivity analysis includes parallel yield curve shifts for various currencies.

As with VaR, stress test calculations are performed for all material trading portfolios.

The VaR, stress and scenario testing results are reported to ALCO, the Executive Committee of the Board and the Board of Directors in accordance with the frequency that they meet.

Group Daily VaR as at 31.12.02


15%
50%
35%
Foreign Exchange Risk
Interest Rate Risk
Equity/ Volatility Risk

Group Daily VaR as at 31.12.01*


8%
46%
46%
Foreign Exchange Risk
Interest Rate Risk
Equity/ Volatility Risk

The risks taken by the Group are measured against corresponding rewards to ensure that returns are commensurate with the risks taken. A risk-reward measure of Earnings-at-Risk (EaR) is used as a standard measurement of the risks against corresponding rewards across different products and business types. EaR is used as a benchmark in the setting of risk limits against prospective earnings.

Value-at-Risk (VaR)

The risk taken by the Group, as reflected by the level of VaR, is dependent on the level of exposure taken by the Group and the level of market prices for the relevant period that is used in the computation of VaR.

The Group's daily VaR, as at 31 December 2002, was $6.5 million and comprised mainly interest rate risk (50%), foreign exchange risk (35%) and equity/volatility risk (15%).

The Group's daily VaR for 2002, averaging $7.6 million, ranged between a low of $5.9 million and a high of $10.1 million:

% of Total VaR	31.12.02	High	Low	Average
Interest rate	**50**	**37**	**51**	**47**
Foreign exchange	**35**	**44**	**44**	**39**
Equity/volatility	**15**	**19**	**5**	**14**
Total VaR (%)	**100**	**100**	**100**	**100**
Total VaR+ ($ million)	**6.5**	**10.1**	**5.9**	**7.6**

% of Total VaR*	31.12.01	High	Low	Average
Interest rate	46	30	48	46
Foreign exchange	46	33	46	27
Equity/volatility	8	37	6	27
Total VaR (%)	100	100	100	100
Total VaR+ ($ million)	5.6	10.9	4.5	6.8

* *Excluding OUB Group.*

+ *Diversified across risk categories.*


Group Daily VaR Distribution for 2002
75
60
45
30
15
0
Number Of Days
70
54
28
19
15
23
28
5
7
2
0
0
<5.5
5.5-6
6-6.5
6.5-7
7-7.5
7.5-8
8-8.5
8.5-9
9-9.5
9.5-10
10-10.5
>10.5
VaR ($ million)
Number Of Days: 251
Minimum: $5.9 million
Maximum: $10.1 million
Average: $7.6 million


Group Daily VaR Distribution for 2001*
60
50
40
30
20
10
0
Number Of Days
54
52
10
1
0
15
17
14
12
22
21
17
10
4
1
0
<4
4-4.5
4.5-5
5-5.5
5.5-6
6-6.5
6.5-7
7-7.5
7.5-8
8-8.5
8.5-9
9-9.5
9.5-10
10-10.5
10.5-11
>11
VaR ($ million)
Number Of Days: 250
Minimum: $4.5 million
Maximum: $10.9 million
Average: $6.8 million

* *Excluding OUB Group.*

The Group's daily trading income for 2002, averaging $0.88 million, ranged between a low of $(4.6) million and a high of $5.5 million:


Group Daily Trading Income Distribution for 2002
75
60
45
30
15
0
Number Of Days
0
1
5
10
22
38
53
60
37
13
9
3
0
(6)-(5)
(5)-(4)
(4)-(3)
(3)-(2)
(2)-(1)
(1)-0
0-1
1-2
2-3
3-4
4-5
5-6
6-7
Profit And Loss ($ million)
Number Of Days: 251
Minimum: $(4.6) million
Maximum: $5.5 million
Average: $0.88 million

Operational Risk Management

Operational risk is defined as the potential loss arising from a breakdown in the Group's internal control or corporate governance that results in error, fraud, failure/delay to perform, or compromise of the Group's interests by employees. Operational risk also includes the potential loss arising from a major failure of computer systems and from both natural and man-made disasters. Potential loss may be in the form of financial loss or other damages, for example, loss of reputation and public confidence that will impact the Group's credibility and ability to transact, maintain liquidity and obtain new business.

Operational risk is managed through a framework of policies, techniques and procedures as approved by the Management Committee under its delegated authority from the Board of Directors. The decisions of the Management Committee and its monthly risk management reports are reviewed by the Executive Committee of the Board.

This framework of techniques and procedures encompasses the building of Operational Risk Profiles (ORPs), the conduct of Operational Risk Self Assessment (ORSA) based on the ORPs, the development of an Operational Risk Action Plan (ORAP), the monitoring of Key Operational Risk Indicators (KORIs), and the process for monitoring and reporting operational risk issues.

The methodology provides the tool for the profiling of significant operational risks to which business and support units are exposed. These units then define the key management policies/procedures/controls that have been established to address the identified operational risks. The building of the ORPs involves risk identification as well as the identification and classification of management controls.

As part of the continual assessment, ORSA provides the business/support heads with an analytical tool to identify the wider operational risks, assess the adequacy of controls over these risks, and identify control deficiencies at an early stage so that timely action can be taken.

Where actions need to be taken, these are documented in the form of an ORAP for monitoring and reporting to top management.

Complementing the framework are KORIs that are utilised and monitored on an on-going basis. Through regular monitoring and analysis of this data, areas of potential operational control weakness can be identified at an early stage.

Included in the overall framework of operational risk is the disciplined product programme process. This process aims to ensure that the risks associated with each new product/service are identified, analysed and managed before it is approved for launch.

For the implementation of all online products and services, extra precautionary measures are taken to address and protect customers' confidentiality and interests. Clear instructions are also posted on the Group's website to advise and educate customers on the proper use and safekeeping of their access identification and passwords.

As part of the Group's comprehensive operational risk framework, an enhanced Group-wide Business Contingency Plan has been developed. In addition, in line with the increasing need to outsource internal operations in order to achieve cost efficiency, a Group policy has been established to regulate the outsourcing of services to third parties.

Risk transfer mechanisms, such as insurance, also form part of this framework. Identified operational risks with relatively high residual risk assessment ratings and new risks that are beyond the control of the Group will be scrutinised for insurability.

Legal risk is part of operational risk. Legal risk arises from inadequate documentation, legal or regulatory incapacity or insufficient authority of customers and uncertainty in the enforcement of contracts. This is managed through consultation with the Group's legal counsel and external counsel to ensure that legal advice is appropriately taken where necessary.

Group Compliance

The Group operates in an environment that is subject to a significant number of regulatory and operational compliance requirements. Risk Management & Compliance Sector – Group Compliance is primarily responsible for ensuring that the appropriate control measures are in place for the Group to be reasonably assured that its businesses and operations are conducted in accordance with the relevant laws, regulations, policies and procedures. Where there are no explicit requirements, the Group adopts policies and procedures that are in line with best practices in the industry.

Group Compliance achieves its objectives through a team of dedicated Compliance Officers in key business lines and support units, including the Group's overseas branches and subsidiaries. These Compliance Officers monitor and enforce compliance with the relevant laws, regulations, policies and procedures in their respective areas, and report to the Head of Group Compliance who provides them with independent support and guidance to perform their tasks.

Group Compliance also spearheads the Group's efforts in ensuring that its businesses are not involved with money laundering and terrorist financing activities by issuing guidelines for business units to follow and by conducting reviews of compliance with these guidelines. Training sessions are also held to create and heighten staff awareness on the prevention of money laundering and terrorist financing activities.

Besides ensuring the on-going compliance with local regulations, Group Compliance also oversaw the smooth delivery of the requirements under the US Patriot Act in 2002.

Effective from 1 October 2002, the new Financial Advisers Act 2001 (FAA) imposes stringent requirements on the provision of investment advice to customers, with particular emphasis on product disclosure and suitability of recommendation. The main intent of the FAA is to boost the professional standards of the financial advisory industry in Singapore and improve investor protection. In this regard, Group Compliance has worked with the relevant business units to develop a framework of guidelines and procedures that comply with the FAA requirements.

2002 was a year of exciting developments for UOB. It was marked by the successful integration of Overseas Union Bank, the merger of Industrial & Commercial Bank, and by new initiatives to realise our business synergies and to lay the foundations for the future growth of the Bank.

Grow | our shareholder value



Our priority, in seeking to serve our customers and deliver value for our shareholders, is to remain committed to our growth, both organically and through strategic alliances.

United for Growth

On 16 June, we completed the crucial integration of the operations and IT systems of Overseas Union Bank (OUB) into UOB. The consolidation of the two banks was achieved in just eight months instead of the originally estimated 12 to 18 months. The integration has added considerable distribution strength to our consumer market and brought together a greater diversity of products and services for our customers.

The year also saw the merger of our banking subsidiary, Industrial & Commercial Bank (ICB), into UOB. Another listed subsidiary, Overseas Union Trust, was privatised and delisted from the Singapore Exchange in December. These exercises are part of our on-going efforts to consolidate our subsidiaries for greater efficiency and competitiveness.

Individual Banking

Our Individual Banking business covers personal financial services and private banking. Our personal financial services include personal deposits, loans, investments, credit and debit cards, and privilege banking.

Our substantial customer base expanded further and this business performed strongly in 2002. Net profit before tax grew by 8.6%, reflecting improved contributions from credit cards and higher net interest income from an enlarged loans portfolio.



The celebratory light-up linking UOB Plaza and OUB Centre was a fitting symbol of the successful integration of the operations and systems of UOB and OUB.

The UOB Visa Business Card is an efficient financial tool designed to cater to the needs of local SMEs.

Personal Financial Services

The addition of OUB's consumer portfolio has strengthened our leadership in the area of personal financial services. In the cards business, we remain Singapore's largest provider of credit and Visa debit cards and continue to gain market share in this area. By end-2002, our base of 800,000 credit cards and 300,000 Visa debit cards issued represented a share of 26% and 54% of the market respectively.

Our initiatives in 2002 were directed not only at growing business volume and fee income but also at expanding our product array and improving the customer experience. These included the following:

- Launch of our 'Power Of 2' campaign to share the benefits of the UOB-OUB integration with our enlarged customer base.
- Launch of the UOB Visa Business Card, an effective payment tool designed to cater to the increasingly sophisticated needs of Singapore's small and medium-sized enterprises (SMEs), thus enabling them to achieve substantial operational efficiency and savings in their day-to-day business costs.
- Launch of the MTV Card, the first UOB Credit Card that complements the lifestyle aspirations of today's youth.
- Introduction of derivative products and alternative investments to our Privilege Banking clients.
- Investment in a bank-wide Customer Relationship Management (CRM) programme that will lead to higher customer satisfaction levels, deeper customer relationships and greater customer retention. With a customer-centric infrastructure and the capability to deliver consolidated information about the customer to the point of service (single customer view), the new CRM programme will be an invaluable tool in supporting our focus to offer services and products that anticipate and satisfy each customer's special needs and requirements.
- An extensive renovation programme for our branch network in Singapore that focuses on establishing, growing and preserving the customer's wealth and, at the same time, builds a strong and consistent UOB identity.

Private Banking

Private Banking ended 2002 with an expanded client base and a robust 80% growth in assets under its management. It also made progress in developing an open product architecture where proprietary products are supplemented by high quality products from third party providers. Consequently, the range of services for our Private Banking clients has widened to include alternative investments such as hedge funds and structured products.

Institutional Banking

Institutional Banking encompasses three business portfolios, namely, commercial credit, corporate banking and capital markets. In 2002, these businesses together recorded a good growth of 35.0% in net earnings before tax, driven by higher interest income earned from loans and advances and increased contributions from capital market activities.

Commercial Credit

Commercial credit, which embraces our SME business, is one of our traditional strengths.

We continue to maintain our market leadership in financing to this customer segment because of our vast regional reach, broad range of products, improved services, and local knowledge.

In 2002, the roll out of our new Business Internet Banking service saw the provision of a suite of online offerings for our commercial customers, including cash management, payment and trade transactions.

Corporate Banking

Corporate banking provides a full spectrum of banking products and services to middle-market and large local corporate groups, including non-bank financial institutions. Our portfolio is characterised by a diversified base of customers. This has allowed us to segmentise our customer relationships by industry groupings, both for greater client focus and long-term banking relations.

In 2002, we took advantage of the relatively quiet market to reinforce long-standing relationships and to expand selectively into targeted industrial sectors, including proactively identifying lending opportunities presented by the regionalisation plans and overseas investments of our customers.

Noteworthy deals and initiatives in 2002 included:

- Participating as a lead-arranger and underwriter in a US$600 million five-year term loan facility for UMCi Pte Ltd to finance Phase One of its proposed US$3.6 billion wafer fabrication plant in Singapore.
- Participating as a lead-arranger in a US$300 million four-year term loan and three-year revolving credit facilities for Systems on Silicon Manufacturing Company Pte Ltd to finance the company's capital expenditure for the expansion of wafer capacity.
- Participating as a lead-arranger in the issue and underwriting of a $400 million bond by Tuas Power Pte Ltd to finance the Stage Two construction of its power plant.
- Putting into place a structured finance team to pursue opportunities in a variety of financial products and structures, such as credit default swaps and callable asset swaps, in the primary and secondary credit market.
- Expanding our e-commerce solutions to include a greater range of cash management and business internet banking


MAJLIS UGAMA ISLAM SINGAPURA
S$35,000,000 MUSHARAKA BOND ISSUE SIGNING CEREMONY
Friday, 25 October 2002
GUEST-OF-HONOUR: Dr Yaacob Ibrahim
Acting Minister for Community Development & Sports
Minister-in-charge of Muslim Affairs
UOB ASIA
WAREES INVESTMENTS PTE LTD
UNITED OVERSEAS BANK
Deutsche Bank
Press Conference

UMCi's 300-mm wafer fabrication plant in the Pasir Ris Wafer Fab Park is the world's most advanced semiconductor fab. Its construction was financed through a syndicated loan facility in which we were a lead-arranger and underwriter.

UOB Asia, our investment banking arm, continues to support the development of the Singapore bond market with its participation in Singapore's second Islamic bond issue for Majlis Ugama Islam Singapura.

Strategic partnerships with established global financial institutions, like Deutsche Bank, allow us to accelerate the growth of our Collateralised Debt Obligation business.

services so as to meet the increasingly sophisticated needs of our major corporate and financial clients.

Capital Markets

Our capital market and corporate finance activities are conducted through our investment banking arm, UOB Asia.

The subsidiary had an active year in 2002 despite the challenging market conditions. In terms of the number of deals, it earned a joint second-place ranking in both the domestic Initial Public Offering (IPO) and domestic rights issue league tables with a 22% and 18% market share respectively.

Some of the year's key transactions were as follows:

- Appointed as the Co-ordinator of the public offer in Singapore for the MobileOne Ltd IPO, the largest IPO since 1999.
- Appointed as Manager of the IPOs for seven companies across multiple business sectors, including those for Europtronic Group Ltd, aspnetcentre Ltd, Cortina Holdings Limited and Raffles LaSalle Limited.
- Appointed as Manager for the rights issues for Hotel Negara Limited, Meiban Group Ltd and Vertex Venture Holdings Ltd.
- Appointed as Financial Advisor in relation to Panpac Media.com Limited's acquisition of Auston Technology Group Pte Ltd.
- Appointed as Independent Financial Advisor to the independent directors of CWT Distribution Limited in respect of the conditional cash offer by PSA Logistics Pte Ltd in the takeover of CWT Distribution Limited.
- Arranged and managed a $451 million asset backed bond issue for Upperton Holdings Limited.
- Jointly lead-managed Singapore's second Islamic bond issue for Majlis Ugama Islam Singapura, a statutory body.

Global Treasury

Global Treasury performed significantly better in 2002. Despite the global economic downturn and an increasingly difficult operating environment, we continued to build on our strengths and to capitalise on our competitive advantage in strategic markets. Net profit before tax rose by 30.1% to a record $347 million, reflecting a broad-based improvement in performance in our key lines of business and the effectiveness of cost-saving measures. We benefited substantially from the favourable global interest rate environment, high value-added securitisation activities like product structuring, and cross-marketing initiatives to customers.

Our other achievements during 2002 included:

- Successfully structuring two managed synthetic investment grade Collateralised Debt Obligations (CDOs) with a combined notional value of US$3.03 billion. This is in line with our strategy to develop CDOs as one of our core businesses, by entering into strategic partnerships with established global financial institutions.
- Doubling the issuance of ARCHER asset backed commercial paper, and broadening its investor base.
- Designing and customising an expanded range of products to serve the specific financing, investment and risk management needs of our regional clients.
- Expanding our treasury franchise in the region.
- Enhancing our e-trading capabilities to provide a wider range of web-based transactions for our customers.

Going forward, growth for our global treasury operations will hinge on the realisation of two important strategic goals:

- Increasing the contributions from our Overseas Treasury Centres while continuing to substantially boost our earnings from the domestic market. We will do this by supporting the commercial and funding requirements in these centres, and identifying and developing profitable market niches in these locations.
- Achieving a more balanced income ratio for our trading and non-trading activities by honing our ability to structure products with regional and global potential and maximising value to the services that we offer our clients.

Investment Banking

Investment Banking comprises our asset management, venture capital management, proprietary investment and insurance activities. Against a lacklustre global equities market, higher provisions were made for a diminution in the value of our investments in 2002. This impacted the profitability of our investment banking businesses as a whole. Consequently, net profit before tax was 55% lower than in 2001.

Asset Management

Our assets under management and advice and committed capital grew to $15.6 billion at end-2002 despite a difficult year. Assets under management amounted to $15.2 billion while committed capital totalled $360 million.

The growth was driven by several major initiatives and achievements from our investment management subsidiaries in Singapore, Malaysia, Taiwan, France and USA.

UOB Asset Management

- Appointed as the Collateral Manager for two CDO transactions – United Global Investment Grade CDO I (US$1.33 billion) and United Global Investment Grade CDO II (US$1.7 billion) – that invest in a portfolio of global investment grade credit default swaps. With 12 CDOs now under its management and advice, UOB Asset Management (UOBAM) has become one of Asia's leading managers of CDOs and CBOs (Collateralised Bond Obligations).


"To give our best.

Our trained Personal Bankers provide financial solutions, with personal attention, to satisfy the wider and growing financial needs of our customers.

Grow | our customers

- Launched three new unit trusts and consolidated the 20 funds under the management of OUB Optimix Funds Management. This brings the total number of funds and sub-funds under its management to 55 by year-end, with assets under management totalling $1.4 billion. The three new unit trusts comprised two guaranteed funds, and a



Our subsidiary, UOB Asset Management, is Singapore's most awarded fund manager, having won more than 50 performance awards since 1996.

GrowthPath – a core investment product – offers customers a new way of investing, by providing them with a framework to build and grow their investment portfolios.

core investment product called GrowthPath. GrowthPath is a single yet broadly diversified investment portfolio that dynamically adjusts its asset allocation with time. It is the first such product to be introduced to the Singapore market. Investing in a combination of global equities and global bonds, GrowthPath offers a choice of five portfolios that are tailored for investors with different time horizons and different risk tolerance levels.

- Won five out of 22 awards in the Standard & Poor's Investment Funds Award Singapore 2003 and an award in the Standard & Poor's Investment Funds Award 2003 in Taiwan.
- Won 10 out of 33 awards in the Singapore Investment Fund Awards 2002.
- Entered into an agreement with New York-based PlusFunds Group Inc. and Standard & Poor's to provide a unique index product for the growing hedge funds business in Singapore and other selected Asian markets. The agreement was negotiated and structured with the assistance of UOB Global Capital.

UOB-OSK Asset Management

- Won two mandates from a major local asset management firm in Malaysia to manage retail funds.

UOB Venture Management

- Managed five funds totalling $360 million in committed capital.
- Established a RMB300 million investment company in Beijing with Oxford Cambridge Investment Group, Beijing and Shandong Hi-Tech Investment Company Limited to invest in Chinese companies that have the potential to achieve high growth over the medium to long term. UOB Investment Consultancy (Beijing) Limited, a subsidiary of the Group, is the advisor to the investment company.
- Set up an offshore fund company, UOB Venture (Shenzhen) Limited, in the Republic of Mauritius to invest in promising high growth technology and technology-related projects in China, following an investment agreement with Shenzhen Venture Capital Co., Ltd (SZVC) [now known as Shenzhen Capital Group Co., Ltd]. The fund is managed by SZVC-UOB Venture Management Co., Ltd, a joint venture fund management company between UOB and SZVC in China.

UOB Global Capital

- Built on its relationship with the Kinetics Group and further developed its hedge fund products to capitalise on the growing investor trend towards absolute return products. Assets under management have grown substantially from a prestigious investor base.
- Achieved a final close for the UOB Hermes Asia Technology Fund, raising US$68.5 million from major institutional investors in the USA, Europe and Asia. The Fund is being advised by UOB Venture Management.

International Operations

Our overseas network outside Singapore comprises more than 180 offices in 17 countries and territories, operating in the Asia-Pacific region, Western Europe and North America.

Our vision is to be a premier bank in the Asia-Pacific and to achieve it, we remain focused on our strategy to grow our business in Greater China and ASEAN.

We improved both the performance and profitability of our overseas business in 2002 despite testing economic conditions. Net profit from our overseas operations, including ACU, contributed 36.3% to Group total profit, an increase of 7.1% points over 2001 and bringing us closer to our goal of 40% by 2010.

Malaysia

Our operations in Malaysia, covering principally those of the United Overseas Bank (Malaysia) [UOBM] group and UOB Labuan Branch, recorded an increase in net profit after tax of 92.9% to RM311 million ($142 million) in 2002. The growth was driven by an enhanced revenue stream from an enlarged customer base following the completion of our merger of Overseas Union Bank (Malaysia) [OUBM] into UOBM in February. The successful integration of OUBM has also resulted in an expanded branch network, cost savings through streamlined operations and positioned us to compete more effectively in a challenging marketplace.

With higher productivity and the more efficient use of capital, UOBM is now ranked among the top commercial banks in Malaysia in terms of ROE.

The year also marked an important step forward for our strategies to enhance our non-interest revenue base and our domestic capital market capabilities, as evident from the following:

- In November, we started a joint venture with the DRB-HICOM Group to develop life and general insurance businesses in Malaysia, particularly via the bancassurance channel.
- We completed two notable transactions during the year, namely, RM798 million and RM200 million in refinancing for Lingkaran Trans Kota Sdn Bhd and MHS Aviation Berhad respectively.

Thailand

UOB Radanasin Bank (UOBR) closed 2002 with a customer loans portfolio of THB26.8 billion ($1.1 billion), an increase of 25.3% over the previous year. This, together with improved fee income from our investment banking, treasury and personal financial services, helped to reduce UOBR's net loss for the year to THB194 million ($7.8 million) from THB669 million ($28 million) in 2001.


UOB INDONESIA

In Indonesia, our banking subsidiary – PT Bank UOB Indonesia (UOBI) – opened its eighth office in the country. UOBI Kelapa Gading is situated in a popular residential district in Jakarta.


大華銀行北京分行開幕典禮
UNITED OVERSEAS BANK BEIJING BRAN
OPENING RECEPTION
UOB
VISA

In China, our presence was strengthened with the upgrading of our representative office in Beijing to a full-service branch.

In Hong Kong S.A.R., our UOB Credit Cards are well received despite the keen competition from a wide array of providers in the territory.

Grow | our services

In line with the growth of exports and domestic demand in the country, our trade finance and personal financial services businesses performed notably well. In trade finance, we continued to register high growth in the areas of packing credit, trust receipts, import letters of credit and export bills negotiation. In personal financial services, housing and personal loans, credit cards and debit cards remained our key focus. Our total card base stood at 215,000 by end-2002, representing an impressive year-on-year increase of 106%.

We also made significant investments in enhancing our technology and operational infrastructure that will help us to deliver better customer service. A major initiative was the migration of our core banking system to a more scalable and flexible platform that is aligned to the system at Head Office, Singapore. This two-year project was successfully completed in December at an investment of THB200 million ($8 million).

Indonesia

Our Indonesian operations reported marginally better gains in 2002, with net profit after tax at IDR77.8 billion ($15.1 million).

In September, we increased our shareholding in our banking subsidiary, PT Bank UOB Indonesia, from 80% to 99% through purchasing the stake held by our joint venture partner, PT Bank Bali Tbk. We also expanded our presence in Indonesia when PT Bank UOB Indonesia opened its eighth office in the country in December. These developments reflect our commitment to Indonesia and the importance that we place in delivering a comprehensive range of banking services to customers in this major regional market.


Rewards
faster when
GROW with UOB.

We are focused on being more customer-driven, on product innovation, and on growing the range of services we provide to our customers.

Philippines

A milestone for us in 2002 was the completion of our purchase of an increased stake in United Overseas Bank Philippines (UOBP) from 60% to 100%. The acquisition has made UOBP the foreign bank with the largest network of 67 branches in the country and reinforced our strategy to be a major player in the region. It is also expected to improve our ability to generate stable core deposits.

With the prevailing tough economic and business conditions in the Philippines, we remain cautious in our expansion plans. Net loss incurred in 2002 was largely unchanged from 2001, and resulted primarily from a small loans portfolio and greater investment to improve our infrastructure.

Greater China

We made good progress in strengthening our presence and scope of business in Greater China, one of our key growth markets. Several milestones were achieved in 2002, including the following:

- Upgrading of UOB Beijing Representative Office to a full-service branch. This brings our total network in China to five branches and one representative office and makes it one of the most comprehensive among foreign banks in China.
- Approval for a full foreign currency licence for UOB Shanghai Branch to offer foreign currency banking services to local individuals and local companies in China.
- Approval for UOB Shenzhen Branch to offer Renminbi banking services to foreign individuals, foreign enterprises and foreign joint venture companies, making us the first bank in Singapore to do so in Shenzhen.
- Approval for UOB Shanghai Branch to act as an Authorised Approving Centre for Capital Account, making us the first South-East Asian bank that is authorised to approve and handle capital account transactions in Shanghai.
- Launch of the UOB Credit Card in Hong Kong S.A.R., which is in line with our long-term vision to develop our personal financial services business in Hong Kong S.A.R. and China.

Other International Businesses

Our other international operations continued to register strong performance in 2002. The growth was led by better margins and higher fee income from our corporate lending activities. A notable highlight during the year was the conversion of our wholly-owned banking subsidiary, United Overseas Bank (Canada), to a full-service branch, UOB Vancouver Branch.

Technology

Significant investment has been made, and will continue to be made, in technology to enhance our competitive advantage. In 2002, our technology spending amounted to $199 million, or 18.6% of total Group expenses.

A major achievement in 2002 was the smooth completion of the integration of the UOB and OUB IT systems. The


CERTIFICATE OF REGISTRATION
UNITED OVERSEAS BANK GROUP
OPERATIONS SECTOR

The completion of the integration of the IT systems and operations of UOB and OUB, well ahead of schedule, testifies to the hard work and dedication put in by staff and to their strong sense of teamwork.

We are the first Singapore bank to have our Operations Sector ISO 9001:2000 certified, following the implementation of a quality management system for our processes and a framework for continuous improvement.

exercise, achieved well ahead of the original schedule, has successfully aligned the systems and processes between the two organisations. It also provided us with the opportunity to upgrade our technology infrastructure for improved robustness and performance.

Other key initiatives during the year were:

- Development of a bank-wide Customer Relationship Management (CRM) programme that involves the reengineering of business processes and changes in the organisation structure. The aim is to foster a customer-centric culture across the Bank and provide a high and consistent service level to our customers across all our touchpoints. Integral to the CRM initiative is the development of a Contact Management System for our sales and service force, and a Wealth Management System to meet customers' wealth acquisition and wealth preservation needs more comprehensively.
- Implementation of a value-based management system that provides a framework to sharpen management focus on the key drivers of customer and product profitability and, ultimately, on returns to shareholders.
- Installation of real-time recovery capabilities for our key systems which are essential to the business continuity plans of all our business and support units, both in Singapore and overseas.

Operations

The Operations Sector was formed on 2 January to centralise all our banking processes. This is fundamental to achieving economies of scale and greater operational efficiency within the Bank.



We provide ample training opportunities for staff to grow individually and professionally, thereby building a quality team with the relevant skills to meet the needs of our customers and business.

Grow | our staff

To this end, Operations Sector consolidates the processing functions in the areas of cheques, branch backend activities, loan applications and disbursements, trade finance, remittances, treasury settlement, custody services, funds administration and unit trust registry services. In all these functions, we adopt the best-in-class solutions to achieve operational excellence.

Besides the integration of the processing functions of OUB into UOB and ICB into UOB in 2002, we also launched the 'Towards Operational Excellence' programme to put in place best practices for the delivery of quality services, build a platform for reengineering internal processes for efficiency and initiate the hubbing of our regional operations to Singapore. As part of this programme, we initiated the following:

- Implementation of a quality management system for our processes as well as a framework for continuous improvement. This led us to become the first Singapore bank to have our entire Operations Sector ISO 9001:2000 certified.
- Implementation of a business process reengineering exercise to streamline and redesign our processes. The objective was to lower our unit operating cost through increased straight-through processing and quality service delivery at the right costs – first time, on time and every time.
- Launch of a hubbing programme across the countries and territories that we span. Using technology and leveraging on the increased economies of scale achieved in Singapore, the processing activities of our overseas branches will be progressively transferred into Singapore so that standard quality processing at lower costs can be achieved on a regional level. Hubbing will also lead to greater business opportunities for our branches overseas as they will have the capabilities to bring more new products to the market, and to do so with greater speed and effectiveness.

We also implemented the first Continuous Linked Settlement (CLS) utility in the world together with two other Singapore banks. As a CLS Settlement Member, we are now able to settle cross-border multi-currency transactions within the day,on a payment-versus-payment basis. This eliminates the settlement risk caused by delays arising from time-zone differences and, consequently, reduces transaction costs.

Accolades

Our strong financial performance, commitment to provide quality services and excellent investor relations, as well as efforts in building a strong brand led to the following prestigious awards in 2002:

- Bank Of The Year – Singapore (The Banker – Awards 2002)
- Best Domestic Commercial Bank – Singapore for the second successive year (The Asset – Triple A: Asset Asian Awards 2003)
- Best Local Bank – Singapore (FinanceAsia – Country Awards For Achievement 2002)
- 'Most Progress In Investor Relations' and 'Best Communications During A Takeover' (Investor Relations Magazine – Asia Awards 2002)
- Winner (International Enterprise Singapore – Singapore Brand Award 2002)
- Top Rated for custody services for the third successive year (Global Custodian – Agent Bank Survey 2002)
- 'Star' Ratings for the third year running for settlement efficiency, safekeeping and overall performance in custody services (GSCS Benchmarks – 2002 Review Of Subcustodian Services).

Staff

We continue to place a high value on staff development, and we seek to build a quality team with the right skills and talent to meet our current and future business needs.

2002 was a year where we concentrated not only on integration and consolidation but also on ensuring that our human resource framework has efficient systems and processes in place that will support our quest to be a premier bank in the Asia-Pacific region. Towards this end, key projects for the year included:

- Enhancing our performance management system so as to promote a strong bank-wide culture of performance excellence and the alignment of individual performance goals with the Bank's business goals and objectives.
- Implementing an advanced web-based HR management system that allows staff to perform a range of employee-related functions online.
- Continuing to equip staff with the tools and skills they need to achieve excellence in their areas of work expertise. In 2002, the number of training places rose by 144%, while training programmes covered courses on new products and systems to those on performance management and quality awareness.

Community

We continue to serve the community through philanthropic and sponsorship activities. The arts remain one of our principal areas of support.

Through our annual UOB Painting Of The Year Competition and Exhibition, we have helped hundreds of promising artists in Singapore gain recognition for their works. We are also a Founding Corporate Patron of the Esplanade – Theatres on the Bay.

Grow | our community



We continue our sustained programme to support local arts through initiatives such as our annual UOB Painting Of The Year Competition and Exhibition, which entered its 21st year in 2002.

Winning the inaugural Singapore Brand Award 2002 affirms our commitment and efforts in making the UOB brand synonymous with quality service and innovative products.

Group Financial Review

Review of Financial Performance

Overview of Balance Sheet

Certain figures in this section may not add up to the relevant totals due to rounding.

Certain comparative figures have been restated to conform with the current year's presentation.

Certain comparative figures for 2001 have been restated for impact of adopting the revised Singapore Statement of Accounting Standard (SAS) 12: Income Taxes and Interpretation of SAS (INT) 5: Consolidation – Special Purpose Entities.

Review of Financial Performance

Highlights and Performance Indicators

	2002	2001*		Increase/ Decrease (%)
Key Indicators				
Net interest income (NII) ($ million)	**2,169**	1,429	+	51.8
Non-interest income ($ million)	**910**	795	+	14.5
Total income ($ million)	**3,079**	2,224	+	38.4
Total expenses ($ million)	**1,074**	874	+	22.9
Operating profit before goodwill and provisions ($ million)	**2,005**	1,350	+	48.5
Net profit after tax (NPAT) ($ million)	**1,064**	925	+	15.1
NPAT (excluding goodwill) ($ million)	**1,260**	972	+	29.6
Income mix:				
Net interest income/Total income (%)	**70.4**	64.3	+	6.1% points
Non-interest income/Total income (%)	**29.6**	35.7	-	6.1% points
	100.0	100.0		–
Profit (before tax and goodwill) contribution:				
Onshore (%)	**63.7**	70.8	-	7.1% points
Offshore (including ACU) (%)	**36.3**	29.2	+	7.1% points
	100.0	100.0		–
Return on average shareholders' funds (ROE) (%)	**8.3**	10.8	-	2.5% points
ROE (excluding goodwill) (%)	**9.8**	11.3	-	1.5% points
Earnings per share (EPS)				
Basic (cents)	**67.7**	77.3	-	12.4
Excluding goodwill (cents)	**80.2**	81.3	-	1.4
Return on average total assets (ROA) (%)	**0.98**	1.16	-	0.18% point
ROA (excluding goodwill) (%)	**1.16**	1.22	-	0.06% point
NII/Average interest bearing assets (%)	**2.26**	2.06	+	0.20% point
Expense/Income ratio (%)	**34.9**	39.3	-	4.4% points

* *Including three months' profit contribution from OUB Group.*

	2002	2001		Increase/ Decrease (%)
Other Indicators				
Customer loans (net) ($ million)	**58,884**	60,892	-	3.3
Customer deposits ($ million)	**67,919**	74,452	-	8.8
Loans/Deposits ratio+ (%)	**86.7**	81.8	+	4.9% points
Non-performing loans (NPLs) ($ million)	**5,679**	5,968	-	4.8
Cumulative provisions ($ million)	**3,504**	3,334	+	5.1
NPLs#/Gross customer loans (%)	**9.0**	9.3	-	0.3% point
Cumulative provisions/NPLs (%)	**61.7**	55.9	+	5.8% points
Total assets ($ million)	**107,469**	113,888	-	5.6
Shareholders' funds ($ million)	**12,653**	12,717	-	0.5
Unrealised surplus from revaluation** ($ million)	**1,186**	1,398	-	15.2
Net asset value (NAV) per share ($)	**8.05**	8.09	-	0.5
Revalued NAV per share ($)	**8.81**	8.98	-	1.9
Capital adequacy ratios (BIS) (%)				
Tier 1 capital	**12.2**	11.8	+	0.4% point
Total capital	**15.3**	18.5	-	3.2% points
Dividend rates (%)				
Interim	**15.0**	15.0		–
Interim dividend in specie	**18.8**	–	+	18.8% points
Final	**25.0**	25.0		–
Manpower (number)	**10,320**	12,142	-	1,822 number

+ *Loans refer to net customer loans while deposits refer to customer deposits.*

\# *Excluding debt securities.*

** *Not incorporated into the accounts and excludes the revaluation surplus/deficit from investment in associates.*

Merger of OUB into UOB

Overseas Union Bank (OUB) was acquired and became a subsidiary of the Group on 20 September 2001. It was subsequently merged into the Bank on 2 January 2002. Accordingly, the financial statements of the Group for 2002 reflect the full year impact of the enlarged operations while those of the Group for 2001 included only the last three months' results of the OUB Group. The financial data in this report should therefore be viewed within this context.

Swift Integration of OUB into UOB

On 16 June 2002, the Group successfully completed the integration of the operations and IT systems of OUB into UOB. The consolidation of the two banks was achieved in just eight months instead of the originally estimated 12 to 18 months.

With integration swiftly completed, the Group is on track to achieve cost savings of approximately $250 million from the consolidation of the two banks. On the revenue side, the Group will look to realise revenue synergies from an enlarged customer base.

Group Profits

The Group achieved a profit growth of 15.1% for 2002, with net profit after tax reaching $1,064 million. The increase was mainly the result of higher net interest income, higher fee and commission income, gains on the divestment of Haw Par Corporation, as well as higher profits from associates. These were partially offset by lower dealing income, higher operating expenses, higher goodwill amortisation charge and higher specific provision for loans.

At the operating level, the Group's operating profit before goodwill amortisation and provisions increased by 48.5% over 2001 to $2,005 million in 2002. The increase reflects our robust income growth and realised cost savings from integration.

Financial Ratios

- Earnings per share (excluding goodwill) decreased by 1.4%, from 81.3 cents to 80.2 cents in 2002. The price over earnings per share (P/E) ratio, based on the Bank's last done share price of $10.50 on 27 February 2003, was 13.1.
- Return on average shareholders' funds (excluding goodwill), at 9.8%, decreased by 1.5% points from 11.3% in 2001.
- Net asset value (NAV) per share decreased by $0.04 or 0.5%, from $8.09 in 2001 to $8.05 in 2002.
- Total dividend, including the dividend in relation to the distribution in specie of shares of Haw Par Corporation, was 58.8% (2001: 40%), representing a dividend cover of 1.5 times (2001: 2.2 times). Excluding the dividend in specie, the dividend of 40% for 2002 was 2.2 times covered by net profit.

Net Interest Income

Net interest income for the Group rose 51.8%, from $1,429 million in 2001 to $2,169 million in 2002. Net interest income continued to be the major contributor of total income, accounting for about 70.4% (2001: 64.3%) of total income.

The higher net interest income was largely attributable to a larger loan base resulting from the acquisition of OUB, and an improved average interest margin.

The average interest margin increased by 20 basis points, from 2.06% in 2001 to 2.26% in 2002, primarily due to the lower cost of funds.


Net Interest Income
$ million
1200
900
600
300
0
1,198
583
615
1,429
588
841
2,169
1,089
1,080
2000
2001
2002
1st Half
2nd Half


Net Interest Income (NII) Ratios
%
2.5
2.0
1.5
1.0
0.5
0
100
80
60
40
20
2.22
2.06
2.26
63.0
64.3
70.4
2000
2001
2002
NII/Average Interest Bearing Assets
NII/Total Income

Average Interest Rates and Margin

	2002			2001		
	Average Balance* $ million	Interest $ million	Average Interest Rate %	Average Balance* $ million	Interest $ million	Average Interest Rate %
Assets						
Interest bearing						
Customer loans	**60,221**	**2,811**	**4.67**	38,378	2,184	5.69
Inter-bank balances and balances with central banks	**22,589**	**546**	**2.42**	22,831	952	4.17
Government securities	**10,155**	**240**	**2.36**	6,711	195	2.90
Dealing and investment securities	**3,215**	**156**	**4.85**	1,551	83	5.34
Total interest bearing assets	**96,180**	**3,752**	**3.90**	69,471	3,413	4.91
Non-interest bearing						
Cash and balances with central banks	**2,273**			2,268		
Investments in associates	**1,631**			1,717		
Fixed assets	**1,688**			1,301		
Goodwill	**3,756**			791		
Other assets	**3,617**			2,415		
Total non-interest bearing assets	**12,965**			8,492		
Total assets	**109,145**			77,963		
Liabilities						
Interest bearing						
Customer deposits	**68,646**	**1,066**	**1.55**	49,315	1,319	2.67
Inter-bank balances	**20,255**	**396**	**1.96**	16,120	612	3.80
Debts issued	**3,221**	**121**	**3.76**	1,223	53	4.36
Total interest bearing liabilities	**92,122**	**1,583**	**1.72**	66,658	1,984	2.98
Total non-interest bearing liabilities	**3,725**			2,772		
Total liabilities	**95,847**			69,430		
Net interest income		**2,169**			1,429	
Average interest margin+			**2.26**			2.06

* *Computed based on monthly average.*

\+ *Average interest margin represents net interest income as a percentage of total interest bearing assets.*

Analysis of Changes in Net Interest Income

	2002			2001		
	Volume Change $ million	Rate Change $ million	Net Change $ million	Volume Change $ million	Rate Change $ million	Net Change $ million
Interest bearing assets						
Customer loans	**1,243**	**(616)**	**627**	622	(295)	327
Inter-bank balances and balances with central banks	**(10)**	**(396)**	**(406)**	226	(270)	(44)
Government securities	**100**	**(55)**	**45**	30	(2)	28
Dealing and investment securities	**89**	**(16)**	**73**	22	27	49
Total interest bearing assets	**1,422**	**(1,083)**	**339**	900	(540)	360
Interest bearing liabilities						
Customer deposits	**516**	**(769)**	**(253)**	352	(290)	62
Inter-bank balances	**157**	**(373)**	**(216)**	206	(192)	14
Debts issued	**87**	**(19)**	**68**	53	–	53
Total interest bearing liabilities	**760**	**(1,161)**	**(401)**	611	(482)	129

Non-Interest Income

The Group's non-interest income for 2002 accounted for 29.6% of total income. Total non-interest income rose by $115 million or 14.5% to $910 million in 2002.

The increase in total non-interest income was primarily attributable to higher fee and commission income, as well as higher profits on the sale of investment securities and associates. Included in the profits on the sale of associates was a gain on the divestment of Haw Par Corporation of $65 million. The higher non-interest income was, however, partially offset by lower dealing income from securities, derivatives and foreign exchange, as well as lower profits on the sale of properties.



Non-Interest Income
600
450
300
150
0
$ million
704
364
340
795
362
433
910
386
524
2000
2001
2002
1st Half
2nd Half



Non-Interest Income/Total Income
50
40
30
20
10
%
37.0
35.7
29.6
2000
2001
2002

Composition of Non-Interest Income

	2002 $ million	2001 $ million	Increase/ (Decrease) %
Fee and commission income			
Credit card	**96**	64	50.6
Fund management	**74**	53	40.8
Futures broking and stockbroking	**49**	33	48.6
Investment-related	**29**	14	109.6
Loan-related	**86**	61	41.4
Service charges	**44**	35	25.4
Trade-related	**101**	80	25.7
Others	**21**	15	35.7
	501	355	40.9
Dividend and rental income	**110**	110	0.6
Other operating income	**299**	330	(9.3)
Total non-interest income	**910**	795	14.5


Total Operating Expenses
600
450
300
150
0
$ million
751
366
385
874
360
514
1,074
527
547
2000
2001
2002
1st Half
2nd Half


Expenses/Income
50
40
30
20
10
%
39.5
39.3
34.9
2000
2001
2002

Other Operating Income

	2002 $ million	2001 $ million	Increase/ (Decrease) %
Gains/(Losses) from:			
Dealing in securities, government treasury bills and securities and derivatives	**58**	80	(28.0)
Dealing in foreign exchange	**82**	137	(40.0)
Dealing income	**140**	217	(35.6)
Sale of investment securities and associates	**78**	16	386.7
Sale of subsidiaries	*	(7)	100.0
Sale of properties and other fixed assets	**12**	40	(71.2)
Others	**70**	63	9.6
Others	**159**	113	41.1
Total other operating income	**299**	330	(9.3)

** Less than $500,000.*

Operating Expenses

Total operating expenses for 2002 increased by $200 million or 22.9% over 2001. Both staff expenses and other operating expenses rose in 2002 largely due to the expanded operations resulting from the acquisition and consolidation of OUB into the Group.

Expense to income ratio improved from 39.3% in 2001 to 34.9% in 2002. The improvement reflected the cost savings achieved from the swift integration of OUB into the Group as well as the continued careful management of expenses by the Group.

	2002 $ million	2001 $ million	Increase/ (Decrease) %
Staff expenses	**536**	443	21.2
Other operating expenses	**538**	431	24.7
Total operating expenses	**1,074**	874	22.9

Cost Savings from Integration

The Group realised cost savings of approximately $195 million in 2002. With integration swiftly completed, the Group is on track to achieve an annual pre-tax cost savings of approximately $250 million.

Other Operating Expenses

Other operating expenses were up by $107 million to $538 million in 2002, mainly driven by higher depreciation expenses on land and buildings and other fixed assets, higher rental and maintenance costs, higher advertising and promotional expenses, as well as higher commission and brokerage expenses.

IT operating expenses for 2002 increased by $46 million from 2001 to reach $199 million, and accounted for 18.6% of total Group expenses.


Cost Savings
$ million
300
250
200
150
100
50
0
70
195
250
Realised
1st Half 2002
Realised
Full Year 2002
Target
2003


Group IT Operating Expenses
$ million
120
90
60
30
0
116
53
63
153
60
93
199
102
97
2000
2001
2002
1st Half
2nd Half


Group IT Operating Expenses/
Total Expenses
%
21
18
15
12
9
6
15.5
17.5
18.6
2000
2001
2002


Provisions Charged to Income Statement
400
300
200
100
0
$ million
91
68
23
165
11
154
451
157
294
2000
2001
2002
1st Half
2nd Half

Provisions Charged to Income Statement

The total provision charge at $451 million in 2002 was $286 million higher than in 2001. The increase was dominated by higher specific provisions made on loans that were necessitated by lower collateral value in a lacklustre property market and uncertain economic conditions.

	First Half 2002 $ million	Second Half 2002 $ million	Full Year 2002 $ million	First Half 2001 $ million	Second Half 2001 $ million	Full Year 2001 $ million
The Group						
Specific provision for loans	191	231	**422**	22	143	165
General provision for loans	–	–	**–**	(16)	(54)	(70)
Specific provision for diminution in value of other assets	(34)	64	**30**	5	65	70
Total provisions	157	294	**451**	11	154	165
Provisions charged by major region:						
Specific provision for loans						
Five Regional Countries*	25	8	**33**	12	(29)	(17)
Greater China+	(35)	(4)	**(39)**	(14)	(6)	(20)
Singapore and other countries	201	227	**428**	24	178	202
	191	231	**422**	22	143	165
General provision for loans						
Five Regional Countries*	(11)	9	**(2)**	(22)	(52)	(74)
Greater China+	2	(4)	**(2)**	5	–	5
Singapore and other countries	9	(5)	**4**	1	(2)	(1)
	–	–	**–**	(16)	(54)	(70)
Specific provisions for diminution in value of other assets	(34)	64	**30**	5	65	70
Total provisions	157	294	**451**	11	154	165

** The Five Regional Countries comprise Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

+ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Overview of Balance Sheet

Total Assets

The Group's total assets as at 31 December 2002 were $107,469 million, a decrease of $6,419 million or 5.6% since 31 December 2001. The fall was largely due to lower inter-bank balances and muted loan demand.

Assets Mix

	2002		2001	
	$ million	%	$ million	%
Cash and balances with central banks	**4,213**	**3.9**	3,330	2.9
Securities*	**14,159**	**13.2**	14,641	12.9
Inter-bank balances	**19,426**	**18.1**	24,746	21.7
Customer loans	**58,884**	**54.8**	60,892	53.5
Other assets	**7,120**	**6.6**	6,503	5.7
Goodwill	**3,666**	**3.4**	3,777	3.3
Total assets	**107,469**	**100.0**	113,888	100.0

* *Comprising Singapore and other government treasury bills and securities, dealing and investment securities.*

Assets Mix – 2002



Cash and Balances with Central Banks
Securities
Inter-Bank Balances
Customer Loans
Other Assets
Goodwill

Assets Mix – 2001



Cash and Balances with Central Banks
Securities
Inter-Bank Balances
Customer Loans
Other Assets
Goodwill

Securities

Total Group securities fell by $482 million or 3.3% to $14,159 million as at 31 December 2002, compared with $14,641 million as at 31 December 2001. The decrease arose primarily from reduced holdings in government treasury bills and securities.

Total Securities

	2002 $ million	2001 $ million
Cost		
Dealing	**828**	1,129
Non-dealing	**13,473**	13,687
	14,301	14,816
Less: Provision for diminution in value	**(142)**	(175)
Net book value	**14,159**	14,641

Securities Analysed by Issuer Type

	2002		2001	
	$ million	%	$ million	%
Government	**9,594**	**67.1**	10,561	71.2
Public sector	**8**	**0.1**	52	0.4
Bank	**652**	**4.6**	915	6.2
Corporate	**3,564**	**24.9**	3,162	21.3
Others	**483**	**3.3**	126	0.9
Total	**14,301**	**100.0**	14,816	100.0

Securities Analysed by Industry

	2002		2001	
	$ million	%	$ million	%
Transport, storage and communication	**559**	**4.2**	508	3.7
Building and construction	**321**	**2.4**	348	2.6
Manufacturing	**606**	**4.5**	224	1.6
Financial institutions	**1,537**	**11.4**	1,357	9.9
General commerce	**72**	**0.5**	90	0.7
Government	**9,416**	**69.9**	10,173	74.3
Others	**962**	**7.1**	987	7.2
Non-dealing	**13,473**	**100.0**	13,687	100.0
Dealing	**828**		1,129	
Total securities	**14,301**		14,816	

Customer Loans

The Group's net loans and advances to customers as at 31 December 2002 were $2,008 million or 3.3% lower than as at 31 December 2001. This resulted mainly from a decrease in the term loans and overdraft portfolios which was partially offset by an increase in the housing loans portfolio.

Customer Loans by Type

	2002		2001	
	$ million	%	$ million	%
Housing loans	**13,841**	**22.2**	13,298	20.7
Term loans	**35,253**	**56.5**	36,940	57.5
Trade financing	**2,915**	**4.7**	2,825	4.4
Overdrafts	**10,330**	**16.6**	11,148	17.4
Total gross customer loans	**62,339**	**100.0**	64,211	100.0
Less: General provision	**(1,425)**		(1,435)	
Specific provision and interest-in-suspense	**(2,030)**		(1,884)	
Net customer loans	**58,884**		60,892	

Gross Customer Loans Analysed by Currency and Fixed/Variable Rates

	2002			2001		
	Fixed Rate $ million	Variable Rate $ million	Total $ million	Fixed Rate $ million	Variable Rate $ million	Total $ million
Singapore Dollars	**13,724**	**27,645**	**41,369**	12,584	29,149	41,733
US Dollars	**747**	**7,391**	**8,138**	1,538	7,902	9,440
Malaysian Ringgit	**166**	**5,762**	**5,928**	79	6,167	6,246
Hong Kong Dollars	**40**	**1,426**	**1,466**	20	1,726	1,746
Thai Baht	**534**	**501**	**1,035**	573	294	867
Others	**1,059**	**3,344**	**4,403**	582	3,597	4,179
Group Total	**16,270**	**46,069**	**62,339**	15,376	48,835	64,211

For a breakdown of Group loans and advances by remaining maturity and industry, please refer to Notes 28(b) and 28(c) to the Financial Statements respectively.

Credit Facilities to Related Parties

The Group has granted credit facilities to the following related parties in the ordinary course of business on normal terms and conditions. The outstanding amounts of these credit facilities as at 31 December 2002 were as follows:

	2002		2001	
	Loans and Advances $ million	Off-Balance Sheet Credit Facilities* $ million	Loans and Advances $ million	Off-Balance Sheet Credit Facilities* $ million
Associates of the Group				
Financial activities	**52**	**15**	33	4
Non-financial activities	**567**	**90**	925	55
Directors of the Bank and director-related parties+	**792**	**155**	594	173
Corporations where the directors of the Bank are also directors#	**2,493**	**141**	1,988	147

** Off-balance sheet credit facilities comprise direct credit substitutes, transaction-related contingencies and trade-related contingencies.*

+ Director-related parties include the immediate family members of the directors of the Bank, entities in which a director of the Bank or his family members have a substantial shareholding, and credit facilities guaranteed by the directors of the Bank.

 # This excludes credit facilities already included in the first two categories. However, it includes credit facilities granted to the subsidiaries of the corporations in this category.

Deposits

Total Group deposits fell by 5.8%, from $92,545 million as at 31 December 2001 to $87,221 million as at 31 December 2002, due mainly to lower customer fixed deposits. Customer deposits accounted for 77.9% of total Group deposits.

Deposits by Type

	2002		2001	
	$ million	%	$ million	%
Bankers' deposits	**19,302**	**22.1**	18,093	19.6
Customer deposits				
Fixed deposits	**47,287**	**54.2**	54,419	58.8
Savings and others	**20,632**	**23.7**	20,033	21.6
	67,919	**77.9**	74,452	80.4
Total deposits	**87,221**	**100.0**	92,545	100.0

For a breakdown of deposits by remaining maturity, please refer to Note 21(a) to the Financial Statements.


Loans/Deposits Ratio
80000
60000
40000
20000
0
$ million
100
90
80
70
60
%
30,045
43,406
60,892
74,452
58,884
67,919
69.7
86.7
2000
2001
2002
Customer Loans
Customer Deposits
Loans/Deposits Ratio

Loans/Deposits Ratio

With the 8.8% decrease in customer deposits outpacing the 3.3% decrease in net customer loans, the customer loans-to-deposits ratio increased by 4.9% points from 81.8% as at 31 December 2001 to 86.7% as at 31 December 2002.


Revalued Shareholders' Funds
15000
12000
9000
6000
3000
0
$ million
10.0
9.5
9.0
8.5
8.0
7.5
$
8,507
1,539
8.08
6,968
14,115
1,398
12,717
13,839
1,186
8.81
12,653
2000
2001
2002
Shareholders' Funds
Revaluation Surplus
Revalued NAV Per Share

Shareholders' Funds

Group shareholders' funds stood at $12,653 million as at 31 December 2002 as compared to $12,717 million as at 31 December 2001.

Unrealised revaluation surpluses in properties and long-term investments*, amounting to $1,186 million as at 31 December 2002, were not incorporated into the Group's accounts.

	2002 $ million	2001 $ million
Shareholders' funds per book	**12,653**	12,717
Add: Surplus on revaluation (not incorporated in the accounts)	**1,186**	1,398
Shareholders' funds including revaluation surplus	**13,839**	14,115
Net asset value (NAV) per share (in $)		
NAV per book	**8.05**	8.09
Revaluation surplus	**0.76**	0.89
Total revalued NAV	**8.81**	8.98

* *Excluding the revaluation surplus/deficit from investment in associates.*

Capital Adequacy Ratios

The Capital Adequacy Ratios (CAR) of the Group were computed in accordance with the guidelines issued by the Basle Committee on Banking Supervision. The Group's capital management policy is to maintain a strong capital position to support the growth of the Group, both organically and through acquisitions. As at 31 December 2002, the Group maintained a strong total capital ratio of 15.3%, which is almost twice the minimum of 8% set by the Bank for International Settlements (BIS), and above the minimum of 12% required by the Monetary Authority of Singapore.

The total capital ratio fell from 18.5% to 15.3%, mainly as a result of the redemption of US$ subordinated floating rate notes during the year.

	2002 $ million	2001 $ million
Capital		
Tier 1 – Core capital		
Share capital	**1,572**	1,571
Disclosed reserves	**10,956**	10,765
Minority interests	**150**	399
Less: Goodwill	**(3,684)**	(3,777)
	8,994	8,958
Tier 2 – Supplementary capital		
Revaluation reserves on investments and properties*	**349**	671
General loan loss provision+	**920**	949
Subordinated notes	**1,294**	3,638
	2,563	5,258
Less: Deductions against Capital#	**(337)**	(161)
Total capital	**11,220**	14,055
Risk-Weighted Assets		
Total risk-weighted assets including market risk	**73,574**	75,897
Capital Adequacy Ratios		
Tier 1	**12.2%**	11.8%
Total capital	**15.3%**	18.5%

* *After discount of 55% in accordance with BIS guidelines.*

\+ *Excluding specific and earmarked provisions.*

\# *Including capital deductions for certain investments.*

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

Financial Statements

The directors present their report to the members together with the audited financial statements of the Bank and of the Group for the financial year ended 31 December 2002.

Directors

The directors holding office at the date of this report are as follows:

Mr Wee Cho Yaw
Mr Lee Hee Seng
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan
Professor Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Principal Activities

The Bank is principally engaged in the business of banking in all its aspects. The principal activities of its subsidiaries are set out in Note 46 to the financial statements. There have been no significant changes in the nature of these activities during the financial year, except for the following:

(a) On 2 January 2002, Overseas Union Bank Limited ("OUB"), a wholly-owned subsidiary was merged into the Bank under Section 14A of the Banking Act, Cap. 19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of OUB were transferred to and vested in the Bank. The banking licence of OUB was cancelled on 2 January 2002 and it has been dormant since then. At an appropriate time, the Bank will apply to the Registrar of Companies and Businesses for OUB to be dissolved by striking its name off the register under Section 344 of the Companies Act, Cap. 50.

(b) On 3 June 2002, Industrial & Commercial Bank Limited ("ICB"), a wholly-owned subsidiary was delisted from the Singapore Exchange after the Bank acquired the minority shareholders' interests of 12.55% in ICB. On 28 August 2002, ICB was merged into the Bank under Section 14A of the Banking Act, Cap. 19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of ICB were transferred to and vested in the Bank. The banking licence of ICB was cancelled on 28 August 2002 and it has been dormant since then. At an appropriate time, the Bank will apply to the Registrar of Companies and Businesses for ICB to be dissolved by striking its name off the register under Section 344 of the Companies Act, Cap. 50.

Acquisitions and Disposals of Subsidiaries

(a) **Incorporation of a Subsidiary**

During the financial year, the Bank incorporated Tye Hua Investments Pte Ltd as a wholly-owned subsidiary of the Bank. The cash consideration paid by the Bank was $2.

Acquisitions and Disposals of Subsidiaries *(continued)*

(b) **Acquisition of Subsidiaries**

During the financial year, the Group acquired the remaining 50% interest in OUB Optimix Funds Management Limited ("OUB Optimix") for a cash consideration of $2,243,091. The Group's share of the net tangible assets of OUB Optimix at the date of acquisition in respect of the 50% acquisition amounted to $957,882.

In addition, the Group also acquired the remaining 50% interest in UOB Investment Consultancy (Beijing) Limited (formerly known as UOB Centek Technology (Beijing) Investment Consulting Co., Ltd) for a cash consideration of $196,200. The Group's share of the net tangible assets of UOB Investment Consultancy (Beijing) Limited at the date of acquisition in respect of the 50% acquisition was $196,200.

(c) **Liquidation of Subsidiaries**

During the financial year, the following subsidiaries were placed into members' voluntary liquidation:

	Group's Share of Net Tangible Assets at Date of Liquidation $'000	Group's Effective Interest %
asia-reach.com Pte Ltd	*	100
Grand Orient Nominees Pte Ltd	69	100
ICB Enterprises (Private) Limited	508	100
ICB Finance Limited	10,379	100
OUB Australia Ltd	18,400	100
OUB Bullion & Futures Ltd	56,874	100
OUB Investments Pte Ltd	19,899	100
OUB-TA Asset Management Sdn Bhd	1,246	51
OUL Sdn Bhd	558	100
Overseas Union Developments Sdn Bhd	349	100
Overseas Union Garden (Private) Limited	(6)	100
Overseas Union Holdings Sdn Bhd	225	100
Overseas Union Management Services Sdn Bhd	3	100
Overseas Union Project Management Pte Ltd	*	100
Overseas Union Realty Services Pte Ltd	51	100
Securities Investments Pte Ltd	144,678	100
UOB Management Services Pte Ltd	3	100
UOB Property Management Pte Ltd	*	100
UOB Travel (General Sales Agent) Pte Ltd	319	55

* *Amount less than $1,000.*

In addition, the following subsidiaries were also placed into members' voluntary liquidation and liquidation was completed during the financial year:

	Group's Share of Net Tangible Assets at Date of Liquidation $'000	Group's Effective Interest %	Group's Share of the Liquidation Proceeds $'000
OUB Australia Nominees Pty Ltd	16	100	16
OUB (Australia) Securities Pty Ltd	201	100	201
OUB Finance (H.K.) Limited	5,743	100	5,743
Overseas Union Bank Nominees (U.K.) Limited	1	100	1
Overseas Union Facilities (H.K.) Ltd	466	100	466
Tye Hua Investments Pte Ltd	942,600	100	942,600

(d) **Disposal of a Subsidiary**

During the financial year, the Group disposed of Overseas Union Facilities Sdn Bhd ("OUFSB"), a wholly-owned subsidiary, for a consideration of $1,596. The Group's share of the net assets of OUFSB was nil.

Results for the Financial Year

	The Group $'000	The Bank $'000
Profit after tax	1,093,844	1,432,026
Minority interests	(29,644)	–
Net profit attributable to members	1,064,200	1,432,026

Material Transfers to or from Reserves and Provisions

Material movements in reserves and provisions are set out in the notes to the financial statements.

Issue of Shares and Debentures

(a) During the financial year, the Bank issued 494,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as follows:

Subscription Price Per Share, Paid in Cash $	Number of Ordinary Shares of $1 Each in the Bank
8.25	109,000
3.14	39,000
14.70	28,000
12.90	318,000
	494,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

Issue of Shares and Debentures *(continued)*

(b) Details of issues of shares by subsidiaries during the financial year are set out below.

The following subsidiaries issued shares at par which were fully paid up in cash to provide additional working capital:

	Number of Shares Issued	Type of Shares	Issue Price Paid in Cash	Par Value Per Share
Tye Hua Investments Pte Ltd	942,599,998	Ordinary	$942,599,998	$1
UOB Capital Management Pte Ltd	26,600,000	Ordinary	$26,600,000	$1
UOB Holdings (USA) Inc.	960,000	Preference	US$960,000 (equivalent to $1,666,464)	US$1
UOB Global Capital LLC	960,000	Preference	US$960,000 (equivalent to $1,666,464)	US$1
Industrial & Commercial Property (S) Pte Ltd	30,000,000	Ordinary	$30,000,000	$1
UOB Investment Advisor (Taiwan) Ltd	1,300,000	Ordinary	TWD13,000,000 (equivalent to $648,889)	TWD10
UOB Radanasin Bank Public Company Limited	149,999,642	Ordinary	THB1,499,996,420 (equivalent to $60,364,956)	THB10

In addition, UOB Venture Management (Shanghai) Co., Ltd increased its registered share capital by RMB128,696,165 (equivalent to $26,989,915).

(c) In addition, during the financial year, Overseas Union Trust Limited ("OUT") issued the following ordinary shares of $1 each to option holders who exercised their rights in connection with the OUT Share Option Scheme:

Subscription Price Per Share, Paid in Cash $	Number of Ordinary Shares of $1 Each in OUT
2.52	112,000
3.89	29,000
	141,000

On 19 December 2002, pursuant to a scheme of arrangement under Section 210 of the Companies Act, Cap. 50, OUT effected the following in respect of its ordinary shares:

(i) 32,703,226 shares held by all shareholders (referred to as "Scheme Shareholders" representing the minority interests of 47.11%) other than the Bank were cancelled by way of a capital reduction in exchange for a cash consideration of $4.60 per share or a total consideration of $150,434,840 paid by the Bank to the Scheme Shareholders; and

(ii) 32,703,226 new shares equal in number to such cancelled shares held by the Scheme Shareholders were issued and allotted by OUT, credited as fully paid up, to the Bank and its nominees.

As a result, the Bank held 100% of the issued share capital of OUT. OUT was delisted from the Singapore Exchange on 20 December 2002.

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(d) There was no other issue of shares or debentures by the Bank or any other corporation in the Group during the financial year.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as set out in this report.

Directors' Interests in Shares, Share Options and Debentures

(a) The interests of the directors holding office at the end of the financial year in the share capital of the Bank and related corporations according to the register of directors' shareholdings were as follows:

	Number of Ordinary Shares of $1 Each			
	Shareholdings Registered in the Name of Directors		Shareholdings in which Directors are Deemed to have an Interest	
	At 31.12.2002	At 1.1.2002	**At 31.12.2002**	At 1.1.2002
The Bank				
Mr Wee Cho Yaw	**16,390,248**	16,390,248	**209,258,142**	146,375,326
Mr Lee Hee Seng	**562,341**	562,341	**223,303**	223,303
Mr Wee Ee Cheong	**2,794,899**	2,794,899	**143,985,251**	143,985,251
Mr Ngiam Tong Dow	**–**	–	**4,600**	4,600
Mr Ernest Wong Yuen Weng	**50,000**	70,000	**–**	–
Dr Cham Tao Soon	**–**	–	**4,520**	4,520
Mr Tan Kok Quan	**–**	–	**95,038**	95,038
Mrs Margaret Lien Wen Hsien	**99,783**	99,783	**81,538,287**	81,538,287
Mr Ng Boon Yew	**–**	–	**5,280**	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	**25,400**	25,400	**–**	–
Overseas Union Securities Limited				
Mr Lee Hee Seng	**796,875**	796,875	**–**	–
Mrs Margaret Lien Wen Hsien	**–**	–	**15,625**	15,625
Industrial & Commercial Bank Limited				
Mr Wee Ee Cheong	**–**	–	**–**	356,000
Overseas Union Trust Limited				
Mr Lee Hee Seng	**–**	74,000	**–**	–
Mrs Margaret Lien Wen Hsien	**–**	56,600	**–**	133,900

(b) According to the register of directors' shareholdings, no director holding office at 31 December 2002 had any interest in the share options in, or debentures of the Bank and related corporations.

(c) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2003 (being the 21st day after the end of the financial year).

Dividends

Dividends paid, declared and recommended since the end of the Bank's previous financial year were as follows:

	$'000
A final dividend of 25 cents per share net of tax at 22% was paid on 31 May 2002 in respect of the financial year ended 31 December 2001:	
– as proposed in the directors' report for that financial year	306,366
– in respect of new shares issued upon the exercise of share options before book closure date	88
	306,454
An interim dividend of 15 cents per share net of tax at 22% was paid on 4 September 2002 in respect of the financial year ended 31 December 2002	183,874
An interim dividend of 18.76 cents per share net of tax at 22% was paid in specie on 20 December 2002 in respect of the financial year ended 31 December 2002 [Details of the distribution are set out in Note 19(c) to the financial statements]	230,020
A proposed final dividend of 25 cents per share recommended by the directors, net of tax at 22%, in respect of the financial year ended 31 December 2002	306,463

Bad and Doubtful Debts

Before the financial statements of the Bank were made out, the directors took reasonable steps to ascertain that proper action has been taken in relation to the writing off of bad debts and providing for doubtful debts of the Bank and have satisfied themselves that all known bad debts of the Bank have been written off and that where necessary adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off for bad debts or provided for doubtful debts in the consolidated financial statements of the Group inadequate to any substantial extent.

Current Assets

Before the financial statements of the Bank were made out, the directors took reasonable steps to ascertain that any current assets of the Bank which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in values of such current assets.

At the date of this report, the directors are not aware of any circumstances, not otherwise dealt with in this report, which would render the values attributed to current assets in the consolidated financial statements of the Group misleading.

Charges on Assets and Contingent Liabilities

At the date of this report, no charges have arisen since the end of the financial year on the assets of the Bank or any other corporation in the Group which secure the liability of any other person, nor has any contingent liability arisen since the end of the financial year in the Bank or any other corporation in the Group other than those normally undertaken in the course of the activities of the Bank and the Group.

Ability to Meet Obligations

No contingent or other liability of the Bank or any corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Bank and of the Group to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Bank and the consolidated financial statements of the Group misleading.

Unusual Items

In the opinion of the directors, the results of the operations of the Bank and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the effects of the merger of OUB and ICB into the Bank as shown in the notes to the financial statements.

Unusual Items after the Year-End Date

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Bank and of the Group for the financial year in which this report is made.

Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Directors' Fees and Other Remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2002 are as follows:

	Directors' Fees %	Base or Fixed Salary %	Variable/ Performance Bonus %	Benefits-In-Kind and Others %	Total %
$6,500,000 to $6,749,999	3.2	10.7	85.8	0.3	100.0
Mr Wee Cho Yaw					
$2,000,000 to $2,249,999	7.6	30.5	59.5	2.4	100.0
Mr Wee Ee Cheong					
$1,750,000 to $1,999,999	4.1	39.5	55.8	0.6	100.0
Mr Lee Hee Seng					
$1,250,000 to $1,499,999	4.2	45.7	46.5	3.6	100.0
Mr Koh Beng Seng					
Below $250,000	100.0	–	–	–	100.0
Mr Ho Sim Guan (retired on 9 May 2002)					
Mr Ngiam Tong Dow					
Mr Ernest Wong Yuen Weng					
Mr Wong Meng Meng					
Mr John C Dean Jr (resigned on 17 June 2002)					
Mr Sim Wong Hoo					
Mr Philip Yeo Liat Kok					
Dr Cham Tao Soon					
Mr Tan Kok Quan					
Professor Lim Pin					
Mrs Margaret Lien Wen Hsien					
Mr Ng Boon Yew					

(b) The above directors did not receive any share options during the financial year.

Share Options of the Bank

(a) From 1990 to 1998, share options were granted by the Bank pursuant to the UOB Executives' Share Option Scheme in respect of unissued ordinary shares of $1 each to officers of the Bank and its subsidiaries who are in the corporate grade of Vice President rank and above and are not substantial shareholders of the Bank. Particulars of the share options granted under this scheme in 1998 (hereinafter called "Options 1998") have been set out in the directors' report for the year ended 31 December 1998.

(b) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme to replace the UOB Executives' Share Option Scheme. Under the UOB 1999 Share Option Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under this scheme in 1999 and 2000 (hereinafter called "Options 1999" and "Options 2000" respectively) have been set out in the directors' reports for the financial years ended 31 December 1999 and 2000 respectively.

(c) During the financial year, no options were granted pursuant to the UOB 1999 Share Option Scheme.

(d) Statutory and other information regarding the options is as follows:

(i)

Options	Option Period	Offer Price $
UOB Executives' Share Option Scheme		
1998	14 September 1999 to 13 June 2003	3.14
UOB 1999 Share Option Scheme		
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the participant or the take-over or winding up of the Bank. Further details of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme ("the Schemes") are set out in the circulars to shareholders dated 18 January 1990 and 10 September 1999 respectively.

Share Options of the Bank *(continued)*

(d) (iii) Since the commencement of the Schemes, no participant received 5% or more of the total options available under the Schemes and no options were granted to controlling shareholders (or their associates). Since the commencement of the Schemes, no options were granted to directors of the Bank except for Mr Ernest Wong Yuen Weng, who received options since the commencement of the Schemes up to 31 December 1999 as follows:

Options Granted during the Financial Year	Aggregate Number of Shares under Option since the Commencement of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme up to 31 December 2002			Number of Shares under Option Outstanding as at	
	Granted	Exercised	Lapsed	31.12.2002	1.1.2002
Nil	741,000	588,000	153,000	–	–

Mr Ernest Wong Yuen Weng did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(e) Save as disclosed in this report, no shares of the Bank were issued during the year to which this report relates by virtue of the exercise of options granted pursuant to the Schemes, whether granted before or during the financial year.

(f) Unissued ordinary shares of $1 each under option at 31 December 2002 comprise the following:

Year in which Options were Granted Under the Schemes	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Shares
1998	3.14	14 June 2003	10,000
1999	14.70	27 December 2004	1,211,000
2000	12.90	11 December 2005	1,179,000
			2,400,000

Share Options of the Bank's Subsidiary, Overseas Union Trust Limited ("OUT")

(a) The OUT Share Option Scheme (the scheme as amended or modified from time to time hereinafter called the "OUT Scheme") was approved by the members of OUT at an Extraordinary General Meeting held on 11 May 1995.

(b) Options under the OUT Scheme were granted to officers of OUT in the corporate grade of Assistant Manager (or an equivalent rank) and above, and an executive director of OUT. Particulars of the share options granted under this scheme have been set out in the directors' report for the year ended 31 December 2001.

(c) On 1 April 2000, replacement options (hereinafter called the "Replacement Options") were granted pursuant to the OUT Scheme (as amended) to holders of outstanding options granted under the OUT Scheme and who, on that date, satisfied the eligibility criteria specified in Regulation 6 of the Regulations of the OUT Scheme. Particulars of the Replacement Options granted under this scheme have been set out in the directors' report for the year ended 31 December 2001.

(d) No options have been granted under the OUT Scheme during the period from 20 September 2001, the date when OUT became a subsidiary of the Bank, to 31 December 2002.

(e) Save as disclosed in this report, no shares of OUT were issued during the year to which this report relates by virtue of the exercise of options granted pursuant to the OUT Scheme.

(f) Statutory and other information regarding the unissued shares of OUT under options which were granted pursuant to the OUT Scheme as at 31 December 2002 is as follows:

Year in which Options were Granted Under the OUT Scheme	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Ordinary Shares of $1 Each in OUT
1995 Replacement Options	2.49	1 October 2005	63,041
1996 Replacement Options	2.61	2 October 2006	71,000
1997 Replacement Options	2.14	30 September 2007	57,000
1998 Replacement Options	1.00	4 October 2008	75,000
1999 Options	2.27	30 September 2009	87,000
2000 Options	2.52	21 September 2010	202,000
2001 Options	3.89	5 August 2011	403,000
			958,041

The holders of the options, including Replacement Options, of OUT have no right to participate, by virtue of the options, in any share issue of any other company.

(g) Pursuant to the proposal made in connection with the privatisation of OUT dated 21 October 2002 to, and accepted by, each of the holders of the options granted under the OUT Scheme ("the Optionholders"), each of the Optionholders has agreed not to exercise all or any of his rights as holders of such options. Pursuant to Regulation 14.2 of the Scheme, all the options granted under the OUT Scheme lapsed and became null and void on 27 January 2003.

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Ernest Wong Yuen Weng (Chairman)
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan

In its report to the Board of Directors, the Audit Committee reports that it has reviewed with the Bank's internal auditors their audit plan and the scope and results of the Bank's internal audit procedures. The Audit Committee has also reviewed with the Bank's auditors, PricewaterhouseCoopers, their audit plan, their evaluation of the system of internal accounting controls, their auditors' long-form report and the response of management thereto as well as their audit report on the financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2002. The financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2002 have been reviewed by the Committee prior to their submission to the Board of Directors.

The Audit Committee has reviewed the Bank's position with regard to interested person transactions and the assistance given by the Bank's officers to PricewaterhouseCoopers.

The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

At the date of this report, the Audit Committee is reviewing the nomination of a firm of certified public accountants for appointment as auditors of the Bank by shareholders at the forthcoming Annual General Meeting.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

28 February 2003

Statement by Directors

for the financial year ended 31 December 2002

In the opinion of the directors, the financial statements set out on pages 91 to 168 are drawn up so as to give a true and fair view of the state of affairs of the Bank and of the Group at 31 December 2002, the results of the business and changes in equity of the Bank and of the Group and the cash flows of the Group for the financial year then ended, and at the date of this statement, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

On behalf of the directors

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

28 February 2003

Auditors' Report to the Members of United Overseas Bank Limited

for the financial year ended 31 December 2002

We have audited the financial statements of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2002 set out on pages 91 to 168. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Bank and of the Group at 31 December 2002, and the profit and changes in equity of the Bank and of the Group, and the cash flows of the Group for the financial year ended on that date; and

  (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Bank and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of all subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 46 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 February 2003

Income Statements

for the financial year ended 31 December 2002

	Note	The Group		The Bank	
		2002	2001	**2002**	2001
		$'000	$'000	**$'000**	$'000
Interest income	3	**3,752,479**	3,413,284	**2,952,152**	2,315,784
Less: Interest expense	4	**1,583,358**	1,984,133	**1,233,023**	1,472,743
Net interest income		**2,169,121**	1,429,151	**1,719,129**	843,041
Dividend income	5	**31,881**	33,701	**256,386**	231,157
Fee and commission income	6	**500,545**	355,201	**293,684**	164,003
Rental income	7	**78,426**	75,947	**45,667**	42,036
Other operating income	8	**299,272**	330,091	**263,891**	245,296
Income before operating expenses		**3,079,245**	2,224,091	**2,578,757**	1,525,533
Less:					
Staff costs	9	**536,354**	442,657	**336,174**	215,706
Other operating expenses	10	**537,623**	431,186	**418,399**	259,072
		1,073,977	873,843	**754,573**	474,778
Operating profit before goodwill amortisation and provisions		**2,005,268**	1,350,248	**1,824,184**	1,050,755
Less: Goodwill amortisation	35	**195,554**	47,806	**191,223**	–
Less: Provisions	12	**451,482**	164,795	**511,227**	111,675
Operating profit after goodwill amortisation and provisions		**1,358,232**	1,137,647	**1,121,734**	939,080
Exceptional items	13	**(48,065)**	(11,997)	**727,559**	(11,045)
Share of profit of associates		**123,403**	71,912	**–**	–
Profit from ordinary activities before tax		**1,433,570**	1,197,562	**1,849,293**	928,035
Less: Tax	14	**339,726**	268,988	**417,267**	181,396
Profit after tax		**1,093,844**	928,574	**1,432,026**	746,639
Minority interests		**(29,644)**	(3,995)	**–**	–
Net profit for the financial year attributable to members		**1,064,200**	924,579	**1,432,026**	746,639
Earnings per share:	15				
Basic		**68 cents**	77 cents		
Diluted		**68 cents**	77 cents		

The accompanying notes form an integral part of these financial statements. *The Auditors' Report is on page 90.*

Balance Sheets

as at 31 December 2002

	Note	The Group		The Bank	
		2002 $'000	2001 $'000	2002 $'000	2001 $'000
Share Capital And Reserves					
Share capital	16	**1,571,603**	1,571,109	**1,571,603**	1,571,109
Share premium	17	**791,233**	786,192	**791,233**	786,192
Non-distributable reserves	18	**6,223,204**	6,622,841	**5,801,717**	6,076,234
Revenue reserves	19	**3,933,004**	3,199,343	**3,119,545**	2,148,951
Share of reserves of associates	20	**133,594**	537,354	**–**	–
		12,652,638	12,716,839	**11,284,098**	10,582,486
Minority Interests		**149,635**	398,560	**–**	–
Liabilities					
Current, fixed, savings accounts and other deposits of non-bank customers		**67,918,581**	74,451,684	**57,931,265**	36,484,724
Deposits and balances of banks and agents		**19,302,058**	18,093,807	**17,966,942**	11,429,360
Deposits from subsidiaries		**–**	–	**1,421,386**	1,133,793
	21	**87,220,639**	92,545,491	**77,319,593**	49,047,877
Bills and drafts payable		**163,865**	125,177	**107,986**	32,221
Provision for current tax		**445,997**	475,435	**371,025**	310,255
Other liabilities	22	**4,662,937**	3,445,900	**2,842,129**	1,380,453
Deferred tax liabilities	14	**26,900**	23,539	**6,422**	874
Debts issued	23	**2,146,810**	4,157,153	**1,294,399**	3,639,095
		94,667,148	100,772,695	**81,941,554**	54,410,775
		107,469,421	113,888,094	**93,225,652**	64,993,261
Off-Balance Sheet Items					
Contingent liabilities	38	**8,918,971**	7,788,183	**7,802,255**	3,535,260
Derivative financial instruments	39	**131,279,403**	82,208,382	**129,039,215**	70,380,618
Commitments	40	**36,526,489**	34,692,168	**30,392,941**	15,389,598

	Note	The Group		The Bank	
		2002	2001	**2002**	2001
		$'000	$'000	**$'000**	$'000
Assets					
Cash and balances with central banks		**4,213,458**	3,329,827	**2,402,190**	926,101
Singapore Government treasury bills and securities	24	**8,260,989**	8,711,833	**8,002,833**	4,272,411
Other government treasury bills and securities	25	**1,332,948**	1,817,360	**419,031**	244,261
Dealing securities	26	**620,109**	680,989	**431,811**	358,104
Placements and balances with banks and agents	27	**19,426,221**	24,745,590	**18,419,738**	19,396,877
Trade bills	28	**1,051,030**	1,204,164	**139,405**	62,280
Advances to customers	28	**57,832,977**	59,687,930	**49,816,830**	23,433,561
Placements with and advances to subsidiaries		**–**	–	**1,018,173**	2,038,867
Other assets	29	**4,012,147**	2,967,633	**3,064,785**	1,648,779
		96,749,879	103,145,326	**83,714,796**	52,381,241
Investment securities	30	**3,945,383**	3,431,062	**2,687,019**	989,656
Investments in associates	31	**1,274,245**	1,781,322	**706,868**	737,601
Investments in subsidiaries	32	**–**	–	**1,409,829**	10,260,598
Fixed assets	34	**1,794,349**	1,724,515	**1,118,922**	610,132
Deferred tax assets	14	**39,519**	29,218	**2,790**	14,033
Goodwill	35	**3,666,046**	3,776,651	**3,585,428**	–
		107,469,421	113,888,094	**93,225,652**	64,993,261

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 90.

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2002

The Group

	Note	Share Capital $'000	Share Premium $'000	2002 Non-Distributable Reserves $'000	Revenue Reserves $'000	Share of Reserves of Associates $'000	Total $'000
Balance at 1 January 2002							
As previously reported		1,571,109	786,192	6,622,841	3,136,210	537,354	12,653,706
Prior year adjustments resulting from adoption of revised SAS 12	19	–	–	–	63,133	–	63,133
As restated		1,571,109	786,192	6,622,841	3,199,343	537,354	12,716,839
Net profit for the financial year attributable to members		–	–	–	1,064,200	–	1,064,200
Differences arising from currency translation of financial statements of foreign branches and subsidiaries	18	–	–	(14,514)	–	–	(14,514)
Group's share of reserves of associates	20	–	–	–	–	(393,977)	(393,977)
Other adjustments	18,19	–	–	(2,968)	(2,129)	–	(5,097)
Total recognised gains/(losses) for the financial year		–	–	(17,482)	1,062,071	(393,977)	650,612
Net transfer to revenue reserves	18,19	–	–	(384,707)	384,707	–	–
Transfer from share of reserves of associates	18,19,20	–	–	2,552	7,231	(9,783)	–
Dividends	19	–	–	–	(720,348)	–	(720,348)
Issue of shares to option holders who exercised their rights	16,17	494	5,041	–	–	–	5,535
Balance at 31 December 2002		1,571,603	791,233	6,223,204	3,933,004	133,594	12,652,638

The Group

	Note	Share Capital $'000	Share Premium $'000	2001 Non-Distributable Reserves $'000	Revenue Reserves $'000	Share of Reserves of Associates $'000	Total $'000
Balance at 1 January 2001							
As previously reported		1,052,451	783,488	1,820,477	2,792,288	519,469	6,968,173
Prior year adjustments resulting from adoption of revised SAS 12	19	–	–	–	63,133	–	63,133
As restated		1,052,451	783,488	1,820,477	2,855,421	519,469	7,031,306
Net profit for the financial year attributable to members		–	–	–	924,579	–	924,579
Differences arising from currency translation of financial statements of foreign branches and subsidiaries	18	–	–	92,741	–	–	92,741
Group's share of reserves of associates	20	–	–	–	–	17,885	17,885
Total recognised gains/(losses) for the financial year		–	–	92,741	924,579	17,885	1,035,205
Net transfer from revenue reserves	18,19	–	–	220,148	(220,148)	–	–
Transfer from revenue reserves due to bonus shares issued by subsidiary	18,19	–	–	57,796	(57,796)	–	–
Goodwill, previously eliminated against reserves on acquisition, reinstated on disposal of subsidiary	19	–	–	–	15,231	–	15,231
Dividends	19	–	–	–	(317,944)	–	(317,944)
Issue of shares to option holders who exercised their rights	16,17	377	2,704	–	–	–	3,081
Issue of shares as part consideration for the acquisition of Overseas Union Bank Limited ("OUB")	16,18	518,281	–	4,431,679	–	–	4,949,960
Balance at 31 December 2001		1,571,109	786,192	6,622,841	3,199,343	537,354	12,716,839

Analyses of the movements in each component within 'Share Capital', 'Share Premium', 'Non-Distributable Reserves', 'Revenue Reserves' and 'Share of Reserves of Associates' are presented in Notes 16, 17, 18, 19 and 20 respectively.

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 90.

Statement of Changes in Equity

for the financial year ended 31 December 2002

The Bank

	Note	2002 Share Capital $'000	Share Premium $'000	Non-Distributable Reserves $'000	Revenue Reserves $'000	Total $'000
Balance at 1 January 2002						
As previously reported		1,571,109	786,192	6,076,234	2,106,241	10,539,776
Prior year adjustments resulting from adoption of revised SAS 12	19	–	–	–	42,710	42,710
As restated		1,571,109	786,192	6,076,234	2,148,951	10,582,486
Net profit for the financial year attributable to members		–	–	–	1,432,026	1,432,026
Differences arising from currency translation of financial statements of foreign branches	18	–	–	(15,601)	–	(15,601)
Total recognised gains/(losses) for the financial year		–	–	(15,601)	1,432,026	1,416,425
Transfer to statutory reserves	18,19	–	–	741,193	(741,193)	–
Transfer from capital reserves	18,19	–	–	(1,000,109)	1,000,109	–
Dividends	19	–	–	–	(720,348)	(720,348)
Issue of shares to option holders who exercised their rights	16,17	494	5,041	–	–	5,535
Balance at 31 December 2002		1,571,603	791,233	5,801,717	3,119,545	11,284,098

The Bank

	Note	2001 Share Capital $'000	Share Premium $'000	Non-Distributable Reserves $'000	Revenue Reserves $'000	Total $'000
Balance at 1 January 2001						
As previously reported		1,052,451	783,488	1,460,184	1,864,546	5,160,669
Prior year adjustments resulting from adoption of revised SAS 12	19	–	–	–	42,710	42,710
As restated		1,052,451	783,488	1,460,184	1,907,256	5,203,379
Net profit for the financial year attributable to members		–	–	–	746,639	746,639
Differences arising from currency translation of financial statements of foreign branches	18	–	–	(2,629)	–	(2,629)
Total recognised gains/(losses) for the financial year		–	–	(2,629)	746,639	744,010
Transfer to statutory reserves	18,19	–	–	187,000	(187,000)	–
Dividends	19	–	–	–	(317,944)	(317,944)
Issue of shares to option holders who exercised their rights	16,17	377	2,704	–	–	3,081
Issue of shares as part consideration for the acquisition of OUB	16,18	518,281	–	4,431,679	–	4,949,960
Balance at 31 December 2001		1,571,109	786,192	6,076,234	2,148,951	10,582,486

Analyses of the movements in each component within 'Share Capital', 'Share Premium', 'Non-Distributable Reserves' and 'Revenue Reserves' are presented in Notes 16, 17, 18 and 19 respectively.

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 90.

Consolidated Cash Flow Statement

for the financial year ended 31 December 2002

	2002 $'000	2001 $'000
Cash Flows From Operating Activities		
Profit before tax	1,433,570	1,197,562
Adjustments for:		
Depreciation of fixed assets	114,536	96,119
Goodwill amortisation	195,554	47,806
Share of profit of associates	(123,403)	(71,912)
Operating profit before changes in operating assets and liabilities	1,620,257	1,269,575
Changes in operating assets and liabilities:		
Deposits	(5,324,852)	(1,165,418)
Bills and drafts payable	38,688	(48,023)
Other liabilities	1,216,704	(567,466)
Dealing securities	60,880	179,039
Placements and balances with banks and agents	5,319,369	(1,136,568)
Trade bills and advances to customers	2,008,087	(824,386)
Other government treasury bills and securities not qualifying as cash and cash equivalents	406,917	310,371
Other assets	(1,043,677)	124,578
Cash generated from/(used in) operations	4,302,373	(1,858,298)
Income taxes paid	(371,089)	(322,008)
Net cash from/(used in) operating activities	3,931,284	(2,180,306)
Cash Flows From Investing Activities		
Increase in investment securities and investments in associates	(339,781)	(1,172,959)
Net dividends received from associates	52,210	39,246
Net (increase)/decrease in fixed assets	(184,031)	21,593
Acquisition of/change in minority interests of subsidiaries	(353,136)	42,649
Net cash flow on acquisition	(1,204)	6,405,853
Net cash flow from disposal of subsidiaries	2	28,933
Net cash (used in)/from investing activities	(825,940)	5,365,315
Cash Flows From Financing Activities		
Proceeds from issue of shares	5,535	3,081
Net (decrease)/increase in debts issued	(2,010,343)	4,157,153
Dividends paid by the Bank	(720,348)	(317,944)
Dividends paid by subsidiaries to minority shareholders	(10,382)	(6,811)
Net cash (used in)/from financing activities	(2,735,538)	3,835,479
Currency translation adjustment	(14,514)	92,741
Net increase in cash and cash equivalents	355,292	7,113,229
Cash and cash equivalents at beginning of the financial year	12,728,768	5,615,539
Cash and cash equivalents at end of the financial year (Note 41)	13,084,060	12,728,768

The accompanying notes form an integral part of these financial statements. The Auditors' Report is on page 90.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 General

The Bank is incorporated and domiciled in Singapore and is listed on the Singapore Exchange. The address of its registered office is as follows:

80 Raffles Place
UOB Plaza
Singapore 048624

The Bank is principally engaged in the business of banking in all its aspects, including the operation of an Asian Currency Unit under the terms and conditions specified by the Monetary Authority of Singapore. The principal activities of its subsidiaries are set out in Note 46 to the financial statements.

2 Significant Accounting Policies

(a) Basis of Accounting

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard ("SAS"). The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of certain derivative financial instruments to market value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

The financial statements of the Bank and the consolidated financial statements of the Group are expressed in Singapore dollars.

(b) Basis of Consolidation

(i) The consolidated financial statements include the financial statements of the Bank and all its subsidiaries made up to the end of the financial year. The results of subsidiaries acquired or disposed of during the financial year are included in or excluded from the consolidated income statement from the respective dates of their acquisition or disposal. Inter-company balances and transactions and resulting unrealised profits and losses are eliminated in full on consolidation.

(ii) Interpretation of Statement of Accounting Standard ("INT") 5: Consolidation – Special Purpose Entities ("SPE") requires that SPEs be consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The implementation of INT 5 has resulted in the consolidation of an SPE established in the ordinary course of the Group's business. Details of the SPE are set out in Note 36.

The accounting policy was adopted on 1 January 2002 to comply with INT 5 and has been accounted for retrospectively. The comparatives of the Group have been restated to conform to the new policy.

2 Significant Accounting Policies

(b) Basis of Consolidation *(continued)*

(ii) The adjustments made to the comparative figures are to increase the assets and liabilities and to decrease the derivative financial instruments by the amounts shown below:

	The Group Increase/(Decrease) $'000
Balance Sheet	
Assets	
Placements and balances with banks and agents	58,250
Investment securities	473,937
Other assets	16,359
	548,546
Liabilities	
Debts issued	518,058
Other liabilities	30,488
	548,546
Off-Balance Sheet Items	
Derivative financial instruments (contract or underlying principal amount)	(552,836)

The adoption of the accounting policy has no effect on the results of the Group for the financial year ended 31 December 2001.

(c) Associates

The Group treats as associates those companies in which the Group has a long-term equity interest of 20 to 50 percent and over whose financial and operating policy decisions it has significant influence except when the investment is acquired and held exclusively with a view to its subsequent disposal in the near future, in which case it is accounted for either as dealing securities or investment securities as appropriate.

Associates are accounted for under the equity method whereby the Group's share of profits less losses of associates is included in the consolidated income statement and the Group's share of post-acquisition reserves, net of dividends received, are adjusted against the cost of investments to arrive at the carrying amount in the consolidated balance sheet.

(d) Trade Bills and Advances to Customers

Trade bills and advances to customers are stated at cost less provisions for possible losses. These provisions comprise specific provisions made for any debts considered to be doubtful of collection and a general provision maintained to cover losses which, although not specifically identified, are inherent in any portfolio of loans and advances. Known bad debts are written off.

(e) **Investments**

(i) Singapore Government treasury bills and securities, other than those that are held as long-term investments, are stated at the lower of cost and market value determined on an aggregate basis. Long-term Singapore Government securities are stated at cost and provisions are made for diminution in value that is other than temporary, determined on an individual counter basis.

(ii) Other government treasury bills and securities are stated at the lower of cost and market value determined on an aggregate basis.

(iii) Dealing securities are stated at the lower of cost and market value determined on an aggregate basis.

(iv) Investment securities, other than those held by the consolidated special purpose entity ("SPE"), and investments in subsidiaries and associates are stated at cost and provisions are made for diminution in value that is other than temporary, determined on an individual counter basis.

Investment securities held by the consolidated SPE are stated at fair value. Fair value for publicly quoted investments is based on quoted market prices at the balance sheet date. Fair value for unquoted investments is based on other techniques, such as estimated cash flows.

(f) **Cash and Cash Equivalents**

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the balance sheet amounts of cash and balances with central banks and government treasury bills and securities, less non-cash equivalents included in those amounts.

(g) **Revenue Recognition**

(i) Interest income is accrued on a day-to-day basis.

(ii) Dividend income from investments other than investments in subsidiaries is taken up gross in the income statements of the accounting period in which the dividend is received.

(iii) Dividend income from subsidiaries is taken up gross in the income statements of the accounting period in which the dividend is declared.

(iv) Profits and losses on disposal of investments are taken up in the income statements.

(v) Fee and commission income and rental income are recognised on an accrual basis.

(h) **Fixed Assets and Depreciation**

Fixed assets are stated at cost, or valuation for certain land and buildings, less accumulated depreciation. Fixed assets, other than land and buildings, are depreciated on a straight-line basis over 5 or 10 years. Freehold land and leasehold land exceeding 99 years tenure are not depreciated. Other leasehold land is depreciated on a straight-line basis over the period of the lease. Buildings are depreciated on a straight-line basis over 50 years or over the period of the respective leases, whichever is shorter.

2 Significant Accounting Policies *(continued)*

(i) Tax

Deferred income tax is determined on the basis of tax effect accounting using the liability method. Deferred income tax is provided in full on significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on significant temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Prior to 1 January 2002, deferred tax was provided on significant timing differences arising from the different treatments in accounting and taxation of relevant items except where it can be demonstrated with reasonable probability that the tax deferral would continue for the foreseeable future. In accounting for timing differences, deferred tax assets were not accounted for unless there was reasonable expectation of their realisation.

The new accounting policy has been adopted to comply with the revised Statement of Accounting Standard ("SAS") 12 (2001) Income Taxes and has been applied retrospectively. The comparatives have been restated to conform to the changed policy.

The adjustments made to the comparative figures are as follows:

	The Group $'000	The Bank $'000
Increase in deferred tax assets	29,218	14,033
Decrease in deferred tax liabilities	33,915	28,677
Increase in retained profits	63,133	42,710

(j) Foreign Currencies

Foreign currency assets and liabilities are translated to Singapore dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are converted to Singapore dollars at the rates of exchange ruling on the transaction dates. All exchange differences are taken up in the income statements.

For the purpose of the consolidation of foreign subsidiaries and branches and the equity accounting for associates, the balance sheets and results are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date. All exchange adjustments arising on translation into Singapore dollars are taken directly to the foreign currency translation reserve.

(k) **Derivative Financial Instruments**

Derivative financial instruments are initially recognised in the balance sheets at amounts paid or received, as appropriate.

Those undertaken for trading purposes are subsequently remeasured to fair value and the resultant profits and losses are taken up in the income statements.

Those entered into for hedging purposes are subsequently accounted for in a manner consistent with the accounting treatment of the hedged items.

(l) **Goodwill**

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets of subsidiaries, associates or businesses acquired.

Goodwill arising on acquisition of subsidiaries occurring on or after 1 January 2001 is reported in the balance sheet as an intangible asset. Goodwill on acquisition of associates occurring on or after 1 January 2001 is included in investments in associates.

Goodwill is amortised on a straight-line basis, through the income statement, over its useful economic life up to a maximum of 20 years. Goodwill which is assessed as having no continuing economic value is written off to the income statement.

Negative goodwill represents the excess of the fair value of the identifiable net assets of subsidiaries or businesses acquired over the fair value of the consideration given. Negative goodwill is amortised on a straight-line basis, through the income statement over the remaining weighted average useful life of the identifiable depreciable/amortisable assets acquired, with the exception of the amount of negative goodwill exceeding the fair values of acquired identifiable non-monetary assets which is recognised as income immediately.

(m) **Provisions**

Provisions are recognised when the Group or the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(n) **Employee Benefits**

Equity Compensation Benefits

Employees of the Group and the Bank with the corporate grade of Vice President (or equivalent position) and above as well as selected employees below Vice President qualify for the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme, subject to certain restrictions.

Pursuant to these Schemes, options have been awarded to enable the holders to acquire shares in the Bank at the exercise price.

The Group and the Bank do not recognise share options issued under these Schemes as a charge to the income statements.

Post Employment Benefits

The Group contributes to legally required social security schemes and these schemes are considered defined contribution schemes.

These expenses are charged to the income statements as and when they arise and are included as part of staff costs.

(o) **Dividends**

Dividends on ordinary shares are recognised in equity in the period in which they are declared.

2 Significant Accounting Policies *(continued)*

(p) Repurchase and Reverse Repurchase Agreements

Repurchase agreements are treated as collateralised borrowings and the amounts borrowed are shown as liabilities, included in deposits and balances of banks and agents (Note 21). The securities sold under repurchase agreements are treated as pledged assets and remain on the balance sheets as assets, included in Singapore Government treasury bills and securities (Note 24) and other government treasury bills and securities (Note 25).

Reverse repurchase agreements are treated as collateralised lending and the amounts lent are shown as assets, included in placements and balances with banks and agents (Note 27).

The difference between the amount received and the amount paid under repurchase agreements and reverse repurchase agreements is amortised as interest expense and interest income respectively.

(q) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in the current presentation. Where applicable, the comparatives have been adjusted or extended to take into account the requirements of the revised SAS 12 and INT 5 which the Group and the Bank adopted in 2002.

3 Interest Income

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Government treasury bills and securities	**239,966**	194,894	**192,661**	104,213
Trade bills and advances to customers	**2,810,875**	2,183,795	**2,164,769**	1,296,157
Placements and balances with banks and agents	**545,722**	951,806	**481,673**	869,439
Dealing and investment securities	**155,916**	82,789	**113,049**	45,975
	3,752,479	3,413,284	**2,952,152**	2,315,784
Received/receivable from:				
Subsidiaries	**–**	–	**28,724**	45,141
Associates	**11,718**	21,129	**11,678**	20,811
Third parties	**3,740,761**	3,392,155	**2,911,750**	2,249,832
	3,752,479	3,413,284	**2,952,152**	2,315,784

4 Interest Expense

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Non-bank deposits	**1,066,224**	1,318,879	**752,219**	874,637
Deposits and balances of banks and agents	**396,122**	611,922	**372,792**	547,774
Debts issued	**121,012**	53,332	**108,012**	50,332
	1,583,358	1,984,133	**1,233,023**	1,472,743
Paid/payable to:				
Subsidiaries	**–**	–	**30,073**	64,553
Associates	**1,005**	1,605	**817**	1,245
Third parties	**1,582,353**	1,982,528	**1,202,133**	1,406,945
	1,583,358	1,984,133	**1,233,023**	1,472,743

5 Dividend Income

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Dividend income from:				
Investments in subsidiaries				
Quoted	**–**	–	**8,257**	33,593
Unquoted	**–**	–	**168,189**	151,989
Investments in associates				
Quoted	**–**	–	**37,265**	38,434
Unquoted	**–**	–	**20,628**	1,606
Other investments				
Quoted	**19,336**	28,910	**10,857**	3,458
Unquoted	**12,545**	4,791	**11,190**	2,077
	31,881	33,701	**256,386**	231,157

6 Fee and Commission Income

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Credit card	**95,948**	63,708	**74,352**	45,085
Fund management	**74,476**	52,879	**5,723**	–
Futures broking and stockbroking	**48,802**	32,839	**–**	–
Investment-related	**29,035**	13,851	**27,729**	9,696
Loan-related	**86,187**	60,937	**61,042**	33,132
Service charges	**44,193**	35,243	**36,393**	24,936
Trade-related	**100,910**	80,272	**71,801**	45,604
Others	**20,994**	15,472	**16,644**	5,550
	500,545	355,201	**293,684**	164,003

7 Rental Income

Rental income represents income from the tenanted areas of the buildings owned by the Bank and its subsidiaries.

8 Other Operating Income

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Net profit on dealing securities, government treasury bills and securities, and derivatives	**57,544**	79,956	**21,524**	52,178
Net profit on foreign exchange dealings	**82,250**	137,095	**67,009**	106,990
Net profit on disposal of investment securities and associates	**78,342**	16,098	**106,867**	8,935
Net profit on disposal of fixed assets	**11,512**	39,992	**10,145**	33,461
Net profit/(loss) on disposal and liquidation of subsidiaries	**2**	(6,546)	**1,236**	(11,712)
Other income	**69,622**	63,496	**57,110**	55,444
	299,272	330,091	**263,891**	245,296

Net profit on disposal of investment securities and associates includes mainly the profit arising from the divestment of an associate, Haw Par Corporation Limited, through distribution in specie of shares to shareholders.

9 Staff Costs

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Wages and salaries	**449,935**	370,115	**280,996**	178,355
Employer's contributions to Central Provident Fund	**52,174**	41,199	**32,455**	21,574
Other staff-related costs	**34,245**	31,343	**22,723**	15,777
	536,354	442,657	**336,174**	215,706

(b)

	The Group		The Bank	
	2002	2001	**2002**	2001
Number of employees at the balance sheet date	**10,320**	12,142	**4,974**	3,125

(c) **Equity Compensation Benefits**

Options to subscribe for ordinary shares of $1 each in the Bank are granted pursuant to the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme to employees of the UOB Group with the corporate grade of Vice President (or an equivalent position) and above as well as selected employees below Vice President, subject to certain restrictions.

Movements in the number of shares under the options held by employees of the Group are as follows:

	2002	2001
	'000	'000
Outstanding at 1 January	**3,077**	3,807
Exercised	**(494)**	(377)
Lapsed	**(183)**	(353)
Outstanding at 31 December	**2,400**	3,077

Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out below:

Year in which Options were Granted Under the Schemes	**Price Per Share Payable in Full Upon Application**	**Date of Expiration of Option**	**Number of Shares**	
			2002	2001
			'000	'000
1997	8.25	5 February 2002	**–**	115
1998	3.14	14 June 2003	**10**	50
1999	14.70	27 December 2004	**1,211**	1,384
2000	12.90	11 December 2005	**1,179**	1,528
			2,400	3,077

Details of share options exercised during the year to subscribe for ordinary shares of $1 each in the Bank are as follows:

Year in which Options were Granted Under the Schemes	**Exercise Price**	**Number of Shares Issued**		**Consideration Received in Cash**	
		2002	2001	**2002**	2001
		'000	'000	**$'000**	$'000
1996	9.17	**–**	212	**–**	1,944
1997	8.25	**109**	121	**899**	998
1998	3.14	**39**	44	**122**	139
1999	14.70	**28**	–	**412**	–
2000	12.90	**318**	–	**4,102**	–
		494	377	**5,535**	3,081

10 Other Operating Expenses

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Depreciation of fixed assets	**114,536**	96,119	**80,608**	47,053
Rental of premises and equipment	**50,059**	43,607	**55,785**	35,115
Maintenance of premises and other assets	**46,472**	34,884	**33,263**	17,235
Other expenses of premises	**32,506**	31,607	**18,755**	14,441
Fees paid/payable to PricewaterhouseCoopers Singapore:				
Audit fees				
Current year	**1,614**	2,226	**836**	668
Prior year (over)/underprovision	**(244)**	255	**(5)**	193
	1,370	2,481	**831**	861
Other fees*	**704**	773	**208**	660
Less: Amount capitalised in cost of acquisition of OUB	**–**	500	**–**	500
Amount charged to the results for the financial year	**704**	273	**208**	160
Audit fees paid/payable to other auditors including other member firms of the worldwide PricewaterhouseCoopers organisation	**900**	1,245	**312**	210
Other expenses	**291,076**	220,970	**228,637**	143,997
	537,623	431,186	**418,399**	259,072

* *Include fees in respect of audit-related work required by laws and regulations.*

11 Directors' Fees and Other Remuneration

(a) Included in total expenses are fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Directors of the Bank:				
Fees	**1,147**	887	**659**	410
Remuneration	**11,534**	10,699	**11,534**	8,789
Professional fees paid/payable to firms of which certain directors of the Bank are members	**201**	1,476	**17**	1,294
Less:				
Amount capitalised in cost of acquisition of OUB	**–**	1,237	**–**	1,237
Amount charged to the results for the financial year	**201**	239	**17**	57
	12,882	11,825	**12,210**	9,256
Directors of subsidiaries:				
Fees	**648**	634	**10**	21
Remuneration	**5,879**	8,082	**–**	–
Professional fees paid/payable to firms of which certain directors of subsidiaries are members	**88**	424	**5**	3
Less:				
Amount capitalised in fixed assets	**83**	419	**–**	–
Amount charged to the results for the financial year	**5**	5	**5**	3
	6,532	8,721	**15**	24

(b) The number of directors of the Bank whose total directors' fees and other remuneration from the Group falls into the following bands is as follows:

	2002	2001
$500,000 and above	**4**	4
$250,000 to $499,999	**–**	–
Below $250,000	**12**	12
	16	16

12 Provisions

Provisions charged/(credited) to the income statements during the financial year are as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Specific provisions for and net write-offs of trade bills and advances to customers	**421,753**	165,411	**308,408**	113,295
General provisions, comprising provisions for possible loan losses, contingencies and other banking risks	**–**	(70,173)	**16,126**	(59,763)
Provisions/(write-back of provisions) for diminution in value of:				
Investments in subsidiaries	**–**	–	**156,907**	(13,035)
Other investments, fixed assets and other assets	**20,929**	62,757	**29,786**	31,178
Provision for life funds	**8,800**	6,800	**–**	40,000
	451,482	164,795	**511,227**	111,675

13 Exceptional Items

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Gross dividend from Industrial & Commercial Bank Limited ("ICB") arising from its merger with the Bank, net of dividend paid out of pre-acquisition reserves which was credited to the Bank's cost of investment in ICB [Note 32(c)]	**–**	–	**674,895**	–
Deficit arising from the merger of ICB [Note 32(c)]	**–**	–	**(57,422)**	–
Surplus arising from the merger of OUB [Note 32(b)]	**–**	–	**145,482**	–
Restructuring costs as a result of the acquisition of OUB	**(48,065)**	(11,997)	**(35,396)**	(11,045)
	(48,065)	(11,997)	**727,559**	(11,045)

14 Tax

(a) The tax charge to the income statements comprises the following:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
On the profit of the financial year:				
Current tax	**317,872**	251,651	**279,825**	190,653
Tax on exceptional item [Note 32(c)]	**–**	–	**148,477**	–
Deferred tax	**(8,135)**	2,042	**(5,404)**	52
	309,737	253,693	**422,898**	190,705
Share of tax of associates	**25,479**	25,725	**–**	–
	335,216	279,418	**422,898**	190,705
Under/(over)provision of tax in respect of prior financial years:				
Current tax	**4,680**	(10,430)	**(5,209)**	(9,309)
Deferred tax	**(170)**	–	**(422)**	–
	339,726	268,988	**417,267**	181,396

The tax charge on the results of the Group and the Bank for the financial year differs from the theoretical amount that would arise by applying the Singapore statutory income tax rate to profit before tax due to the following:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Profit before tax	**1,433,570**	1,197,562	**1,849,293**	928,035
Tax calculated at a tax rate of 22% (2001: 24.5%)	**315,385**	293,403	**406,844**	227,369
Singapore statutory stepped income exemption	**(360)**	(338)	**(12)**	(13)
Offshore income from the Asian Currency Unit and other income taxed at concessionary rates	**(39,851)**	(34,509)	**(36,269)**	(28,107)
One-off corporate tax rebate of 5% on Singapore income tax payable for year of assessment 2002	**–**	(8,191)	**–**	(6,734)
Other tax rebates	**(1,144)**	(604)	**(662)**	(240)
Effect of different tax rates in other countries	**31,868**	23,238	**13,277**	17,192
Losses of subsidiaries and associates not offset against taxable income of other entities	**18,287**	25,866	**–**	–
Income not subject to tax	**(50,860)**	(21,959)	**(62,589)**	(20,006)
Expenses not deductible for tax purposes	**62,217**	3,761	**102,309**	1,343
Realisation of deferred tax benefit in respect of tax losses not previously recognised	**(326)**	(1,249)	**–**	(99)
Tax expense on profit of the financial year	**335,216**	279,418	**422,898**	190,705

In 2002, the Singapore Government enacted a change in the income tax rate from 24.5% to 22%.

14 Tax *(continued)*

(b) Deferred tax asset is recognised for tax losses carried forward to the extent that the realisation of the related tax benefits through future taxable profits is probable. The Group has not recognised the deferred tax asset in respect of tax losses of $135,518,000 (2001: $99,829,000) which can be carried forward to offset against future taxable income subject to meeting certain statutory requirements of the relevant tax authorities. These tax losses have no expiry date except for the amount of $110,707,000 (2001: $78,841,000) which will expire between the year 2003 and 2007 (2001: 2002 and 2006).

As at 31 December 2002, the Group has unremitted earnings of overseas branches and subsidiaries amounting to $1,371,262,000 (2001: $1,562,223,000). Deferred tax liability has not been established for withholding and other taxes that would be payable on these unremitted earnings as such amounts are permanently reinvested or remain invested offshore.

The movements in the deferred tax assets and liabilities of the Group and the Bank (prior to the offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Deferred Tax Liabilities

	2002				2001			
	Accelerated Tax Depreciation $'000	**Fair Value of Depreciable Properties Acquired in Business Combination $'000**	**Others $'000**	**Total $'000**	Accelerated Tax Depreciation $'000	Fair Value of Depreciable Properties Acquired in Business Combination $'000	Others $'000	Total $'000
The Group								
At 1 January								
As previously reported	**52,621**	**–**	**10,512**	**63,133**	44,785	–	4,283	49,068
Prior year adjustment resulting from adoption of revised SAS 12	**–**	**53,087**	**–**	**53,087**	–	–	–	–
As restated	**52,621**	**53,087**	**10,512**	**116,220**	44,785	–	4,283	49,068
Currency translation differences	**80**	**–**	**44**	**124**	210	–	35	245
Acquisition of subsidiaries	**–**	**–**	**–**	**–**	9,450	53,087	3,814	66,351
Charged/(credited) to income statement	**(1,391)**	**(3,561)**	**(1,483)**	**(6,435)**	(1,824)	–	2,380	556
At 31 December	**51,310**	**49,526**	**9,073**	**109,909**	52,621	53,087	10,512	116,220

	2002				2001		
	Accelerated Tax Depreciation $'000	**Fair Value of Depreciable Properties Acquired in Business Combination $'000**	**Others $'000**	**Total $'000**	Accelerated Tax Depreciation $'000	Others $'000	Total $'000
The Bank							
At 1 January	**32,704**	**–**	**1,027**	**33,731**	33,303	2,394	35,697
Currency translation differences	**(21)**	**–**	**44**	**23**	13	33	46
Transfer from subsidiaries upon merger	**9,813**	**53,087**	**–**	**62,900**	–	–	–
Charged/(credited) to income statement	**(2,838)**	**(3,561)**	**1,138**	**(5,261)**	(612)	(1,400)	(2,012)
At 31 December	**39,658**	**49,526**	**2,209**	**91,393**	32,704	1,027	33,731

14 Tax

(b) *(continued)*

Deferred Tax Assets

	2002			2001		
	Non-Tax Deductible General Provisions $'000	Others $'000	Total $'000	Non-Tax Deductible General Provisions $'000	Others $'000	Total $'000
The Group						
At 1 January						
As previously reported	–	5,679	5,679	–	4,106	4,106
Prior year adjustment resulting from adoption of revised SAS 12	116,220	–	116,220	63,133	–	63,133
As restated	116,220	5,679	121,899	63,133	4,106	67,239
Currency translation differences	(1,101)	(140)	(1,241)	(673)	(3)	(676)
Acquisition of subsidiaries	–	–	–	53,760	3,062	56,822
(Charged)/credited to income statement	(4,571)	6,441	1,870	–	(1,486)	(1,486)
At 31 December	110,548	11,980	122,528	116,220	5,679	121,899
The Bank						
At 1 January						
As previously reported	–	4,180	4,180	–	6,282	6,282
Prior year adjustment resulting from adoption of revised SAS 12	42,710	–	42,710	42,710	–	42,710
As restated	42,710	4,180	46,890	42,710	6,282	48,992
Currency translation differences	–	30	30	–	(38)	(38)
Transfer from subsidiaries upon merger	40,276	–	40,276	–	–	–
(Charged)/credited to income statement	(4,360)	4,925	565	–	(2,064)	(2,064)
At 31 December	78,626	9,135	87,761	42,710	4,180	46,890

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The net amounts, determined after appropriate offsetting, are shown in the balance sheets as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Deferred tax assets	**(39,519)**	(29,218)	**(2,790)**	(14,033)
Deferred tax liabilities	**26,900**	23,539	**6,422**	874
	(12,619)	(5,679)	**3,632**	(13,159)

15 Earnings Per Share

The calculation of basic and diluted earnings per share ("EPS") is determined based on the following profit attributable to members divided by the weighted average number of ordinary shares in issue:

	The Group	
	2002	2001
	$'000	$'000
Profit for the financial year attributable to members for computation of basic and diluted EPS	**1,064,200**	924,579
	Number	Number
	'000	'000
Weighted average number of ordinary shares in issue for computation of basic EPS	**1,571,519**	1,195,486
Adjustment for assumed exercise of share options	**39**	69
Weighted average number of ordinary shares for computation of diluted EPS	**1,571,558**	1,195,555

16 Share Capital

(a)

	The Group and The Bank			
	2002		2001	
	Number of Shares '000	**$'000**	Number of Shares '000	$'000
Ordinary Shares of $1 Each				
Authorised	**3,000,000**	**3,000,000**	3,000,000	3,000,000
Issued and fully paid:				
Balance at 1 January	**1,571,109**	**1,571,109**	1,052,451	1,052,451
Shares issued upon exercise of options	**494**	**494**	377	377
Shares issued as part consideration for the acquisition of OUB	–	–	518,281	518,281
Balance at 31 December	**1,571,603**	**1,571,603**	1,571,109	1,571,109

16 Share Capital *(continued)*

(b) During the financial year, the Bank issued 494,000 (2001: 377,000) ordinary shares of $1 each to option holders who exercised their rights. All newly issued shares rank *pari passu* in all respects with the previously issued shares.

(c) Details of the unissued ordinary shares of $1 each of the Bank under option at the end of the financial year are set out in Note 9(c).

17 Share Premium

	The Group and The Bank	
	2002	2001
	$'000	$'000
Balance at 1 January	**786,192**	783,488
Share premium arising from the issue of shares to option holders who exercised their rights	**5,041**	2,704
Balance at 31 December	**791,233**	786,192

The share premium account may only be utilised for specific purposes provided for by the Singapore Companies Act.

18 Non-Distributable Reserves

(a) The Group

	2002					2001				
	Statutory Reserves $'000	**Capital Reserves $'000**	**Foreign Currency Translation Reserves $'000**	**Others $'000**	**Total $'000**	Statutory Reserves $'000	Capital Reserves $'000	Foreign Currency Translation Reserves $'000	Others $'000	Total $'000
Balance at 1 January	**2,150,271**	**4,489,475**	**(80,875)**	**63,970**	**6,622,841**	1,931,204	–	(173,616)	62,889	1,820,477
Currency translation differences	–	–	**(14,514)**	–	**(14,514)**	–	–	92,741	–	92,741
Transfer from/(to) revenue reserves (Note 19)	**610,215**	**(1,000,109)**	–	**5,187**	**(384,707)**	219,067	–	–	1,081	220,148
Transfer from reserves due to bonus shares issued by subsidiary (Note 19)	–	–	–	–	–	–	57,796	–	–	57,796
Transfer from share of reserves of associates (Note 20)	–	–	–	**2,552**	**2,552**	–	–	–	–	–
Premium arising from shares issued as part consideration for the acquisition of OUB	–	–	–	–	–	–	4,431,679	–	–	4,431,679
Other adjustments	**(2,968)**	–	–	–	**(2,968)**	–	–	–	–	–
Balance at 31 December	**2,757,518**	**3,489,366**	**(95,389)**	**71,709**	**6,223,204**	2,150,271	4,489,475	(80,875)	63,970	6,622,841

18 Non-Distributable Reserves *(continued)*

(b) **The Bank**

	2002				2001			
	Statutory Reserve $'000	Capital Reserve $'000	Foreign Currency Translation Reserve $'000	Total $'000	Statutory Reserve $'000	Capital Reserve $'000	Foreign Currency Translation Reserve $'000	Total $'000
Balance at 1 January	1,654,100	4,431,679	(9,545)	6,076,234	1,467,100	–	(6,916)	1,460,184
Currency translation differences	–	–	(15,601)	(15,601)	–	–	(2,629)	(2,629)
Transfer from/(to) revenue reserves (Note 19)	741,193	(1,000,109)	–	(258,916)	187,000	–	–	187,000
Premium arising from shares issued as part consideration for the acquisition of OUB	–	–	–	–	–	4,431,679	–	4,431,679
Balance at 31 December	2,395,293	3,431,570	(25,146)	5,801,717	1,654,100	4,431,679	(9,545)	6,076,234

(c) The statutory reserves of the Group and the Bank are maintained in accordance with the provisions of applicable laws and regulations. These reserves are non-distributable unless approved by the relevant authorities.

The capital reserve of the Bank represents the premium arising from the issue of shares in connection with the acquisition of OUB which was not transferred to the share premium account due to the relief provided for under Section 69B of the Singapore Companies Act. The balance at 31 December 2002 is net of the amount transferred to revenue reserves, following the receipt of dividends paid out of OUB Group's pre-acquisition profits.

The capital reserves of the Group comprise the capital reserve of the Bank and $57,796,000 relating to bonus shares which were issued by a subsidiary as fully paid shares through capitalisation of the subsidiary's revenue reserves.

The foreign currency translation reserves of the Group and the Bank relate to currency translation differences arising from the use of year-end exchange rates versus historical rates in translating the net assets of overseas branches, subsidiaries and associates.

19 Revenue Reserves

(a) The Group

	2002 General Reserves $'000	2002 Retained Profits $'000	2002 Total $'000	2001 General Reserves $'000	2001 Retained Profits $'000	2001 Total $'000
Balance at 1 January						
As previously reported	1,148,706	1,987,504	3,136,210	916,528	1,875,760	2,792,288
Prior year adjustments resulting from adoption of revised SAS 12	–	63,133	63,133	–	63,133	63,133
As restated	1,148,706	2,050,637	3,199,343	916,528	1,938,893	2,855,421
Net profit for the financial year attributable to members	–	1,064,200	1,064,200	–	924,579	924,579
Transfer to general reserves	331,000	(331,000)	–	234,140	(234,140)	–
Transfer to statutory reserves (Note 18)	(519,604)	(90,611)	(610,215)	–	(219,067)	(219,067)
Transfer to other reserves (Note 18)	–	(5,187)	(5,187)	–	(1,081)	(1,081)
Transfer from capital reserves (Note 18)	–	1,000,109	1,000,109	–	–	–
Transfer from share of reserves of associates (Note 20)	–	7,231	7,231	–	–	–
Goodwill recovered on disposal of subsidiary	–	–	–	15,231	–	15,231
Transfer to capital reserves due to bonus shares issued by subsidiary (Note 18)	–	–	–	(17,193)	(40,603)	(57,796)
Other adjustments	(2,129)	–	(2,129)	–	–	–
Dividends:						
Final dividend in respect of financial year ended 31 December 2001 (2001: 31 December 2000) of 25 cents (2001: 25 cents) per share paid, net of tax at 22% (2001: 24.5%)	–	(306,454)	(306,454)	–	(198,713)	(198,713)
Interim dividend in respect of financial year ended 31 December 2002 (2001: 31 December 2001) of 15 cents (2001: 15 cents) per share paid, net of tax at 22% (2001: 24.5%)	–	(183,874)	(183,874)	–	(119,231)	(119,231)
Interim dividend in respect of financial year ended 31 December 2002 of 18.76 cents per share paid in specie, net of tax at 22% [Note 19(c)]	–	(230,020)	(230,020)	–	–	–
	–	(720,348)	(720,348)	–	(317,944)	(317,944)
Balance at 31 December	957,973	2,975,031	3,933,004	1,148,706	2,050,637	3,199,343

19 Revenue Reserves *(continued)*

(b) **The Bank**

	2002			2001		
	General Reserve $'000	**Retained Profits $'000**	**Total $'000**	General Reserve $'000	Retained Profits $'000	Total $'000
Balance at 1 January						
As previously reported	**829,321**	**1,276,920**	**2,106,241**	616,321	1,248,225	1,864,546
Prior year adjustments resulting from adoption of revised SAS 12	–	**42,710**	**42,710**	–	42,710	42,710
As restated	**829,321**	**1,319,630**	**2,148,951**	616,321	1,290,935	1,907,256
Net profit for the financial year attributable to members	–	**1,432,026**	**1,432,026**	–	746,639	746,639
Transfer to general reserve	**328,000**	**(328,000)**	–	213,000	(213,000)	–
Transfer to statutory reserve (Note 18)	**(669,193)**	**(72,000)**	**(741,193)**	–	(187,000)	(187,000)
Transfer from capital reserve (Note 18)	–	**1,000,109**	**1,000,109**	–	–	–
Dividends:						
Final dividend in respect of financial year ended 31 December 2001 (2001: 31 December 2000) of 25 cents (2001: 25 cents) per share paid, net of tax at 22% (2001: 24.5%)	–	**(306,454)**	**(306,454)**	–	(198,713)	(198,713)
Interim dividend in respect of financial year ended 31 December 2002 (2001: 31 December 2001) of 15 cents (2001: 15 cents) per share paid, net of tax at 22% (2001: 24.5%)	–	**(183,874)**	**(183,874)**	–	(119,231)	(119,231)
Interim dividend in respect of financial year ended 31 December 2002 of 18.76 cents per share paid in specie, net of tax at 22% [Note 19(c)]	–	**(230,020)**	**(230,020)**	–	–	–
	–	**(720,348)**	**(720,348)**	–	(317,944)	(317,944)
Balance at 31 December	**488,128**	**2,631,417**	**3,119,545**	829,321	1,319,630	2,148,951

(c) The interim dividend paid in specie was effected as follows:

(i) For every 1,000 shares held by shareholders, each shareholder received 40.88 ordinary shares of $1 each in the share capital of Haw Par Corporation Limited ("Haw Par Shares"), fractions of a Haw Par Share disregarded, except that the Haw Par Shares which would otherwise be distributed to Haw Par Corporation Limited pursuant to the distribution (in its capacity as shareholder of the Bank) and the Haw Par Shares which would otherwise be distributed to Overseas Shareholders pursuant to the distribution were dealt with in the manner described in the circular to shareholders of the Bank dated 11 November 2002; and

(ii) The resultant fractional Haw Par Shares were aggregated and would be sold for the benefit of the Bank.

The dividend was accounted for at the market value of the Haw Par Shares distributed on the books closure date.

(d) In each financial year, the Group and the Bank transfer a certain amount of retained profits to general reserves. These general reserves have not been earmarked for any particular purpose.

(e) The revenue reserves of the Group and the Bank are distributable except for the amount of $294,438,000 (2001: $248,724,000) being the Group's share of revenue reserves of associates which is distributable only upon realisation by way of dividend or disposal of investments in the associates.

20 Share of Reserves of Associates

	The Group	
	2002	2001
	$'000	$'000
Balance at 1 January	**537,354**	519,469
Movements in other reserves of associates	**(374,356)**	17,885
Realisation of reserves in income statements on divestment of an associate	**(19,621)**	–
Transfers on divestment of an associate:		
To retained profits	**(7,231)**	–
To other non-distributable reserves	**(2,552)**	–
Balance at 31 December	**133,594**	537,354

The balance comprises the Group's share of associates' post-acquisition revenue reserves at 1 January 1998, and other reserves, adjusted for goodwill arising from acquisition of associates prior to 1 January 2001. These reserves are non-distributable reserves until they are realised by way of dividend from or divestment of the associates. In the year of realisation, revaluation reserves previously brought into the Group without going through the consolidated income statement are recognised in the consolidated income statement. In all other cases, they are transferred to other distributable or non-distributable reserves as appropriate.

The Group's share of associates' results after 1 January 1998 is included in revenue reserves of the Group.

21 Deposits of and Amounts Owing to Non-Bank Customers, Banks and Agents, and Subsidiaries

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Analysed by remaining maturity:				
Within 1 year	**86,323,497**	92,008,197	**76,563,434**	48,845,945
Over 1 year but within 3 years	**742,978**	375,723	**602,494**	60,454
Over 3 years but within 5 years	**80,368**	20,378	**79,869**	285
Over 5 years	**73,796**	141,193	**73,796**	141,193
	87,220,639	92,545,491	**77,319,593**	49,047,877

(b) Included in deposits of non-bank customers are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Fixed rate deposits	**47,286,535**	54,418,511	**39,292,729**	25,667,261
Savings and others	**20,632,046**	20,033,173	**18,638,536**	10,817,463
	67,918,581	74,451,684	**57,931,265**	36,484,724

(c) Included in deposits and balances of banks and agents are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Obligations on securities sold under repurchase agreements ("REPOs")	**302,306**	818,790	**294,257**	623,801

The related securities sold under REPOs are shown in Notes 24 and 25 to the financial statements.

22 Other Liabilities

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Accrued interest payable	**310,120**	469,809	**249,884**	237,221
Trading derivative financial instruments at fair value (Note 39)	**1,773,594**	798,749	**1,747,998**	759,483
Other liabilities	**2,579,223**	2,177,342	**844,247**	383,749
	4,662,937	3,445,900	**2,842,129**	1,380,453

23 Debts Issued

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
(a) Subordinated Notes				
S$ 4.95% Subordinated Notes due 2016 callable with step-up in 2011 ("S$ Notes")	**1,300,000**	1,300,000	**1,300,000**	1,300,000
US$ Subordinated Floating Rate Notes due 2011 callable in 2002 ("US$ Notes")	**–**	2,347,068	**–**	2,347,068
	1,300,000	3,647,068	**1,300,000**	3,647,068
Unamortised expenses incurred in connection with the issue of the Subordinated Notes	**(5,601)**	(7,973)	**(5,601)**	(7,973)
	1,294,399	3,639,095	**1,294,399**	3,639,095
(b) Asset Backed Commercial Paper ("ABCP")				
S$ ABCP	**641,500**	500,500	**–**	–
US$ ABCP	**210,911**	17,558	**–**	–
	852,411	518,058	**–**	–
	2,146,810	4,157,153	**1,294,399**	3,639,095

(a) The S$ Notes were issued at par on 30 September 2001 and mature on 30 September 2016. The S$ Notes may be redeemed at par at the option of the Bank, in whole but not in part, on 30 September 2011 or at any interest payment date in the event of certain changes to the tax laws of Singapore, subject to the prior approval of the Monetary Authority of Singapore and certain other conditions. Interest is payable semi-annually at 4.95% per annum up to and including 29 September 2011. From and including 30 September 2011, interest is payable semi-annually at a fixed rate equal to the five-year Singapore Dollar Interest Rate Swap (Offer Rate) as at 30 September 2011 plus 2.25% per annum.

The Bank has entered into interest rate swaps to manage the interest rate risk arising from the S$ Notes.

The US$ Notes were issued at par on 19 September 2001 and were fully redeemed on 26 March 2002 and 19 September 2002. Interest was payable quarterly at the three-month US$ LIBOR plus 2.28% per annum.

The S$ Notes and US$ Notes are unsecured.

(b) The ABCP were issued in relation to a $1 billion ABCP programme carried out by Archer 1 Limited, a special purpose entity ("SPE") (Note 36). The ABCP have maturity of less than one year, and are secured by a first floating charge in favour of the trustees, Bermuda Trust (Singapore) Limited, on all assets of the SPE. These assets have been included in the assets of the Group as shown in Note 36.

Interest rates of the S$ ABCP and US$ ABCP range from 1.5% to 1.9% (2001: 1.6% to 2.7%) per annum and 2.1% to 2.45% (2001: 2.5% to 2.69%) per annum respectively.

23 Debts Issued

(b) *(continued)*

The holders of the ABCP are entitled to receive payment comprising both the principal and interest as contracted in the ABCP but only to the extent that there are available resources in the SPE to meet those payments. The holders of the ABCP have no recourse to the Group.

The SPE intends to issue new ABCP upon the maturity of outstanding ABCP for as long as the SPE intends to carry on its principal activity of investment holding.

24 Singapore Government Treasury Bills and Securities

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Held as long-term investments, at cost	**568,803**	552,957	**568,803**	552,957
Others, at cost	**7,692,630**	8,189,938	**7,434,030**	3,741,930
Provision for diminution in value (Note 33)	**(444)**	(31,062)	**-**	(22,476)
	7,692,186	8,158,876	**7,434,030**	3,719,454
	8,260,989	8,711,833	**8,002,833**	4,272,411
Market value at 31 December:				
Held as long-term investments	**612,583**	533,450	**612,583**	533,450
Others	**7,711,418**	8,158,876	**7,449,518**	3,719,454
	8,324,001	8,692,326	**8,062,101**	4,252,904

(b) Included in Singapore Government treasury bills and securities are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**294,257**	810,410	**294,257**	623,801

25 Other Government Treasury Bills and Securities

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
At cost	**1,332,952**	1,817,870	**419,035**	244,264
Provision for diminution in value (Note 33)	**(4)**	(510)	**(4)**	(3)
	1,332,948	1,817,360	**419,031**	244,261
Market value at 31 December	**1,346,718**	1,823,652	**431,117**	246,078

(b) Included in other government treasury bills and securities are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Securities sold under repurchase agreements	**8,049**	8,380	**–**	–

(c) Included in the Group's other government treasury bills and securities is an amount of $723,335,000 (2001: $1,130,252,000) relating to promissory notes which are guaranteed by a foreign government authority. The Group is not entitled to sell, transfer, pledge, or create any lien or encumbrance over any of these promissory notes without the prior consent of that authority.

26 Dealing Securities

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
At cost:				
Quoted equity shares	**94,581**	182,407	**68,414**	78,611
Quoted debt securities	**75,383**	356,177	**52,878**	121,572
Unquoted marketable unit trusts	**19,526**	18,802	**–**	–
Unquoted equity shares	**2,031**	2,115	**2,031**	2,115
Unquoted debt securities	**458,249**	181,099	**331,116**	162,681
	649,770	740,600	**454,439**	364,979
Provision for diminution in value (Note 33)	**(29,661)**	(59,611)	**(22,628)**	(6,875)
	620,109	680,989	**431,811**	358,104
Market value at 31 December:				
Quoted equity shares	**78,438**	133,795	**55,122**	70,168
Quoted debt securities	**79,396**	352,055	**56,049**	124,417
Unquoted marketable unit trusts	**14,585**	15,771	**–**	–
	172,419	501,621	**111,171**	194,585

27 Placements and Balances with Banks and Agents

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Analysed by maturity period:				
Within 1 year	**19,197,092**	24,588,361	**18,190,609**	19,316,523
Over 1 year but within 3 years	**226,213**	109,621	**226,213**	77,170
Over 3 years but within 5 years	**–**	47,608	**–**	3,184
Over 5 years	**2,916**	–	**2,916**	–
	19,426,221	24,745,590	**18,419,738**	19,396,877

27 Placements and Balances with Banks and Agents *(continued)*

(b) Included in placements and balances with banks and agents are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Negotiable certificates of deposit, floating rate certificates of deposit and other similar instruments	**1,956,618**	1,456,200	**1,516,029**	810,315
Government securities bought under reverse repurchase agreements	**383,393**	189,232	**383,393**	189,232
	2,340,011	1,645,432	**1,899,422**	999,547

28 Trade Bills and Advances to Customers

(a)

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Gross trade bills	**1,061,210**	1,204,164	**139,405**	62,280
Specific provisions	**(10,180)**	–	–	–
	1,051,030	1,204,164	**139,405**	62,280
Gross advances to customers	**61,277,545**	63,006,762	**52,521,429**	24,382,913
Specific provisions	**(1,726,403)**	(1,613,974)	**(1,326,679)**	(342,551)
Interest-in-suspense	**(293,152)**	(270,356)	**(146,615)**	(68,668)
General provisions	**(1,425,013)**	(1,434,502)	**(1,231,305)**	(538,133)
	57,832,977	59,687,930	**49,816,830**	23,433,561
Total gross trade bills and advances to customers	**62,338,755**	64,210,926	**52,660,834**	24,445,193

(b) Total gross trade bills and advances to customers analysed by maturity period:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Within 1 year	**29,393,922**	27,723,225	**23,986,707**	11,148,964
Over 1 year but within 3 years	**10,045,408**	10,411,987	**9,471,390**	4,161,913
Over 3 years but within 5 years	**6,626,850**	7,303,078	**6,030,506**	2,946,549
Over 5 years	**16,272,575**	18,772,636	**13,172,231**	6,187,767
	62,338,755	64,210,926	**52,660,834**	24,445,193

(c) Total gross trade bills and advances to customers analysed by industry group:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Transport, storage and communication	**2,057,485**	2,313,020	**1,878,186**	862,002
Building and construction	**9,147,960**	9,721,679	**7,918,866**	2,822,036
Manufacturing	**5,391,630**	5,337,661	**3,515,973**	1,055,662
Non-bank financial institutions	**10,809,361**	10,764,600	**10,010,178**	3,743,968
General commerce	**6,200,322**	6,296,428	**4,958,561**	2,413,559
Professionals and private individuals (excluding housing loans)	**9,335,235**	9,500,073	**7,698,203**	3,654,031
Housing loans	**13,841,234**	13,297,609	**11,846,719**	6,894,353
Others	**5,555,528**	6,979,856	**4,834,148**	2,999,582
	62,338,755	64,210,926	**52,660,834**	24,445,193

(d) At the balance sheet date, the gross amount of trade bills, advances and credit facilities granted to customers that are regarded as non-performing are as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Substandard	**3,618,373**	3,851,284	**2,669,371**	895,592
Doubtful	**406,598**	474,900	**370,081**	95,855
Loss	**1,590,410**	1,617,850	**1,116,729**	318,658
Total non-performing loans and credit facilities	**5,615,381**	5,944,034	**4,156,181**	1,310,105

Non-performing loans and credit facilities are those classified as Substandard, Doubtful and Loss in accordance with MAS Notice 612. All foreseeable losses relating to these non-performing loans and credit facilities have been provided for in the financial statements.

28 Trade Bills and Advances to Customers *(continued)*

(e) The movements in provisions are as follows:

	2002				2001			
	Specific Provisions $'000	Interest-in-Suspense $'000	General Provisions $'000	Total $'000	Specific Provisions $'000	Interest-in-Suspense $'000	General Provisions $'000	Total $'000
The Group								
Balance at 1 January	1,613,974	640,219	1,434,502	3,688,695	770,534	273,156	768,490	1,812,180
Currency translation differences	(39,807)	(13,871)	(9,489)	(63,167)	37,362	16,532	7,530	61,424
Write-off against provisions	(256,675)	(123,041)	–	(379,716)	(383,665)	(121,665)	–	(505,330)
Charge/(write-back) to income statements	426,196	–	–	426,196	149,377	–	(70,173)	79,204
Interest suspended	–	169,223	–	169,223	–	115,428	–	115,428
Transfer to provision for diminution in value of investments and other assets	(7,105)	(2,030)	–	(9,135)	(647)	–	–	(647)
Acquisition of subsidiaries	–	–	–	–	1,041,013	356,768	728,655	2,126,436
Balance at 31 December	1,736,583	670,500	1,425,013	3,832,096	1,613,974	640,219	1,434,502	3,688,695
The Bank								
Balance at 1 January	342,551	158,427	538,133	1,039,111	363,442	149,887	597,881	1,111,210
Currency translation differences	(16,704)	(7,988)	(912)	(25,604)	7,953	2,984	15	10,952
Write-off against provisions	(222,841)	(102,680)	–	(325,521)	(130,946)	(26,642)	–	(157,588)
Charge/(write-back) to income statements	312,804	–	16,126	328,930	102,102	–	(59,763)	42,339
Interest suspended	–	101,962	–	101,962	–	32,198	–	32,198
Transfer from subsidiaries upon merger	910,869	357,848	677,958	1,946,675	–	–	–	–
Balance at 31 December	1,326,679	507,569	1,231,305	3,065,553	342,551	158,427	538,133	1,039,111

General provisions comprise provisions for possible loan losses, contingencies and other banking risks.

The above interest-in-suspense includes amounts relating to interest receivable as shown in Note 29.

29 Other Assets

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Interest receivable	**846,965**	965,132	**724,265**	435,872
Interest-in-suspense (Note 28)	**(377,348)**	(369,863)	**(360,954)**	(89,759)
	469,617	595,269	**363,311**	346,113
Trading derivative financial instruments at fair value (Note 39)	**1,675,701**	843,776	**1,653,254**	796,438
Other assets	**1,943,485**	1,628,776	**1,112,890**	589,853
Provision for diminution in value of other assets (Note 33)	**(76,656)**	(100,188)	**(64,670)**	(83,625)
	3,542,530	2,372,364	**2,701,474**	1,302,666
	4,012,147	2,967,633	**3,064,785**	1,648,779

30 Investment Securities

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted securities, at cost:				
Equity shares	**816,856**	754,684	**550,487**	99,730
Debt securities	**1,207,253**	1,293,670	**1,144,993**	579,979
	2,024,109	2,048,354	**1,695,480**	679,709
Provision for diminution in value (Note 33)	**(21,814)**	(20,254)	**(9,405)**	(193)
	2,002,295	2,028,100	**1,686,075**	679,516
Quoted securities, at fair value:				
Equity shares	**9,360**	9,027	**–**	–
Debt securities	**784,218**	254,372	**–**	–
	793,578	263,399	**–**	–
Unquoted securities, at cost:				
Equity shares	**453,476**	450,358	**318,622**	74,684
Debt securities	**692,719**	512,507	**741,291**	244,754
	1,146,195	962,865	**1,059,913**	319,438
Provision for diminution in value (Note 33)	**(89,490)**	(63,840)	**(58,969)**	(9,298)
	1,056,705	899,025	**1,000,944**	310,140
Unquoted debt securities, at fair value	**92,805**	240,538	**–**	–
Total investment securities	**3,945,383**	3,431,062	**2,687,019**	989,656
Market value at 31 December:				
Quoted equity shares	**759,726**	785,969	**511,001**	79,898
Quoted debt securities	**1,974,425**	1,550,294	**1,149,559**	588,882
	2,734,151	2,336,263	**1,660,560**	668,780

30 Investment Securities *(continued)*

Included in the cost of investment securities are:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Equity interests in companies in which the Group has significant influence	**703,498**	705,066	**506,138**	–

These equity interests relate to companies in which the Group, through its acquisition of the OUB Group, presently has equity interests of 20 to 50 percent and over whose financial and operating decisions it has significant influence. These investments have not been accounted for as associates of the Group as they were acquired and held exclusively with a view to their subsequent disposal in the near future.

31 Investments in Associates

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Quoted securities, at cost:				
Equity shares	**555,065**	736,631	**518,718**	697,130
Debt securities	**2,068**	2,068	–	–
Warrants	**23,757**	23,757	**23,757**	23,757
Unquoted securities, at cost:				
Equity shares	**335,329**	287,444	**167,757**	19,674
Debt securities	**2,014**	–	–	–
	918,233	1,049,900	**710,232**	740,561
Provision for diminution in value [Note 33(b)]	–	–	**(3,364)**	(2,960)
Group's share of post-acquisition reserves of associates, net of dividends received	**356,012**	731,422	–	–
	1,274,245	1,781,322	**706,868**	737,601
Market value at 31 December:				
Quoted equity shares	**701,321**	1,095,208	**507,617**	878,338
Quoted debt securities	**2,476**	2,374	–	–
Quoted warrants	**36,017**	45,979	**36,017**	45,979
	739,814	1,143,561	**543,634**	924,317

The major associates of the Group as at the balance sheet date are set out in Note 47 to the financial statements. The carrying amount of the Group's investments in associates includes unamortised goodwill amounting to $17,581,000 (2001: Nil). Amortisation has not commenced as the associate was acquired close to 31 December 2002.

32 Investments in Subsidiaries

(a)

	The Bank	
	2002	2001
	$'000	$'000
Quoted equity shares, at cost	**18,393**	395,694
Unquoted equity shares, at cost	**1,733,754**	10,050,640
Provision for diminution in value [Note 33(b)]	**(342,318)**	(185,736)
	1,391,436	9,864,904
Total investments in subsidiaries	**1,409,829**	10,260,598
Market value of quoted equity shares at 31 December	**70,967**	745,559

The subsidiaries of the Group as at the balance sheet date are set out in Note 46 to the financial statements.

(b) On 2 January 2002, OUB, a wholly-owned subsidiary, was merged into the Bank under Section 14A of the Banking Act, Cap. 19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of OUB were transferred to and vested in the Bank.

The net assets of OUB were partly transferred to the Bank by way of a pre-merger dividend of $692,684,000, representing a gross dividend of $917,462,000 less tax at 24.5% of $224,778,000. The net dividend of $692,684,000 has been credited to the Bank's cost of investment in OUB. Arising from the merger, the unamortised goodwill of the Group in respect of OUB as at 2 January 2002 amounting to $3,776,651,000 was transferred to the Bank at net book value.

The fair values of identifiable assets, liabilities and off-balance sheet items as at 2 January 2002 transferred to the Bank were $36,058 million, $31,367 million and $27,135 million respectively.

The surplus arising from the merger of $145,482,000 represents the excess of the fair values of identifiable net assets of OUB and the unamortised goodwill of the Group in respect of OUB as at 2 January 2002 over the carrying amount of the Bank's investment in OUB. The surplus has been recognised in the Bank's income statement (Note 13) with no financial effect on the consolidated income statement.

32 Investments in Subsidiaries *(continued)*

(c) On 3 June 2002, ICB, a wholly-owned subsidiary, was delisted from the Singapore Exchange after the Bank acquired the minority shareholders' interests of 12.55% in ICB.

On 28 August 2002, ICB was merged into the Bank under Section 14A of the Banking Act, Cap.19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of ICB were transferred to and vested in the Bank.

The net assets of ICB were partly transferred to the Bank by way of a pre-merger dividend which was dealt with as follows:

	$'000
Gross pre-merger dividend of $881,855,000 net of tax at 22% amounting to $194,008,000	687,847
Less: Dividend of $206,960,000 net of tax at 22% amounting to $45,531,000, paid out of ICB's pre-acquisition profits, credited to the Bank's cost of investment in ICB	161,429
Gross dividend of $674,895,000 net of tax at 22% amounting to $148,477,000, paid out of ICB's post-acquisition profits, credited to income statement (Notes 13 and 14)	526,418

The deficit arising from the merger of ICB of $57,422,000 represents the shortfall of the carrying amount of the net assets of ICB as at 28 August 2002 below the carrying amount of the Bank's investment in ICB. The deficit has been charged to the Bank's income statement (Note 13) with no financial effect on the consolidated income statement.

The assets, liabilities and off-balance sheet items of ICB as at 28 August 2002 transferred to the Bank were $3,329 million, $3,050 million and $1,651 million respectively.

(d) During the financial year, the Group increased its interest in a subsidiary, United Overseas Bank Philippines, from 60% to 100%. Approval has been given by the authorities in the Philippines for the acquisition subject to the fulfilment of certain conditions.

(e) During the financial year, the Group acquired the following subsidiaries:

	Interest Acquired %	Consideration Paid $'000
OUB Optimix Funds Management Limited	50	2,243
UOB Investment Consultancy (Beijing) Limited *[formerly known as UOB Centek Technology (Beijing) Investment Consulting Co., Ltd]*	50	196

The acquisitions had no material effect on the Group's balance sheet and results for the current financial year.

(f) During the financial year, certain subsidiaries of the Group were disposed of, liquidated or placed into members' voluntary liquidation.

The disposal and liquidations had no material effect on the Group's and the Bank's balance sheets and results for the current financial year.

33 Movements in the Provisions for Diminution in Value of Investments and Other Assets

(a) The Group

	Singapore Government Treasury Bills and Securities $'000	Other Government Treasury Bills and Securities $'000	Dealing Securities $'000	Other Assets $'000	Investment Securities $'000	Fixed Assets $'000	Total $'000
2002							
At 1 January	**31,062**	**510**	**59,611**	**100,188**	**84,094**	**37,325**	**312,790**
Currency translation differences	**–**	**(10)**	**(182)**	**(478)**	**(2,502)**	**(3)**	**(3,175)**
Write-off against provisions	**–**	**(139)**	**(47,690)**	**(325)**	**(18,945)**	**–**	**(67,099)**
(Write-back)/charge to income statement	**(30,618)**	**(357)**	**17,922**	**(22,729)**	**39,522**	**17,189**	**20,929**
Transfer from specific provisions and interest-in-suspense for trade bills and advances to customers	**–**	**–**	**–**	**–**	**9,135**	**–**	**9,135**
At 31 December	**444**	**4**	**29,661**	**76,656**	**111,304**	**54,511**	**272,580**
2001							
At 1 January	3	879	20,089	57,946	15,655	36,236	130,808
Currency translation differences	–	(6)	596	2,329	746	1,528	5,193
Write-off against provisions	–	–	(4,895)	(154)	(794)	–	(5,843)
Charge/(write-back) to income statement	30,595	(660)	(9,990)	34,820	5,941	2,051	62,757
Transfer from specific provisions for trade bills and advances to customers	–	–	–	–	647	–	647
Acquisition of OUB	19	297	52,780	7,954	62,981	–	124,031
Disposal of subsidiaries	–	–	(51)	(2,707)	–	(2,490)	(5,248)
Transfer from life funds	445	–	–	–	–	–	445
Reclassification	–	–	1,082	–	(1,082)	–	–
At 31 December	31,062	510	59,611	100,188	84,094	37,325	312,790

33 Movements in the Provisions for Diminution in Value of Investments and Other Assets *(continued)*

(b) The Bank

	Singapore Government Treasury Bills and Securities $'000	Other Government Treasury Bills and Securities $'000	Dealing Securities $'000	Other Assets $'000	Investment Securities $'000	Investments in Associates $'000	Investments in Subsidiaries $'000	Fixed Assets $'000	Total $'000
2002									
At 1 January	22,476	3	6,875	83,625	9,491	2,960	185,736	2,417	313,583
Currency translation differences	–	–	(138)	(310)	(1,115)	–	(325)	(72)	(1,960)
Charge/(write-back) to income statement	(22,476)	1	15,891	(19,645)	43,561	(170)	156,907	12,624	186,693
Transfer from subsidiaries upon merger	–	–	–	1,000	16,437	574	–	1,928	19,939
At 31 December	–	4	22,628	64,670	68,374	3,364	342,318	16,897	518,255
2001									
At 1 January	–	565	18,600	49,488	4,291	20,084	207,848	2,557	303,433
Currency translation differences	–	(8)	693	103	292	(22)	1,668	50	2,776
Write-off against provisions	–	–	–	(24)	–	–	(10,745)	–	(10,769)
Charge/(write-back) to income statement	22,476	(554)	(12,418)	34,058	4,908	(17,102)	(13,035)	(190)	18,143
At 31 December	22,476	3	6,875	83,625	9,491	2,960	185,736	2,417	313,583

34 Fixed Assets

(a) The Group

	2002			2001		
	Land and Buildings $'000	**Office Equipment, Computers, Fixtures and Other Assets $'000**	**Total $'000**	Land and Buildings $'000	Office Equipment, Computers, Fixtures and Other Assets $'000	Total $'000
Balances at 1 January						
Cost/valuation	**1,656,256**	**960,289**	**2,616,545**	1,259,109	599,190	1,858,299
Accumulated depreciation	**(161,082)**	**(693,623)**	**(854,705)**	(169,738)	(401,316)	(571,054)
Provision for diminution in value	**(37,325)**	**–**	**(37,325)**	(36,236)	–	(36,236)
Net book value	**1,457,849**	**266,666**	**1,724,515**	1,053,135	197,874	1,251,009
Movements during the financial year:						
Currency translation differences	**(7,889)**	**(4,033)**	**(11,922)**	5,847	3,139	8,986
Additions	**177,351**	**96,679**	**274,030**	5,352	106,863	112,215
Acquisition of subsidiaries	**–**	**–**	**–**	512,149	79,069	591,218
Disposal of subsidiaries	**–**	**–**	**–**	(48,354)	(15,681)	(64,035)
Disposals	**(40,538)**	**(20,011)**	**(60,549)**	(46,819)	(29,889)	(76,708)
Depreciation charge	**(25,054)**	**(89,482)**	**(114,536)**	(21,410)	(74,709)	(96,119)
Provision for diminution in value	**(17,189)**	**–**	**(17,189)**	(2,051)	–	(2,051)
Net book value at 31 December	**1,544,530**	**249,819**	**1,794,349**	1,457,849	266,666	1,724,515
Balances at 31 December						
Cost/valuation	**1,795,322**	**841,312**	**2,636,634**	1,656,256	960,289	2,616,545
Accumulated depreciation	**(196,281)**	**(591,493)**	**(787,774)**	(161,082)	(693,623)	(854,705)
Provision for diminution in value	**(54,511)**	**–**	**(54,511)**	(37,325)	–	(37,325)
Net book value	**1,544,530**	**249,819**	**1,794,349**	1,457,849	266,666	1,724,515

34 Fixed Assets *(continued)*

(b) **The Bank**

	2002 Land and Buildings $'000	2002 Office Equipment, Computers, Fixtures and Other Assets $'000	2002 Total $'000	2001 Land and Buildings $'000	2001 Office Equipment, Computers, Fixtures and Other Assets $'000	2001 Total $'000
Balances at 1 January						
Cost/valuation	572,865	412,647	985,512	615,112	371,908	987,020
Accumulated depreciation	(84,422)	(288,541)	(372,963)	(88,275)	(257,613)	(345,888)
Provision for diminution in value	(2,417)	–	(2,417)	(2,557)	–	(2,557)
Net book value	486,026	124,106	610,132	524,280	114,295	638,575
Movements during the financial year:						
Currency translation differences	721	(128)	593	571	431	1,002
Additions	159,229	81,197	240,426	5,330	48,958	54,288
Merger of subsidiaries	327,052	62,558	389,610	–	6	6
Disposals	(10,775)	(17,832)	(28,607)	(36,412)	(464)	(36,876)
Depreciation charge	(13,705)	(66,903)	(80,608)	(7,933)	(39,120)	(47,053)
Net (charge)/write-back of provision for diminution in value	(12,624)	–	(12,624)	190	–	190
Net book value at 31 December	935,924	182,998	1,118,922	486,026	124,106	610,132
Balances at 31 December						
Cost/valuation	1,052,901	592,261	1,645,162	572,865	412,647	985,512
Accumulated depreciation	(100,080)	(409,263)	(509,343)	(84,422)	(288,541)	(372,963)
Provision for diminution in value	(16,897)	–	(16,897)	(2,417)	–	(2,417)
Net book value	935,924	182,998	1,118,922	486,026	124,106	610,132

(c) Based on directors' valuation, the estimated market values of the land and buildings of the Group and the Bank included in fixed assets as at 31 December 2002 were $2,747 million and $1,629 million respectively (2001: $2,766 million and $1,202 million respectively). The excess of the estimated market value over the net book value of the land and buildings is not recognised in the financial statements.

(d) Included in the land and buildings of the Group and the Bank are leasehold properties with net book value at 31 December 2002 amounting to $1,130.6 million and $770.3 million respectively (2001: $1,055 million and $436.1 million respectively). The rest of the properties are freehold.

(e) Certain freehold and leasehold land and buildings of the Group and of the Bank are included on the basis of valuations made by independent valuers with subsequent additions at cost. The dates of these valuations are as follows:

(i) The leasehold land at Bonham Street on which UOB Plaza 2 is sited	April 1970
(ii) Certain freehold and leasehold land and buildings of Chung Khiaw Realty, Limited	December 1969
(iii) Certain freehold land and buildings of United Overseas Bank (Malaysia) Bhd	November 1965

(f) Provisions for diminution in value are in respect of certain properties in Singapore, Malaysia, Hong Kong S.A.R., China, Thailand, the Philippines and United Kingdom which are written down to their estimated market values as determined by the Bank's internal professionally qualified valuers.

35 *Goodwill*

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Balance at 1 January	**3,776,651**	–	–	–
Goodwill arising on acquisition of OUB	–	3,824,457	–	–
Transfer to the Bank on the merger of OUB into the Bank				
At cost	–	–	**3,824,457**	–
Accumulated amortisation	–	–	**(47,806)**	–
	–	–	**3,776,651**	–
Goodwill arising on acquisition of additional shares in subsidiaries	**110,482**	–	–	–
Negative goodwill arising on acquisition of additional shares in a subsidiary	**(25,533)**	–	–	–
Amortisation during the financial year	**(195,554)**	(47,806)	**(191,223)**	–
Balance at 31 December	**3,666,046**	3,776,651	**3,585,428**	–
Goodwill, at cost	**3,909,406**	3,824,457	**3,824,457**	–
Accumulated amortisation	**(243,360)**	(47,806)	**(239,029)**	–
	3,666,046	3,776,651	**3,585,428**	–

36 Consolidation of Special Purpose Entity

A special purpose entity ("SPE"), Archer 1 Limited ("Archer"), which is incorporated in Singapore, has been consolidated in the Group's financial statements in accordance with Interpretation of Statement of Accounting Standard ("INT") 5: Consolidation – Special Purpose Entities, as the Bank has the majority residual benefits of Archer.

The principal activity of Archer is to carry on the business of investment holding, and for that purpose to issue notes and bonds [Note 23(b)] and apply the proceeds from the notes and bonds towards the purchase of debt securities.

36 Consolidation of Special Purpose Entity *(continued)*

The effects of the consolidation on the Group's balance sheet as at 31 December 2002 and the income statement for the financial year then ended are as follows:

	The Group Increase/(Decrease) $'000
Balance Sheet	
Assets	
Placements and balances with banks and agents	70,277
Investment securities	816,383
Other assets	13,178
	899,838
Liabilities	
Debts issued	852,411
Other liabilities	44,427
	896,838
Off-Balance Sheet Items	
Derivative financial instruments (contract or underlying principal amount)	(1,154,568)
Income Statement	
Profit after tax for the year	3,000

37 Dividends

The directors have proposed a final dividend in respect of the financial year ended 31 December 2002 of 25 cents per share net of tax at 22%, amounting to a total of $306,463,000. These financial statements do not reflect this proposed dividend, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2003. The proposed final dividend in respect of the financial year ended 31 December 2001 was 25 cents per share net of tax at 22%, amounting to a total of $306,366,000 based on the number of shares in issue on 31 December 2001.

38 Contingent Liabilities

	The Group		The Bank	
	2002 $'000	2001 $'000	**2002 $'000**	2001 $'000
Direct credit substitutes	**3,244,290**	2,953,396	**3,340,645**	1,882,535
Transaction-related contingencies	**3,632,120**	2,700,046	**2,911,975**	979,080
Trade-related contingencies	**1,806,060**	2,019,823	**1,378,571**	639,083
Other contingent liabilities	**236,501**	114,918	**171,064**	34,562
	8,918,971	7,788,183	**7,802,255**	3,535,260

In the normal course of business, the Group and the Bank conduct businesses involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are reimbursable by corresponding obligations of customers. These contingent liabilities are unsecured.

39 Derivative Financial Instruments

(a) The Group

	Contract or Underlying Principal Amount	Trading Derivatives		Total Derivatives	
		Fair Values		Fair Values	
		Assets	Liabilities	Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000
2002					
Foreign Exchange Contracts					
Forwards	6,515,318	105,348	53,300	105,421	53,425
Swaps	77,252,945	963,335	993,300	987,669	1,052,909
Options purchased	6,875,269	65,013	–	65,189	–
Options written	8,078,330	–	66,780	–	66,838
Interest Rate Contracts					
Forward rate agreements	2,758,502	1,132	2,097	1,149	2,104
Swaps	26,885,279	536,937	648,304	589,619	707,572
Futures	1,800,952	1,137	3,147	1,137	3,147
Options purchased	266,795	1,581	–	2,058	–
Options written	186,795	–	–	–	477
Equity-Related Contracts					
Swaps	48,935	–	–	1,942	1,942
Futures	11,221	36	41	36	41
Options purchased	94,585	1,081	–	1,081	–
Options written	158,343	–	6,625	–	6,625
Credit-Related Contracts					
Credit default swaps	346,134	101	–	1,137	7,589
	131,279,403	1,675,701	1,773,594	1,756,438	1,902,669
2001					
Foreign Exchange Contracts					
Forwards	5,090,877	54,923	56,176	55,507	56,437
Swaps	52,994,548	595,292	553,101	851,300	716,888
Options purchased	2,039,132	17,380	–	17,380	–
Options written	1,678,972	–	14,291	–	14,291
Interest Rate Contracts					
Forward rate agreements	28,348	–	–	3	–
Swaps	18,623,942	173,268	162,291	191,901	182,730
Futures	957,496	1,085	1,183	1,085	1,183
Options purchased	94,401	–	–	416	–
Options written	94,401	–	–	–	416
Equity-Related Contracts					
Swaps	49,594	1,050	1,049	1,050	1,049
Futures	16,931	550	–	550	–
Options purchased	33,196	28	–	28	–
Options written	40,703	–	4,809	–	4,809
Credit-Related Contracts					
Credit default swaps	465,841	200	5,849	200	5,849
	82,208,382	843,776	798,749	1,119,420	983,652

39 Derivative Financial Instruments *(continued)*

(b) **The Bank**

	Contract or Underlying Principal Amount	Trading Derivatives		Total Derivatives	
		Fair Values		Fair Values	
		Assets	Liabilities	Assets	Liabilities
	$'000	$'000	$'000	$'000	$'000
2002					
Foreign Exchange Contracts					
Forwards	6,328,130	104,859	52,317	104,914	52,437
Swaps	77,271,888	965,688	997,173	990,022	1,056,782
Options purchased	6,875,269	65,013	–	65,189	–
Options written	8,078,330	–	66,780	–	66,838
Interest Rate Contracts					
Forward rate agreements	2,723,680	1,132	2,097	1,132	2,097
Swaps	26,327,718	512,979	619,932	565,239	676,969
Futures	304,926	770	3,033	770	3,033
Options purchased	266,795	1,581	–	2,058	–
Options written	186,795	–	–	–	477
Equity-Related Contracts					
Swaps	48,935	–	–	1,942	1,942
Futures	11,221	36	41	36	41
Options purchased	93,692	1,080	–	1,080	–
Options written	158,343	–	6,625	–	6,625
Credit-Related Contracts					
Credit default swaps	363,493	116	–	1,152	7,589
	129,039,215	1,653,254	1,747,998	1,733,534	1,874,830
2001					
Foreign Exchange Contracts					
Forwards	4,885,902	52,958	54,061	52,958	54,061
Swaps	47,859,314	597,318	560,260	719,917	606,100
Options purchased	2,039,728	17,335	–	17,335	–
Options written	1,678,972	–	14,291	–	14,291
Interest Rate Contracts					
Forward rate agreements	28,348	–	–	3	–
Swaps	13,022,414	127,014	124,702	145,647	145,141
Futures	560,394	1,035	1,143	1,035	1,143
Options purchased	94,401	–	–	416	–
Options written	94,401	–	–	–	416
Equity-Related Contracts					
Futures	16,931	550	–	550	–
Options purchased	33,196	28	–	28	–
Options written	40,703	–	4,809	–	4,809
Credit-Related Contracts					
Credit default swaps	25,914	200	217	200	217
	70,380,618	796,438	759,483	938,089	826,178

(c) Derivative financial instruments are instruments whose values change in response to the change in one or more "underlying", such as foreign exchange rate, interest rate, security price and credit price. They include forwards, swaps, futures and options.

In its normal course of business, the Group and the Bank customise derivatives to meet the specific needs of its customers. The Group and the Bank also transact in these derivatives for proprietary trading purposes as well as to manage its assets/liabilities and structural positions. The risks associated with the use of derivatives, as well as management's policies for controlling these risks are set out in Note 44.

The tables above analyse the contract or underlying principal amounts (notional amounts) and the fair values of the Group's and the Bank's derivative financial instruments at the balance sheet date. A positive valuation represents a financial asset and a negative valuation a financial liability. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date for both trading and non-trading instruments. They do not necessarily indicate the amounts of future cash flows or the fair value of the derivatives and, therefore, do not represent total amounts at risk.

40 Commitments

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Capital commitments contracted but not provided for on purchase of fixed assets	**15,442**	27,248	**11,183**	22,467
Undrawn credit facilities	**35,947,655**	34,353,956	**29,912,571**	15,058,810
Others	**563,392**	310,964	**469,187**	308,321
	36,526,489	34,692,168	**30,392,941**	15,389,598

41 Cash and Cash Equivalents

	The Group	
	2002	2001
	$'000	$'000
Cash and balances with central banks	**4,213,458**	3,329,827
Singapore Government treasury bills and securities	**8,260,989**	8,711,833
Other government treasury bills and securities, less non-cash equivalents of $723,335,000 (2001: $1,130,252,000)	**609,613**	687,108
	13,084,060	12,728,768

42 Segment Information
(a) Primary Reporting Format – Business Segments

	The Group – 2002					
	Individual Banking $'000	Institutional Banking $'000	Global Treasury $'000	Investment Banking $'000	Others $'000	Total $'000
Income before operating expenses	979,637	1,237,471	452,160	97,768	312,209	3,079,245
Less: Operating expenses	414,776	292,025	135,826	58,726	30,128	931,481
Less: Provisions	151,142	303,135	(30,274)	22,292	5,187	451,482
Segment profit before tax[1]	413,719	642,311	346,608	16,750	276,894	1,696,282
Unallocated corporate expenses						(142,496)
						1,553,786
Goodwill amortisation						(195,554)
Operating profit after goodwill amortisation and provisions						1,358,232
Exceptional items						(48,065)
Share of profit of associates						123,403
Profit before tax						1,433,570
Tax and minority interests						(369,370)
Net profit for the financial year attributable to members						1,064,200
Other information:						
Segment assets[2]	21,639,614	39,002,623	37,599,853	2,643,047	1,546,563	102,431,700
Investment in associates						1,274,245
Goodwill						3,666,046
Unallocated assets						97,430
Total assets						107,469,421
Gross customer loans	23,176,469	39,162,286	–	–	–	62,338,755
Non-performing loans ("NPLs")	1,681,801	3,933,580	–	–	–	5,615,381
Specific provision and interest-in-suspense for NPLs (cumulative)	471,145	1,558,590	–	–	–	2,029,735
Dealing securities (gross)						
Debt securities*	–	–	250,170	461,388	–	711,558
Equity shares and unit trusts	–	–	2,761	113,377	–	116,138
Non-dealing securities (gross)						
Debt securities*	–	723,335	9,984,029	1,486,090	–	12,193,454
Equity shares	–	–	9,610	1,270,082	–	1,279,692
Segment liabilities[2]	40,175,325	29,794,953	21,895,606	86,771	22,610	91,975,265
Debts issued						
Asset backed commercial paper	–	–	852,411	–	–	852,411
Subordinated notes						1,294,399
Provision for current and deferred tax						472,897
Unallocated liabilities						72,176
Total liabilities						94,667,148
Capital expenditure	26,103	30,684	8,685	619	207,939	274,030
Depreciation of fixed assets	18,275	20,177	4,985	990	70,109	114,536

* *Include government treasury bills and securities.*

	The Group – 2001					
	Individual Banking $'000	Institutional Banking $'000	Global Treasury $'000	Investment Banking $'000	Others $'000	Total $'000
Income before operating expenses	716,629	846,299	414,506	85,338	161,319	2,224,091
Less: Operating expenses	313,001	262,084	114,175	49,238	39,441	777,939
Less: Provisions	22,796	108,549	33,829	(1,083)	704	164,795
Segment profit before tax[1]	380,832	475,666	266,502	37,183	121,174	1,281,357
Unallocated corporate expenses						(95,904)
						1,185,453
Goodwill amortisation						(47,806)
Operating profit after goodwill amortisation and provisions						1,137,647
Exceptional items						(11,997)
Share of profit of associates						71,912
Profit before tax						1,197,562
Tax and minority interests						(272,983)
Net profit for the financial year attributable to members						924,579
Other information:						
Segment assets[2]	22,832,255	42,298,876	38,948,249	3,126,387	1,035,266	108,241,033
Investment in associates						1,781,322
Goodwill						3,776,651
Unallocated assets						89,088
Total assets						113,888,094
Gross customer loans	22,797,682	41,413,244	–	–	–	64,210,926
Non-performing loans ("NPLs")	1,494,628	4,449,406	–	–	–	5,944,034
Specific provision and interest-in-suspense for NPLs (cumulative)	376,248	1,508,082	–	–	–	1,884,330
Dealing securities (gross)						
Debt securities*	–	–	801,744	123,720	–	925,464
Equity shares and unit trusts	–	–	5,825	197,499	–	203,324
Non-dealing securities (gross)						
Debt securities*	–	1,130,252	10,164,379	1,179,033	–	12,473,664
Equity shares	–	–	12,132	1,201,937	–	1,214,069
Segment liabilities[2]	39,695,187	37,354,597	18,910,850	68,107	24,833	96,053,574
Debts issued						
Asset backed commercial paper	–	–	518,058	–	–	518,058
Subordinated notes						3,639,095
Provision for current and deferred tax						498,974
Unallocated liabilities						62,994
Total liabilities						100,772,695
Capital expenditure	19,776	26,888	5,839	1,714	57,998	112,215
Depreciation of fixed assets	17,102	26,341	3,445	1,176	48,055	96,119

* *Include government treasury bills and securities.*

42 Segment Information

(a) **Primary Reporting Format – Business Segments** *(continued)*

Notes:

1 Segment profit before tax represents segment income less operating expenses that are directly attributable, and those that can be allocated on a reasonable basis, to a segment. Inter-segment transactions are charged at internal transfer prices, estimated based on the costs in providing the products and services, and after taking into account competitive market prices that are charged to unaffiliated customers.

2 Segment assets and liabilities comprise operating assets and liabilities that are directly attributable, and those that can be allocated on a reasonable basis, to a segment.

Business segment information is stated after elimination of inter-segment transactions.

The Group's businesses are organised into five segments, based on the types of products and services that it provides worldwide. These segments are Individual Banking, Institutional Banking, Global Treasury, Investment Banking, and Others that include mainly property-related activities.

Individual Banking

The Group's Individual Banking segment encompasses personal financial services and private banking. The personal financial services business delivers a wide array of consumer services that includes the issue of credit and debit cards, loans and mortgages, deposit services and investment advisory services. Private Banking offers wealth management services for high networth individuals.

Institutional Banking

Institutional Banking encompasses commercial credit, corporate banking and capital markets. The commercial credit business serves the small and medium-sized enterprises, while corporate banking serves the large corporations, institutions and governments. Both commercial credit and corporate banking provide customers with a broad range of products and services that include financing options, trade services, custody services and cash management services. The capital markets business offers corporate finance services, including initial public offering and corporate advisory services.

Global Treasury

The Group's Global Treasury segment extends a wide range of treasury capabilities in foreign exchange, money market, fixed income, derivatives, leveraged trading and futures broking. It is a dominant player in Singapore dollar treasury instruments and a major primary dealer in Singapore Government securities. Global Treasury also provides banknotes services and a full range of gold products, and continues to lead in the provision of Singapore dollar cheque clearing services to correspondent banks.

Investment Banking

Investment Banking comprises asset management, venture capital management, insurance and proprietary investment activities.

Others

Other operations of the Group include stockbroking and property-related activities.

(b) **Secondary Reporting Format – Geographical Segments**

The Group's activities can be analysed into the following geographical areas:

	The Group					
	Income Before Operating Expenses		**Profit Before Tax**		**Total Assets**	
	2002	2001	**2002**	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Singapore (including Asian Currency Units)	**2,330,211**	1,725,398	**1,264,829**	1,100,816	**77,285,422**	83,042,172
Malaysia	**356,599**	247,319	**230,129**	122,452	**9,256,549**	9,588,852
Other ASEAN countries	**125,146**	80,981	**(25,164)**	(39,461)	**3,220,872**	4,008,776
	481,745	328,300	**204,965**	82,991	**12,477,421**	13,597,628
Other Asia-Pacific countries	**187,867**	115,996	**111,846**	35,511	**8,365,078**	8,135,632
Rest of the world	**79,422**	54,397	**47,484**	26,050	**5,675,454**	5,336,011
	3,079,245	2,224,091	**1,629,124**	1,245,368	**103,803,375**	110,111,443
Goodwill	**–**	–	**(195,554)**	(47,806)	**3,666,046**	3,776,651
	3,079,245	2,224,091	**1,433,570**	1,197,562	**107,469,421**	113,888,094

With the exception of Singapore and Malaysia, no individual country contributed 10% or more of the Group's total income before operating expenses, total profit before tax or total assets.

The geographical segment information is based on the location where the assets and transactions are booked. It provides an approximation to geographical segment information that is based on the location of customers and assets.

Geographical segment information is stated after elimination of inter-segment transactions.

43 Non-Current Assets and Liabilities

To comply with the disclosure requirements of the Ninth Schedule of the Singapore Companies Act, set out below are the non-current assets and non-current liabilities of the Group and the Bank. Assets and liabilities other than those disclosed below are current.

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Non-Current Assets				
Singapore Government treasury bills and securities	**568,803**	552,957	**568,803**	552,957
Trade bills and advances to customers (gross)	**32,944,833**	36,487,701	**28,674,127**	13,296,229
Placements and balances with banks and agents	**229,129**	157,229	**229,129**	80,354
Investment securities	**3,945,383**	3,431,062	**2,687,019**	989,656
Investments in associates	**1,274,245**	1,781,322	**706,868**	737,601
Investments in subsidiaries	**–**	–	**1,409,829**	10,260,598
Fixed assets	**1,794,349**	1,724,515	**1,118,922**	610,132
Deferred tax assets	**39,519**	29,218	**2,790**	14,033
Goodwill	**3,666,046**	3,776,651	**3,585,428**	–
	44,462,307	47,940,655	**38,982,915**	26,541,560
Non-Current Liabilities				
Deposits of and amounts owing to non-bank customers, banks and agents, and subsidiaries	**897,142**	537,294	**756,159**	201,932
Deferred tax liabilities	**26,900**	23,539	**6,422**	874
Debts issued	**1,294,399**	3,639,095	**1,294,399**	3,639,095
	2,218,441	4,199,928	**2,056,980**	3,841,901

44 Financial Risk Management

The Group's activities are principally related to transacting in and the use of financial instruments, including derivatives. Transactions in, and the use of, financial instruments expose the Group to a variety of financial risks, mainly credit risk, foreign exchange risk, interest rate risk and liquidity risk.

Managing financial risks is an integral part of the Group's business and it is carried out centrally by the various specialist committees of the UOB Group under policies approved by the directors of the Bank. These policies not only include the parameters for the risks that the Group may undertake for the various financial instruments, but also directions on the types of business that the Group may engage in, guidelines for accepting customers for all types of financial instruments and the terms under which customer business is conducted.

The various specialist committees of the UOB Group have established processes to identify, measure, monitor and ultimately, mitigate these financial risks. Additionally, the Board of Directors of the Bank and the UOB Group's Risk Management & Compliance Sector provide an independent oversight to ensure that those risk management policies are complied with through a variety of established controls and reporting processes.

Discussions on the main financial risks that the Group is exposed to and how it manages these risks are set out below.

(a) **Credit Risk**

Credit risk is the potential loss arising from any failure by the Group's customers or counter-parties to fulfil their obligations as and when these obligations fall due. These obligations may arise from lending, trade finance, investments, receivables under derivative contracts and other credit-related activities undertaken by the Group.

The Credit Committee is responsible for the management of credit risk of the Group. Apart from direct credit management, such as approval of significant loans, it is also responsible for providing directions and timely guidance on lending to different geographical sectors, industries and products.

In general, the Group monitors the levels of credit risk it undertakes through regular review by management, with independent oversight of its credit concentration and portfolio quality by the Credit Committee.

In respect of its lending-related activities, management regularly reviews the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments, types of acceptable security, level of non-performing loans and adequacy of provisioning requirements.

In respect of other credit risk activities such as money market transactions and derivative financial instruments, the Group has counter-party risk policies that set out approved counter-parties with whom the Group may transact and their respective transaction limits.

Exposure to credit risk is also managed in part by obtaining collateral or right to call for collateral when certain exposure thresholds are exceeded, the right to terminate transactions upon the occurrence of unfavourable events, the right to reset the terms of transactions after specified time periods or upon the occurrence of unfavourable events, and entering into netting agreements with counter-parties that permit the Group to offset receivables and payables with such counter-parties.

Given the amounts, types and nature of its existing products and businesses, the Group assesses that industry concentration risk arises primarily from the Group's trade bills and advances to customers. Note 28(c) analyses the Group's total gross trade bills and advances to customers by industry classification as at the balance sheet date.

44 Financial Risk Management

(a) Credit Risk *(continued)*

The following table analyses the Group's financial assets and credit-related contingent liabilities by geographical concentration as at the balance sheet date:

	The Group				
	Trade Bills and Advances to Customers (Gross) $'000	Placements and Balances with Banks and Agents $'000	Other Financial Assets $'000	Credit-Related Contingent Liabilities $'000	Total $'000
2002					
Five Regional Countries*	**8,453,200**	**2,671,000**	**5,338,661**	**1,691,170**	**18,154,031**
Greater China	**2,481,400**	**1,870,800**	**747,960**	**503,610**	**5,603,770**
Singapore	**46,403,255**	**2,579,000**	**16,836,822**	**5,641,270**	**71,460,347**
Others**	**5,000,900**	**12,305,421**	**735,836**	**846,420**	**18,888,577**
	62,338,755	**19,426,221**	**23,659,279**	**8,682,470**	**114,106,725**
2001					
Five Regional Countries*	8,562,500	1,988,000	5,432,807	1,334,350	17,317,657
Greater China	2,911,600	911,400	705,078	352,180	4,880,258
Singapore	47,328,426	5,865,750	15,973,179	5,701,345	74,868,700
Others**	5,408,400	15,980,440	608,962	285,390	22,283,192
	64,210,926	24,745,590	22,720,026	7,673,265	119,349,807

* *The Five Regional Countries refer to Malaysia, Indonesia, the Philippines, Thailand and South Korea.*

** *Others comprise mainly other OECD countries.*

In addition to the above, the Group also has potential credit risk exposure to undrawn credit facilities of $35,948 million (2001: $34,354 million). These represent unused portions of the approved credit facilities mainly in the form of loans, guarantees and trade finance products such as letters of credit. However, the likely amount of exposure is less than the total undrawn credit facilities since most of these are contingent upon customers maintaining specific credit standards and are cancellable at the option of the Group subject to notice requirements. From past experience, many of these undrawn credit facilities are expected to expire without being drawn upon.

(b) Foreign Exchange Risk

Foreign exchange risk is the risk to earnings and value of foreign currency assets, liabilities and derivative financial instruments caused by fluctuations in foreign exchange rates.

The Group's foreign exchange exposures arise from its foreign exchange position-taking or proprietary business, customer facilitation business as well as a certain amount of structural foreign currency exposures as represented by the net asset values of its overseas branches and investments in overseas subsidiaries, and long-term investments in overseas properties. The Group utilises mainly foreign currency forwards and swaps to hedge its foreign exchange exposures.

Foreign exchange risk is managed through risk limits and policies as approved by the Asset Liability Committee. These limits and policies, such as on the level of exposure by currency and in total for both overnight and intra-day positions, are independently monitored on a daily basis by the UOB Group's Risk Management & Compliance Sector, through the Business Area Control Unit.

The following table sets out the Group's assets, liabilities and derivative financial instruments by currency as at the balance sheet date. The off-balance sheet gap represents the net contract/underlying principal amounts of derivatives, which are principally used to reduce the Group's exposure to currency movements.

	The Group – 2002							
	Singapore Dollars $'000	US Dollars $'000	Malaysian Ringgit $'000	Hong Kong Dollars $'000	Australian Dollars $'000	Thai Baht $'000	Others $'000	Total $'000
Assets								
Cash and balances with central banks	2,178,006	27,110	1,529,513	2,968	8,104	28,597	439,160	4,213,458
Government treasury bills and securities	8,260,989	50,883	73,757	48,840	39,052	747,157	373,259	9,593,937
Placements and balances with banks and agents	2,976,417	10,865,952	630,182	707,554	956,826	20,618	3,198,395	19,355,944
Trade bills and advances to customers	38,808,810	7,928,389	5,466,862	1,386,682	1,721,819	1,000,815	2,570,630	58,884,007
Investment securities	1,341,025	1,423,365	33,651	51,121	19,374	11,105	249,359	3,129,000
Investments in associates	1,197,741	2	73,987	–	–	–	2,515	1,274,245
Goodwill	3,556,184	–	–	–	–	9,389	100,473	3,666,046
Others	4,050,897	1,123,617	570,363	68,907	113,197	124,682	401,283	6,452,946
	62,370,069	21,419,318	8,378,315	2,266,072	2,858,372	1,942,363	7,335,074	106,569,583
Assets attributable to SPE								899,838
Total assets								107,469,421
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	41,028,457	13,930,267	5,431,283	760,697	1,920,685	1,551,163	3,296,029	67,918,581
Deposits and balances of banks and agents	3,411,755	11,226,120	741,514	995,957	616,653	281,564	2,028,495	19,302,058
Bills and drafts payable	94,856	11,089	45,860	665	189	7,328	3,878	163,865
Debts issued	1,294,399	–	–	–	–	–	–	1,294,399
Other liabilities	3,327,582	436,923	1,019,908	82,854	25,480	37,793	160,867	5,091,407
	49,157,049	25,604,399	7,238,565	1,840,173	2,563,007	1,877,848	5,489,269	93,770,310
Liabilities attributable to SPE								896,838
Total liabilities								94,667,148
On-balance sheet open position	13,213,020	(4,185,081)	1,139,750	425,899	295,365	64,515	1,845,805	
Off-balance sheet open position	(3,187,522)	4,777,273	365,624	(406,175)	(212,663)	(136,639)	(1,199,898)	
Net open position	10,025,498	592,192	1,505,374	19,724	82,702	(72,124)	645,907	
Net structural position	–	43,564	769,579	(654)	111,302	6,870	338,018	

44 Financial Risk Management

(b) **Foreign Exchange Risk** *(continued)*

	The Group – 2001							
	Singapore Dollars $'000	US Dollars $'000	Malaysian Ringgit $'000	Hong Kong Dollars $'000	Australian Dollars $'000	Thai Baht $'000	Others $'000	Total $'000
Assets								
Cash and balances with central banks	1,568,092	50,635	1,337,459	29,857	12,616	101,877	229,291	3,329,827
Government treasury bills and securities	8,711,833	73,695	208,435	68,934	32,742	1,155,766	277,788	10,529,193
Placements and balances with banks and agents	4,839,718	15,316,399	431,743	325,309	655,449	20,199	3,098,523	24,687,340
Trade bills and advances to customers	39,247,425	9,274,726	5,778,996	1,686,868	1,381,770	858,587	2,663,722	60,892,094
Investment securities	1,010,408	1,479,640	149,395	8,051	85,587	32,063	191,981	2,957,125
Investments in associates	1,755,025	2	24,964	–	–	–	1,331	1,781,322
Goodwill	3,776,651	–	–	–	–	–	–	3,776,651
Others	2,788,735	1,414,290	374,102	117,529	71,763	122,830	496,747	5,385,996
	63,697,887	27,609,387	8,305,094	2,236,548	2,239,927	2,291,322	6,959,383	113,339,548
Assets attributable to SPE								548,546
Total assets								113,888,094
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	45,258,917	15,552,335	5,618,313	794,490	1,263,153	2,081,411	3,883,065	74,451,684
Deposits and balances of banks and agents	5,105,171	9,483,734	348,986	665,786	509,498	55,075	1,925,557	18,093,807
Bills and drafts payable	68,538	3,343	48,849	557	125	2,578	1,187	125,177
Debts issued	1,292,027	2,347,068	–	–	–	–	–	3,639,095
Other liabilities	1,618,773	453,183	521,681	70,405	38,297	37,720	1,174,327	3,914,386
	53,343,426	27,839,663	6,537,829	1,531,238	1,811,073	2,176,784	6,984,136	100,224,149
Liabilities attributable to SPE								548,546
Total liabilities								100,772,695
On-balance sheet open position	10,354,461	(230,276)	1,767,265	705,310	428,854	114,538	(24,753)	
Off-balance sheet open position	534,213	853,534	(103,132)	(318,143)	(283,602)	(171,294)	(511,576)	
Net open position	10,888,674	623,258	1,664,133	387,167	145,252	(56,756)	(536,329)	
Net structural position	–	46,634	1,021,315	368,095	112,738	10,178	317,686	

Other foreign exchange exposures of the Group are primarily structural foreign currency exposures. These comprise the net asset values of the Group's overseas branches and investments in overseas subsidiaries, and long-term investments in overseas properties.

Where possible, the Group mitigates the effect of structural currency exposures by funding all the Group's investments in overseas branches with borrowings in the same currencies as the functional currencies of the respective overseas branches. On a selective basis, the Group's investments in overseas subsidiaries and long-term investments in overseas properties are also funded in the same functional currencies. The Group also hedges some of the structural foreign currency exposures using foreign exchange derivatives.

The structural currency exposures of the Group are as follows:

Currency of Structural Exposures	Structural Currency Exposures in Overseas Operations $'000	Hedges by Funding in Respective Currencies $'000	Other Currency Hedges $'000	Net Structural Currency Exposures $'000
2002				
Australian dollars	**241,901**	**37,280**	**93,319**	**111,302**
Hong Kong dollars	**301,138**	**16,533**	**285,259**	**(654)**
Indonesian rupiah	**98,863**	**–**	**(51)**	**98,914**
Malaysian ringgit	**769,579**	**–**	**–**	**769,579**
Philippine pesos	**77,567**	**–**	**–**	**77,567**
Thai baht	**119,973**	**–**	**113,103**	**6,870**
US dollars	**386,674**	**209,162**	**133,948**	**43,564**
Others	**228,084**	**9,357**	**57,190**	**161,537**
Total	**2,223,779**	**272,332**	**682,768**	**1,268,679**
2001				
Australian dollars	156,626	36,622	7,266	112,738
Hong Kong dollars	576,597	17,633	190,869	368,095
Indonesian rupiah	51,650	–	(36)	51,686
Malaysian ringgit	1,021,315	–	–	1,021,315
Philippine pesos	71,068	–	–	71,068
Thai baht	81,877	–	71,699	10,178
US dollars	375,830	199,283	129,913	46,634
Others	223,008	12,752	15,324	194,932
Total	2,557,971	266,290	415,035	1,876,646

(c) **Interest Rate Risk**

Interest rate risk is the risk to earnings and value of financial instruments caused by fluctuations in interest rates.

Sensitivity to interest rates arises from the differences in the maturities and repricing dates of assets, liabilities and off-balance sheet items. These mismatches are actively monitored and managed as part of the overall interest rate risk management process which is conducted in accordance with the Group's policies.

The following table shows the interest rate sensitivity gap, by time bands, on which interest rates of instruments are next repriced on a contractual basis or, if earlier, the dates on which the instruments mature.

44 Financial Risk Management

(c) Interest Rate Risk *(continued)*

	The Group – 2002									
	Total $'000	Non-Interest Bearing $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Assets										
Cash and balances with central banks	4,213,458	4,213,458	–	–	–	–	–	–	–	–
Government treasury bills and securities	9,593,937	–	214,443	1,045,295	2,087,502	2,337,488	2,875,334	1,033,875	9,593,937	2.36
Placements and balances with banks and agents	19,355,944	46,692	2,042,919	7,654,531	4,832,063	4,550,610	226,213	2,916	19,309,252	1.76
Trade bills and advances to customers	58,884,007	–	19,085,476	9,854,814	7,644,059	14,924,121	4,853,634	2,521,903	58,884,007	4.63
Dealing and investment securities	3,749,109	1,436,944	130,910	137,039	662,312	220,777	125,439	1,035,688	2,312,165	4.99
Investments in associates	1,274,245	1,270,163	–	–	–	2,014	2,068	–	4,082	2.31
Goodwill	3,666,046	3,666,046	–	–	–	–	–	–	–	–
Others	5,832,837	5,832,837	–	–	–	–	–	–	–	–
	106,569,583	16,466,140	21,473,748	18,691,679	15,225,936	22,035,010	8,082,688	4,594,382	90,103,443	–
Assets attributable to SPE	899,838									
Total assets	107,469,421									

	The Group – 2002									
	Total $'000	Non-Interest Bearing $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	67,918,581	5,341,916	19,525,284	19,825,301	9,792,529	12,536,409	742,978	154,164	62,576,665	1.43
Deposits and balances of banks and agents, and bills and drafts payable	19,465,923	721,619	2,567,341	7,750,258	5,289,989	3,136,716	–	–	18,744,304	1.67
Debts issued	1,294,399	–	–	–	–	–	–	1,294,399	1,294,399	4.95
Others	5,091,407	5,091,407	–	–	–	–	–	–	–	–
	93,770,310	11,154,942	22,092,625	27,575,559	15,082,518	15,673,125	742,978	1,448,563	82,615,368	–
Liabilities attributable to SPE	896,838									
Total liabilities	94,667,148									
Shareholders' funds and minority interests	12,799,273	12,799,273	–	–	–	–	–	–	–	–
Shareholders' funds attributable to SPE	3,000									
Total share-holders' funds and minority interests	12,802,273									
	107,469,421									
Net on-balance sheet position		(7,488,075)	(618,877)	(8,883,880)	143,418	6,361,885	7,339,710	3,145,819	7,488,075	–
Net off-balance sheet position		–	193,829	(205,618)	(60,918)	491,295	(1,414,935)	996,347	–	–
Net interest rate sensitivity gap		(7,488,075)	(425,048)	(9,089,498)	82,500	6,853,180	5,924,775	4,142,166	7,488,075	–

44 Financial Risk Management

(c) Interest Rate Risk *(continued)*

	The Group – 2001									
	Total $'000	Non-Interest Bearing $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Assets										
Cash and balances with central banks	3,329,827	3,329,827	–	–	–	–	–	–	–	–
Government treasury bills and securities	10,529,193	–	18,300	1,341,663	2,135,759	2,180,855	2,335,009	2,517,607	10,529,193	3.54
Placements and balances with banks and agents	24,687,340	37,460	5,443,105	7,903,518	3,694,198	7,451,830	109,621	47,608	24,649,880	2.86
Trade bills and advances to customers	60,892,094	–	20,827,428	16,100,213	7,348,703	6,483,402	7,843,418	2,288,930	60,892,094	5.55
Dealing and investment securities	3,638,114	1,554,586	9,040	99,850	180,489	903,939	583,081	307,129	2,083,528	4.44
Investments in associates	1,781,322	1,779,254	–	–	–	–	2,068	–	2,068	1.50
Goodwill	3,776,651	3,776,651	–	–	–	–	–	–	–	–
Others	4,705,007	4,705,007	–	–	–	–	–	–	–	–
	113,339,548	15,182,785	26,297,873	25,445,244	13,359,149	17,020,026	10,873,197	5,161,274	98,156,763	–
Assets attributable to SPE	548,546									
Total assets	113,888,094									

	The Group – 2001									
	Total $'000	Non-Interest Bearing $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Total Interest Bearing $'000	Effective Interest Rate %
Liabilities										
Current, fixed, savings accounts and other deposits of non-bank customers	74,451,684	6,749,568	23,058,979	19,585,026	11,491,515	13,029,302	375,723	161,571	67,702,116	1.93
Deposits and balances of banks and agents, and bills and drafts payable	18,218,984	125,177	5,810,760	4,374,135	5,163,894	2,745,018	–	–	18,093,807	2.95
Debts issued	3,639,095	–	–	–	2,345,343	–	–	1,293,752	3,639,095	4.46
Others	3,914,386	3,914,386	–	–	–	–	–	–	–	–
	100,224,149	10,789,131	28,869,739	23,959,161	19,000,752	15,774,320	375,723	1,455,323	89,435,018	–
Liabilities attributable to SPE	548,546									
Total liabilities	100,772,695									
Shareholders' funds and minority interests	13,115,399	13,115,399	–	–	–	–	–	–	–	–
	113,888,094									
Net on-balance sheet position		(8,721,745)	(2,571,866)	1,486,083	(5,641,603)	1,245,706	10,497,474	3,705,951	8,721,745	–
Net off-balance sheet position		–	202,472	381,312	351,082	(491,907)	(339,452)	(103,507)	–	–
Net interest rate sensitivity gap		(8,721,745)	(2,369,394)	1,867,395	(5,290,521)	753,799	10,158,022	3,602,444	8,721,745	–

Actual repricing dates may differ from contractual dates because prepayments and contractual terms do not reflect the actual behavioural patterns of assets and liabilities. Therefore, the Group manages its interest rate risk by applying dynamic simulation modelling techniques on the above information, which is based on contractual terms.

44 Financial Risk Management *(continued)*

(d) **Liquidity Risk**

Liquidity risk is the risk that the Group is unable to meet its cash flow obligations as and when they fall due, such as upon the maturity of deposits and loan draw-downs.

It is not unusual for a bank to have mismatches in the contractual maturity profile of its assets and liabilities. The Group manages liquidity risk in accordance with a framework of liquidity policies, controls and limits that is approved by the Asset Liability Committee, with the main objectives of honouring all cash outflow commitments on an on-going basis, satisfying statutory liquidity and reserve requirements, and avoiding raising funds at market premiums or through forced sale of assets.

These controls and policies include the setting of limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

Additionally, the Group is required by law in the various locations that it operates from, including Singapore, to maintain a certain percentage of its liability base in the form of cash and other liquid assets as a buffer against unforeseen liquidity requirements.

The following table shows the maturity analysis of the Group's assets and liabilities based on contractual terms.

	The Group – 2002							
	Total $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
Assets								
Cash and balances with central banks	4,213,458	4,213,458	–	–	–	–	–	–
Government treasury bills and securities	9,593,937	214,443	1,045,187	2,086,935	1,974,078	3,237,786	1,035,508	–
Placements and balances with banks and agents	19,355,944	2,158,301	7,654,531	4,763,373	4,550,610	226,213	2,916	–
Trade bills and advances to customers	58,884,007	12,337,096	3,911,198	4,218,308	6,225,664	9,815,778	22,375,963	–
Dealing and investment securities	3,749,109	31,012	53,142	117,933	536,617	461,936	1,196,897	1,351,572
Investments in associates	1,274,245	–	–	–	2,014	25,825	–	1,246,406
Goodwill	3,666,046	–	–	–	–	–	–	3,666,046
Others	5,832,837	136,620	119,349	45,931	79,379	50,592	37,746	5,363,220
	106,569,583	19,090,930	12,783,407	11,232,480	13,368,362	13,818,130	24,649,030	11,627,244
Assets attributable to SPE	899,838							
Total assets	107,469,421							

	The Group – 2002							
	Total $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	67,918,581	24,867,200	19,825,301	9,792,529	12,536,409	742,978	154,164	–
Deposits and balances of banks and agents, and bills and drafts payable	19,465,923	3,288,960	7,750,258	5,289,989	3,136,716	–	–	–
Debts issued	1,294,399	–	–	–	–	–	1,294,399	–
Others	5,091,407	269,113	15,158	11,184	14,149	428	88	4,781,287
	93,770,310	28,425,273	27,590,717	15,093,702	15,687,274	743,406	1,448,651	4,781,287
Liabilities attributable to SPE	896,838							
Total liabilities	94,667,148							
Shareholders' funds and minority interests	12,799,273	–	–	–	–	–	–	12,799,273
Shareholders' funds attributable to SPE	3,000							
Total shareholders' funds and minority interests	12,802,273							
	107,469,421							
Net maturity mismatch		(9,334,343)	(14,807,310)	(3,861,222)	(2,318,912)	13,074,724	23,200,379	(5,953,316)

44 Financial Risk Management
(d) **Liquidity Risk** *(continued)*

	The Group – 2001							
	Total $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
Assets								
Cash and balances with central banks	3,329,827	3,329,827	–	–	–	–	–	–
Government treasury bills and securities	10,529,193	18,300	1,341,663	2,135,759	2,180,855	2,335,009	2,517,607	–
Placements and balances with banks and agents	24,687,340	5,480,565	7,903,518	3,694,198	7,451,830	109,621	47,608	–
Trade bills and advances to customers	60,892,094	12,298,234	6,085,570	3,083,811	4,852,874	9,865,132	24,706,473	–
Dealing and investment securities	3,638,114	–	56,905	112,979	206,449	713,338	1,189,764	1,358,679
Investments in associates	1,781,322	–	–	–	–	25,825	–	1,755,497
Goodwill	3,776,651	–	–	–	–	–	–	3,776,651
Others	4,705,007	120,224	59,491	30,147	47,441	96,440	241,526	4,109,738
	113,339,548	21,247,150	15,447,147	9,056,894	14,739,449	13,145,365	28,702,978	11,000,565
Assets attributable to SPE	548,546							
Total assets	113,888,094							

	Total $'000	Up to 7 Days $'000	Over 7 Days to 1 Month $'000	Over 1 to 3 Months $'000	Over 3 to 12 Months $'000	Over 1 to 3 Years $'000	Over 3 Years $'000	Non-Specific Maturity $'000
				The Group – 2001				
Liabilities								
Current, fixed, savings accounts and other deposits of non-bank customers	74,451,684	29,808,547	19,585,026	11,491,515	13,029,302	375,723	161,571	–
Deposits and balances of banks and agents, and bills and drafts payable	18,218,984	5,906,780	4,390,738	5,176,448	2,745,018	–	–	–
Debts issued	3,639,095	–	–	–	–	–	3,639,095	–
Others	3,914,386	188,457	123,821	72,652	82,374	2,375	130	3,444,577
	100,224,149	35,903,784	24,099,585	16,740,615	15,856,694	378,098	3,800,796	3,444,577
Liabilities attributable to SPE	548,546							
Total liabilities	100,772,695							
Shareholders' funds and minority interests	13,115,399	–	–	–	–	–	–	13,115,399
	113,888,094							
Net maturity mismatch		(14,656,634)	(8,652,438)	(7,683,721)	(1,117,245)	12,767,267	24,902,182	(5,559,411)

The contractual maturity profile often does not reflect the actual behavioural patterns. In particular, the Group has a significant amount of "core" deposits of non-bank customers which are contractually at call and thus, included in the "Up to 7 Days" time band, but history shows that such deposits provide a stable source of long-term funding for the Group.

In addition to the above, the Group is also subject to liquidity requirements to support calls under outstanding contingent liabilities and undrawn credit facility commitments as disclosed in Notes 38 and 40. The total outstanding contractual amounts do not represent future cash requirements since the Group expects many of these contingent liabilities and commitments (such as direct credit substitutes and undrawn credit facilities) to expire without being called or drawn upon, and many of the commitments to pay third parties (such as letters of credit) are reimbursed immediately by customers.

45 Fair Values of Financial Instruments

Financial instruments comprise financial assets, financial liabilities and also derivative financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with Singapore Statement of Accounting Standard 32 ("SAS 32") comprise all its assets and liabilities with the exception of deferred tax assets, investments in subsidiaries, investments in associates, fixed assets, goodwill, provision for current tax and deferred tax liabilities. The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	The Group		The Bank	
	Carrying Amount $'000	Estimated Fair Value $'000	Carrying Amount $'000	Estimated Fair Value $'000
2002				
Singapore Government treasury bills and securities	**8,260,989**	**8,324,001**	**8,002,833**	**8,062,101**
Other government treasury bills and securities	**1,332,948**	**1,346,718**	**419,031**	**431,117**
Dealing securities	**620,109**	**623,411**	**431,811**	**435,045**
Investment securities	**3,945,383**	**3,929,455**	**2,687,019**	**2,690,153**
Debts issued	**2,146,810**	**2,272,921**	**1,294,399**	**1,420,510**
2001				
Singapore Government treasury bills and securities	8,711,833	8,692,326	4,272,411	4,252,904
Other government treasury bills and securities	1,817,360	1,823,652	244,261	246,078
Dealing securities	680,989	683,801	358,104	358,104
Investment securities	3,431,062	3,680,783	989,656	987,119
Debts issued	4,157,153	4,153,412	3,639,095	3,635,354

The fair values of derivative financial instruments are shown in Note 39.

The fair values of financial instrument contingent liabilities and undrawn credit facilities are not readily ascertainable. These financial instruments are presently not sold or traded. They generate fees that are in line with market prices for similar arrangements. The estimated fair value may be represented by the present value of the fees expected to be received, less associated costs of obligations or services to be rendered. The Group and the Bank assess that their respective fair values are unlikely to be significant.

Where available, quoted and observable market prices are used as the measure of fair values, such as for government treasury bills and securities, quoted securities, debts issued and most of the derivative financial instruments.

Where quoted and observable market prices are not available, fair values are estimated based on a range of methodologies and assumptions, the principal ones being as follows:

- The fair values of cash and balances with central banks, and placements and balances with banks, agents and related companies are considered to approximate their carrying values because most of these are (a) of negligible credit risk and (b) either short-term in nature or repriced frequently.

- The Group and the Bank consider the carrying amount of advances to customers as a reasonable approximation of its fair value. Presently, market and observable prices do not exist as there is currently no ready market wherein exchanges between willing parties occur. In estimating the fair value, loans are categorised into homogeneous groups by product types, risk characteristics, maturity and pricing profiles, and non-performing accounts. In evaluating the reasonableness of fair value, the Group and the Bank performed analysis on each of the homogeneous groups, taking into account various hypothetical credit spread and market interest rate scenarios, future expected loss experience and estimated forced sale values of collateral. General provisions are also deducted in arriving at the fair value as a discount for credit risk inherent in the large portfolio of advances to customers.

- The Group and the Bank consider the carrying amounts of all its deposits, such as deposits of non-bank customers and deposits and balances of banks, agents and related companies, as reasonable approximation of their respective fair values given that these are mostly either repayable on demand or in the shorter term, and the interest rates will be repriced.

- For derivative financial instruments where quoted and observable market prices are not available, fair values are arrived at using internal pricing models.

As assumptions were made regarding risk characteristics of the various financial instruments, discount rates, future expected loss experience and other factors, changes in the uncertainties and assumptions could materially affect these estimates and the resulting fair value estimates.

In addition, the fair value information for non-financial assets and liabilities is excluded as they do not fall within the scope of SAS 32 which requires fair value information to be disclosed. These include fixed assets, long-term relationships with customers, franchise and other intangibles, which are integral to the full assessment of the Group's and the Bank's financial positions and the value of their net assets.

46 Subsidiaries

The subsidiaries of the Group as at the balance sheet date are as follows:

	Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By				Carrying Amount of Bank's Investment	
			The Bank		Subsidiaries			
			2002 %	2001 %	2002 %	2001 %	2002 $'000	2001 $'000
Commercial Banking								
Far Eastern Bank Limited	Singapore	Singapore	77	76	–	–	37,912	37,387
* PT Bank UOB Indonesia	Indonesia	Indonesia	99	80	–	–	48,462	30,562
* United Overseas Bank (Canada)	Canada	Canada	100	100	–	–	–	18,155
* United Overseas Bank (Malaysia) Bhd	Malaysia	Malaysia	45	45	55	55	123,731	123,731
* United Overseas Bank Philippines	Philippines	Philippines	100	60	–	–	#	21,101
* UOB Radanasin Bank Public Company Limited	Thailand	Thailand	79	75	–	–	124,087	83,618
Industrial & Commercial Bank Limited	Singapore	Inactive	100	87	–	–	–	384,286
* Overseas Union Bank (Malaysia) Berhad	Malaysia	Inactive	–	–	100	100	–	–
Overseas Union Bank Limited	Singapore	Inactive	100	100	–	–	–	9,014,903
Merchant Banking								
* UOB Asia (Hong Kong) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	50	50	50	50	11,687	11,687
UOB Asia Limited	Singapore	Singapore	100	100	–	–	9,747	9,747
* UOB Australia Limited	Australia	Australia	100	100	–	–	10,865	10,670
+ OUB Australia Ltd *(under voluntary liquidation)*	Australia	Inactive	100	–	–	100	–	–
Finance								
Overseas Union Trust Limited	Singapore	Singapore	100	###	–	53	158,468	398
+ OUB Finance (H.K.) Limited *(liquidated during the year)*	Hong Kong S.A.R.	Inactive	–	–	–	100	–	–
Leasing								
* OUB Credit Bhd	Malaysia	Malaysia	–	–	100	100	–	–
+ OUL Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	100	–	–	100	–	–
Insurance								
* PT UOB Life - Sun Assurance	Indonesia	Indonesia	–	–	80	80	–	–
United Overseas Insurance Limited	Singapore	Singapore	51	51	–	–	7,700	7,700
* UOB Insurance (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	100	–	–
UOB Life Assurance Limited	Singapore	Singapore	88	88	12	12	31,509	40,116

	Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By				Carrying Amount of Bank's Investment	
			The Bank		Subsidiaries			
			2002 %	2001 %	2002 %	2001 %	2002 $'000	2001 $'000
Investment								
* Chung Khiaw Bank (Malaysia) Bhd	Malaysia	Malaysia	100	100	–	–	152,403	152,403
OUB.com Pte Ltd	Singapore	Singapore	100	–	–	100	17,267	–
* Overseas Union Holdings (Aust) Pty Limited	Australia	Australia	–	–	100	100	–	–
Overseas Union Holdings Private Limited	Singapore	Singapore	100	–	–	100	181,882	–
Overseas Union Securities Limited	Singapore	Singapore	16	6	36	46	10,693	3,310
Overseas Union Securities Trading Pte Ltd	Singapore	Singapore	–	–	100	100	–	–
United Investments Limited	Singapore	Singapore	100	100	–	–	26,100	26,100
UOB Capital Investments Pte Ltd	Singapore	Singapore	100	100	–	–	50,000	50,000
UOB Capital Management Pte Ltd	Singapore	Singapore	100	100	–	–	29,700	3,100
UOB Equity Holdings (Pte) Ltd	Singapore	Singapore	100	100	–	–	9,600	9,600
* UOB Finance (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	100	–	–	19,760	19,557
** UOB Holdings (USA) Inc.	United States of America	United States of America	100	100	–	–	17,956	20,114
* UOB Realty (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	–	–	100	100	–	–
** UOB Venture Management (Shanghai) Co., Ltd	People's Republic of China	People's Republic of China	–	–	100	100	–	–
+ asia-reach.com Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	100	100	–	–	–	##
CKB (2000) Limited	Singapore	Inactive	100	100	–	–	–	–
+ ICB Finance Limited *(under voluntary liquidation)*	Hong Kong S.A.R.	Inactive	100	–	–	100	–	–
ICB Pte. Ltd.	Singapore	Inactive	100	–	–	100	##	–
+ OUB Investments Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	100	–	–	100	–	–
+ Overseas Union Facilities (H.K.) Ltd *(liquidated during the year)*	Hong Kong S.A.R.	Inactive	–	–	–	100	–	–
+ Overseas Union Garden (Private) Limited *(under voluntary liquidation)*	Singapore	Inactive	100	–	–	100	–	–
+ Securities Investments Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	100	–	–	100	–	–
* United Overseas Finance (Malaysia) Bhd.	Malaysia	Inactive	–	–	100	100	–	–
UOF (2000) Limited	Singapore	Inactive	100	100	–	–	10	10

46 Subsidiaries *(continued)*

	Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By: The Bank 2002 %	The Bank 2001 %	Subsidiaries 2002 %	Subsidiaries 2001 %	Carrying Amount of Bank's Investment 2002 $'000	2001 $'000
Trustee/Investment Management								
OUB Asset Management Ltd	Singapore	Singapore	**100**	–	–	100	**13,455**	–
++ OUB Optimix Funds Management Limited	Singapore	Singapore	–	–	**100**	–	–	–
Overseas Union Bank Trustees Ltd	Singapore	Singapore	**20**	–	**80**	51	**1,437**	–
United Overseas Bank Trustee Limited	Singapore	Singapore	**20**	20	**80**	80	**100**	100
UOB Asset Management Ltd	Singapore	Singapore	**100**	100	–	–	**2,000**	2,000
UOB Bioventures Management Pte Ltd	Singapore	Singapore	–	–	**100**	100	–	–
** UOB Global Capital (Dublin) Ltd	Ireland	Ireland	–	–	**100**	100	–	–
** UOB Global Capital LLC	United States of America	United States of America	–	–	**70**	70	–	–
UOB Global Capital Private Limited	Singapore	Singapore	**70**	70	–	–	**67**	72
** UOB Global Capital SARL	France	France	–	–	**100**	100	–	–
UOB Hermes Asia Management Pte Limited	Singapore	Singapore	–	–	**60**	60	–	–
* UOB Investment Advisor (Taiwan) Ltd	Taiwan	Taiwan	–	–	**100**	100	–	–
UOB Venture Management Private Limited	Singapore	Singapore	**100**	100	–	–	**250**	250
* UOB-OSK Asset Management Sdn Bhd	Malaysia	Malaysia	–	–	**70**	70	–	–
+ OUB (Australia) Securities Pty Ltd *(liquidated during the year)*	Australia	Inactive	–	–	–	100	–	–
+ OUB-TA Asset Management Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	–	–	**51**	51	–	–
Nominee Services								
* Chung Khiaw Nominees (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	**100**	100	–	–	**2**	2
Far Eastern Bank Nominees (Private) Limited	Singapore	Singapore	–	–	**100**	100	–	–
Mandarin Nominees Pte Ltd	Singapore	Singapore	–	–	**100**	100	–	–
* OUB Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	**100**	100	–	–
* OUB Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	**100**	100	–	–
Overseas Union Bank Nominees (Private) Limited	Singapore	Singapore	**100**	–	–	100	**192**	–
* Overseas Union Nominees (H.K.) Limited *[formerly known as Overseas Union Bank Nominees (H.K.) Limited]*	Hong Kong S.A.R.	Hong Kong S.A.R.	**100**	–	–	100	**4**	–

	Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By				Carrying Amount of Bank's Investment	
			The Bank		Subsidiaries			
			2002 %	2001 %	2002 %	2001 %	2002 $'000	2001 $'000
Overseas Union Trust (Nominees) Pte Ltd	Singapore	Singapore	–	–	100	100	–	–
Tye Hua Nominees Private Limited	Singapore	Singapore	100	100	–	–	10	10
United Merchant Bank Nominees (Pte) Ltd	Singapore	Singapore	–	–	100	100	–	–
* United Overseas Bank Nominees (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	100	–	–	4	4
United Overseas Bank Nominees (Private) Limited	Singapore	Singapore	100	100	–	–	10	10
* United Overseas Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* United Overseas Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* UOB Nominees (Australia) Limited	Australia	Australia	–	–	100	100	–	–
** UOB Nominees (UK) Limited	United Kingdom	United Kingdom	100	100	–	–	2	2
* UOBM Nominees (Asing) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
* UOBM Nominees (Tempatan) Sdn Bhd	Malaysia	Malaysia	–	–	100	100	–	–
Chung Khiaw Nominees (Private) Limited	Singapore	Inactive	100	100	–	–	10	10
+ Grand Orient Nominees Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	–	–	100	100	–	–
ICB Nominees (Private) Limited	Singapore	Inactive	100	–	–	100	10	–
Lee Wah Nominees (S) Pte Ltd	Singapore	Inactive	100	100	–	–	##	##
+ OUB Australia Nominees Pty Ltd *(liquidated during the year)*	Australia	Inactive	–	–	–	100	–	–
+ Overseas Union Bank Nominees (U.K.) Limited *(liquidated during the year)*	United Kingdom	Inactive	–	–	–	100	–	–
* Singapore UMB (Hong Kong) Limited	Hong Kong S.A.R.	Inactive	–	–	100	100	–	–
UOF Nominees (Private) Limited	Singapore	Inactive	100	100	–	–	##	##
Stockbroking								
Grand Orient Securities Pte Ltd	Singapore	Singapore	–	–	100	100	–	–
* OUB Securities (H.K.) Limited	Hong Kong S.A.R.	Hong Kong S.A.R.	100	–	–	100	11,303	–
OUB Securities Pte Ltd	Singapore	Singapore	100	–	–	100	41,156	–

46 Subsidiaries *(continued)*

		Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By: The Bank 2002 %	The Bank 2001 %	Subsidiaries 2002 %	Subsidiaries 2001 %	Carrying Amount of Bank's Investment 2002 $'000	2001 $'000
	Gold/Futures Dealing								
	UOB Bullion and Futures Limited	Singapore	Singapore	100	100	–	–	9,000	9,000
+	OUB Bullion & Futures Ltd *(under voluntary liquidation)*	Singapore	Inactive	100	–	–	100	–	–
	Computer Services								
	Unicom Databank Private Limited	Singapore	Singapore	100	100	–	–	##	##
*	UOB InfoTech Sdn Bhd	Malaysia	Inactive	–	–	100	100	–	–
	Management Services								
	Overseas Union Management Services Pte Ltd	Singapore	Singapore	100	–	–	100	228	–
	A.I.M. Services Pte Ltd	Singapore	Inactive	100	–	–	100	25	–
	ICB Management Pte. Ltd.	Singapore	Inactive	100	–	–	100	25	–
+	Overseas Union Management Services Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	100	–	–	100	–	–
+	UOB Management Services Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	100	100	–	–	–	##
	General Services								
	United General Services (Pte) Ltd	Singapore	Singapore	100	100	–	–	##	##
	Consultancy and Research Services								
*** ++	UOB Investment Consultancy (Beijing) Limited *[formerly known as UOB Centek Technology (Beijing) Investment Consulting Co., Ltd]*	People's Republic of China	People's Republic of China	–	–	100	–	–	–
**	UOB Venture Management (USA) Inc.	United States of America	United States of America	–	–	100	100	–	–
+	OUB Research Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	–	–	100	100	–	–
	Property								
	Chung Khiaw Realty, Limited	Singapore	Singapore/ Malaysia	99	99	–	–	60,448	60,448
	Industrial & Commercial Property (S) Pte Ltd	Singapore	Singapore	100	–	–	100	32,000	–
**	UOB Realty (USA) Inc.	United States of America	United States of America	100	100	–	–	287	299
**	UOB Realty (USA) Ltd Partnership	United States of America	United States of America	99	99	1	1	17,185	17,386

	Country of Incorporation	Place of Business	Percentage of Paid-Up Capital Held By				Carrying Amount of Bank's Investment	
			The Bank		Subsidiaries			
			2002 %	2001 %	**2002** %	2001 %	**2002** $'000	2001 $'000
UOB Warehouse Private Limited	Singapore	Singapore	**100**	100	**–**	–	**88,000**	88,000
FEB Realty Company Pte. Ltd.	Singapore	Inactive	**–**	–	**100**	100	**–**	–
+ ICB Enterprises (Private) Limited *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	495
+ Overseas Union Holdings Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**–**	–	**100**	100	**–**	–
Property Management								
OUB Towers Pte Ltd	Singapore	Singapore	**100**	–	**–**	100	**32,554**	–
Overseas Union Developments (Private) Limited	Singapore	Singapore	**100**	–	**–**	100	**16,539**	–
+ Overseas Union Developments Sdn Bhd *(under voluntary liquidation)*	Malaysia	Inactive	**–**	–	**100**	100	**–**	–
Overseas Union Facilities Sdn Bhd *(disposed of during the year)*	Malaysia	Inactive	**–**	–	**–**	100	**–**	–
+ Overseas Union Project Management Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**–**	–	**100**	100	**–**	–
+ Overseas Union Realty Services Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**–**	–	**100**	100	**–**	–
+ UOB Property Management Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**100**	100	**–**	–	**–**	##
Travel								
UOB Travel Planners Pte Ltd	Singapore	Singapore	**100**	100	**–**	–	**3,987**	3,987
+ UOB Travel (General Sales Agent) Pte Ltd *(under voluntary liquidation)*	Singapore	Inactive	**55**	55	**–**	–	**–**	268
							1,409,829	10,260,598

Notes:

* *Audited by other member firms of the worldwide PricewaterhouseCoopers organisation.*

** *Not required to be audited in country of incorporation.*

*** *Not audited by PricewaterhouseCoopers, Singapore or another member firm of the worldwide PricewaterhouseCoopers organisation.*

+ *Not required to be audited as subsidiary has been put into liquidation.*

++ *This company was an associate at 31 December 2001 (see Note 47).*

Investment cost is fully provided for.

Investment cost is less than $1,000.

Percentage of paid-up capital held by the Bank is 0.2%.

47 Major Associates

	Principal Activities	Country of Incorporation and Business	Effective Interest Held by the Group 2002 %	2001 %
Associates (Quoted)				
United International Securities Limited	Investment	Singapore	42	42
United Overseas Land Limited	Property/hotel	Singapore	45	45
UOB-Kay Hian Holdings Limited	Stockbroking	Singapore	40	39
Haw Par Corporation Limited *(divested during the year)*	Conglomerate	Singapore	*	42
Associates (Unquoted)				
Ace Net Financial Services Pte Ltd	Automated teller machine services	Singapore	50	50
Affin-UOB Securities Sdn Bhd	Stockbroking	Malaysia	45	45
Asfinco Singapore Limited	Investment holding	Singapore	40	39
Clearing and Payment Services Pte Ltd	Continuous linked settlement	Singapore	33	33
Network for Electronic Transfers (Singapore) Pte Ltd	Electronic funds transfer	Singapore	33	40
Novena Square Development Pte Ltd	Property	Singapore	20	20
Novena Square Investment Pte Ltd	Investment	Singapore	20	20
Orix Leasing Singapore Limited	Leasing/rental	Singapore	20	20
OSK-UOB Unit Trust Management Berhad	Investment management	Malaysia	30	30
OUB Manulife Pte Ltd	Life insurance	Singapore	–	50
# OUB Optimix Funds Management Limited	Unit trust fund management	Singapore	–	50
Overseas Union Insurance, Limited	General insurance	Singapore	50	48
PT Bali Walden UOB Venture Capital *(under voluntary liquidation)*	Venture capital investment	Indonesia	20	20
Singapore Consortium Investment Management Ltd	Unit trust fund management	Singapore	33	40
Tower-Ed Sdn Bhd	General and life insurance	Malaysia	49	–
# UOB Investment Consultancy (Beijing) Limited *[formerly known as UOB Centek Technology (Beijing) Investment Consulting Co., Ltd]*	Consultancy and research services	People's Republic of China	–	50
UOB Venture Investments Limited	Venture capital investment	Singapore	21	21
Vertex Asia Limited	Investment	Singapore	21	21
Walden Asia II Limited	Venture capital investment	United States of America	25	25

Notes:

* *The Group's interest in this company was divested during the year [Note 19(c)] and the investment has accordingly been classified in investment securities (Note 30).*

This company was a subsidiary at 31 December 2002 (see Note 46).

48 Authorisation of Financial Statements

On 28 February 2003, the Board of Directors of United Overseas Bank Limited authorised these financial statements for issue.

The Auditors' Report is on page 90.

Investor Reference

11-Year Group Financial Summary

	2002	2001	2000	1999
(Figures in millions of Singapore dollars)				
Net Profit After Tax+*	1,064.2	924.6	912.9	760.2
Dividends**	720.4++	425.6	316.3	416.1##
Cash, placements, balances with bankers and agents, including government treasury bills and securities*	33,853.7	39,285.5	31,221.7	24,681.1
Investments, including associates+*	5,219.7	5,212.4	2,016.6	1,681.2
Loans (advances & trade bills)	58,884.0	60,892.1	30,045.3	27,259.1
Fixed and other assets*	5,846.0	4,721.4	3,040.5	3,152.5
Goodwill	3,666.0	3,776.7	–	–
Total Assets	107,469.4	113,888.1	66,324.1	56,773.9
Represented by:				
Deposits	87,220.6	92,545.5	56,836.9	47,207.0
Bills and drafts payable, and other liabilities*	5,449.4	4,468.6	2,519.0	3,375.9
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	2,146.8	4,157.2	–	–
Shareholders' funds+*	12,652.6	12,716.8	6,968.2	6,191.0
Total Liabilities and Shareholders' Funds	107,469.4	113,888.1	66,324.1	56,773.9
(Figures in millions of United States dollars)				
Net Profit After Tax+*	613.1	499.5	527.1	456.2
Dividends**	415.0++	229.9	182.7	249.7##
Cash, placements, balances with bankers and agents, including government treasury bills and securities*	19,502.1	21,223.9	18,026.4	14,810.1
Investments, including associates+*	3,006.9	2,816.0	1,164.3	1,008.8
Loans (advances & trade bills)	33,921.3	32,896.9	17,347.2	16,357.1
Fixed and other assets*	3,367.7	2,550.7	1,755.5	1,891.7
Goodwill	2,111.9	2,040.4	–	–
Total Assets	61,909.9	61,527.9	38,293.4	34,067.7
Represented by:				
Deposits	50,245.2	49,997.6	32,815.8	28,327.0
Bills and drafts payable, and other liabilities*	3,139.2	2,414.2	1,454.4	2,025.7
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	1,236.7	2,245.9	–	–
Shareholders' funds+*	7,288.8	6,870.2	4,023.2	3,715.0
Total Liabilities and Shareholders' Funds	61,909.9	61,527.9	38,293.4	34,067.7
Exchange Conversion of US$1.00	S$1.7359	S$1.8510	S$1.7320	S$1.6665

* *Figures/balances prior to 2000 do not take into account the impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date. Figures/balances prior to 2001 do not take into account the impact of adopting revised SAS 12: Income Taxes and Interpretation of SAS (INT) 5: Consolidation – Special Purpose Entities.*

\+ *Figures/balances prior to 1998 do not take into account the effects of equity accounting.*

\# *Excludes extraordinary item of $31,207,000 (US$21,367,000).*

** *Based on total interim dividend paid and proposed final dividend during the year.*

++ *Includes interim dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.*

\## *Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).*

*** *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*

+++ *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

1998	1997	1996	1995	1994	1993	1992
						(Figures in millions of Singapore dollars)
331.7	502.0	715.5	632.7	570.1#	456.6	300.8
132.5	132.5	123.8	123.1	262.9***	131.2+++	74.2
19,608.9	16,306.6	14,908.1	13,743.8	13,337.3	11,870.1	10,963.6
1,573.8	1,131.6	1,268.4	1,071.3	891.2	853.6	713.4
27,653.4	29,769.8	27,459.3	23,758.4	21,379.6	18,469.5	14,717.7
1,953.1	2,153.6	2,171.0	1,991.9	1,743.3	3,028.9	1,481.0
–	–	–	–	–	–	–
50,789.2	49,361.6	45,806.8	40,565.4	37,351.4	34,222.1	27,875.7
42,597.7	41,587.8	38,218.8	33,758.6	31,255.2	27,654.7	23,063.2
2,313.0	2,446.7	2,481.9	2,385.6	2,218.7	3,154.6	1,788.2
–	–	199.5	197.8	196.2	372.3	371.0
–	–	–	–	–	–	–
5,878.5	5,327.1	4,906.6	4,223.4	3,681.3	3,040.5	2,653.3
50,789.2	49,361.6	45,806.8	40,565.4	37,351.4	34,222.1	27,875.7
						(Figures in millions of United States dollars)
199.8	299.4	511.3	447.0	390.4#	283.9	183.2
79.8	79.0	88.5	87.0	180.0***	81.5+++	45.2
11,809.0	9,726.6	10,652.4	9,709.5	9,132.0	7,379.6	6,677.0
947.8	675.0	906.3	756.9	610.2	530.7	434.4
16,653.7	17,757.1	19,620.8	16,784.4	14,638.6	11,482.4	8,963.3
1,176.2	1,284.6	1,551.3	1,407.2	1,193.6	1,883.1	902.0
–	–	–	–	–	–	–
30,586.7	29,443.3	32,730.8	28,658.0	25,574.4	21,275.8	16,976.7
25,653.5	24,806.3	27,308.8	23,849.2	21,400.3	17,192.9	14,045.8
1,393.0	1,459.5	1,773.4	1,685.3	1,519.1	1,961.2	1,089.0
–	–	142.6	139.8	134.4	231.5	226.0
–	–	–	–	–	–	–
3,540.2	3,177.5	3,506.0	2,983.7	2,520.6	1,890.2	1,615.9
30,586.7	29,443.3	32,730.8	28,658.0	25,574.4	21,275.8	16,976.7
S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085	S$1.6420

11-Year Bank Financial Summary

	2002	2001	2000	1999
(Figures in millions of Singapore dollars)				
Net Profit After Tax*	**1,432.0**	746.6	710.1	541.5#
Dividends**	**720.4++**	425.6	316.3	416.1##
Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	**30,693.8**	27,236.6	26,051.0	19,680.2
Investments, including subsidiaries and associates	**4,803.7**	11,987.9	2,232.9	2,654.0
Loans (advances & trade bills)	**49,956.2**	23,495.8	23,494.3	20,686.0
Fixed and other assets*	**4,186.5**	2,273.0	1,713.9	1,559.1
Goodwill	**3,585.5**	–	–	–
Total Assets	**93,225.7**	64,993.3	53,492.1	44,579.3
Represented by:				
Deposits	**77,319.6**	49,047.9	46,718.0	38,141.5
Bills and drafts payable, and other liabilities*	**3,327.6**	1,723.8	1,613.4	1,810.0
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	**1,294.4**	3,639.1	–	–
Shareholders' funds*	**11,284.1**	10,582.5	5,160.7	4,627.8
Total Liabilities and Shareholders' Funds	**93,225.7**	64,993.3	53,492.1	44,579.3
(Figures in millions of United States dollars)				
Net Profit After Tax*	**824.9**	403.3	410.0	324.9#
Dividends**	**415.0++**	229.9	182.7	249.7##
Cash, placements, balances with bankers and agents, including group companies, government treasury bills and securities	**17,681.8**	14,714.5	15,041.0	11,809.3
Investments, including subsidiaries and associates	**2,767.2**	6,476.4	1,289.2	1,592.6
Loans (advances & trade bills)	**28,778.3**	12,693.6	13,564.8	12,412.8
Fixed and other assets*	**2,411.7**	1,228.0	989.5	935.6
Goodwill	**2,065.5**	–	–	–
Total Assets	**53,704.5**	35,112.5	30,884.5	26,750.3
Represented by:				
Deposits	**44,541.5**	26,498.0	26,973.4	22,887.2
Bills and drafts payable, and other liabilities*	**1,916.9**	931.3	931.5	1,086.1
Debentures, certificates of deposit, unsecured loan stock and bonds	–	–	–	–
Debts issued	**745.7**	1,966.0	–	–
Shareholders' funds*	**6,500.4**	5,717.2	2,979.6	2,777.0
Total Liabilities and Shareholders' Funds	**53,704.5**	35,112.5	30,884.5	26,750.3
Exchange Conversion of US$1.00	**S$1.7359**	S$1.8510	S$1.7320	S$1.6665

* *Figures/balances prior to 2000 do not take into account the impact of adopting revised Singapore Statements of Accounting Standard (SAS) 8 and 10. Figures/balances prior to 2001 do not take into account the impact of adopting revised SAS 12.*

\# *Excludes extraordinary items of $280,035,000 (US$191,739,000) in 1994 and $772,791,000 (US$463,721,000) in 1999.*

** *Based on total interim dividend paid and proposed final dividend during the year.*

++ *Includes interim dividend of 18.76% less 22% income tax amounting to $230,020,000 (US$132,508,000), paid in specie of shares in Haw Par Corporation Limited.*

\## *Includes special tax exempt bonus dividend of 25% amounting to $262,966,000 (US$157,795,000).*

*** *Includes special tax exempt bonus dividend of 22% amounting to $164,768,000 (US$112,816,000).*

+++ *Includes special bonus dividend of 10% less 27% income tax amounting to $48,406,000 (US$30,094,000).*

1998	1997	1996	1995	1994	1993	1992
						(Figures in millions of Singapore dollars)
229.9	270.2	415.8	382.6	291.0#	232.5	169.2
132.5	132.5	123.8	123.1	262.9***	131.2+++	74.2
16,259.0	13,327.5	11,598.5	11,058.4	11,215.1	9,464.4	8,952.0
1,877.9	1,772.4	1,912.8	1,723.3	1,588.6	1,451.0	1,155.6
18,729.2	19,513.0	17,340.6	14,609.5	12,922.3	10,619.0	8,249.9
1,086.3	1,168.2	1,309.9	1,119.9	1,058.5	874.1	796.1
–	–	–	–	–	–	–
37,952.4	35,781.1	32,161.8	28,511.1	26,784.5	22,408.5	19,153.6
33,036.4	30,978.5	27,486.0	24,317.8	22,825.2	19,049.7	16,209.7
1,056.1	1,045.2	1,033.2	939.6	1,011.5	874.5	713.2
–	–	199.4	197.8	196.2	362.8	361.4
–	–	–	–	–	–	–
3,859.9	3,757.4	3,443.2	3,055.9	2,751.6	2,121.5	1,869.3
37,952.4	35,781.1	32,161.8	28,511.1	26,784.5	22,408.5	19,153.6
						(Figures in millions of United States dollars)
138.5	161.2	297.1	270.0	199.2#	144.5	103.0
79.8	79.0	88.5	87.0	180.0***	81.5+++	45.2
9,791.6	7,949.6	8,287.6	7,812.3	7,678.8	5,884.0	5,451.9
1,130.9	1,057.2	1,366.8	1,217.5	1,087.7	902.1	703.8
11,279.3	11,639.1	12,390.5	10,321.0	8,847.9	6,601.8	5,024.3
654.2	696.8	936.0	791.2	724.8	543.4	484.8
–	–	–	–	–	–	–
22,856.0	21,342.7	22,980.9	20,142.0	18,339.2	13,931.3	11,664.8
19,895.5	18,478.1	19,639.8	17,179.6	15,628.3	11,843.1	9,871.9
636.0	623.4	738.3	663.8	692.6	543.7	434.3
–	–	142.5	139.7	134.3	225.5	220.1
–	–	–	–	–	–	–
2,324.5	2,241.2	2,460.3	2,158.9	1,884.0	1,319.0	1,138.5
22,856.0	21,342.7	22,980.9	20,142.0	18,339.2	13,931.3	11,664.8
S$1.6605	S$1.6765	S$1.3995	S$1.4155	S$1.4605	S$1.6085	S$1.6420

UOB Share Price and Turnover


Monthly Turnover ('000)
$ Per Share
92000
88000
84000
80000
76000
72000
68000
64000
60000
56000
52000
48000
44000
40000
36000
32000
28000
24000
20000
16000
12000
8000
4000
23
22
21
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
Monthly Turnover ('000)
$ Per Share
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Share Price+	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Highest ($)	4.54	8.51	9.08	9.19	9.19	9.38	7.86	15.30	15.40	14.20	15.30
Lowest ($)	4.01	4.34	6.66	7.72	7.86	6.77	2.78	5.97	9.40	8.50	11.20
Average ($)	4.28	6.43	7.87	8.46	8.53	8.08	5.32	10.64	12.40	11.35	13.25
Last Done ($)	4.51	8.51	8.76	8.71	8.05	7.91	6.20	14.70	13.00	12.70	11.80

Ratios	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Dividend Cover (no. of times)	4.05	5.52 #	5.81 #	5.14	5.78	3.79	2.50	4.96 #	2.89	2.17	2.17 #
Adjusted Net Asset Value Per Share ($)*	3.25	3.63	3.89	4.40	4.96	5.09	5.62	5.89	6.62	8.09	8.05
Adjusted Earnings Per Share ($)**	0.31	0.52	0.62	0.66	0.74	0.49	0.32	0.72	0.87	0.77	0.68
Dividends Per Share (cents) – Taxable	18.00	28.00	18.00	18.00	18.00	18.00	18.00	20.00	40.00	40.00	58.76 ##
– Tax Exempt	–	–	22.00	–	–	–	–	25.00	–	–	–
Net Dividend Yield (%)++	3.01	3.18	4.47	1.57	1.56	1.65	2.50	3.75	2.42	2.75	3.46
Price Earning Ratio++	13.81	12.37	12.69	12.82	11.53	16.49	16.63	14.78	14.25	14.74	19.49

Dividend cover is 3.48 times for 1993 if the special bonus dividend of 10% less 27% income tax is included, 2.17 times (excluding extraordinary items) for 1994 if the special tax exempt bonus dividend of 22% is included, 1.83 times for 1999 if the special tax exempt bonus dividend of 25% is included, and 1.48 times for 2002 if the interim dividend in specie of 18.76% is included.

Includes interim dividend of 18.76%, paid in specie of shares in Haw Par Corporation Limited.

* *Net asset value per share has been adjusted for bonus issues in 1993, 1995 and 1999, for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date with effect from 2000, and for impact of adopting revised SAS 12: Income Taxes and Interpretation of SAS (INT) 5: Consolidation – Special Purpose Entities with effect from 2001.*

** *Earnings per share has been adjusted for bonus issues in 1993, 1995 and 1999, and rights issue in 1994.*

\+ *Share prices have been adjusted for bonus and/or rights issues.*

++ *Adjusted average share prices have been used in computing net dividend yield and price earning ratio.*

Notes: *(1) On 15 November 1999, UOB's local and foreign share counters were merged and commenced trading on the Singapore Exchange as a single counter.*
(2) Share prices and turnover reflect transactions recorded on the Singapore Exchange.

Statistics of Shareholdings

as at 17 March 2003

Size of Shareholdings	No. of Shareholders	Percentage of Shareholders	No. of Shares	Percentage of Shares
1 - 999	8,763	28.14	2,650,585	0.17
1,000 - 10,000	19,333	62.07	51,415,199	3.27
10,001 - 1,000,000	2,982	9.57	138,638,021	8.82
1,000,001 & Above	68	0.22	1,378,898,820	87.74
	31,146	100.00	1,571,602,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 17 March 2003, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty Largest Shareholders	No. of Shares	Percentage of Shares
DBS Nominees Pte Ltd	257,408,200	16.38
Raffles Nominees Pte Ltd	189,525,264	12.06
United Overseas Bank Nominees (Private) Limited	184,987,287	11.77
Wee Investments Private Ltd	110,909,184	7.06
HSBC (Singapore) Nominees Pte Ltd	102,133,952	6.50
Citibank Nominees Singapore Pte Ltd	94,992,074	6.04
Tai Tak Estates Sdn Bhd	67,445,739	4.29
Wah Hin & Company (Pte) Ltd	65,621,771	4.18
Overseas Union Enterprise Limited	48,337,728	3.08
DB Nominees (S) Pte Ltd	46,704,284	2.97
C Y Wee & Co Pte Ltd	31,645,653	2.01
Overseas Union Bank Nominees (Private) Limited	17,100,054	1.09
Wee Cho Yaw	16,390,248	1.04
Oversea-Chinese Bank Nominees Private Limited	13,975,215	0.89
Tee Teh Sdn Berhad	9,526,954	0.61
Kwan Tee Holdings Pte Ltd	9,112,892	0.58
Ho Sim Guan	5,565,142	0.35
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Chew How Teck And Company (Pte) Limited	5,051,455	0.32
Morgan Stanley Asia (Singapore) Securities Pte Ltd	4,856,972	0.31
	1,286,715,828	81.88

Statistics of Shareholdings

as at 17 March 2003

	Shareholdings Registered in the Name of Substantial Shareholders	Other Shareholdings in which Substantial Shareholders are Deemed to have an Interest	Total Interest	
Substantial Shareholders	*No. of Shares*	*No. of Shares*	*No. of Shares*	*Percentage of Shares*
Lien Ying Chow	316,516	81,321,554 *	81,638,070	5.19
Lien Ying Chow (Pte) Ltd	–	81,221,771 *	81,221,771	5.17
Wah Hin & Company (Pte) Ltd	65,621,771	15,600,000	81,221,771	5.17
Wee Cho Yaw	16,390,248	206,509,557 **	222,899,805	14.18
Wee Ee Cheong	2,794,899	143,951,011 **	146,745,910	9.34
Wee Ee Chao	141,164	114,602,696 **	114,743,860	7.30
Wee Ee Lim	1,606,834	143,933,758 **	145,540,592	9.26
Wee Investments Private Ltd	110,909,021	571,021	111,480,042	7.09

* *Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 81,221,771 shares held by Wah Hin & Company (Pte) Ltd.*

** *Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in 111,480,042 shares held by Wee Investments Private Ltd.*

Changes in Share Capital

The following table sets out the changes in the issued share capital of the Bank from 11 July 1970 (when a public quotation was first obtained for the Bank's ordinary shares) to 31 December 2002:

Date	No. of Ordinary Shares Issued	Source of Increase	Resultant Total Issued Share Capital ($)	No. of Warrants Converted	Resultant Total No. of Issued Warrants 1994	Resultant Total No. of Issued Warrants 1997
11-7-1970	2,500,000	Public Issue at par	25,000,000	–	–	–
6-4-1972	5,000,000	Bonus Issue of 1 for 5	30,000,000	–	–	–
29-4-1972	5,000,000	Rights Issue of 1 for 5 at par	35,000,000	–	–	–
17-12-1972	3,000,000	Placement in Hong Kong	38,000,000	–	–	–
12-4-1973	1,401,405	Acquisition of 54.6% of Lee Wah Bank Limited	39,401,405	–	–	–
23-5-1973	39,401,405	Rights Issue of 1 for 1 at par	78,802,810	–	–	–
30-7-1973 & 31-8-1973	8,073,080	Acquisition of further 28.7% of Chung Khiaw Bank Limited and remaining 45.4% of Lee Wah Bank Limited	86,875,890	–	–	–
21-8-1975	21,718,973	Rights Issue of 1 for 4 at $2.50 per share	108,594,863	–	–	–
13-11-1976	10,859,487	Bonus Issue of 1 for 10	119,454,350	–	–	–
13-12-1976	36,198,288	Rights Issue of 1 for 3 at $3.00 per share	155,652,638	–	–	–
12-5-1978	15,565,264	Bonus Issue of 1 for 10	171,217,902	–	–	–
24-1-1979	4,362,950	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,580,852	–	–	–
27-2-1979	111,500	Share exchange pursuant to a takeover offer made to the shareholders of Singapore Finance Limited	175,692,352	–	–	–
19-10-1979	17,569,236	Bonus Issue of 1 for 10	193,261,588	–	–	–
12-5-1980	19,326,159	Bonus Issue of 1 for 10	212,587,747	–	–	–
6-11-1980	42,517,550	Rights Issue of 1 for 5 at $3.00 per share	255,105,297	–	–	–
12-12-1980 to 12-8-1981	7,889,399	Conversion of Bonds	262,994,696	–	–	–
12-10-1981	65,748,674	Bonus Issue of 1 for 4	328,743,370	–	–	–
26-11-1981	65,748,674	Rights Issue of 1 for 4 at $3.00 per share	394,492,044	–	–	–
17-8-1987 to 22-10-1987	38,156,025	Share exchange pursuant to a takeover offer made to the shareholders of Industrial & Commercial Bank Limited	432,648,069	–	–	–
20-2-1988	15,230,903	Share exchange issued to Chung Khiaw Bank Limited shareholders pursuant to the scheme of arrangement dated 21 December 1987	447,878,972	–	–	–
27-5-1989	55,984,871	Bonus Issue of 1 for 8	503,863,843	–	–	–
6-12-1989	–	Warrants issued in connection with the 1.5% Unsecured Loan Stock 1989/1994	503,863,843	–	41,988,653	–
30-12-1989	16,211	Exercise of Warrants 1994	503,880,054	16,211	41,972,442	–
13-1-1990 to 15-5-1990	470,963	Exercise of Warrants 1994	504,351,017	470,963	41,501,479	–
28-5-1990	50,435,102	Bonus Issue of 1 for 10	554,786,119	–	41,501,479	–
8-6-1990 to 31-12-1990	2,870,183	Exercise of Warrants 1994	557,656,302	2,870,183	38,631,296	–
15-1-1991	2,101,829	Exercise of Warrants 1994	559,758,131	2,101,829	36,529,467	–
to 31-12-1991	308,000	Exercise of Executives' Share Options	560,066,131	–	36,529,467	–
15-1-1992	12,805,838	Exercise of Warrants 1994	572,871,969	12,805,838	23,723,629	–
to 26-6-1992	427,000	Exercise of Executives' Share Options	573,298,969	–	23,723,629	–

Changes in Share Capital

Date	No. of Ordinary Shares Issued	Source of Increase	Resultant Total Issued Share Capital ($)	No. of Warrants Converted	Resultant Total No. of Issued Warrants 1994	Resultant Total No. of Issued Warrants 1997
26-6-1992	–	Warrants issued in connection with the 5% Unsecured Bond 1992/1997	573,298,969	–	23,723,629	71,542,884
17-7-1992	893,597	Exercise of Warrants 1994	574,192,566	893,597	22,830,032	71,542,884
to 31-12-1992	808,926	Exercise of Warrants 1997	575,001,492	808,926	22,830,032	70,733,958
	33,000	Exercise of Executives' Share Options	575,034,492	–	22,830,032	70,733,958
21-1-1993	8,530,904	Exercise of Warrants 1994	583,565,396	8,530,904	14,299,128	70,733,958
to 17-9-1993	550,762	Exercise of Warrants 1997	584,116,158	550,762	14,299,128	70,183,196
	3,321,000	Exercise of Executives' Share Options	587,437,158	–	14,299,128	70,183,196
28-9-1993	73,429,644	Bonus Issue of 1 for 8	660,866,802	–	–	78,956,095
5-10-1993	1,891,445	Exercise of Warrants 1994	662,758,247	1,891,445	12,407,683	78,956,095
to 31-12-1993	181,105	Exercise of Warrants 1997	662,939,352	181,105	12,407,683	78,774,990
	147,000	Exercise of Executives' Share Options	663,086,352	–	12,407,683	78,774,990
13-1-1994	3,100,493	Exercise of Warrants 1994	666,186,845	3,100,493	9,307,190	78,774,990
to 9-6-1994	1,460,531	Exercise of Warrants 1997	667,647,376	1,460,531	9,307,190	77,314,459
	1,654,000	Exercise of Executives' Share Options	669,301,376	–	9,307,190	77,314,459
28-6-1994	66,915,064	Rights Issue of 1 for 10 at $3.50 per share (local) and $4.12 per share (foreign)	736,216,440	–	9,307,190	82,034,979
30-6-1994	8,952,267	Exercise of Warrants 1994	745,168,707	8,952,267	354,923	82,034,979
to 31-12-1994	3,612,759	Exercise of Warrants 1997	748,781,466	3,612,759	–	78,422,220
	166,000	Exercise of Executives' Share Options	748,947,466	–	–	78,422,220
16-1-1995	9,027,269	Exercise of Warrants 1997	757,974,735	9,027,269	–	69,394,951
to 12-5-1995	1,497,000	Exercise of Executives' Share Options	759,471,735	–	–	69,394,951
3-6-1995	151,894,347	Bonus Issue of 1 for 5	911,366,082	–	–	83,273,941
3-7-1995	247,950	Exercise of Warrants 1997	911,614,032	247,950	–	83,025,991
to 29-12-1995	44,000	Exercise of Executives' Share Options	911,658,032	–	–	83,025,991
15-1-1996	28,081,987	Exercise of Warrants 1997	939,740,019	28,081,987	–	54,944,004
to 31-12-1996	326,000	Exercise of Executives' Share Options	940,066,019	–	–	54,944,004
16-1-1997	54,465,975	Exercise of Warrants 1997	994,531,994	54,465,975	–	478,029
to 29-12-1997	171,000	Exercise of Executives' Share Options	994,702,994	–	–	–
1-1-1998 to 15-1-1998	33,000	Exercise of Executives' Share Options	994,735,994	–	–	–
1-1-1999 to 11-11-1999	4,625,000	Exercise of Executives' Share Options	999,360,994	–	–	–
12-11-1999	52,322,837	Bonus Issue of 50 for 1,000 local shares and 56 for 1,000 foreign shares	1,051,683,831	–	–	–
13-11-1999 to 31-12-1999	178,000	Exercise of Executives' Share Options	1,051,861,831	–	–	–
4-1-2000 to 31-12-2000	589,000	Exercise of Executives' Share Options	1,052,450,831	–	–	–
3-1-2001 to 6-9-2001	366,000	Exercise of Executives' Share Options	1,052,816,831	–	–	–
20-9-2001 to 26-10-2001	518,280,794	Acquisition of 100% of Overseas Union Bank Limited	1,571,097,625	–	–	–
7-12-2001 to 31-12-2001	11,000	Exercise of Executives' Share Options	1,571,108,625	–	–	–
3-1-2002 to 31-12-2002	494,000	Exercise of Executives' Share Options	1,571,602,625	–	–	–

Banking Services

Singapore

United Overseas Bank Limited
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

United Overseas Bank Limited has 59 branches in Singapore (including 2 OUB branches).

Far Eastern Bank Limited
(a subsidiary)
156 Cecil Street, #01-00
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6221 9055
Facsimile: (65) 6224 2263
Telex: RS 23029 FEBANK
Website: www.uobgroup.com

Far Eastern Bank Limited has 3 branches in Singapore.

Australia

UOB Sydney Branch
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Regional Head, Australia & New Zealand: Peter Mackinlay
General Manager: Kevin Yung Kin Man

Brunei

UOB Bandar Seri Begawan Branch
RBA Plaza, Unit G5
Jalan Sultan
Bandar Seri Begawan BS8811
Telephone: (673)(2) 225 477/222 210/220 380
Facsimile: (673)(2) 240 792
Cable: OVERSUNION BSB
Telex: OUB BU 2256
Email: uobbsb@brunet.bn
General Manager: Sia Kee Heng

UOB Kuala Belait Branch
Chinese Chamber of Commerce Building
Ground Floor
Lot 104, Jalan Bunga Raya
Kuala Belait KA1131
Telephone: (673)(3) 331 889/341 012
Facsimile: (673)(3) 331 391
Email: uobkb@brunet.bn
Branch Manager: Monica Suharju (Mrs)

Canada

UOB Vancouver Branch
Vancouver Centre, Suite 310
650 West Georgia Street
P O Box 11616
Vancouver, British Columbia
Canada V6B 4N9
Telephone: (1)(604) 662 7055
Facsimile: (1)(604) 662 3356
Telex: 04-507520 TYEHUA VCR
Email: UOB.Canada@UOBgroup.com
General Manager: Koh Kok Jin

China

UOB Beijing Branch
2513, China World Trade Centre
Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
Telephone: (86)(10) 6505 1863
Facsimile: (86)(10) 6505 1862
Email: UOB.Beijing@UOBgroup.com
General Manager:
Anthony Liau Guan Siang

UOB Guangzhou Branch
Guangzhou Aether Square, Unit 205
986 Jie Fang Bei Road
Guangdong Province
Guangzhou 510040
Telephone: (86)(20) 8667 6029
Facsimile: (86)(20) 8667 0779
Telex: 440931 UOBGZ CN
Email: UOB.Guangzhou@UOBgroup.com
General Manager: Freddy Lim Ah Tee

UOB Shanghai Branch
2201 Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
Telephone: (86)(21) 5047 3688
Facsimile: (86)(21) 5047 8688
Telex: 33170 UOBSH CN
SWIFT: UOVBCN22SHB
Email: UOB.Shanghai@UOBgroup.com
General Manager: Oh Eng Lock

UOB Shenzhen Branch
Di Wang Commercial Centre
Shun Hing Square
Unit 2, G2 Floor
5002 Shennan Road East
Shenzhen 518008
Telephone: (86)(755) 8246 1298
Facsimile: (86)(755) 8246 3326
Telex: 420385 OUB SZ CN
Email: UOB.Shenzhen@UOBgroup.com
General Manager: Lim Tow Meng

Our International Network

UOB Xiamen Branch
United Overseas Bank Building
Unit 01-01
19 Hubin Bei Road
Xiamen 361012
Telephone: (86)(592) 508 1601/2/3/4
Facsimile: (86)(592) 508 1605
Telex: 923079 UOBXM CN
Email: UOB.Xiamen@UOBgroup.com
General Manager: Soh Ek Chor

UOB Chengdu Representative Office
Holiday Inn Crowne Plaza, Room 405
31 Zong Fu Street
Chengdu
Sichuan 610016
Telephone: (86)(28) 8674 8618
Facsimile: (86)(28) 8674 8638
Chief Representative:
John Ang Wee Pheng

Hong Kong S.A.R.

UOB Central Branch
Ground Floor
54-58 Des Voeux Road
Central
Telephone: (852) 2842 5666
Facsimile: (852) 2537 7890
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Hong Kong Main Branch
Edinburgh Tower, 5/F
15 Queen's Road
Central
Telephone: (852) 2521 1521/
2910 8888
Facsimile: (852) 2810 5506
Telex: 74581 TYHUA HX
SWIFT: UOVBHKHH
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Landmark Branch
Gloucester Tower
Suite 2504-2506, 25/F
The Landmark
11 Pedder Street
Central
Telephone: (852) 2532 6888
Facsimile: (852) 2530 9666
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Mongkok Branch
794 Nathan Road
Ground Floor
Kowloon
Telephone: (852) 2381 2292
Facsimile: (852) 2397 4564
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

UOB Sheung Wan Branch
Cosco Tower
Units 1607-1614, 16/F
183 Queen's Road
Central
Telephone: (852) 2910 8833
Facsimile: (852) 2810 5773/2537 7653
Email: UOB.HongKong@UOBgroup.com
Chief Executive Officer:
Robert Chan Tze Leung
Deputy Chief Executive Officer:
Chow Yew Hon

Indonesia

UOB Jakarta Representative Office
Menara BCD, 2nd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6382
Facsimile: (62)(21) 250 6379
Chief Representative:
Utami Dewi Suhadi (Ms)

PT Bank UOB Indonesia
(a subsidiary)
Menara BCD, 1st-3rd Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 6330
Facsimile: (62)(21) 250 6331
Telex: 60418 UOB IA
SWIFT: UOBBIDJA
Email: UOB.Jakarta@UOBgroup.com
President Director: Chua Kim Hay
Deputy President Director:
James Lim Tian Pher

PT Bank UOB Indonesia has
8 branches in Indonesia.

Japan

UOB Tokyo Branch
Shin Kokusai Building, 3-4-1
Marunouchi, Chiyoda-ku
Tokyo 100-0005
Telephone: (81)(3) 3216 4251
Facsimile: (81)(3) 3216 4254
Cable: TYEHUABANK
Telex: J22178 TYEHUA J
SWIFT: UOVBJPJT
Email: UOB.Tokyo@UOBgroup.com
General Manager: Seah Kok Thye

Malaysia

UOB Labuan Branch
Level 6A, Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87000 Labuan F T
Telephone: (60)(87) 424 388
Facsimile: (60)(87) 424 389
Telex: MA 85096 TYEHUA
Email: uoblbn@tm.net.my
General Manager: Ho Fong Kun (Ms)

United Overseas Bank (Malaysia) Bhd
(a wholly-owned subsidiary)
Menara UOB
Jalan Raja Laut
P O Box 11212
50738 Kuala Lumpur
Telephone: (60)(3) 2692 7722
Facsimile: (60)(3) 2691 0281
Cable: BANKUOBM KUALA LUMPUR
Telex: UOBMMP MA 31877
SWIFT: UOVBMYKL
Email: uob121@uob.com.my
Managing Director & Chief Executive:
Francis Lee Chin Yong

United Overseas Bank (Malaysia) Bhd has 37 branches in Malaysia.

Myanmar

UOB Yangon Representative Office
48 Aung Teza Street, 6th Ward
High Land Avenue
Mayangone Township
Yangon
Telephone: (95)(1) 667 818
Facsimile: (95)(1) 544 126
Email: UOB.Yangon@UOBgroup.com
Representative: U Hla Thaung

Philippines

United Overseas Bank Philippines
(a subsidiary)
Pacific Star Building
17th Floor
Sen. Gil Puyat corner Makati Avenue
Makati City
Telephone: (63)(2) 878 8686
Facsimile: (63)(2) 811 5917
SWIFT: UOVBPHMM
Email: info@uob.com.ph
President & Chief Executive Officer:
Chua Teng Hui
Deputy President & Deputy Chief Executive Officer: Wang Lian Khee

United Overseas Bank Philippines has 67 branches in the Philippines.

South Korea

UOB Seoul Branch
Suite 1508, Kyobo Building 1, 1-Ka
Chongro, Chongro-ku
Seoul 110-714
Telephone: (82)(2) 739 3916/9
Facsimile: (82)(2) 730 9570
Telex: K28978 TYEHUA
Email: UOB.Seoul@UOBgroup.com
General Manager: Liew Chan Harn

Taiwan

UOB Taipei Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2715 0125
Facsimile: (886)(2) 2713 7456
Telex: 26147 TYEHUA
Email: UOB.Taipei@UOBgroup.com
General Manager: Teh Wee Jin

Thailand

UOB Bangkok International Banking Facility
UOB Radanasin Bank Building
10th Floor
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 259 6220/1
Facsimile: (66)(2) 259 4470
Email: uobbkk@cscoms.com
General Manager:
Dr Ratsuvon Pidpayon

UOB Radanasin Bank Public Company Limited
(a subsidiary)
UOB Radanasin Bank Building
690 Sukhumvit Road
Klongton, Klongtoey
Bangkok 10110
Telephone: (66)(2) 260 0090 to 119
Facsimile: (66)(2) 260 5310/1
Telex: 20820 UOBRTH
SWIFT: RSBXTHBK
Website: www.uob-radanasin.co.th
Chief Executive Officer: Gan Hui Beng

UOB Radanasin Bank Public Company Limited has 36 branches in Thailand.

United Kingdom

UOB London Branch
19 Great Winchester Street
London EC2N 2BH
Telephone: (44)(207) 628 3504
Facsimile: (44)(207) 628 3433
Cable: TYEHUABANK
Telex: 8954292 TYEHUA G
SWIFT: UOVBGB2L
Email: UOB.London@UOBgroup.com
General Manager:
George Lim Phoon Seng

United States of America

UOB New York Agency
UOB Building
592 Fifth Avenue
10th Floor, 48th Street
New York, NY 10036
Telephone: (1)(212) 382 0088
Facsimile: (1)(212) 382 1881
Cable: TYEHUABANK NEW YORK
Telex: 232265 TYEHUA
SWIFT: UOVBUS33
Email: UOB.NewYork@UOBgroup.com
Agent & General Manager:
Wong Kwong Yew

UOB Los Angeles Agency
911 Wilshire Boulevard
Ground Floor, Los Angeles
California 90017-3478
Telephone: (1)(213) 623 8042
Facsimile: (1)(213) 623 3412
Cable: TYHUABANK LOS ANGELES
Telex: 6831011 TYHUA
Email: UOB.LosAngeles@UOBgroup.com
Agent & General Manager:
Chen Hoong

Vietnam

UOB Ho Chi Minh City Branch
Central Plaza Office Building
Ground Floor
17 Le Duan Boulevard
District 1
Ho Chi Minh City
Telephone: (84)(8) 825 1424
Facsimile: (84)(8) 825 1423
Telex: 813221 UOBHCM VT
SWIFT: UOVBVNVX
Email: UOB.HoChiMinhCity@UOBgroup.com
General Manager: Thng Tien Tat

Correspondents

In all principal cities of the world

Related Financial Services

Gold/Futures Dealing

Singapore

UOB Bullion and Futures Limited
(a wholly-owned subsidiary)
80 Raffles Place, 5th Storey
UOB Plaza 1
Singapore 048624
Telephone: (65) 6539 2929/
6535 7122
Facsimile: (65) 6538 3990
Email: BullionFutures@UOBgroup.com
Managing Director & Chief Executive
Officer: Wong Chong Fatt

Taiwan

UOB Bullion and Futures Limited, Taiwan Branch
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2545 6163
Facsimile: (886)(2) 2719 9434
Email: vincentcheng@mail.apol.com.tw
Manager: Vincent Cheng Chih Jung

Insurance

Singapore

United Overseas Insurance Limited
(a subsidiary)
156 Cecil Street, #09-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6222 7733
Facsimile: (65) 6224 2718
Email: ContactUs@uoi.com.sg
Managing Director:
David Chan Mun Wai

UOB Life Assurance Limited
(a subsidiary)
156 Cecil Street, #10-01
Far Eastern Bank Building
Singapore 069544
Telephone: (65) 6227 8477
Facsimile: (65) 6221 5657
Email: uoblife@UOBgroup.com
Managing Director:
Raymond Kwok Chong See

Hong Kong S.A.R.

UOB Insurance (H.K.) Limited
(a subsidiary)
Worldwide House, 16/F
19 Des Voeux Road
Central
Telephone: (852) 2867 7988
Facsimile: (852) 2810 0218
Telex: 74542 ASIAN HX
Director: David Chan Mun Wai

Indonesia

PT UOB Life - Sun Assurance
(a subsidiary)
Menara BCD, 15th Floor
Jalan Jend. Sudirman Kav. 26
Jakarta 12920
Telephone: (62)(21) 250 0888
Facsimile: (62)(21) 250 0908

PT UOB Life - Sun Assurance has
2 offices in Indonesia.

Investment Management

Singapore

UOB Asset Management Ltd
(a wholly-owned subsidiary)
80 Raffles Place, 3rd Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6532 7988
Facsimile: (65) 6535 5882
Email: UOBAM@UOBgroup.com
Managing Director &
Chief Investment Officer:
Daniel Chan Choong Seng

UOB Venture Management Private Limited
(a wholly-owned subsidiary)
80 Raffles Place, 30th Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 2268
Facsimile: (65) 6538 2569
Email: uobvm@uobvm.com.sg
Managing Director: Quek Cher Teck

China

UOB Investment Consultancy (Beijing) Limited
(a subsidiary)
Jing Xin Building, 6/F
No. 2 Dong Shan Huan North Road
Chaoyang District
Beijing 100027
Telephone: (86)(10) 6466 0826
Facsimile: (86)(10) 8451 3387
Email: info@uobvm.com.cn
Deputy General Manager: Li Zhi Liang

UOB Venture Management (Shanghai) Co., Ltd
(a wholly-owned subsidiary)
Jin Mao Tower, 31/F
88 Century Boulevard
Pudong New Area
Shanghai 200120
Telephone: (86)(21) 2890 9677
Facsimile: (86)(21) 2890 9288
Email: info@uobvm.com.cn
Deputy General Manager:
Tang Boo Teck

SZVC-UOB Venture Management Co., Ltd
(an associate)
Investment Building, No. 4009
11 Shennan Road
Futian Centre District
Shenzhen
Telephone: (86)(755) 8291 2888
Facsimile: (86)(755) 8291 2880
Email: info@uobvm.com.cn
General Manager: Chua Wee Liang

France

UOB Global Capital SARL
(a subsidiary)
40 rue La Perouse
75116 Paris
Telephone: (33)(1) 5364 8400
Facsimile: (33)(1) 5364 8409
Email: michael.landau@uobgc.com
Managing Director: Michael Landau

Malaysia

UOB-OSK Asset Management Sdn Bhd
(a subsidiary)
Menara UOB, Level 13
Jalan Raja Laut
50350 Kuala Lumpur
Telephone: (60)(3) 2732 1181
Facsimile: (60)(3) 2732 1100
Email: oskam@po.jaring.my
Chief Executive Officer:
Tan Kok Kheng

Taiwan

UOB Investment Advisor (Taiwan) Ltd
(a wholly-owned subsidiary)
Union Enterprise Plaza, 10th Floor
109 Minsheng East Road
Section 3
Taipei 105
Telephone: (886)(2) 2719 7005
Facsimile: (886)(2) 2545 6591
Email: uobiatp@seed.net.tw
Manager: Tracy Yin (Ms)

United States of America

UOB Global Capital LLC
(a subsidiary)
UOB Building
592 Fifth Avenue
Suite 602, 48th Street
New York, NY 10036
Telephone: (1)(212) 398 6633
Facsimile: (1)(212) 398 4030
Email: dgoss@uobglobal.com
Managing Director: David Goss

UOB Venture Management (USA) Inc.
(a wholly-owned subsidiary)
710 Lakeway Drive, Suite 250
Sunnyvale, California
CA 94086
Telephone: (1)(408) 530 1900
Facsimile: (1)(408) 530 1919
Email: kwseah@uobvm.com.sg
Deputy Managing Director:
Seah Kian Wee

Merchant Banking

Singapore

UOB Asia Limited
(a wholly-owned subsidiary)
80 Raffles Place, 21st Storey
UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 3171
Facsimile: (65) 6534 0409
Email: Michael.SngBH@UOBgroup.com
Managing Director:
Michael Sng Beng Hock

Australia

UOB Australia Limited
(a wholly-owned subsidiary)
United Overseas Bank Building
Level 9, 32 Martin Place
Sydney, NSW 2000
Telephone: (61)(2) 9221 1924
Facsimile: (61)(2) 9221 1541
Telex: AA 73507 TYHUA
SWIFT: UOVBAU2S
Email: UOB.Sydney@UOBgroup.com
Director & Regional Head, Australia & New Zealand: Peter Mackinlay
Director & General Manager:
Kevin Yung Kin Man

Hong Kong S.A.R.

UOB Asia (Hong Kong) Limited
(a wholly-owned subsidiary)
Aon China Building
Suite 601, 6/F
29 Queen's Road
Central
Telephone: (852) 2868 2633
Facsimile: (852) 2840 0438
Email: uobahk@uobahk.com
Executive Director:
Calfred Yung Wai Kai

Stockbroking

Singapore

UOB-Kay Hian Holdings Limited
(an associate)
80 Raffles Place, #30-01
UOB Plaza 1
Singapore 048624
Telephone: (65) 6533 2936/
6535 6868
Facsimile: (65) 6532 6919
Telex: RS 24085
Website: www.uobkayhian.com
Managing Director: Wee Ee Chao

Notice of Annual General Meeting

Notice is hereby given that the **Sixty-First Annual General Meeting** of members of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 8 May 2003 at 12.00 noon to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2002.

Resolution 2 To declare a Final Dividend of 25% less income tax for the year ended 31 December 2002.

Resolution 3 To approve Directors' fees of $658,750 for 2002 (2001: $410,000).

Resolution 4 To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Koh Beng Seng.

Resolution 6 Mr Ernest Wong Yuen Weng.

Resolution 7 Mr Philip Yeo Liat Kok.

Resolution 8 Dr Cham Tao Soon.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 9 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 (a) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme ("the 1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the 1999 Scheme and under the UOB Executives' Share Option Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 11 (b) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 4, 6, 7, 8, 9, 10 and 11

Resolution 4 – The Audit Committee has nominated Messrs PricewaterhouseCoopers for appointment as the Company's auditors and Messrs PricewaterhouseCoopers have expressed their willingness to accept re-appointment.

Resolution 6 is to re-elect Mr Ernest Wong Yuen Weng who is an independent member and Chairman of the Audit Committee.

Resolution 7 is to re-elect Mr Philip Yeo Liat Kok who is an independent member of the Audit Committee and Remuneration Committee.

Resolution 8 is to re-elect Dr Cham Tao Soon who is an independent member of the Audit Committee, Nominating Committee and Remuneration Committee.

Resolution 9 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee, and a non-independent member of the Nominating Committee.

Resolution 10 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme ("the 1999 Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999 and the UOB Executives' Share Option Scheme ("ESOS") which was approved at the Extraordinary General Meeting of the Company on 10 February 1990. A copy of the Regulations of the 1999 Scheme and ESOS is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 11 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 12 April 2003

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.

Proxy Form

IMPORTANT
1 For investors who have used their CPF monies to buy shares of United Overseas Bank Limited, the Annual Report 2002 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.



UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

I/We ____ (Name)

of ____ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	NRIC/Passport Number	Proportion of Shareholdings	
		No. of Shares	%
Address			

and/or*

Name	NRIC/Passport Number	Proportion of Shareholdings	
		No. of Shares	%
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy to attend and to vote for me/us on my/our behalf at the Sixty-First Annual General Meeting of the Company to be held at the Penthouse, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 8 May 2003 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	Ordinary Resolutions	For	Against
1	Financial Statements, Directors' Report and Auditors' Report		
2	Final Dividend		
3	Directors' Fees		
4	Auditors and their Remuneration		
5	Re-election (Mr Koh Beng Seng)		
6	Re-election (Mr Ernest Wong Yuen Weng)		
7	Re-election (Mr Philip Yeo Liat Kok)		
8	Re-election (Dr Cham Tao Soon)		
9	Re-appointment (Mr Wee Cho Yaw)		
10	Authority to Issue Shares (Share Option)		
11	Authority to Issue Shares (General)		

Dated this ____________ day of ______________________ 2003

Shares in:	No. of Shares
(i) Depository Register	
(ii) Register of Members	
Total	

____

Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

1st FOLD

2nd FOLD

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

3rd FOLD AND GLUE OVERLEAF. DO NOT STAPLE.



UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624

Telephone (65) 6533 9898
Facsimile (65) 6534 2334
Website www.uobgroup.com

Design and production by Citigate Su Yeang Design Pte Ltd • Printing by UIC Printing and Packaging Pte Ltd



UNITED OVERSEAS BANK LIMITED

SUMMARY FINANCIAL REPORT 2002

United | for Growth

United | for Growth

With the successful integration of Overseas Union Bank in 2002, we have taken another important step towards our growth in Singapore and the region. Looking ahead, we will continue to actively grow the Bank – by growing our customers' wealth, growing our portfolio of products, growing the returns to our shareholders, and growing our staff in knowledge and skills. These four constituent components of our growth, like ripples in a pond moving outward in an ever-growing circle, will propel us to be a premier bank in the Asia-Pacific.

Contents

All figures in this Summary Financial Report are in Singapore dollars unless otherwise specified.

2003年4月

尊敬的股东

2002年是大华银行进行整合和增长的一年。我们在此附上本行的2002年财务报告摘要，让您了解银行及集团显著的发展与业绩。这份财务报告摘要包括董事部的简报以及截至2002年12月31日经审核的银行及集团的全年财务报表摘要。

如果您想要一本2002年常年报告书（包括董事部报告和银行及集团的完整财务报表），您只需填写在财务报告摘要末的索取表格并寄给我们。今年4月下旬，您也可在我们的网站 www.uobgroup.com 查阅2002年常年报告书。

加强投资者关系网站的功能

我们不断努力改进为您提供的服务。借此机会通知您，我们已经加强了设在 www.uobgroup.com 的投资者关系网站。除了现有的股东信息，我们也增设了多项功能。您可进行的事项包括：

- 查阅我们的业绩介绍的网上广播；
- 通过我们的电邮提示随时获得重要的公司资讯；及
- 使用我们设计的网络联结（hyperlinks）通往特选网站，以方便地获得有用的信息。

我们希望这些新功能将能更好地帮助您了解与您在本行投资有关的事项。

若您有任何询问或需要更多资料，请联络我们的投资者关系部。您可拨电6539 4439 或 6539 4416 或电邮至 InvestorRelations@UOBgroup.com。

蔡惠萍
高级副总裁
投资者关系部主管
谨启

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place UOB Plaza Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
Website www.uobgroup.com

April 2003

Dear Valued Shareholder

2002 has been a year of both consolidation and growth for United Overseas Bank, and we are pleased to bring to you the significant developments and performance of the Bank and the Group in our enclosed Summary Financial Report 2002. This Report contains a summary of the directors' report and of the audited financial statements of the Bank and the Group for the financial year ended 31 December 2002.

If you would like to receive a copy of the Annual Report, which is a separate report containing the directors' report and the full financial statements of the Bank and the Group for 2002, simply complete the Request Form that you can find at the end of the Summary Financial Report and send your request back to us. The Annual Report 2002 will also be available on our website at www.uobgroup.com by end-April 2003.

An Enhanced Investor Relations Website

As we strive to constantly improve our services to you, we would also like to take this opportunity to inform you of our enhanced Investor Relations website at www.uobgroup.com. In addition to the existing shareholder information, we have added more useful features that include enabling you to do the following:

- View webcasts of our results briefings;
- Be kept informed of important corporate news through our email alerts; and
- Use the hyperlinks that we have created to selected websites for convenient access to useful information.

We hope that these new features will keep you better updated on events that relate to your investments with us.

Please do not hesitate to contact our Investor Relations team at 6539 4439 or 6539 4416 or email us at InvestorRelations@UOBgroup.com should you have any question or require more information.

Yours faithfully


for Growth



Iris Chua
Senior Vice President
Head, Investor Relations

Our Mission

To be a premier bank in the Asia-Pacific region, committed to providing quality products and excellent customer service.



248 offices around the world

Singapore	62
Philippines	67
Malaysia	39
Thailand	37
Indonesia	11
China	8
Hong Kong S.A.R.	6
USA	4
Taiwan	3
Australia	2
Brunei	2
Canada	1
France	1
Japan	1
Myanmar	1
South Korea	1
United Kingdom	1
Vietnam	1

United Overseas Bank (UOB) is a leading bank in Singapore with an international network that comprises 248 offices in 18 countries and territories in the Asia-Pacific region, Western Europe and North America.

United | for Growth

It has a banking subsidiary, Far Eastern Bank, in Singapore, while its banking subsidiaries in the region are United Overseas Bank (Malaysia), PT Bank UOB Indonesia, UOB Radanasin Bank in Thailand and United Overseas Bank Philippines.

UOB provides a wide range of financial services through its global network of branches, offices and subsidiaries: personal financial services, private banking, trust services, commercial and corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, proprietary investments, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings.

UOB's total card base of more than 1 million firmly places it in the top position in credit and Visa debit cards in Singapore. UOB is also the market leader in loans to small and medium-sized enterprises and a recognised leader in the personal loans business.

Through its other subsidiaries and associates (principally the United Overseas Land Group), UOB also has diversified interests in travel, leasing, property development and management, hotel operations and general trading.

UOB is rated among the world's top banks by Moody's Investors Service, receiving B+ for Bank Financial Strength, and Aa2 and Prime-1 for long-term and short-term deposits respectively.

Performance in Brief

	The Group		
	2002	2001	Increase/ Decrease
Profit For The Year ($'000)			
Profit before tax	1,433,570	1,197,562	19.7%
Net profit after tax	1,064,200	924,579	15.1%
Selected Balance Sheet Items As At Year-End ($'000)			
Customer loans (net of provisions)	58,884,007	60,892,094	- 3.3%
Customer deposits	67,918,581	74,451,684	- 8.8%
Total assets	107,469,421	113,888,094	- 5.6%
Shareholders' funds	12,652,638	12,716,839	- 0.5%
Financial Ratios			
Basic earnings per share (cents)	67.7	77.3	- 12.4%
Return on average shareholders' funds (%)	8.3	10.8	- 2.5% points
Return on average total assets (%)	0.98	1.16	- 0.18% point
Expense to income ratio (%)	34.9	39.3	- 4.4% points
Dividend rates (%)			
– Interim and final	58.8	40.0	18.8% points
Net asset value per share ($)	8.05	8.09	- 0.5%
Capital adequacy ratios (BIS) (%)			
– Tier 1 capital	12.2	11.8	0.4% point
– Total capital	15.3	18.5	- 3.2% points



Growing our Regional Business

Wee Cho Yaw
Chairman & Chief Executive Officer

2002 Review

Contrary to general expectations, the second half of 2002 did not witness a dramatic improvement in the world economy. Weighed down by accounting scandals in the US and, to a lesser extent, Europe, and the threat of a war in Iraq, the world economy moved at a sluggish pace. The bombs set off by terrorists in Bali in October cast a further pall on the regional economies.

Singapore's electronic exports were hard hit, as was the property market. Consequently, the Singapore economy only grew by 2% against earlier estimates of up to 5% growth.

The UOB Group and the Bank were affected by the slower growth. We were, however, able to achieve UOB's integration with Overseas Union Bank (OUB) in June, way ahead of schedule, and hence we were able to enjoy the benefits of the business synergies much sooner.

2002 Performance and Dividend

Bolstered by the business synergies arising from our acquisition of OUB, the UOB Group achieved an After-Tax Profit of $1.064 billion in 2002, representing an increase of 15.1% over 2001. Return on average shareholders' funds (ROE) decreased from 10.8% to 8.3%, and basic earnings per share dropped from 77.3 cents to 67.7 cents.

As at 31 December, the Group had total assets of $107.5 billion, down from $113.9 billion at the end of 2001. Reflecting the sluggish business environment, loans outstanding dropped slightly from $60.9 billion to $58.9 billion. Non-bank deposits also dropped from $74.5 billion to $67.9 billion. Non-Performing Loans (NPLs) also decreased from $6.0 billion to $5.7 billion, while total cumulative specific and general provisions increased from $3.3 billion to $3.5 billion.

Profit growth was derived mainly from higher net interest income, higher fee and commission income, gains from the divestment by distribution in specie of its Haw Par Corporation shares as well as higher contributions from associates. These were offset by lower dealing income, higher operating expenses, higher goodwill amortisation charges and higher specific provision for loans.

Because of its smaller size, Far Eastern Bank continued to face intense competition in 2002. After-Tax Profit fell slightly, from $7.9 million to $7.6 million. The year was a difficult one for the insurance industry as a result of the terrorist attacks and the poor investment climate. Our subsidiary, United Overseas Insurance, was also affected and its After-Tax Profit declined from $9.9 million to $6.3 million.

Among our regional banking subsidiaries, United Overseas Bank (Malaysia) [UOBM] achieved a 117% jump in profit to $146.5 million. This was, in part, attributable to the strong economic rebound in Malaysia and, in part, due to the successful integration of UOBM with Overseas Union Bank (Malaysia). UOB Radanasin Bank also benefited from the robust growth of Thai exports and its consumer banking portfolio. It managed to reduce its loss from $28 million to $7.8 million. Reflecting the slow progress of the Indonesian economy, PT Bank UOB Indonesia saw a slight increase in its After-Tax Profit to $15.1 million. United Overseas Bank Philippines reported a loss of $34 million, compared with a loss of $34.7 million the previous year.

The UOB Board proposes that $400 million be transferred to reserves, and recommends a final dividend of 25% less 22% income tax. Together with the interim dividend of 15%, and the interim dividend of 18.8% paid in specie of shares in Haw Par Corporation, the total dividend for 2002 is 58.8%.

Corporate Developments

The year under review saw several major corporate developments.

On 16 June, all systems of the former OUB were successfully integrated with UOB's. Customers of the combined Bank were thus able to enjoy seamless transactions and a wider range of products and services. Thanks to the work put in by management and staff, integration was achieved within eight months instead of the originally estimated 12 to 18 months.

On 3 June, Industrial & Commercial Bank (ICB) was delisted from the Singapore Exchange following UOB's acquisition of all the shares of the subsidiary. On 28 August, ICB was effectively merged with UOB. The consolidation of ICB will further improve the efficient use of our resources.

In July, UOB acquired the remaining 40% shares of United Overseas Bank Philippines, making the Filipino bank a 100% owned subsidiary.

In September, UOB acquired 9,550 shares representing 19.1% of the issued and paid-up capital of PT Bank UOB Indonesia. After the acquisition, UOB's equity interest in PT Bank UOB Indonesia was raised to 99%.

In November, UOBM formed a life and general insurance joint venture with the DRB-HICOM Group to grow our bancassurance business in Malaysia.

In December, UOB distributed, in specie, 64,251,957 ordinary shares of Haw Par Corporation, representing 31.12% of the issued share capital of the company held by the Bank, to UOB shareholders. For every 1,000 UOB shares, the UOB shareholder received 40.88 Haw Par Corporation shares. The divestment was in compliance with the Monetary Authority of Singapore's requirement for financial institutions to reduce their shareholding in non-financial companies to not more than 10% of the companies' issued share capital by July 2004.

On 19 December, UOB's scheme of arrangement to reorganise the share capital of its finance company, Overseas Union Trust (OUT), was effected and the company became a fully-owned subsidiary of UOB. OUT's shares were delisted on the following day.

Chairman's Statement

In line with our strategy to expand our business activities in Greater China, our Representative Office in Beijing was upgraded to a full branch in November. During the year, our Shenzhen Branch was granted a licence to conduct Renminbi transactions for foreign companies and nationals, while our Shanghai Branch was licensed to offer foreign currency services to local companies and individuals in China. UOB Shanghai Branch is also an Authorised Approving Centre for capital accounts, making UOB the first South-East Asian bank to handle such capital account transactions in Shanghai.

During the year, we also established a RMB300 million investment company in Beijing with the Oxford Cambridge Investment Group and Shandong Hi-Tech Investment Company Limited, and launched the UOB Credit Card in Hong Kong S.A.R.

At home, we continued to build up our IT infrastructure and rationalise our branch operations to further upgrade our customer service. The newly established Operations Sector has also achieved significant progress in implementing straight-through processing for the convenience of customers.

2003 Prospects

The 2003 business climate is clouded with uncertainties. The war in Iraq and its aftermath will have a significant impact on the world economy.

In Singapore, the official estimate is a growth of between 2% to 5%, the wide variation being a reflection of the uncertain outlook. UOB believes that growth will be closer to the lower end of the estimate. The industrial and commercial property market is expected to continue to be weak, and Singapore's high unemployment rate is likely to remain as the economy goes through a restructuring exercise. The tourism industry has been dealt a double blow with the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome in March.

Under the circumstances, the Group will focus on growing our regional business even as we strive to maintain our leading position in Singapore. Our enlarged UOBM should see continued expansion in its corporate and consumer business as the Malaysian economy strengthens. UOB Radanasin Bank is expected to become profitable and United Overseas Bank Philippines intends to increase its business activities this year.

In China, we intend to look for a suitable financial institution to form a strategic alliance. In connection with this, we have held talks with several Chinese banks. Our strategy in Greater China is two-pronged. We intend to add depth and breadth to our scope of business activities and services, and we will continue to use our resources to assist our Singapore and regional customers who have interests in that country.

Acknowledgements

2002 has been an eventful and rewarding year for UOB. For this, credit must go to the wise counsel provided by our distinguished Board of Directors and the dedication and hard work put in by management and staff members. I take this opportunity to thank them for their contributions.

During the year, Mr John C Dean Jr decided to step down from the Board. The Board thanks him for his past service and wishes him success in his new endeavours.

UOB's Senior Deputy Chairman and Board Director, Mr Lee Hee Seng, has decided not to seek re-election at the forthcoming Annual General Meeting and to retire from the Bank. Mr Lee contributed greatly to the smooth integration of UOB and OUB and it is with deep regret that the Board accepts his decision. On behalf of the Board, I thank Mr Lee for his invaluable advice and contributions. The Board and I wish him many happy years of retirement.

Wee Cho Yaw
Chairman & Chief Executive Officer
March 2003

Group Assets

2002: $107,469 million □ – 5.6%

2001: $113,888 million


$ million
120000
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
1998 1999 2000 2001 2002
$ 50,789 56,774 66,324 113,888 107,469
US$ 30,587 34,068 38,293 61,528 61,910

Group Customer Deposits

2002: $67,919 million □ – 8.8%

2001: $74,452 million


$ million
80000
70000
60000
50000
40000
30000
20000
10000
1998 1999 2000 2001 2002
$ 36,492 40,728 43,406 74,452 67,919
US$ 21,976 24,439 25,061 40,223 39,126

Group Customer Loans

2002: $58,884 million □ – 3.3%

2001: $60,892 million


$ million
80000
70000
60000
50000
40000
30000
20000
10000
1998 1999 2000 2001 2002
$ 27,653 27,259 30,045 60,892 58,884
US$ 16,653 16,357 17,347 32,897 33,921

Group Loans/Customer Deposits Ratio

2002: 86.7% □ + 4.9% points

2001: 81.8%


%
110
100
90
80
70
60
50
1998 1999 2000 2001 2002
75.8% 66.9% 69.2% 81.8% 86.7%

Note: Where applicable, figures/ratios have been adjusted for impact of adopting Singapore Statement of Accounting Standard (SAS) 10: Events After Balance Sheet Date with effect from 2000, and for impact of adopting revised SAS 12: Income Taxes and Interpretation of SAS (INT) 5: Consolidation – Special Purpose Entities with effect from 2001.

Financial Highlights

Group Shareholders' Funds

2002: $12,653 million □ – 0.5%

2001: $12,717 million


$ million
13000
12000
11000
10000
9000
8000
7000
6000
5000
4000
1998 1999 2000 2001 2002
$ 5,878 6,191 6,968 12,717 12,653
US$ 3,540 3,715 4,023 6,870 7,289

Group Net Profit After Tax

2002: $1,064.2 million □ + 15.1%

2001: $924.6 million


$ million
1100
1000
900
800
700
600
500
400
300
200
100
1998 1999 2000 2001 2002
$ 332 760 913 925 1,064
US$ 200 456 527 500 613

Group Capital Adequacy Ratios (BIS)

Total Capital
2002: 15.3% □ – 3.2% points
2001: 18.5%

Tier 1 Capital
2002: 12.2% □ + 0.4% point
2001: 11.8%


%
30
27
24
21
18
15
12
9
6
3
1998 1999 2000 2001 2002
Total Capital 21.4% 21.7% 19.8% 18.5% 15.3%
Tier 1 Capital 18.6% 18.6% 17.1% 11.8% 12.2%
Total Capital
Tier 1 Capital

Group Adjusted Earnings Per Share

2002: 67.7 cents □ – 12.4%

2001: 77.3 cents


cents
100
90
80
70
60
50
40
30
20
1998 1999 2000 2001 2002
¢ 31.7 72.4 86.8 77.3 67.7
US¢ 19.1 43.4 50.1 41.8 39.0

Group Return On Average Shareholders' Funds

2002: 8.3% ☐ – 2.5% points

2001: 10.8%



%
18
16
14
12
10
8
6
4
2

	1998	1999	2000	2001	2002
UOB Group	5.7%	12.6%	13.5%	10.8%	8.3%
Major Local Bank Groups	4.4%	10.6%	12.1%	9.6%	7.7%

-○- UOB Group -○- Average Rate of Major Local Bank Groups

Group Return On Average Total Assets

2002: 0.98% ☐ – 0.18% point

2001: 1.16%



%
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2

	1998	1999	2000	2001	2002
UOB Group	0.7%	1.4%	1.5%	1.2%	1.0%
Major Local Bank Groups	0.5%	1.2%	1.4%	1.0%	0.8%

-○- UOB Group -○- Average Rate of Major Local Bank Groups

Dividends

Dividend Payment

2002: $720.4 million ☐ + 69.3%

2001: $425.6 million

Dividend Cover

2002: 2.2 times

2001: 2.2 times



$ million
800
700
600
500
400
300
200
100
times
9
8
7
6
5
4
3
2
1
18%
45%#
40%
40%
58.8%##

		1998	1999	2000	2001	2002
☐	$	133	416	316	426	720
	US$	80	250	183	230	415
-○-	times	2.5	5.0+	2.9	2.2	2.2++

☐ Dividend Payment -○- Dividend Cover ☐ Dividend Rate

+ Dividend cover is 1.8 times if the special tax exempt bonus dividend is included.

++ Dividend cover is 1.5 times if the interim dividend in specie of 18.8% is included.

 # Includes special tax exempt bonus dividend of 25%.

Includes interim dividend in specie of 18.8%.

Financial Highlights

Group Total Income

Net Interest Income
2002: $2,169 million + 51.8%
2001: $1,429 million

Non-Interest Income
2002: $910 million + 14.5%
2001: $795 million



$ million
4000
3500
3000
2500
2000
1500
1000
500
1,715
1,788
1,903
2,224
3,079

		1998	1999	2000	2001	2002
Net Interest Income	$	1,201	1,133	1,198	1,429	2,169
	US$	723	680	692	772	1,249
Non-Interest Income	$	514	655	704	795	910
	US$	310	393	406	429	524

Net Interest Income   Non-Interest Income

Group Total Non-Performing Loans (NPLs)

NPLs
2002: $5,679 million – 4.8%
2001: $5,968 million

NPLs As A % Of Gross Non-Bank Loans
2002: 9.0% – 0.3% point
2001: 9.3%



$ million
7000
6000
5000
4000
3000
2000
1000
14
12
10
8
6
4
2
%

		1998	1999	2000	2001	2002
NPLs	$	2,072	2,834	2,462	5,968	5,679
	US$	1,248	1,701	1,421	3,224	3,272
NPLs (Excluding Debt Securities) As A % Of Gross Non-Bank Loans	%	7.1	9.8	7.8	9.3	9.0

NPLs   NPLs (Excluding Debt Securities) As A % Of Gross Non-Bank Loans

Group Total Cumulative Provisions

Cumulative Specific Provision
2002: $2,079 million + 9.5%
2001: $1,899 million

Cumulative General Provision
2002: $1,425 million – 0.7%
2001: $1,435 million

Total Cumulative Provisions As A % Of Total NPLs
2002: 61.7% + 5.8% points
2001: 55.9%



$ million
4000
3500
3000
2500
2000
1500
1000
500
80
70
60
50
40
30
20
10
%
1,518
1,774
1,664
3,334
3,504

		1998	1999	2000	2001	2002
Specific Provision	$	735	955	896	1,899	2,079
	US$	443	573	517	1,026	1,198
General Provision	$	783	819	768	1,435	1,425
	US$	472	491	443	775	821
Cumulative Provisions As A % Of Total NPLs	%	73.3	62.6	67.6	55.9	61.7

Specific Provision   General Provision   Cumulative Provisions As A % Of Total NPLs

Corporate Information

Honorary Life Counsellor
Dr Lien Ying Chow

Board Of Directors
Mr Wee Cho Yaw (Chairman & Chief Executive Officer)
Mr Lee Hee Seng (Senior Deputy Chairman)
Mr Wee Ee Cheong (Deputy Chairman & President)
Mr Koh Beng Seng (Deputy President)
Mr Ngiam Tong Dow
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan
Prof Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Executive Committee
Mr Wee Cho Yaw (Chairman)
Mr Lee Hee Seng (Deputy Chairman)
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow

Audit Committee
Mr Ernest Wong Yuen Weng (Chairman)
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan

Nominating Committee
Mr Wong Meng Meng (Chairman)
Mr Wee Cho Yaw
Mr Lee Hee Seng
Mr Sim Wong Hoo
Dr Cham Tao Soon

Remuneration Committee
Mr Wee Cho Yaw (Chairman)
Mr Lee Hee Seng
Dr Cham Tao Soon
Mr Philip Yeo Liat Kok
Prof Lim Pin

Secretary
Mrs Vivien Chan

Share Registrar
Lim Associates (Pte) Ltd
10 Collyer Quay
#19-08 Ocean Building
Singapore 049315
Telephone: (65) 6536 5355
Facsimile: (65) 6536 1360

Auditors
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Partner-in-charge: Mr Chua Kim Chiu
(Appointed on 2 August 2002)

Registered Office
80 Raffles Place
UOB Plaza
Singapore 048624
Telephone: (65) 6533 9898
Facsimile: (65) 6534 2334
Telex: RS 21539 TYEHUA
SWIFT: UOVBSGSG
Website: www.uobgroup.com

Investor Relations
80 Raffles Place
#16-22 UOB Plaza 2
Singapore 048624
Telephone: (65) 6539 4439/6539 4416
Facsimile: (65) 6538 0270
Email: InvestorRelations@UOBgroup.com

Board of Directors



Left to right: Wee Cho Yaw, Lee Hee Seng, Wee Ee Cheong

Mr Wee Cho Yaw *Chairman & Chief Executive Officer*
Age 74. A career banker with more than 40 years of experience. Received Chinese high school education. Chairman & CEO of UOB since 1974.

Appointed to the Board on 14 May 1958. Last re-appointed as a Director on 9 May 2002. Executive Director since 1958. Chairman of the Executive Committee since 1976. Chairman of the Bank's Remuneration Committee and member of its Nominating Committee. Chairman of UOB subsidiaries – Far Eastern Bank and United Overseas Insurance. Chairman of United International Securities, Haw Par Corporation, Haw Par Healthcare, Hotel Plaza, Overseas Union Enterprise, United Industrial Corporation, United Overseas Land and Singapore Land and its subsidiary, Marina Centre Holdings. Director of Singapore Press Holdings.

Member of the Asia-Pacific Advisory Committee, New York Stock Exchange. Honorary President of Singapore Chinese Chamber of Commerce & Industry. Named Businessman Of The Year in 2002 and 1989 in the Singapore Business Awards that recognise outstanding achievements by Singapore's business community.

Mr Lee Hee Seng *Senior Deputy Chairman*
Age 76. An accountant and banker by qualification. Brought with him 24 years of experience in finance and management when he joined OUB as Director in 1972. Spent 27 years with OUB culminating with his appointment as Chairman from May 1995 to October 2001. Appointed Senior Deputy Chairman of UOB in November 2001. Has a distinguished public service record, having served as Chairman of Housing & Development Board, the Public Service Commission, the Presidential Elections Committee and the Lee Kuan Yew Exchange Fellowship.

Appointed to the Board on 31 October 2001. Last re-appointed as a Director on 9 May 2002. An Executive Director and Deputy Chairman of the Bank's Executive Committee. Member of its Nominating Committee and Remuneration Committee. Deputy Chairman and Director of Overseas Union Enterprise. Director of Singapore Press Holdings and Marina Centre Holdings.

Fellow of the Chartered Institute of Bankers, Australian Society of Certified Practising Accountants, Institute of Certified Public Accountants of Singapore and Institute of Chartered Secretaries and Administrators, and Companion of the Institute of Management, UK.

Mr Wee Ee Cheong *Deputy Chairman & President*
Age 50. A professional banker who joined the Bank in 1979. Deputy Chairman & President of UOB since 2000.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 30 May 1998. Executive Director since 1990. Member of the Bank's Executive Committee. Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance, United International Securities, Hotel Plaza and United Overseas Land. Director of Visa International (Asia Pacific Regional Association) and the Institute of Banking & Finance. Council Member of the Association of Banks in Singapore and Singapore Chinese Chamber of Commerce & Industry. Has served as Deputy Chairman of Housing & Development Board and Director of Port of Singapore Authority. Former Director of ASEAN Supreme Fund.



Left to right: Koh Beng Seng, Ngiam Tong Dow, Ernest Wong Yuen Weng

Holds a Bachelor of Science (Business Administration) and Master of Arts (Applied Economics) from The American University, Washington DC.

Mr Koh Beng Seng *Deputy President*
Age 52. Joined UOB as Deputy President in 2000. Spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. Executive Director since 2000. Member of the Bank's Executive Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Chartered Semiconductor Manufacturing and ST Assembly Test Services. Served as Advisor (part-time) to the International Monetary Fund (1998 – 2001).

Holds a Bachelor of Commerce (Honours) from Nanyang University and Master of Business Administration from Columbia University, USA.

Mr Ngiam Tong Dow
Age 65. Chairman of Housing & Development Board. Has a distinguished public service career, having served as Permanent Secretary of the Prime Minister's Office, Ministries of Finance, Trade & Industry, National Development, and Communications.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Executive Committee. Director of Singapore Press Holdings and Yeo Hiap Seng. Has served as Chairman of Central Provident Fund Board, Development Bank of Singapore, Economic Development Board and Telecommunication Authority of Singapore, as Deputy Chairman of the Board of Commissioners of Currency, Singapore and as Director of Temasek Holdings.

Holds a Bachelor of Arts (Economics, Honours) from the University of Malaya, Singapore and Master of Public Administration from Harvard University, USA.

Mr Ernest Wong Yuen Weng
Age 58. Group CEO and Director of MediaCorp (Media Corporation of Singapore). Built his career first with the Economic Development Board in 1967 and then with the Ministry of Finance before joining UOB in 1972. President of UOB from 1990 to 2000 when he left to take up his current appointment at MediaCorp.

Appointed to the Board on 3 January 1990. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Chairman of the Bank's Audit Committee. Director of Hotel Plaza, United Overseas Land and Raffles Holdings. Council Member of Nanyang Technological University (NTU) and Chairman of the NTU Endowment Fund Investment Committee. Has served as Chairman of the Association of Banks in Singapore, Board Member of Economic Development Board and Director of ASEAN Supreme Fund. Former Director of several UOB subsidiaries and affiliates, including Far Eastern Bank, United Overseas Insurance and United International Securities.

Holds a Bachelor of Science (Chemical Engineering, Honours) from the University of Surrey, UK.

Board of Directors



Left to right: Wong Meng Meng, Sim Wong Hoo, Philip Yeo Liat Kok, Dr Cham Tao Soon

Mr Wong Meng Meng

Age 54. Senior Partner of Wong Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Chairman of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Honorary Legal Advisor to the Real Estate Developers' Association of Singapore.

Holds a Bachelor of Law (Honours) from the University of Singapore. Accredited Arbitrator to the Singapore International Arbitration Centre.

Mr Sim Wong Hoo

Age 47. Founder, Chairman, Chief Executive Officer and Director of Singapore-based Creative Technology (Nasdaq: CREAF). Holds a Diploma in Electronics and Electrical Engineering from Ngee Ann Polytechnic. A prominent technopreneur and pioneer best known for bringing sound, video and digital entertainment technology into the personal computer.

Appointed to the Board on 14 March 2000. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Nominating Committee. Director of UOB subsidiary, Far Eastern Bank. Director of Frontline Technologies Corporation and MediaRing.com.

Mr Philip Yeo Liat Kok

Age 56. Chairman of the Agency for Science, Technology & Research (A*STAR). Recognised for his contributions to Singapore's economic development and his pioneering role in the promotion and development of the country's information technology, semiconductor and chemical industries. Brings to the Bank wide government and private sector experience over a 30-year career.

Appointed to the Board on 26 May 2000. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Co-Chairman of Economic Development Board. Chairman of CapitaLand and Board Member of Nasdaq-listed Infosys of India. Has served as Chairman of SembCorp Industries.

Holds a Bachelor of Applied Science (Industrial Engineering) and Doctorate of Engineering from the University of Toronto, Master of Science (Systems Engineering) from the University of Singapore and Master of Business Administration from Harvard University, USA.

Dr Cham Tao Soon

Age 63. A Distinguished Professor of Nanyang Technological University (NTU). Held the post of President of NTU from 1981 to 2002.

Appointed to the Board on 4 January 2001. Last re-elected as a Director on 24 May 2001. An independent and non-executive Director. Member of the Bank's Audit Committee, Nominating Committee and Remuneration Committee. Director of UOB subsidiary, Far Eastern Bank. Chairman of NatSteel and Singapore Symphonia Company. Director of Adroit Innovations, Keppel Corporation, Robinson & Company, Singapore International Foundation, TPA Strategic Holdings and WBL Corporation. Board Member of Land Transport Authority.

Has served as Board Member of the Agency for Science, Technology & Research (A*STAR) and as Member of the NTU Council and National University of Singapore Council. Former Director of Ei-Nets, Singapore MRT and Wearne Technology.

Holds a Bachelor of Engineering (Civil, Honours) from the University of Malaya, Bachelor of Science (Mathematics,



Left to right: Tan Kok Quan, Prof Lim Pin, Mrs Margaret Lien Wen Hsien, Ng Boon Yew

Honours) from the University of London and Doctor of Philosophy (Fluid Mechanics) from the University of Cambridge, UK. Fellow of the Institution of Engineers, Singapore and Institution of Mechanical Engineers, UK.

Mr Tan Kok Quan
Age 64. Senior Partner of Tan Kok Quan Partnership. Notary Public and Senior Counsel, Supreme Court of Singapore.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Audit Committee. Director of Network Foods International. Has served as Deputy Chairman of Public Utilities Board. Former Director of NH Ceramics.

Holds a Bachelor of Law (Honours) from the University of Singapore.

Prof Lim Pin
Age 67. University Professor & Professor of Medicine at the National University of Singapore (NUS). Senior Consultant at the National University Hospital.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Member of the Bank's Remuneration Committee. Director of Raffles Medical Group. Corporate Advisor to Singapore Technologies. Chairman of the National Wages Council and Bio-ethics Advisory Committee. Has served as Vice-Chancellor of NUS and Deputy Chairman of Economic Development Board. Former Board Member of the Institute of Policy Studies, Singapore International Foundation and Singapore Institute of Labour Studies.

Holds a Master of Arts and Doctor of Medicine from the University of Cambridge, UK. Fellow of the Academy of Medicine of Singapore (FAMS), FRCP (London) and FRACP.

Mrs Margaret Lien Wen Hsien
Age 60. Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. A non-independent and non-executive Director. Director of Overseas Union Enterprise, Lien Ying Chow Private Limited and Wah Hin & Company Limited. Governor of the Lien Foundation.

Holds a Bachelor of Law (Honours) from the London School of Economics and Political Science, University of London.

Mr Ng Boon Yew
Age 48. A Certified Public Accountant and Member of the Institute of Certified Public Accountants of Singapore, with more than 20 years of accounting and auditing experience in both the private and public sectors.

Appointed to the Board on 1 October 2001. Last re-elected as a Director on 9 May 2002. An independent and non-executive Director. Director of Datapulse Technology, Fischer Tech and Royal Clicks. Group Chief Financial Officer of Singapore Technologies. Member of the Public Accountants Board.

Former Partner in charge of corporate finance services and former Head of Singapore banking practice at major international accounting firm, KPMG. Has served as Chairman of the Disclosure and Accounting Standards Committee and Member of the Council on Corporate Disclosure and Governance.

Fellow of the Association of Chartered Certified Accountants. Associate Member of the Institute of Chartered Accountants in England and Wales, Chartered Institute of Management Accountants, Institute of Chartered Secretaries and Administrators and Chartered Institute of Taxation.

Principal Officers

Mr Terence Ong Sea Eng
Senior Executive Vice President, Global Treasury and Asset Management
Mr Ong joined UOB in 1982. He holds a Bachelor of Accountancy from the University of Singapore and has 20 years of experience in treasury services and operations. Mr Ong was the Deputy General Manager of the Board of Commissioners of Currency, Singapore before joining UOB.

Mr Samuel Poon Hon Thang
Senior Executive Vice President, Institutional Banking
Mr Poon joined UOB in 1988. He holds a Bachelor of Commerce (Honours) from Nanyang University and has over 25 years of experience in banking and finance. Prior to joining UOB, Mr Poon worked in Citibank N.A. for nine years.

Mr Joseph Chen Seow Chan
Managing Director, Trading & Institutional Treasury Services, Global Treasury
Mr Chen joined UOB in 1989. He holds a Bachelor of Science (Honours) from the University of Singapore. Mr Chen has more than 25 years of experience in the treasury and fixed income business. Before joining UOB, he worked in a number of major foreign banks and the Monetary Authority of Singapore.

Mr Bill Chua Teck Huat
Executive Vice President, Operations
Mr Chua joined UOB in 2002. He holds a Bachelor of Arts (Economics) and Bachelor of Engineering (Industrial, Honours) from the University of Newcastle, Australia. Mr Chua has more than 22 years of experience in wholesale and consumer banking. Prior to joining UOB, he worked in OUB, Citibank N.A. and the Ministry of Foreign Affairs.

Ms Susan Hwee
Executive Vice President, Information Technology
Ms Hwee joined UOB in 2001. She holds a Bachelor of Science from the National University of Singapore. Ms Hwee, with over 20 years of experience in information technology, has held appointments in Keppel TatLee Bank, Citibank N.A. and IBM.

Mr Kuek Tong Au
Executive Vice President, Corporate Services
Mr Kuek joined UOB in 1970. His key responsibilities include the management of the Bank's corporate affairs, finance, investor relations, legal and secretariat, property and tax functions. Mr Kuek holds a Bachelor of Accountancy (Honours) from the University of Singapore and has more than 30 years of experience in finance.

Mr Michael Lau Hwai Keong
Executive Vice President, International and Strategic Planning & Research
Mr Lau joined UOB in 2000. He holds a Bachelor of Business Administration (Honours) from the National University of Singapore. He is also a Chartered Financial Analyst. Mr Lau has 18 years of experience in the financial services industry, and previously held senior appointments in the Central Depository and Monetary Authority of Singapore.



Left to right: Terence Ong Sea Eng, Samuel Poon Hon Thang, Joseph Chen Seow Chan, Bill Chua Teck Huat, Susan Hwee, Kuek Tong Au

Mr Francis Lee Chin Yong
Managing Director & Chief Executive,
United Overseas Bank (Malaysia) Bhd
Mr Lee joined UOB in 1980. He was appointed to his current position following the merger of OUB's operations in Malaysia into United Overseas Bank (Malaysia) Bhd on 2 February 2002. Prior to that, he has headed United Overseas Bank (Malaysia) Bhd as its Chief Executive Officer since September 1998. Mr Lee has spent 22 years in UOB, holding senior positions in operations and consumer services.

Mr David Loh Hong Kit
Executive Vice President, Risk Management & Compliance
Mr Loh joined UOB in 2000. He holds a Bachelor of Science (Honours) from the University of Birmingham, UK and Master of Business Administration from the University of New South Wales. He is also a Chartered Financial Analyst. Mr Loh has 20 years of experience in the financial services industry. He was Senior Vice President in the now Singapore Exchange Derivatives Trading/Derivatives Clearing from 1992 to 1999.

Ms Sim Puay Suang
Executive Vice President, Personal Financial Services
Ms Sim joined UOB in 1978. She holds a Bachelor of Arts from the University of Singapore. A 24-year career banker in UOB, Ms Sim has extensive experience and expertise in consumer banking. She is responsible for the business development and management of the Bank's individual banking business. Her portfolio includes personal deposits, loans, investments, credit and debit cards, travel-related services and privilege banking.

Mr Wee Joo Yeow
Executive Vice President, Corporate Banking
Mr Wee joined UOB in 2002. He holds a Bachelor of Business Administration (Honours) from the University of Singapore and Master of Business Administration from New York University. A career banker with 30 years of corporate banking experience, Mr Wee has held senior appointments in OUB and First National Bank of Chicago prior to joining UOB.

Mr Wong Chong Fatt
Executive Vice President, High Networth Customers &
Managing Director, Banknotes, Futures &
Personal Treasury Services, Global Treasury
Mr Wong joined UOB in 2000. He holds a Bachelor of Commerce from Nanyang University. Mr Wong brings to the Bank more than 20 years of experience in treasury products, having held senior appointments in ABN AMRO Futures, NatWest Futures and HSBC Futures.

Mr Yeo Eng Cheong
Executive Vice President, Commercial Credit
Mr Yeo joined UOB in 1986. He holds a Bachelor of Business Administration (Honours) from the University of Singapore. Mr Yeo is a career banker with more than 30 years of experience in credit and marketing, including 10 years with Chase Manhattan Bank (now known as JP Morgan Chase & Co).



Left to right: Michael Lau Hwai Keong, Francis Lee Chin Yong, David Loh Hong Kit, Sim Puay Suang, Wee Joo Yeow, Wong Chong Fatt, Yeo Eng Cheong

UNITED OVERSEAS BANK LIMITED
(Incorporated in Singapore)
AND ITS SUBSIDIARIES

Summary Financial Statements

IMPORTANT
The following Summary Financial Statements set out on pages 19 to 39 contain only a summary of the information in the directors' report and financial statements of the Bank's Annual Report. The Summary Financial Statements do not contain sufficient information to allow for a full understanding of the results and state of affairs of the Bank or of the Group. For further information, the full financial statements, the auditors' report on the full financial statements and the directors' report should be consulted. Shareholders may request a copy of the Annual Report at no cost, by using the Request Form at the end of the Summary Financial Report.

Directors
The directors holding office at the date of this report are as follows:

Mr Wee Cho Yaw
Mr Lee Hee Seng
Mr Wee Ee Cheong
Mr Koh Beng Seng
Mr Ngiam Tong Dow
Mr Ernest Wong Yuen Weng
Mr Wong Meng Meng
Mr Sim Wong Hoo
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan
Professor Lim Pin
Mrs Margaret Lien Wen Hsien
Mr Ng Boon Yew

Principal Activities
The Bank is principally engaged in the business of banking in all its aspects. The principal activities of its subsidiaries include commercial banking, merchant banking, finance, leasing, insurance, investment, trustee/investment management, nominee services, stockbroking, gold/futures dealing, computer services, management services, general services, consultancy and research services, property, property management and travel. There have been no significant changes in the nature of these activities during the financial year, except for the following:

(a) On 2 January 2002, Overseas Union Bank Limited ("OUB"), a wholly-owned subsidiary was merged into the Bank under Section 14A of the Banking Act, Cap.19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of OUB were transferred to and vested in the Bank. The banking licence of OUB was cancelled on 2 January 2002 and it has been dormant since then. At an appropriate time, the Bank will apply to the Registrar of Companies and Businesses for OUB to be dissolved by striking its name off the register under Section 344 of the Companies Act, Cap. 50.

(b) On 3 June 2002, Industrial & Commercial Bank Limited ("ICB"), a wholly-owned subsidiary was delisted from the Singapore Exchange after the Bank acquired the minority shareholders' interests of 12.55% in ICB. On 28 August 2002, ICB was merged into the Bank under Section 14A of the Banking Act, Cap. 19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of ICB were transferred to and vested in the Bank. The banking licence of ICB was cancelled on 28 August 2002 and it has been dormant since then. At an appropriate time, the Bank will apply to the Registrar of Companies and Businesses for ICB to be dissolved by striking its name off the register under Section 344 of the Companies Act, Cap. 50.

Arrangements to Enable Directors to Acquire Shares or Debentures

Neither at the end of nor at any time during the financial year was the Bank a party to any arrangement whose object was to enable the directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate, other than those issued in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as set out in this report.

Directors' Interests in Shares, Share Options and Debentures

(a) The interests of the directors holding office at the end of the financial year in the share capital of the Bank and related corporations according to the register of directors' shareholdings were as follows:

	Number of Ordinary Shares of $1 each			
	Shareholdings Registered in the Name of Directors		Shareholdings in which Directors are Deemed to have an Interest	
	At 31.12.2002	At 1.1.2002	At 31.12.2002	At 1.1.2002
The Bank				
Mr Wee Cho Yaw	16,390,248	16,390,248	209,258,142	146,375,326
Mr Lee Hee Seng	562,341	562,341	223,303	223,303
Mr Wee Ee Cheong	2,794,899	2,794,899	143,985,251	143,985,251
Mr Ngiam Tong Dow	–	–	4,600	4,600
Mr Ernest Wong Yuen Weng	50,000	70,000	–	–
Dr Cham Tao Soon	–	–	4,520	4,520
Mr Tan Kok Quan	–	–	95,038	95,038
Mrs Margaret Lien Wen Hsien	99,783	99,783	81,538,287	81,538,287
Mr Ng Boon Yew	–	–	5,280	5,280
United Overseas Insurance Limited				
Mr Wee Cho Yaw	25,400	25,400	–	–
Overseas Union Securities Limited				
Mr Lee Hee Seng	796,875	796,875	–	–
Mrs Margaret Lien Wen Hsien	–	–	15,625	15,625
Industrial & Commercial Bank Limited				
Mr Wee Ee Cheong	–	–	–	356,000
Overseas Union Trust Limited				
Mr Lee Hee Seng	–	74,000	–	–
Mrs Margaret Lien Wen Hsien	–	56,600	–	133,900

(b) According to the register of directors' shareholdings, no director holding office at 31 December 2002 had any interest in the share options in, or debentures of the Bank and related corporations.

(c) There was no change in any of the above-mentioned interests between the end of the financial year and 21 January 2003 (being the 21st day after the end of the financial year).

Ability to Meet Obligations

No contingent or other liability of the Bank or any corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Bank and of the Group to meet their obligations as and when they fall due.

Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Bank and the consolidated financial statements of the Group misleading.

Unusual Items

In the opinion of the directors, the results of the operations of the Bank and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the effects of the merger of OUB and ICB into the Bank as shown in the notes to the financial statements.

Unusual Items after the Year-End Date

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Bank and of the Group for the financial year in which this report is made.

Directors' Contractual Benefits

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

Directors' Fees and Other Remuneration

(a) Details of the total fees and other remuneration paid/payable by the Group to the directors of the Bank for the financial year ended 31 December 2002 are as follows:

	Directors' Fees %	Base or Fixed Salary %	Variable/ Performance Bonus %	Benefits-In-Kind and Others %	Total %
$6,500,000 to $6,749,999 Mr Wee Cho Yaw	3.2	10.7	85.8	0.3	100.0
$2,000,000 to $2,249,999 Mr Wee Ee Cheong	7.6	30.5	59.5	2.4	100.0
$1,750,000 to $1,999,999 Mr Lee Hee Seng	4.1	39.5	55.8	0.6	100.0
$1,250,000 to $1,499,999 Mr Koh Beng Seng	4.2	45.7	46.5	3.6	100.0

Directors' Fees and Other Remuneration *(continued)*

	Directors' Fees %	Base or Fixed Salary %	Variable/ Performance Bonus %	Benefits-In-Kind and Others %	Total %
Below $250,000	100.0	–	–	–	100.0
Mr Ho Sim Guan (resigned on 9 May 2002)					
Mr Ngiam Tong Dow					
Mr Ernest Wong Yuen Weng					
Mr Wong Meng Meng					
Mr John C Dean Jr (resigned on 17 June 2002)					
Mr Sim Wong Hoo					
Mr Philip Yeo Liat Kok					
Dr Cham Tao Soon					
Mr Tan Kok Quan					
Professor Lim Pin					
Mrs Margaret Lien Wen Hsien					
Mr Ng Boon Yew					

(b) The above directors did not receive any share options during the financial year.

Share Options of the Bank

(a) From 1990 to 1998, share options were granted by the Bank pursuant to the UOB Executives' Share Option Scheme in respect of unissued ordinary shares of $1 each to officers of the Bank and its subsidiaries who are in the corporate grade of Vice President rank and above and are not substantial shareholders of the Bank. Particulars of the share options granted under this scheme in 1998 (hereinafter called "Options 1998") have been set out in the directors' report for the year ended 31 December 1998.

(b) On 6 October 1999, the Bank's shareholders approved the adoption of the UOB 1999 Share Option Scheme to replace the UOB Executives' Share Option Scheme. Under the UOB 1999 Share Option Scheme, options may be granted to employees in the corporate grade of Vice President (or an equivalent rank) and above and selected employees below the corporate grade of Vice President (or an equivalent rank) of the Bank and its subsidiaries, and to directors and controlling shareholders. Particulars of the share options granted under this scheme in 1999 and 2000 (hereinafter called "Options 1999" and "Options 2000" respectively) have been set out in the directors' reports for the financial years ended 31 December 1999 and 2000 respectively.

(c) During the financial year, no options were granted pursuant to the UOB 1999 Share Option Scheme.

(d) Statutory and other information regarding the Options is as follows:

(i)

Options	Option Period	Offer Price $
UOB Executives' Share Option Scheme		
1998	14 September 1999 to 13 June 2003	3.14
UOB 1999 Share Option Scheme		
1999	27 December 2000 to 26 December 2004	14.70
2000	11 December 2001 to 10 December 2005	12.90

(ii) The share options expire at the end of the respective option periods unless they lapse earlier in the event of death, bankruptcy or cessation of employment of the Participant or the take-over or winding up of the Bank. Further details of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme ("the Schemes") are set out in the circulars to shareholders dated 18 January 1990 and 10 September 1999 respectively.

(iii) Since the commencement of the Schemes, no participant received 5% or more of the total options available under the Schemes and no options were granted to controlling shareholders (or their associates). Since the commencement of the Schemes, no options were granted to directors of the Bank except for Mr Ernest Wong Yuen Weng, who received options since the commencement of the Schemes up to 31 December 1999 as follows:

Options Granted during the Financial Year	Aggregate Number of Shares under Option since the Commencement of the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme up to 31 December 2002			Number of Shares under Option Outstanding as at	
	Granted	**Exercised**	**Lapsed**	**31.12.2002**	1.1.2002
Nil	741,000	588,000	153,000	–	–

Mr Ernest Wong Yuen Weng did not receive any options after 31 December 1999.

(iv) The holders of the Bank's options have no right to participate, by virtue of the options, in any share issue of any other company.

(e) During the financial year, the Bank issued 494,000 ordinary shares of $1 each to option holders who exercised their rights in connection with the UOB Executives' Share Option Scheme and the UOB 1999 Share Option Scheme as follows:

Subscription Price Per Share, Paid in Cash $	Number of Ordinary Shares of $1 each in the Bank
8.25	109,000
3.14	39,000
14.70	28,000
12.90	318,000
	494,000

All newly issued shares rank *pari passu* in all respects with the previously issued shares.

Share Options of the Bank *(continued)*

(f) Unissued ordinary shares of $1 each under option at 31 December 2002 comprise the following:

Year in which Options were Granted under the Schemes	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Shares
1998	3.14	14 June 2003	10,000
1999	14.70	27 December 2004	1,211,000
2000	12.90	11 December 2005	1,179,000
			2,400,000

Share Options of the Bank's subsidiary, Overseas Union Trust Limited ("OUT")

(a) The OUT Share Option Scheme (the scheme as amended or modified from time to time hereinafter called the "OUT Scheme") was approved by the members of OUT at an Extraordinary General Meeting held on 11 May 1995.

(b) Options under the OUT Scheme were granted to officers of OUT in the corporate grade of Assistant Manager (or an equivalent rank) and above, and an executive director of OUT. Particulars of the share options granted under this scheme have been set out in the directors' report for the year ended 31 December 2001.

(c) On 1 April 2000, replacement options (hereinafter called the "Replacement Options") were granted pursuant to the OUT Scheme (as amended) to holders of outstanding options granted under the OUT Scheme and who, on that date, satisfied the eligibility criteria specified in Regulation 6 of the Regulations of the OUT Scheme. Particulars of the Replacement Options granted under this scheme have been set out in the directors' report for the year ended 31 December 2001.

(d) No options have been granted under the OUT Scheme during the period from 20 September 2001, the date when OUT became a subsidiary of the Bank, to 31 December 2002.

(e) During the financial year, OUT issued the following ordinary shares of $1 each to option holders who exercised their rights in connection with the OUT Share Option Scheme:

Subscription Price Per Share, Paid in Cash $	Number of Ordinary Shares of $1 each in OUT
2.52	112,000
3.89	29,000
	141,000

(f) Statutory and other information regarding the unissued shares of OUT under options which were granted pursuant to the OUT Scheme as at 31 December 2002 is as follows:

Year in which Options were Granted under the OUT Scheme	Price Per Share Payable in Full Upon Application $	Date of Expiration of Option	Number of Ordinary Shares of $1 each in OUT
1995 Replacement Options	2.49	1 October 2005	63,041
1996 Replacement Options	2.61	2 October 2006	71,000
1997 Replacement Options	2.14	30 September 2007	57,000
1998 Replacement Options	1.00	4 October 2008	75,000
1999 Options	2.27	30 September 2009	87,000
2000 Options	2.52	21 September 2010	202,000
2001 Options	3.89	5 August 2011	403,000
			958,041

The holders of the options, including Replacement Options, of OUT have no right to participate, by virtue of the options, in any share issue of any other company.

(g) Pursuant to the proposal made in connection with the privatisation of OUT dated 21 October 2002 to, and accepted by, each of the holders of the options granted under the OUT Scheme ("the Optionholders"), each of the Optionholders has agreed not to exercise all or any of his rights as holders of such options. Pursuant to Regulation 14.2 of the Scheme, all the options granted under the OUT Scheme lapsed and became null and void on 27 January 2003.

Audit Committee

The Audit Committee comprises four members, all of whom are non-executive independent directors. The members of the Audit Committee are as follows:

Mr Ernest Wong Yuen Weng (Chairman)
Mr Philip Yeo Liat Kok
Dr Cham Tao Soon
Mr Tan Kok Quan

In its report to the Board of Directors, the Audit Committee reports that it has reviewed with the Bank's internal auditors their audit plan and the scope and results of the Bank's internal audit procedures. The Audit Committee has also reviewed with the Bank's auditors, PricewaterhouseCoopers, their audit plan, their evaluation of the system of internal accounting controls, their auditors' long-form report and the response of management thereto as well as their audit report on the financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2002. The financial statements of the Bank and the consolidated financial statements of the Group for the year ended 31 December 2002 have been reviewed by the Committee prior to their submission to the Board of Directors.

The Audit Committee has reviewed the Bank's position with regard to interested person transactions and the assistance given by the Bank's officers to PricewaterhouseCoopers.

The Audit Committee has also carried out the functions required of the Committee under the Code of Corporate Governance.

The Summary Financial Statements as set out on pages 19 to 39 were approved by the Board of Directors and signed on its behalf by:

Wee Cho Yaw
Chairman

Wee Ee Cheong
Deputy Chairman

28 February 2003

Auditors' Report

for the financial year ended 31 December 2002

We have examined the Summary Financial Statements set out on pages 19 to 39.

In our opinion, the Summary Financial Statements are consistent with the full financial statements and directors' report of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2002 from which they were derived, and comply with the requirements of Section 203A of the Singapore Companies Act, and the regulations made thereunder, applicable to Summary Financial Statements.

For a full understanding of the results and state of affairs of the Bank and the Group, the Summary Financial Statements should be read in conjunction with the directors' report and the full financial statements of United Overseas Bank Limited and its subsidiaries for the financial year ended 31 December 2002.

We have issued our Auditors' Report dated 28 February 2003 on the full financial statements of United Overseas Bank Limited and its subsidiaries for the year ended 31 December 2002. The Auditors' Report is reproduced as follows:

"Auditors' Report to the Members of United Overseas Bank Limited

We have audited the financial statements of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2002 set out on pages # to #. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

   (i) the state of affairs of the Bank and of the Group at 31 December 2002, and the profit and changes in equity of the Bank and of the Group, and the cash flows of the Group for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements of the Bank and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

 # The page numbers are as stated in the Auditors' Report dated 28 February 2003 included in United Overseas Bank Limited's Annual Report for the financial year ended 31 December 2002.

Auditors' Report
for the financial year ended 31 December 2002

We have considered the financial statements and auditors' reports of all subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 46 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 28 February 2003

Income Statements

for the financial year ended 31 December 2002

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Interest income	**3,752,479**	3,413,284	**2,952,152**	2,315,784
Less: Interest expense	**1,583,358**	1,984,133	**1,233,023**	1,472,743
Net interest income	**2,169,121**	1,429,151	**1,719,129**	843,041
Dividend income	**31,881**	33,701	**256,386**	231,157
Fee and commission income	**500,545**	355,201	**293,684**	164,003
Rental income	**78,426**	75,947	**45,667**	42,036
Other operating income	**299,272**	330,091	**263,891**	245,296
Income before operating expenses	**3,079,245**	2,224,091	**2,578,757**	1,525,533
Less:				
Staff costs	**536,354**	442,657	**336,174**	215,706
Other operating expenses	**537,623**	431,186	**418,399**	259,072
	1,073,977	873,843	**754,573**	474,778
Operating profit before goodwill amortisation and provisions	**2,005,268**	1,350,248	**1,824,184**	1,050,755
Less: Goodwill amortisation	**195,554**	47,806	**191,223**	–
Less: Provisions	**451,482**	164,795	**511,227**	111,675
Operating profit after goodwill amortisation and provisions	**1,358,232**	1,137,647	**1,121,734**	939,080
Exceptional items	**(48,065)**	(11,997)	**727,559**	(11,045)
Share of profit of associates	**123,403**	71,912	**–**	–
Profit from ordinary activities before tax	**1,433,570**	1,197,562	**1,849,293**	928,035
Less: Tax	**339,726**	268,988	**417,267**	181,396
Profit after tax	**1,093,844**	928,574	**1,432,026**	746,639
Minority interests	**(29,644)**	(3,995)	**–**	–
Net profit for the financial year attributable to members	**1,064,200**	924,579	**1,432,026**	746,639
Earnings per share:				
Basic	**68 cents**	77 cents		
Diluted	**68 cents**	77 cents		

Balance Sheets
as at 31 December 2002

	The Group		The Bank	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000
Share Capital And Reserves				
Share capital	1,571,603	1,571,109	1,571,603	1,571,109
Share premium	791,233	786,192	791,233	786,192
Non-distributable reserves	6,223,204	6,622,841	5,801,717	6,076,234
Revenue reserves	3,933,004	3,199,343	3,119,545	2,148,951
Share of reserves of associates	133,594	537,354	–	–
	12,652,638	12,716,839	11,284,098	10,582,486
Minority Interests	149,635	398,560	–	–
Liabilities				
Current, fixed, savings accounts and other deposits of non-bank customers	67,918,581	74,451,684	57,931,265	36,484,724
Deposits and balances of banks and agents	19,302,058	18,093,807	17,966,942	11,429,360
Deposits from subsidiaries	–	–	1,421,386	1,133,793
	87,220,639	92,545,491	77,319,593	49,047,877
Bills and drafts payable	163,865	125,177	107,986	32,221
Provision for current tax	445,997	475,435	371,025	310,255
Other liabilities	4,662,937	3,445,900	2,842,129	1,380,453
Deferred tax liabilities	26,900	23,539	6,422	874
Debts issued	2,146,810	4,157,153	1,294,399	3,639,095
	94,667,148	100,772,695	81,941,554	54,410,775
	107,469,421	113,888,094	93,225,652	64,993,261
Off-Balance Sheet Items				
Contingent liabilities	8,918,971	7,788,183	7,802,255	3,535,260
Derivative financial instruments	131,279,403	82,208,382	129,039,215	70,380,618
Commitments	36,526,489	34,692,168	30,392,941	15,389,598

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Assets				
Cash and balances with central banks	**4,213,458**	3,329,827	**2,402,190**	926,101
Singapore Government treasury bills and securities	**8,260,989**	8,711,833	**8,002,833**	4,272,411
Other government treasury bills and securities	**1,332,948**	1,817,360	**419,031**	244,261
Dealing securities	**620,109**	680,989	**431,811**	358,104
Placements and balances with banks and agents	**19,426,221**	24,745,590	**18,419,738**	19,396,877
Trade bills	**1,051,030**	1,204,164	**139,405**	62,280
Advances to customers	**57,832,977**	59,687,930	**49,816,830**	23,433,561
Placements with and advances to subsidiaries	**–**	–	**1,018,173**	2,038,867
Other assets	**4,012,147**	2,967,633	**3,064,785**	1,648,779
	96,749,879	103,145,326	**83,714,796**	52,381,241
Investment securities	**3,945,383**	3,431,062	**2,687,019**	989,656
Investments in associates	**1,274,245**	1,781,322	**706,868**	737,601
Investments in subsidiaries	**–**	–	**1,409,829**	10,260,598
Fixed assets	**1,794,349**	1,724,515	**1,118,922**	610,132
Deferred tax assets	**39,519**	29,218	**2,790**	14,033
Goodwill	**3,666,046**	3,776,651	**3,585,428**	–
	107,469,421	113,888,094	**93,225,652**	64,993,261

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2002

The Group

	2002					
	Share Capital $'000	Share Premium $'000	Non-Distributable Reserves $'000	Revenue Reserves $'000	Share of Reserves of Associates $'000	Total $'000
Balance at 1 January 2002						
As previously reported	1,571,109	786,192	6,622,841	3,136,210	537,354	12,653,706
Prior year adjustments resulting from adoption of revised SAS 12	–	–	–	63,133	–	63,133
As restated	1,571,109	786,192	6,622,841	3,199,343	537,354	12,716,839
Net profit for the financial year attributable to members	–	–	–	1,064,200	–	1,064,200
Differences arising from currency translation of financial statements of foreign branches and subsidiaries	–	–	(14,514)	–	–	(14,514)
Group's share of reserves of associates	–	–	–	–	(393,977)	(393,977)
Other adjustments	–	–	(2,968)	(2,129)	–	(5,097)
Total recognised gains/(losses) for the financial year	–	–	(17,482)	1,062,071	(393,977)	650,612
Net transfer to revenue reserves	–	–	(384,707)	384,707	–	–
Transfer from share of reserves of associates	–	–	2,552	7,231	(9,783)	–
Dividends	–	–	–	(720,348)	–	(720,348)
Issue of shares to option holders who exercised their rights	494	5,041	–	–	–	5,535
Balance at 31 December 2002	1,571,603	791,233	6,223,204	3,933,004	133,594	12,652,638

The Group

	2001					
	Share Capital $'000	Share Premium $'000	Non-Distributable Reserves $'000	Revenue Reserves $'000	Share of Reserves of Associates $'000	Total $'000
Balance at 1 January 2001						
As previously reported	1,052,451	783,488	1,820,477	2,792,288	519,469	6,968,173
Prior year adjustments resulting from adoption of revised SAS 12	–	–	–	63,133	–	63,133
As restated	1,052,451	783,488	1,820,477	2,855,421	519,469	7,031,306
Net profit for the financial year attributable to members	–	–	–	924,579	–	924,579
Differences arising from currency translation of financial statements of foreign branches and subsidiaries	–	–	92,741	–	–	92,741
Group's share of reserves of associates	–	–	–	–	17,885	17,885
Total recognised gains/(losses) for the financial year	–	–	92,741	924,579	17,885	1,035,205
Net transfer from revenue reserves	–	–	220,148	(220,148)	–	–
Transfer from revenue reserves due to bonus shares issued by subsidiary	–	–	57,796	(57,796)	–	–
Goodwill, previously eliminated against reserves on acquisition, reinstated on disposal of subsidiary	–	–	–	15,231	–	15,231
Dividends	–	–	–	(317,944)	–	(317,944)
Issue of shares to option holders who exercised their rights	377	2,704	–	–	–	3,081
Issue of shares as part consideration for the acquisition of Overseas Union Bank Limited ("OUB")	518,281	–	4,431,679	–	–	4,949,960
Balance at 31 December 2001	1,571,109	786,192	6,622,841	3,199,343	537,354	12,716,839

Statement of Changes in Equity

for the financial year ended 31 December 2002

The Bank

	2002				
	Share Capital $'000	Share Premium $'000	Non-Distributable Reserves $'000	Revenue Reserves $'000	Total $'000
Balance at 1 January 2002					
As previously reported	1,571,109	786,192	6,076,234	2,106,241	10,539,776
Prior year adjustments resulting from adoption of revised SAS 12	–	–	–	42,710	42,710
As restated	1,571,109	786,192	6,076,234	2,148,951	10,582,486
Net profit for the financial year attributable to members	–	–	–	1,432,026	1,432,026
Differences arising from currency translation of financial statements of foreign branches	–	–	(15,601)	–	(15,601)
Total recognised gains/(losses) for the financial year	–	–	(15,601)	1,432,026	1,416,425
Transfer to statutory reserves	–	–	741,193	(741,193)	–
Transfer from capital reserves	–	–	(1,000,109)	1,000,109	–
Dividends	–	–	–	(720,348)	(720,348)
Issue of shares to option holders who exercised their rights	494	5,041	–	–	5,535
Balance at 31 December 2002	1,571,603	791,233	5,801,717	3,119,545	11,284,098

The Bank

			2001		
	Share Capital $'000	Share Premium $'000	Non–Distributable Reserves $'000	Revenue Reserves $'000	Total $'000
Balance at 1 January 2001					
As previously reported	1,052,451	783,488	1,460,184	1,864,546	5,160,669
Prior year adjustments resulting from adoption of revised SAS 12	–	–	–	42,710	42,710
As restated	1,052,451	783,488	1,460,184	1,907,256	5,203,379
Net profit for the financial year attributable to members	–	–	–	746,639	746,639
Differences arising from currency translation of financial statements of foreign branches	–	–	(2,629)	–	(2,629)
Total recognised gains/(losses) for the financial year	–	–	(2,629)	746,639	744,010
Transfer to statutory reserves	–	–	187,000	(187,000)	–
Dividends	–	–	–	(317,944)	(317,944)
Issue of shares to option holders who exercised their rights	377	2,704	–	–	3,081
Issue of shares as part consideration for the acquisition of OUB	518,281	–	4,431,679	–	4,949,960
Balance at 31 December 2001	1,571,109	786,192	6,076,234	2,148,951	10,582,486

Consolidated Cash Flow Statement

for the financial year ended 31 December 2002

	2002 $'000	2001 $'000
Cash Flows From Operating Activities		
Profit before tax	1,433,570	1,197,562
Adjustments for:		
Depreciation of fixed assets	114,536	96,119
Goodwill amortisation	195,554	47,806
Share of profit of associates	(123,403)	(71,912)
Operating profit before changes in operating assets and liabilities	1,620,257	1,269,575
Changes in operating assets and liabilities:		
Deposits	(5,324,852)	(1,165,418)
Bills and drafts payable	38,688	(48,023)
Other liabilities	1,216,704	(567,466)
Dealing securities	60,880	179,039
Placements and balances with banks and agents	5,319,369	(1,136,568)
Trade bills and advances to customers	2,008,087	(824,386)
Other government treasury bills and securities not qualifying as cash and cash equivalents	406,917	310,371
Other assets	(1,043,677)	124,578
Cash generated from/(used in) operations	4,302,373	(1,858,298)
Income taxes paid	(371,089)	(322,008)
Net cash from/(used in) operating activities	3,931,284	(2,180,306)
Cash Flows From Investing Activities		
Increase in investment securities and investments in associates	(339,781)	(1,172,959)
Net dividends received from associates	52,210	39,246
Net (increase)/decrease in fixed assets	(184,031)	21,593
Acquisition of/change in minority interests of subsidiaries	(353,136)	42,649
Net cash flow on acquisition	(1,204)	6,405,853
Net cash flow from disposal of subsidiaries	2	28,933
Net cash (used in)/from investing activities	(825,940)	5,365,315
Cash Flows From Financing Activities		
Proceeds from issue of shares	5,535	3,081
Net (decrease)/increase in debts issued	(2,010,343)	4,157,153
Dividends paid by the Bank	(720,348)	(317,944)
Dividends paid by subsidiaries to minority shareholders	(10,382)	(6,811)
Net cash (used in)/from financing activities	(2,735,538)	3,835,479
Currency translation adjustment	(14,514)	92,741
Net increase in cash and cash equivalents	355,292	7,113,229
Cash and cash equivalents at beginning of the financial year	12,728,768	5,615,539
Cash and cash equivalents at end of the financial year	13,084,060	12,728,768

Notes to the Summary Financial Statements

for the financial year ended 31 December 2002

Basis of Accounting

The financial statements are prepared in accordance with and comply with Singapore Statements of Accounting Standard. The financial statements are prepared in accordance with the historical cost convention, modified by the revaluation of certain derivative financial instruments to market value at the balance sheet date and the inclusion of certain freehold and leasehold land and buildings at valuation.

The financial statements of the Bank and the consolidated financial statements of the Group are expressed in Singapore dollars.

Changes in Accounting Policies

With effect from 1 January 2002, the Group has adopted the revised Statement of Accounting Standard 12 on Income Taxes. In addition, the financial statements of Archer 1 Limited, a special purpose entity, has been consolidated in accordance with Interpretation of Statement of Accounting Standard ("INT") 5: Consolidation – Special Purpose Entities. These changes have no material impact on the financial statements of the Bank and Group for the years ended 31 December 2002 and 31 December 2001. The comparatives for 2001 have been restated accordingly.

Directors' Fees and Other Remuneration

Included in total expenses are fees and other remuneration paid/payable to the directors of the Bank and its subsidiaries as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Directors of the Bank:				
Fees	**1,147**	887	**659**	410
Remuneration	**11,534**	10,699	**11,534**	8,789
Professional fees paid/payable to firms of which certain directors of the Bank are members	**201**	1,476	**17**	1,294
Less:				
Amount capitalised in cost of acquisition of OUB	**–**	1,237	**–**	1,237
Amount charged to the results for the financial year	**201**	239	**17**	57
	12,882	11,825	**12,210**	9,256
Directors of subsidiaries:				
Fees	**648**	634	**10**	21
Remuneration	**5,879**	8,082	**–**	–
Professional fees paid/payable to firms of which certain directors of subsidiaries are members	**88**	424	**5**	3
Less:				
Amount capitalised in fixed assets	**83**	419	**–**	–
Amount charged to the results for the financial year	**5**	5	**5**	3
	6,532	8,721	**15**	24

Exceptional Items

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Gross dividend from Industrial & Commercial Bank Limited ("ICB") arising from its merger with the Bank, net of dividend paid out of pre-acquisition reserves which was credited to the Bank's cost of investment in ICB	**–**	–	**674,895**	–
Deficit arising from the merger of ICB	**–**	–	**(57,422)**	–
Surplus arising from the merger of OUB	**–**	–	**145,482**	–
Restructuring costs as a result of the acquisition of OUB	**(48,065)**	(11,997)	**(35,396)**	(11,045)
	(48,065)	(11,997)	**727,559**	(11,045)

Dividends

	The Bank	
	2002	2001
	$'000	$'000
Dividends proposed, declared and recommended in respect of the financial year ended 31 December:		
Proposed final dividend of 25 cents (2001: 25 cents) per share net of tax at 22% (2001: 22%)	**306,463**	306,366
Interim dividend of 15 cents (2001: 15 cents) per share net of tax at 22% (2001: 24.5%)	**183,874**	119,231
Distribution in specie of 18.8 cents per share net of tax at 22%	**230,020**	–
	720,357	425,597
Gross total dividend per share	**58.8 cents**	40.0 cents

Significant Related Party Transactions

In the normal course of banking business, the Bank has carried out transactions with its subsidiaries and associates on normal terms and conditions. Significant related party transactions as disclosed in the notes to the full financial statements are as follows:

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Interest income received/receivable from:				
Subsidiaries	**–**	–	**28,724**	45,141
Associates	**11,718**	21,129	**11,678**	20,811
	11,718	21,129	**40,402**	65,952
Interest expense paid/payable to:				
Subsidiaries	**–**	–	**30,073**	64,553
Associates	**1,005**	1,605	**817**	1,245
	1,005	1,605	**30,890**	65,798

Additional Financial Information

Set out below is the additional financial information to comply with the disclosure requirements of the Companies (Summary Financial Statement) Regulations.

	The Group		The Bank	
	2002	2001	**2002**	2001
	$'000	$'000	**$'000**	$'000
Current assets	**63,007,114**	65,947,439	**54,242,737**	38,451,701
Current liabilities	**92,448,707**	96,572,767	**79,884,574**	50,568,874
Net current liabilities	**29,441,593**	30,625,328	**25,641,837**	12,117,173
Non-current assets	**44,462,307**	47,940,655	**38,982,915**	26,541,560
Non-current liabilities	**2,218,441**	4,199,928	**2,056,980**	3,841,901
Net assets	**12,802,273**	13,115,399	**11,284,098**	10,582,486

Capital Adequacy Ratios

as at 31 December 2002

The Capital Adequacy Ratios (CAR) of the Group were computed in accordance with the guidelines issued by the Basle Committee on Banking Supervision. The Group's capital management policy is to maintain a strong capital position to support the growth of the Group, both organically and through acquisitions. As at 31 December 2002, the Group maintained a strong Total Capital ratio of 15.3%, which is almost twice the minimum of 8% set by the Bank for International Settlements (BIS), and above the minimum of 12% required by the Monetary Authority of Singapore.

The Total Capital ratio fell from 18.5% to 15.3%, mainly as a result of the redemption of US$ subordinated floating rate notes during the year.

	The Group	
	2002 $ million	2001 $ million
Capital		
Tier 1 – Core capital		
Share capital	1,572	1,571
Disclosed reserves	10,956	10,765
Minority interests	150	399
Less: Goodwill	(3,684)	(3,777)
	8,994	8,958
Tier 2 – Supplementary capital		
Revaluation reserves on investments and properties*	349	671
General loan loss provision+	920	949
Subordinated notes	1,294	3,638
	2,563	5,258
Less: Deductions against Capital#	(337)	(161)
Total capital	11,220	14,055
Risk-Weighted Assets		
Total risk-weighted assets including market risk	73,574	75,897
Capital Adequacy Ratios		
Tier 1	12.2%	11.8%
Total capital	15.3%	18.5%

* *After discount of 55% in accordance with BIS guidelines.*

\+ *Excluding specific and earmarked provisions.*

\# *Including capital deductions for certain investments.*

Statistics of Shareholdings

as at 17 March 2003

Size of Shareholdings	No. of Shareholders	Percentage of Shareholders	No. of Shares	Percentage of Shares
1 - 999	8,763	28.14	2,650,585	0.17
1,000 - 10,000	19,333	62.07	51,415,199	3.27
10,001 - 1,000,000	2,982	9.57	138,638,021	8.82
1,000,001 & Above	68	0.22	1,378,898,820	87.74
	31,146	100.00	1,571,602,625	100.00

Public Float

Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited requires that at least 10% of the equity securities (excluding preference shares and convertible equity securities) of a listed company in a class that is listed is at all times held by the public.

Based on information available to the Company as at 17 March 2003, approximately 79% of the issued ordinary shares of the Company was held by the public and therefore, Rule 723 of the Listing Manual has been complied with.

Twenty Largest Shareholders	No. of Shares	Percentage of Shares
DBS Nominees Pte Ltd	257,408,200	16.38
Raffles Nominees Pte Ltd	189,525,264	12.06
United Overseas Bank Nominees (Private) Limited	184,987,287	11.77
Wee Investments Private Ltd	110,909,184	7.06
HSBC (Singapore) Nominees Pte Ltd	102,133,952	6.50
Citibank Nominees Singapore Pte Ltd	94,992,074	6.04
Tai Tak Estates Sdn Bhd	67,445,739	4.29
Wah Hin & Company (Pte) Ltd	65,621,771	4.18
Overseas Union Enterprise Limited	48,337,728	3.08
DB Nominees (S) Pte Ltd	46,704,284	2.97
C Y Wee & Co Pte Ltd	31,645,653	2.01
Overseas Union Bank Nominees (Private) Limited	17,100,054	1.09
Wee Cho Yaw	16,390,248	1.04
Oversea-Chinese Bank Nominees Private Limited	13,975,215	0.89
Tee Teh Sdn Berhad	9,526,954	0.61
Kwan Tee Holdings Pte Ltd	9,112,892	0.58
Ho Sim Guan	5,565,142	0.35
Overseas Union Insurance, Limited – Offshore Insurance Fund	5,425,760	0.35
Chew How Teck And Company (Pte) Limited	5,051,455	0.32
Morgan Stanley Asia (Singapore) Securities Pte Ltd	4,856,972	0.31
	1,286,715,828	81.88

Statistics of Shareholdings

as at 17 March 2003

Substantial Shareholders	Shareholdings Registered in the Name of Substantial Shareholders	Other Shareholdings in which Substantial Shareholders are deemed to have an Interest	Total Interest	
	No. of Shares	No. of Shares	No. of Shares	Percentage of Shares
Lien Ying Chow	316,516	81,321,554 *	81,638,070	5.19
Lien Ying Chow (Pte) Ltd	–	81,221,771 *	81,221,771	5.17
Wah Hin & Company (Pte) Ltd	65,621,771	15,600,000	81,221,771	5.17
Wee Cho Yaw	16,390,248	206,509,557 **	222,899,805	14.18
Wee Ee Cheong	2,794,899	143,951,011 **	146,745,910	9.34
Wee Ee Chao	141,164	114,602,696 **	114,743,860	7.30
Wee Ee Lim	1,606,834	143,933,758 **	145,540,592	9.26
Wee Investments Private Ltd	110,909,021	571,021	111,480,042	7.09

* *Lien Ying Chow and Lien Ying Chow (Pte) Ltd are each deemed to have an interest in 81,221,771 shares held by Wah Hin & Company (Pte) Ltd.*

** *Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao and Wee Ee Lim are each deemed to have an interest in 111,480,042 shares held by Wee Investments Private Ltd.*

Notice is hereby given that the **Sixty-First Annual General Meeting** of members of the Company will be held at the Penthouse of the Company, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 8 May 2003 at 12.00 noon to transact the following business:

As Ordinary Business

Resolution 1 To receive the Financial Statements, the Directors' Report and the Auditors' Report for the year ended 31 December 2002.

Resolution 2 To declare a Final Dividend of 25% less income tax for the year ended 31 December 2002.

Resolution 3 To approve Directors' fees of $658,750 for 2002 (2001: $410,000).

Resolution 4 To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and authorise the Directors to fix their remuneration.

To re-elect the following Directors:

Resolution 5 Mr Koh Beng Seng.

Resolution 6 Mr Ernest Wong Yuen Weng.

Resolution 7 Mr Philip Yeo Liat Kok.

Resolution 8 Dr Cham Tao Soon.

To pass the following resolution under Section 153(6) of the Companies Act, Cap. 50:

Resolution 9 "THAT pursuant to Section 153(6) of the Companies Act, Cap. 50, Mr Wee Cho Yaw be and is hereby re-appointed as a Director of the Company to hold such office until the next Annual General Meeting of the Company."

As Special Business

To consider and, if thought fit, pass the following ordinary resolutions:

Resolution 10 (a) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to offer and grant options in accordance with the Regulations of the UOB 1999 Share Option Scheme ("the 1999 Scheme") and to allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the 1999 Scheme and under the UOB Executives' Share Option Scheme, provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 15 per cent of the issued share capital of the Company from time to time."

Resolution 11 (b) "THAT pursuant to Section 161 of the Companies Act, Cap. 50, approval be and is hereby given to the Directors to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued pursuant to this resolution shall not exceed 10 per cent of the issued share capital of the Company for the time being."

Notes to Resolutions 4, 6, 7, 8, 9, 10 and 11

Resolution 4 – The Audit Committee has nominated Messrs PricewaterhouseCoopers for appointment as the Company's auditors and Messrs PricewaterhouseCoopers have expressed their willingness to accept re-appointment.

Resolution 6 is to re-elect Mr Ernest Wong Yuen Weng who is an independent member and Chairman of the Audit Committee.

Resolution 7 is to re-elect Mr Philip Yeo Liat Kok who is an independent member of the Audit Committee and Remuneration Committee.

Resolution 8 is to re-elect Dr Cham Tao Soon who is an independent member of the Audit Committee, Nominating Committee and Remuneration Committee.

Resolution 9 is to re-appoint Mr Wee Cho Yaw. Mr Wee is a non-independent member and Chairman of the Remuneration Committee, and a non-independent member of the Nominating Committee.

Resolution 10 is to allow the Directors to issue shares pursuant to the UOB 1999 Share Option Scheme ("the 1999 Scheme") which was approved at the Extraordinary General Meeting of the Company on 6 October 1999 and the UOB Executives' Share Option Scheme ("ESOS") which was approved at the Extraordinary General Meeting of the Company on 10 February 1990. A copy of the Regulations of the 1999 Scheme and ESOS is available for inspection by shareholders during normal office hours at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624.

Resolution 11 is to enable the Directors to issue shares in the Company (other than on a bonus or rights issue) up to an amount not exceeding 10 per cent of the issued share capital of the Company for the time being. This approval will expire at the conclusion of the next Annual General Meeting. The Directors would only issue shares under this resolution where they consider it appropriate and in the interest of the Company to do so.

By Order of the Board

Mrs Vivien Chan
Secretary

Singapore, 12 April 2003

Notes:

1 A member entitled to attend and vote at the Meeting is entitled to appoint a proxy or proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time set for holding the Meeting.



Proxy Form

IMPORTANT
1 For investors who have used their CPF monies to buy shares of United Overseas Bank Limited, the Summary Financial Report 2002 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2 This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3 CPF investors who wish to vote should contact their CPF Approved Nominees.

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

I/We ______________________________ (Name)

of ______________________________ (Address)

being (a) member/members of United Overseas Bank Limited (the "Company"), hereby appoint:

Name	**NRIC/Passport Number**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

and/or*

Name	**NRIC/Passport Number**	**Proportion of Shareholdings**	
		No. of Shares	**%**
Address			

* *Please delete as appropriate.*

or failing him/her, the Chairman of the Meeting as my/our proxy to attend and to vote for me/us on my/our behalf at the Sixty-First Annual General Meeting of the Company to be held at the Penthouse, 80 Raffles Place, 61st Storey, UOB Plaza 1, Singapore 048624 on Thursday, 8 May 2003 at 12.00 noon and at any adjournment thereof.

(Please indicate with an "X" in the space provided how you wish your proxy to vote. In the absence of specific directions, the proxy will vote as the proxy deems fit.)

No.	**Ordinary Resolutions**	**For**	**Against**
1	Financial Statements, Directors' Report and Auditors' Report		
2	Final Dividend		
3	Directors' Fees		
4	Auditors and their Remuneration		
5	Re-election (Mr Koh Beng Seng)		
6	Re-election (Mr Ernest Wong Yuen Weng)		
7	Re-election (Mr Philip Yeo Liat Kok)		
8	Re-election (Dr Cham Tao Soon)		
9	Re-appointment (Mr Wee Cho Yaw)		
10	Authority to Issue Shares (Share Option)		
11	Authority to Issue Shares (General)		

Dated this ____________ day of ______________________ 2003

Shares in:	**No. of Shares**
(i) Depository Register	
(ii) Register of Members	
Total	

____

Signature(s) or Common Seal of Shareholder(s)

IMPORTANT: PLEASE READ NOTES OVERLEAF.

Notes:

1 Please insert the number of shares held by you and registered in your name in the Register of Members and in the Depository Register of The Central Depository (Pte) Limited. If no number is inserted, the instrument of proxy will be deemed to relate to all the shares held by you.

2 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3 Where a member appoints two proxies, the appointment shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4 The instrument appointing a proxy or proxies must be deposited at the Office of the Company Secretary at 80 Raffles Place, 4th Storey, UOB Plaza 1, Singapore 048624, not less than 48 hours before the time appointed for the Meeting.

5 The instrument appointing a proxy or proxies must be signed under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed under its common seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy, failing which the instrument may be treated as invalid.

6 A corporation which is a member may authorise by a resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore.

7 The Company shall be entitled to reject the instrument of proxy if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument of proxy. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument of proxy if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

BUSINESS REPLY SERVICE
PERMIT NO. 07399



The Company Secretary
United Overseas Bank Limited
80 Raffles Place, 4th Storey, UOB Plaza 1
Singapore 048624

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Request Form

UNITED OVERSEAS BANK LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

12 April 2003

Dear Shareholder

This notice accompanies a copy of our Summary Financial Report ("SR") for the financial year ended 31 December 2002 ("FY2002"). The SR contains a review of the Company and the Group and a summary of the audited financial statements of the Company and the Group for FY2002. The full Directors' Report and financial statements of the Company and the Group for FY2002 are set out in the Annual Report ("AR") which is a separate report available at no cost, upon request.

From this year onwards, we will be sending you SRs instead of ARs for as long as you are a shareholder, unless you indicate otherwise. The SR for FY2002 is an example of the SRs you will receive in future.

If you wish to receive a copy of the AR for FY2002 and future financial years, please complete the Request Form below and return it to us, **by 25 April 2003. If we do not receive your Request Form, it would indicate that you do not wish to receive the AR for FY2002 and future financial years for as long as you are a shareholder.**

If you subsequently decide that you wish to receive the AR for FY2002 and future financial years, please complete and return the Request Form to us. Please note that the AR for FY2002 will also be available on our website at www.uobgroup.com.

Yours faithfully

Mrs Vivien Chan
Secretary

Request Form

To: United Overseas Bank Limited

N.B. Please tick only one box. Incomplete forms will not be processed.

☐ I/We wish to receive the Annual Report for financial year ended 31 December 2002 and future financial years for as long as I am/we are shareholder(s).

☐ I/We do not wish to receive the Summary Financial Reports or the Annual Reports for future financial years for as long as I am/we are shareholder(s).

Name(s) of Shareholder(s): ______________________________

NRIC/Passport* Number(s): ______________________________

Address: ______________________________

____

CDP Securities Account Number+:

1	6	8	1	–					–				

Signature(s): ______________________________ Date: ______________

* *Please delete where inapplicable.*

\+ *This applies only if your shares are registered with The Central Depository (Pte) Limited.*

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Postage will be paid by addressee.
For posting in Singapore only.

FOLD AND GLUE OVERLEAF. DO NOT STAPLE.

BUSINESS REPLY SERVICE
PERMIT NO. 07400



United Overseas Bank Limited
c/o The Central Depository (Pte) Limited
4 Shenton Way, #02-01, SGX Centre 2
Singapore 068807



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UNITED OVERSEAS BANK LIMITED

HEAD OFFICE
80 Raffles Place
UOB Plaza
Singapore 048624

Telephone (65) 6533 9898
Facsimile (65) 6534 2334
Website www.uobgroup.com

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